UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Securities Co., Ltd. for Fiscal Year 2021

On March 8, 2022, KB Financial Group Inc. disclosed audit reports of KB Securities Co., Ltd. (“KB Securities”), its wholly-owned subsidiary, for fiscal year 2021 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Securities as of and for the years ended December 31, 2021 and 2020 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Securities and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Securities for FY 2021.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Securities for FY 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 8, 2022	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer

Exhibit 99.1

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

KB SECURITIES CO., LTD. and Subsidiaries

Index

December 31, 2021 and 2020

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

KB Securities Co., Ltd.:

Opinion

We have audited the consolidated financial statements of KB Securities Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 40 to the consolidated financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2022

This report is effective as of March 7, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Assets
Cash and deposits	5,35,36,37,42	3,834,048,674,705	3,889,064,252,198
Financial assets at fair value through profit or loss	6,35,36,37	34,182,334,301,081	33,415,470,014,464
Derivative financial assets	7,35,36,37,38	817,518,307,305	928,690,440,172
Financial assets at fair value through other comprehensive income	8,35,36,37	3,839,877,806,177	3,905,038,843,780
Investments in associates	9	137,621,441,023	312,090,836,287
Financial assets measured at amortised cost	10,35,36,37,39	7,186,208,182,322	6,644,454,998,421
Property and equipment	11,39	210,755,849,488	226,120,569,861
Investment properties	12	1,147,746,979,871	1,173,404,223,897
Intangible assets	13	185,272,286,741	169,082,214,065
Current tax assets		4,948,083,454	5,971,446,984
Deferred tax assets	34	—	—
Other financial assets	14,35,36,37,38	3,661,821,844,639	6,789,449,197,296
Other assets	15	50,892,344,080	40,821,543,674
Disposal group classified as held for sale	45	171,749,315,076	—

Total assets		55,430,795,415,962	57,499,658,581,099

Liabilities
Deposit liabilities	16,35,36,37	8,391,075,182,612	7,686,410,760,723
Financial liabilities at fair value through profit or loss	6,35,36,37,38	11,986,846,570,347	11,681,634,705,089
Derivative financial liabilities	7,35,36,37,38	874,641,742,107	863,332,004,471
Borrowings	17,35,36,37,38	24,649,381,850,266	25,029,132,760,730
Current tax liabilities		2,196,195,146	7,773,770,945
Net defined benefit liabilities	18	55,619,888,673	53,636,423,458
Deferred tax liabilities	34	16,878,468,859	4,915,992,113
Provisions	19	106,123,390,303	82,870,710,240
Other financial liabilities	20,35,36,37,38,39	3,484,650,270,838	6,704,330,326,110
Other liabilities	21	427,826,239,552	387,601,021,477

Total liabilities		49,995,239,798,703	52,501,638,475,356

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Other paid-in capital	23	1,478,687,978,420	1,478,716,745,754
Retained earnings	24	2,247,970,109,154	1,847,509,495,299
Other components of equity	25	204,500,516,202	178,381,856,637
Other Comprehensive Income for the disposal group classified as held for sale	45	7,670,746,146	—

Equity attributable to shareholders of the Parent Company		5,431,931,469,922	4,997,710,217,690
Non-controlling interest		3,624,147,337	309,888,053

Total equity		5,435,555,617,259	4,998,020,105,743

Total liabilities and equity		55,430,795,415,962	57,499,658,581,099

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Operating income
Fee and commission income	26	1,144,248,378,743	986,396,263,250
Gain on valuation and disposal of financial instruments	27	5,550,641,843,434	7,068,696,085,166
Interest income	28	826,686,736,401	822,598,489,784
Interest income from financial instruments at FVTPL		402,414,577,880	430,354,396,329
Interest income in applying of effective interest rate		424,272,158,521	392,244,093,455
Gain on valuation and disposal of financial assets measured at amortised costs	29	7,839,928,487	29,252,916,198
Gain on foreign currency transactions	30	793,253,127,269	961,701,785,975
Other operating income	31	226,880,484,789	187,220,475,943

		8,549,550,499,123	10,055,866,016,316

Operating expenses
Fee and commission expense	26	186,868,006,666	120,787,340,778
Loss on valuation and disposal of financial instruments	27	5,581,543,512,545	7,062,893,770,938
Interest expense	28	268,260,223,608	309,414,129,773
Loss on valuation and disposal of financial assets measured at amortised costs	29	22,862,121,814	29,038,084,846
Loss on foreign currency transactions	30	744,492,109,236	1,092,936,571,849
Selling and administrative expenses	32	855,262,728,540	837,463,427,511
Other operating expenses	31	68,987,483,624	24,536,653,032

		7,728,276,186,033	9,477,069,978,727

Operating profit		821,274,313,090	578,796,037,589
Non-operating income	33	48,129,525,832	114,338,476,575
Non-operating expenses	33	51,360,194,503	99,898,443,996

Profit before income tax		818,043,644,419	593,236,070,168
Income tax expense	34	217,752,228,397	159,284,706,620

Profit for the year		600,291,416,022	433,951,363,548

Profit attributable to:
Shareholders of the Parent Company		600,439,340,042	433,925,816,556
Non-controlling interest		(147,924,020)	25,546,992

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Profit for the year		600,291,416,022	433,951,363,548

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,25	27,779,973,437	30,958,040,138
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,25	13,714,607,803	8,832,146,927
Remeasurements of the net defined benefit liabilities	18,25	(2,237,583,109)	(4,785,482,165)
Items that may be subsequently reclassified to profit or loss
Net gains (losses) on valuation of debt instrument at fair value through other comprehensive income	8,25	(17,213,330,222)	2,690,383,182
Share of other comprehensive income (loss) of associates	9,25	23,492,222	(138,895,503)
Gains (Losses) on hedge of net investments in foreign operations	7,25	(13,082,538,140)	3,261,527,418
Exchange difference on translation of foreign operations	25	25,060,921,541	(17,060,194,229)
Other comprehensive income for the year, net of tax		34,045,543,532	23,757,525,768

Total comprehensive income for the year		634,336,959,554	457,708,889,316

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		634,250,019,566	457,702,825,149
Non-controlling interest		86,939,988	6,064,167

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

	Attributable to the Shareholder of the Parent Company
	Share Capital	Other Paid In Capital	Retained Earnings	Other Components of Equity	Other Comprehensive Income for the Disposal Group	Total	Non-controlling Interest	Total Equity
Balance at January 1, 2020	1,493,102,120,000	1,478,716,745,754	1,493,402,661,346	154,785,865,441	—	4,620,007,392,541	303,823,886	4,620,311,216,427
Dividends	—	—	(80,000,000,000)	—	—	(80,000,000,000)	—	(80,000,000,000)
Revaluations of property and equipments	—	—	181,017,397	(181,017,397)	—	—	—	—
Total comprehensive income
Profit for the year	—	—	433,925,816,556	—	—	433,925,816,556	25,546,992	433,951,363,548
Gains on equity instruments at fair value through other comprehensive income	—	—	—	33,648,423,320	—	33,648,423,320	—	33,648,423,320
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	8,832,146,927	—	8,832,146,927	—	8,832,146,927
Share of other comprehensive income of associates	—	—	—	(138,895,503)	—	(138,895,503)	—	(138,895,503)
Remeasurements of net defined benefit liabilities	—	—	—	(4,785,482,165)	—	(4,785,482,165)	—	(4,785,482,165)
Losses on hedge of net investments in foreign operations	—	—	—	3,261,527,418	—	3,261,527,418	—	3,261,527,418
Exchange difference on translation of foreign operations	—	—	—	(17,040,711,404)	—	(17,040,711,404)	(19,482,825)	(17,060,194,229)

Balance at December 31, 2020	1,493,102,120,000	1,478,716,745,754	1,847,509,495,299	178,381,856,637	—	4,997,710,217,690	309,888,053	4,998,020,105,743

Balance at January 1, 2021	1,493,102,120,000	1,478,716,745,754	1,847,509,495,299	178,381,856,637	—	4,997,710,217,690	309,888,053	4,998,020,105,743
Dividends	—	—	(200,000,000,000)	—	—	(200,000,000,000)	—	(200,000,000,000)
Revaluations of property and equipments	—	—	21,273,813	(21,273,813)	—	—	—	—
Changes in ownership of subsidiaries	—	(28,767,334)	—	—	—	(28,767,334)	3,227,319,296	3,198,551,962
Total comprehensive income
Profit for the year	—	—	600,439,340,042	—	—	600,439,340,042	(147,924,020)	600,291,416,022
Gains on equity instruments at fair value through other comprehensive income	—	—	—	10,566,643,215	—	10,566,643,215	—	10,566,643,215
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	13,714,607,803	—	13,714,607,803	—	13,714,607,803
Share of other comprehensive loss of associates	—	—	—	23,492,222	—	23,492,222	—	23,492,222
Remeasurements of net defined benefit liabilities	—	—	—	(2,237,583,109)	—	(2,237,583,109)	—	(2,237,583,109)
Gains on hedge of net investments in foreign operations	—	—	—	(13,082,538,140)	—	(13,082,538,140)	—	(13,082,538,140)
Exchange difference on translation of foreign operations	—	—	—	24,826,057,533	—	24,826,057,533	234,864,008	25,060,921,541
Other
Other Comprehensive income for the disposal group classified as held for sale	—	—	—	(7,670,746,146)	7,670,746,146	—	—	—

Balance at December 31, 2021	1,493,102,120,000	1,478,687,978,420	2,247,970,109,154	204,500,516,202	7,670,746,146	5,431,931,469,922	3,624,147,337	5,435,555,617,259

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		600,291,416,022	433,951,363,548
Adjustment for non-cash items	42	(417,312,391,023)	(248,544,938,485)
Changes in operating assets and liabilities	42	(1,734,309,882,567)	(4,578,264,403,066)

		(1,551,330,857,568)	(4,392,857,978,003)
Interest received		867,556,903,180	864,814,417,368
Interest paid		(262,543,247,334)	(301,546,264,932)
Dividends received		48,254,346,434	43,381,180,350
Income taxes paid		(211,033,728,541)	(117,986,634,762)

Net cash used in operating activities		(1,109,096,583,829)	(3,904,195,279,979)

Cash flows from investing activities
Decrease in long-term deposit held by bank		445,606,747,492	1,637,546,400,000
Acquisition of financial assets at fair value through other comprehensive income		(4,678,422,757,635)	(7,177,688,217,371)
Disposal of financial assets at fair value through other comprehensive income		4,731,871,208,238	5,913,177,631,905
Acquisition of investments of associates	9	(238,418,796,834)	(312,428,478,000)
Disposal of investment of associates	9	94,278,366,786	60,460,896,710
Net cash flows from the change in subsidiaries	9	(4,020,649,275)	(3,375,470,308)
Acquisition of property and equipment	11	(23,586,057,672)	(24,533,604,849)
Disposal of property and equipment	11	683,373,612	4,023,409,090
Acquisition of intangible assets	13	(36,856,058,060)	(26,838,714,187)
Disposal of intangible assets	13	2,086,788,000	6,024,675,739
Acquisition of investment properties	12	—	(53,070,982,551)
Disposal of investment properties	12	58,071,100,474	378,427,620,851
Disposal of assets held for sale		—	20,184,660,053
Others		(26,298,576,016)	(458,672,754)

Net cash provided by investing activities		324,994,689,110	421,451,154,328

Cash flows from financing activities
Increase in borrowings	42	1,243,604,095,870	3,604,511,139,722
Increase(decrease) in guarantee deposit liabilities	42	(816,464,491)	1,120,018,476
Dividends paid	24	(200,000,000,000)	(80,000,000,000)
Redemption of principal elements of lease payments		(32,271,499,249)	(25,090,407,972)
Increase in share capital		3,218,525,903	—
Increase in other liabilities		23,956,770,027	8,321,432,308

Net cash provided by financing activities		1,037,691,428,060	3,508,862,182,534

Effect of exchange rate changes on cash and cash equivalents		1,379,611,661	(491,340,927)

Net increase in cash and cash equivalents		254,969,145,002	25,626,715,956
Cash and cash equivalents at the beginning of the year	5	421,397,220,746	395,770,504,790

Cash and cash equivalents at the end of the year	5	676,366,365,748	421,397,220,746

Cash and cash equivalents from the disposal group classified as held for sale	45	512,346,130	—

Cash and cash equivalents in consolidated statement of financial position as at the end of the year	5	675,854,019,618	421,397,220,746

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1. General Information

General information of KB Securities Co., Ltd. (the “Parent Company” or “KB Securities”) which is a controlling company in accordance with Korean IFRS No.1110 Consolidated Financial Statements, and 102 subsidiaries including KBFG Securities America Inc. is as follows:

The Parent Company was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Parent Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Parent Company amounts to ~~W~~ 1,493,102 million as at December 31, 2020.

The Parent Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Parent Company.

Meanwhile, the Parent Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2021, the Parent Company has 108 branch offices in Korea and one overseas branch office.

Details of the consolidated subsidiaries as at December 31, 2021 and 2020, are as follows:

	2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	77.82	Vietnam	December	IT(Fintech)
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	42.86	Korea	December	Other financial
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	Heungkuk Global Highclass Private Real Estate Trust 23	100.00	Korea	December	Funds
	DGB Qualified Investor Private Real Estate Investment Trust No.8	98.77	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No.15	99.50	Korea	December	Funds
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	December	Funds
	Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	54.84	Korea	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	Alpha Spain Real Estate Private Investment Trust 1	99.85	Korea	December	Funds

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Hanwha US Equity StrategyPrivate Real Estate Fund 3	99.95	Korea	December	Funds
	MS Sejong 4th Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	KB UK Center 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	AJH 3rd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Paradise Yeongjong 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Enewstay 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Panorama 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Papyrus Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	SJ Jongno 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 2nd Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Gamsam 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PFive 2nd Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Polar EH 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Polar EH 2nd Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Gongpyeong 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Chowall 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	FN Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Mareuk 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Believe Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Electronics 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Echo 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co.,Ltd [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Guwol 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sky 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 2nd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Hyosung 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Poongdong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sewoon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Intgreen 1st Inc. [1]	—	Korea	December	Asset-backed securitization
	Able Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Pocheon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Seotan Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able PT 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Unbroken 1st co.ltd [1]	—	Korea	December	Asset-backed securitization
	JOSH Bujeon 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Plus1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB MyeongJi 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangjin 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Yongdap 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansegyo 2nd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Hyeongok Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Mapo 2nd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	GDIC 1st co.ltd [1]	—	Korea	December	Asset-backed securitization
	Able Wonchang 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Zitaress 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB PF 3rd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Beomeo-one Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Yucheon 1st co.ltd [1]	—	Korea	December	Asset-backed securitization
	KB Infra 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KBillite 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Gold 1st Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able MK 1st co.ltd [1]	—	Korea	December	Asset-backed securitization
	Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	92.88	Cayman Islands	December	Funds
The parent Company and others	LB UK Private Real Estate Investment Trust No.18	100.00	Korea	December	Funds
	LB UK Private Real Estate Investment Trust No.19	100.00	Korea	December	Funds
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & real-estate

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
LB Ireland Private Real Estate Investment Trust 8	Beckett Acquisition Limited	100.00	Ireland	December	Real-estate Investment
SJ Jongno 1st Co., Ltd.	KB Wise Star Real Estate Feeder Fund 2	59.86	Korea	December	Funds
KB Wise Star Real Estate Feeder Fund 2	KB Wise Star Jongno Tower Real Estate Master Fund	63.27	Korea	December	Funds
JB New Jersey Private Real Estate Fund 1	Able NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM, LLC	100.00	USA	December	Real-estate Investment
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Lumen International Developments	100.00	Luxemburg	December	Real-estate Investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	December	Real-estate Investment
LB UK Private Real Estate Investment Trust No.18 and others	Hillswood Finco Ltd.	100.00	Jersey	December	Real-estate Investment
	Hillswood Holdings Ltd.	100.00	Jersey	December	Real-estate Investment
	Hillswood Holding Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Hillswood Holding Property Unit Trust and others	Hillswood Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Hanwha US Equity Strategy Private Real Estate Fund 3	498 Seventh KOR Holdco LP	100.00	USA	December	Real-estate Investment
498 Seventh KOR Holdco LP	498 Seventh KOR LLC	100.00	USA	December	Real-estate Investment
Polar EH 1st Co., Ltd and Others	Multiasset PR Private Fund 4	100.00	Korea	December	Funds

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

	2020
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	100.00	Vietnam	December	IT(Fintech)
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) NewTechnology Business InvestmentFund[1]	42.86	Korea	December	Other financial
	Hyundai Dynamic Mix Securities Feeder Investment Trust 1	100.00	Korea	December	Funds
	Hyundai Kon-tiki Specialized Privately Placed Fund 1	82.06	Korea	December	Funds
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	Heungkuk Global Highclass Private Real Estate Trust 23	100.00	Korea	December	Funds
	DGB Qualified Investor Private Real Estate Investment Trust No.8	98.77	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	99.50	Korea	December	Funds
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	December	Funds
	Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	54.84	Korea	December	Funds
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman Islands	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	Alpha Spain Real Estate Private Investment Trust 1	99.85	Korea	December	Funds
	Hangang Domestic Private Real Estate Fund No.14	99.45	Korea	December	Funds
	MS Sejong 4th Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Hana Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB UK Center 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	AKB 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Crescendo Muju Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Great GM 12th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	AJH 3rd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Youto 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Paradise Yeongjong 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Hakgok Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PSeven 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Janghyun Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar SH Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Daerim Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Enewstay 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangsan Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Panorama 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Papyrus Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	SJ Jongno 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Cheonwon Co., Ltd [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2020
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Able KD 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 2nd Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Yongin 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar Wanee 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gamsam 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PFive 2nd Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Sungnae 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Able Ali 2nd Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	KB PF 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Daepo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Ansung 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Polar EH 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Polar EH 2nd Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Polar SQ 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Polar SQ 2nd Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Mojong 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Sungsoo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Daenong Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Chimsan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Forsythia 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able IFP 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar JY Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gorim 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Asan Baebang 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	KB Icheon logistics 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Unicity 4th Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Gongpyeong 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Hamilton Power First Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Chowall 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Startwithone Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Silver Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansaegyo Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Hd Yongin 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	FN Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	ABR Mareuk 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Newstarbelieve Co., Ltd.[1]	—	Korea	December	Asset-backed securitization
	Able Electronics 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Echo 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	KB Wondong 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Newstar Joongbong Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Island 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Gumi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gwangmyeong 2nd Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Bucheon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Kumo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd[1]	—	Korea	December	Asset-backed securitization
	Able Seoho 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KS Beta Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	100.00	Cayman Islands	December	Funds
The Parent Company and Others	LB UK Private Real Estate Investment Trust No.18	100.00	Korea	December	Funds
	LB UK Private Real Estate Investment Trust No.19	100.00	Korea	December	Funds
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & real-estate investment
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	Hyundai Dynamic Mix Securities Master Investment Trust	99.30	Korea	December	Funds
LB Ireland Private Real Estate Investment Trust 8	Beckett Acquisition Limited	100.00	Ireland	December	Real-estate Investment
SJ Jongno 1st Co., Ltd.	KB Wise Star Real Estate Feeder Fund 2	59.69	Korea	December	Funds
KB Wise Star Real Estate Feeder Fund 2	KB Wise Star Jongno Tower Real Estate Master Fund	63.27	Korea	December	Funds
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxemburg	December	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	100.00	Germany	December	Real-estate Investment
JB New Jersey Private Real Estate Fund 1	Able NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM, LLC	100.00	USA	December	Real-estate Investment
Heungkuk Global Highclass Private Real Estate Trust 23	Hyundai Able Investment REIT	99.90	USA	December	Real-estate Investment
Hyundai Able Investment REIT	Hyundai Able Patriots Park, LLC	100.00	USA	December	Real-estate Investment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Lumen International Developments	100.00	Luxemburg	December	Real-estate Investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	December	Real-estate Investment
LB UK Private Real Estate Investment Trust No.18 and others	Hillswood Finco Ltd.	100.00	Jersey	December	Real-estate Investment
LB UK Private Real Estate Investment Trust No.18 and others	Hillswood Holdings Ltd.	100.00	Jersey	December	Real-estate Investment
LB UK Private Real Estate Investment Trust No.18 and others	Hillswood Holding Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Hillswood Holding Property Unit Trust and others	Hillswood Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Polar EH 1st Co., Ltd and Others	Multiasset PR Private Fund 3	100.00	Korea	December	Funds
Polar SQ 1st Co., Ltd and Others	Multiasset PR Private Fund 4	100.00	Korea	December	Funds

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

Summarized financial information of major subsidiaries as at and for the years ended December 31, 2021 and 2020, is as follows:

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	21,580,938	4,206,235	2,764,166	(346,673)	1,099,379
KB Securities Hong Kong Ltd.	268,831,976	42,369,875	12,809,339	952,820	8,117,459
KB Securities Vietnam Joint Stock Company	459,400,541	264,703,900	48,674,216	11,562,680	22,854,982
KB FINA Joint Stock Company	14,703,822	40,048	132,397	(791,669)	461,738
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	—	—	623	1,776,805	1,776,805
Hyundai Kon-tiki Specialized Privately Placed Fund 1 [1]	—	—	105,752	102,481	102,481
JB New Jersey Private Real Estate Fund 1	17,280,644	13,210	8,780	1,366,923	1,366,923
Heungkuk Global Highclass Private Real Estate Trust 23	2,334,694	382	269,624	340,571	340,571
DGB Qualified Investor Private Real Estate Investment Trust No.8	7,096,984	4,039	416,708	384,386	384,386
LB Ireland Private Real Estate Investment Trust 8	71,323,756	3,815,738	4,276,418	3,735,362	3,690,262
Aquila Global Real Assets Fund No.1 LP [1]	—	—	—	(36,818)	(2,575,440)
MS Sejong 4th Co.,Ltd	1,982,145	2,300,224	3,048,532	2,483,249	2,483,249
Able Hana Co., Ltd. [1]	—	—	—	—	—
KB UK Center 1st Co., Ltd.	12,832,231	12,320,000	748,451	15,595	15,595
AKB 1st Co., Ltd. [1]	—	—	—	—	—
Mangrove Feeder Fund	78,341,942	835,822	6,375,067	4,799,816	10,737,381
Mangrove Master Fund	78,763,150	442,176	8,257,033	6,400,494	9,284,184
GH Real Estate I LP	26,701,788	736,468	—	(9,511,479)	(9,321,938)
Global Investment Opportunity Limited	221,660	—	13	(17,637)	46,411

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Hyundai Dynamic Mix Securities Master Investment Trust 1 [1]	—	—	1,334,540	662,176	662,176
Beckett Acquisition Limited	147,825,721	139,715,758	6,225,571	(1,598,561)	(1,549,839)
AGRAF Real Estate Holding No.1, Senningerberg [1]	—	—	—	(7,091)	(302,872)
Vierte CasaLog GmbH & Co. KG [1]	—	—	—	(1,474)	7,968
Able NJ DSM Investment REIT	18,024,689	93,207	451	1,319,458	2,811,740
ABLE NJ DSM, LLC	33,998,186	32,699,331	3,366,644	368,253	536,964
Hyundai Able Investment REIT [1]	—	—	—	(59,279)	(14,347,711)
Hyundai Able Patriots Park, LLC [1]	—	—	13,446	(609,596)	(13,931,605)
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	18,833,391	1,122,501	2,573,430	444,171	444,171
KTB Aircraft Private Investment Trust No.21-1	27,792,980	1,005	3,861,535	1,781,831	1,781,831
KB Digital Innovation&growth New Technology Business Investment Fund	9,106,621	—	499,687	(173,987)	(173,987)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	33,499,341	—	1,316,449	(1,474,661)	(1,474,661)
Crescendo Muju Co., Ltd. [1]	—	—	284,915	(109,840)	(109,840)
Able Gwonseon 1st Co., Ltd.	32,779,838	32,968,244	1,377,937	(11,855)	(11,855)
Great GM 12th Co., Ltd. [1]	—	—	88,964	(49,171)	(49,171)
AJH 3rd Co., Ltd.	10,110,238	9,699,103	652,509	384,693	384,693
Able Youto 1st Co., Ltd. [1]	—	—	241,382	24,308	24,308
Paradise Yeongjong 2nd Co., Ltd.	18,947,086	20,224,283	713,825	96,773	96,773
Newstar Hakgok Co., Ltd. [1]	—	—	83,725	(73,045)	(73,045)
Songdo PSeven 1st Co., Ltd. [1]	—	—	735,419	103,203	103,203
Newstar Janghyun Co., Ltd. [1]	—	—	63,603	4,294	4,294
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	191,874,304	20,829,940	24,444,349	11,671,992	9,550,692
Lumen International Developments	187,921,665	169,411,650	—	(3,092,883)	(1,621,941)
VREF Shaftesbury ScSp	417,474,574	256,829,371	15,588,207	(932,583)	11,523,839
Alpha Spain Real Estate Private Investment Trust 1	70,314,496	699,149	6,513,674	3,779,385	3,779,385
Hangang Domestic Private Real Estate Fund No.14 [1]	—	—	3,073,203	2,930,614	2,930,614
Pacific Bric Professional Investors’ Private Real Estate Fund #53 [1]	—	—	306,611	(3,387,196)	(3,387,196)
Newstar SH Co., Ltd. [1]	—	—	—	—	—
Newstar IP Co., Ltd.	57,759,138	51,058,792	9,949,392	7,902,486	7,902,486
Newstar Daerim Co., Ltd. [1]	—	—	—	—	—
Enewstay 1st Co., Ltd.	33,891,253	25,602,225	6,195,490	4,598,576	4,598,576
Able Dangsan Co., Ltd. [1]	—	—	516,589	146,735	146,735
Newstar Panorama 1st Co., Ltd.	11,737,029	11,058,494	1,815,003	(146,738)	(146,738)
Newstar Papyrus Co., Ltd.	23,623,123	24,136,636	3,488,162	194,277	194,277
SJ Jongno 1st Co., Ltd.	66,995,875	70,000,315	243	(452,638)	(452,638)
KB Wise Star Real Estate Feeder Fund 2	112,043,149	155,695	164	366,559	366,559
Newstar Cheonwon Co., Ltd [1]	—	—	142,977	49,106	49,106
Able KD 2nd Co., Ltd. [1]	—	—	79,490	9,548	9,548
KB Wise Star Jongno Tower Real Estate Master Fund	506,092,706	343,917,362	25,784,666	4,169,466	4,169,466
Newstar DS 1st Co., Ltd	15,650,452	15,459,429	825,274	47,314	47,314
Newstar DS 2nd Co., Ltd	39,084,153	38,559,691	2,755,661	874,314	874,314
Able Yongin 1st Co., Ltd [1]	—	—	637,515	(333,931)	(333,931)
JB Dry Street Private Fund1	810,359	9,331	18,168	(183,979)	(183,979)
JB Australia108 Private Fund1	569,525	3,559	22,681	(118,023)	(118,023)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
JB Forge Private Fund1	400,525	2,890	22,234	(91,765)	(91,765)
JB Hall Street Private Fund1	752,539	3,212	16,937	(169,292)	(169,292)
JB Margaret Street Private Fund1	213,009	713	4,785	(48,065)	(48,065)
LB UK Private Real Estate Investment Trust No.18	33,865,289	1,435,798	756,376	1,074,466	(193,840)
LB UK Private Real Estate Investment Trust No.19	10,781,038	520,304	704,364	341,262	(62,572)
Hillswood Finco Ltd.	14,601,547	28,965	1,172,915	1,115,585	1,964,926
Hillswood Holdings Ltd.	800,128	51,390	—	46,376	90,083
Hillswood Holding Property Unit Trust	30,623,011	7,302	—	2,314,470	4,119,977
Hillswood Property Unit Trust	101,477,561	74,903,616	10,286,987	3,182,999	3,328,330
Hanwha US Equity Strategy Private Real Estate Fund 3	177,311,233	8,216,449	1,194,090	(2,653,191)	(10,493,191)
498 Seventh KOR Holdco LP	175,275,036	—	—	3,482,029	9,445,146
498 Seventh KOR LLC	174,675,770	—	—	3,439,624	9,260,088
Newstar Wanee 1st Co., Ltd. [1]	—	—	80,433	6,137	6,137
Able Gamsam 1st Co., Ltd.	41,137,786	41,061,686	1,869,333	157,804	157,804
Songdo PFive 2nd Co., Ltd	120,732,282	119,433,425	3,427,099	(148,924)	(148,924)
Able Sungnae 1st Co., Ltd. [1]	—	—	166,500	11,720	11,720
Newstar Gimpo 1st Co., Ltd	26,487,012	26,550,765	1,297,627	(493,592)	(493,592)
Able Ali 2nd Co., Ltd [1]	—	—	334,739	76,137	76,137
KB PF 1st Co., Ltd. [1]	—	—	—	—	—
Able Daepo 1st Co., Ltd. [1]	—	—	10,225	(10,756)	(10,756)
KB Ansung 1st Co., Ltd [1]	—	—	841,784	625,535	625,535
Polar EH 1st Co., Ltd	17,283,232	16,715,582	—	(30,553)	(30,553)
Polar EH 2nd Co., Ltd	17,611,212	16,700,829	—	293,964	293,964
Polar SQ 1st Co., Ltd [1]	—	—	—	—	—
Polar SQ 2nd Co., Ltd [1]	—	—	—	—	—
Able Mojong 1st Co., Ltd [1]	—	—	378,965	14,531	14,531
Able Sungsoo 1st Co., Ltd. [1]	—	—	—	—	—
Multiasset PR Private Fund 3 [1]	—	—	—	—	—
Multiasset PR Private Fund 4	33,070,238	7,823	2,472,127	2,310,401	2,310,401
Able Daenong Co., Ltd. [1]	—	—	650,042	502,386	502,386
Newstar Chimsan 1st Co., Ltd. [1]	—	—	63,468	39,690	39,690
Able Forsythia 1st Co., Ltd. [1]	—	—	148,431	(217)	(217)
Able IFP 1st Co., Ltd. [1]	—	—	—	—	—
Newstar JY Co., Ltd. [1]	—	—	—	—	—
Able Gorim 1st Co., Ltd. [1]	—	—	562,999	(216,354)	(216,354)
KB Asan Baebang 1st Co., Ltd [1]	—	—	275,164	(11,642)	(11,642)
KB Icheon logistics 1st Co., Ltd [1]	—	—	926,169	186,398	186,398
Able Unicity 4th Co., Ltd [1]	—	—	219,123	15,162	15,162
Able Gongpyeong 1st Co., Ltd	12,385,645	12,293,780	489,653	100,623	100,623
Hamilton Power First Co., Ltd [1]	—	—	—	—	—
Able Chowall 1st Co., Ltd.	30,315,210	30,530,637	867,342	(371,278)	(371,278)
Startwithone Co., Ltd. [1]	—	—	—	—	—
Able Silver Co., Ltd. [1]	—	—	—	—	—
KB Osansaegyo Co., Ltd [1]	—	—	1,277,375	317,179	317,179
HD Yongin 1st Co., Ltd [1]	—	—	—	—	—
FN Gasan 1st Co., Ltd.	5,613,186	5,615,094	271,985	23,350	23,350
ABR Mareuk 1st Co., Ltd	5,726,164	5,771,880	323,057	(33,590)	(33,590)
Newstar Believe Co., Ltd.	5,094,388	5,358,236	300,674	(78,470)	(78,470)
Able Electronics 1st Co., Ltd.	70,918,879	70,743,905	2,906,579	501,688	501,688
KB Echo 1st Co., Ltd	31,945,662	31,709,287	825,673	99,261	99,261
KB Wondong 1st Co., Ltd [1]	—	—	—	—	—
Newstar Joongbong Co., Ltd. [1]	—	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Able Island 1st Co., Ltd [1]	—	—	—	—	—
Able Gumi 1st Co., Ltd. [1]	—	—	—	—	—
Able Gwangmyeong 2nd Co., Ltd [1]	—	—	—	—	—
ABR Joongang2 1st Co., Ltd	17,317,313	17,200,000	669,187	33,369	33,369
Able Bucheon Co., Ltd. [1]	—	—	—	—	—
Newstar Kumo 1st Co., Ltd. [1]	—	—	130,911	(90,714)	(90,714)
KB Tongyoung 1st Co., Ltd	22,993,998	23,238,024	1,116,564	(74,534)	(74,534)
Able Seoho 1st Co., Ltd. [1]	—	—	751,975	200,137	200,137
KS Beta Co., Ltd. [1]	—	—	247,812	(423,157)	(423,157)
Able Guwol 1st Co., Ltd.	42,548,129	42,708,587	3,452,641	(160,459)	(160,459)
Able Bukcheonan logis Co,. Ltd. [1]	—	—	109,195	(36,105)	(36,105)
ABR Sosa 1st Co., Ltd. [1]	—	—	284,549	4,731	4,731
Able Sky 1st Co., Ltd.	26,887,526	27,350,210	1,236,493	(462,685)	(462,685)
Newstar Gimpo 2nd Co., Ltd.	12,922,823	12,583,875	643,724	338,948	338,948
Able HD 1st Co., Ltd. [1]	—	—	745,078	(104,167)	(104,167)
Able Eumsung 1st Co., Ltd. [1]	—	—	175,342	(1,034,305)	(1,034,305)
Able Jinjeop 1st Co., Ltd. [1]	—	—	516,497	1,143	1,143
Able Hyosung 1st Co., Ltd.	41,042,856	41,157,513	4,504,061	(114,657)	(114,657)
Able Poongdong 1st Co., Ltd.	4,317,224	4,335,090	1,263,346	(17,867)	(17,867)
Able Ansan Logistics 1st Co., Ltd. [1]	—	—	654,753	(66,114)	(66,114)
Able Sewoon Co., Ltd.	48,749,772	49,868,038	2,672,645	(1,118,267)	(1,118,267)
Newstar Sinchun 1st Co., Ltd. [1]	—	—	1,395,945	(1,214,862)	(1,214,862)
Songam Park Development Co., Ltd. [1]	—	—	989,226	(806,250)	(806,250)
KB Infra 1st Co., Ltd.	12,303,652	12,076,752	883,940	226,899	226,899
Pinetridavil Co., Ltd. [1]	—	—	52,515	(41,987)	(41,987)
Able Udong 1st Co., Ltd. [1]	—	—	346,093	(160,092)	(160,092)
Intgreen 1st Inc.	47,999,345	48,660,080	3,721,145	(660,736)	(660,736)
Able Gasan 1st Co., Ltd.	37,445,837	37,495,224	779,336	(49,397)	(49,397)
Able Pocheon 1st Co., Ltd.	12,433,033	12,386,939	767,388	46,084	46,084
Able HD 1st co.ltd [1]	—	—	182,154	(6,593)	(6,593)
Newstar Seotan Co., Ltd.	25,453,253	25,244,391	909,922	208,861	208,861
Able PT 1st Co., Ltd	5,320,918	5,479,961	235,449	(159,043)	(159,043)
Unbroken 1st co.ltd	30,139,281	30,594,090	1,444,316	(454,818)	(454,818)
JOSH Bujeon 1st Co., Ltd.	43,824,332	44,414,622	2,162,798	(590,291)	(590,291)
Newstar Plus1st Co., Ltd.	16,291,848	16,000,000	983,294	291,847	291,847
KB MyeongJi 1st Co., Ltd.	20,274,550	20,227,645	1,010,483	46,904	46,904
Able Dangjin 1st Co., Ltd.	4,816,012	4,900,184	213,318	(84,173)	(84,173)
Able Yongdap 1st Co., Ltd.	29,400,401	29,472,471	419,921	(72,071)	(72,071)
Newstar Cold Co., Ltd. [1]	—	—	680,990	33,877	33,877
Betares Co., Ltd. [1]	—	—	25,957	(51,103)	(51,103)
KB Osansegyo 2nd Co., Ltd.	8,783,276	8,803,570	94,489	(20,295)	(20,295)
Able Hyeongok Co., Ltd.	40,810,870	40,874,717	437,768	(63,847)	(63,847)
KB Mapo 1st Co., Ltd. [1]	—	—	129,548	(175,522)	(175,522)
KB Mapo 2nd Co., Ltd.	10,226,260	10,106,541	607,135	119,718	119,718
GDIC 1st co.ltd	39,725,004	40,141,819	379,002	(416,816)	(416,816)
Able Wonchang 1st Co., Ltd.	6,922,644	7,149,163	242,590	(226,520)	(226,520)
Zitaress 1st Co., Ltd.	120,820,787	121,553,173	1,429,381	(732,387)	(732,387)
KB PF 3rd Co., Ltd.	4,563,969	4,572,360	58,149	(8,391)	(8,391)
Able Beomeo-one Co., Ltd.	30,299,257	30,364,248	917,194	(65,001)	(65,001)
Able UC 1st co.ltd	61,068,251	62,074,292	1,543,816	(1,006,051)	(1,006,051)
KB Infra 2nd Co., Ltd.	54,638,508	56,774,000	3	(2,135,493)	(2,135,493)
KBillite 1st Co., Ltd.	407,670	445,261	4,706	(37,591)	(37,591)
Newstar Sina Co., Ltd.	23,631,797	24,000,954	391,866	(369,158)	(369,158)
KB Gold 1st Co., Ltd.	17,837,500	17,798,070	176,400	39,420	39,420

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Inspire Gold 1st Co., Ltd.	24,066,879	24,707,879	200,902	(641,001)	(641,001)
Inspire Gold 2nd Co., Ltd.	15,646,996	15,941,709	193,834	(294,714)	(294,714)
Able MK 1st co. ltd	16,095,465	16,134,601	47,695	(39,137)	(39,137)
Yeoksam The Gallery KB 1st Co., Ltd.	18,689,485	18,711,272	25,547	(21,797)	(21,797)
Y Three Ulsan Sinjeong 1st Co., Ltd.	60,232,975	60,507,108	54,968	(274,136)	(274,136)

[1]	The company is excluded from subsidiaries as at December 31, 2021.

(in thousands of Korean won)	December 31, 2020		2020
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	20,576,590	4,301,266	2,911,760	60,891	(984,391)
KB Securities Hong Kong Ltd.	160,977,453	45,874,089	11,878,492	3,336,004	(3,555,472)
KB Securities Vietnam Joint Stock Company	283,011,455	180,399,517	33,232,587	8,459,269	2,008,002
KB FINA Joint Stock Company	10,880,100	—	—	—	(138,600)
Hyundai Smart Index Alpha Derivative Feeder Trust 1[1]	—	—	321	(2,853)	(2,853)
Hyundai Strong Korea Equity Trust 1[1]	—	—	1,253	(28,206)	(28,206)
Hyundai Kidzania Equity Feeder Trust 1 [1]	—	—	700	(2,674)	(2,674)
Hyundai Value Plus Equity Feeder Trust 1[1]	—	—	556	(15,214)	(15,214)
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	4,342,006	12,953	1,458	(68,419)	(68,419)
Hyundai Quant Long Short Securities Feeder Investment Trust 1[1]	—	—	—	(8,122)	(8,122)
Hyundai Kon-tiki Specialized Privately Placed Fund 1	456,844	40	59	(89,302)	(89,302)
Hyundai Strong-small Corporate Trust 1[1]	—	—	3,580	(31,020)	(31,020)
Heungkuk Highclass Private Real Estate Trust 21[1]	—	—	1,778	2,946,469	2,946,469
JB New Jersey Private Real Estate Fund 1	16,888,544	12,033	1,823,420	1,611,079	1,637,119
Heungkuk Global Highclass Private Real Estate Trust 23	4,259,731	678	10,023,714	18,132,377	18,361,777
DGB Qualified Investor Private Real Estate Investment Trust No.8	7,468,429	4,380	436,772	404,651	404,651
LB Ireland Private Real Estate Investment Trust 8	71,245,673	2,840,102	5,193,836	3,485,453	3,036,543
Aquila Global Real Assets Fund No.1 LP	130,759	180,255	837,071	1,254,424	1,227,811
MS Sejong 4th Co.,Ltd	7,652,278	10,453,605	823,586	100,750	100,750
Able NS Co., Ltd. [1]	—	—	3,553,037	2,836,681	2,836,681
Able Hana Co., Ltd.	15,454,991	15,391,561	1,257,025	193,360	193,360
KB Park 1st Co., Ltd. [1]	—	—	1,229,919	(7,124)	(7,124)
SDW 2 Co.,Ltd. [1]	—	—	—	—	—
Start3 Thefirst Co., Ltd[1]	—	—	—	—	—
KB UK Center 1st Co., Ltd.	10,996,635	10,500,000	720,194	124,269	124,269
AKB 1st Co.,Ltd.	26,225,999	25,036,027	976,127	(433,587)	(433,587)
Newstar Jungbu 1st Co., Ltd. [1]	—	—	618,834	209,985	209,985
Gaehwasanyeokgaebal 1st Co., Ltd. [1]	—	—	286,766	(2,732)	(2,732)
Newstar Gangneung 1st Co., Ltd. [1]	—	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2020		2020
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Mangrove Feeder Fund	61,883,735	102,396	6,067,328	4,773,247	719,701
Mangrove Master Fund	62,891,926	1,051,651	11,849,504	6,045,423	1,988,123
GH Real Estate I LP	35,736,330	441,140	—	(1,099,465)	(1,376,195)
Global Investment Opportunity Limited	220,197	—	56	(17,297)	(31,097)
Hyundai Smart Index Alpha Derivative Master Trust [1]	—	—	161,558	(306,960)	(306,960)
Hyundai Value Plus Equity Master Trust [1]	—	—	355,327	(1,118,639)	(1,118,639)
Hyundai Dynamic Mix Securities Master Investment Trust	6,404,772	7,882	2,635,361	1,367,723	1,367,723
Hyundai Quant Long Short Securities Master Investment Trust[1]	—	—	385,023	(161,719)	(161,719)
Hyundai Strong Korea Equity Master Trust [1]	—	—	1,034,968	(1,471,837)	(1,471,837)
Beckett Acquisition Limited	149,603,733	139,675,256	6,135,285	(1,568,425)	(1,187,090)
AGRAF Real Estate No.1, Senningerberg[1]		—	—	—	1,943
AGRAF Real Estate Holding No.1, Senningerberg	13,929,669	540,507	199,576	(46,400)	384,091
Vierte CasaLog GmbH & Co. KG	59,913	3,823,391	359,857	348,974	313,568
HD 1 Grundstucksgesellschaft MbH & Co. KG1	—	—	—	—	(41,997)
Sechste Casalog KG1	—	—	—	—	(33,565)
Able NJ DSM Investment REIT	16,566,587	36,907	1,878,727	1,799,138	738,694
ABLE NJ DSM, LLC	32,179,308	30,010,014	3,471,467	(6,729,514)	(6,707,644)
Hyundai Able Investment REIT	14,740,298	9,477	9,958,387	9,374,002	10,807,172
Hyundai Able Patriots Park, LLC	3,338,108	583,491	24,938,432	46,715,394	48,212,814
Able Samgi Co., Ltd. [1]	—	—	2,731,258	(207,726)	(207,726)
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	14,985,773	917	2,092,464	797,260	797,260
KTB Aircraft Private Investment Trust No.21-1	27,145,124	1,110	2,229,357	1,324,194	1,324,194
KB Digital Innovation&growth New Technology Business Investment Fund	6,781,713	1,106	198,586	(229,446)	(229,446)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	8,724,002	—	623	(25,998)	(25,998)
Crescendo Muju Co., Ltd.	20,206,449	20,382,241	1,067,065	(82,778)	(82,778)
Able Gwonseon 1st Co., Ltd.	31,178,112	31,354,663	1,559,453	(120,465)	(120,465)
Great GM 12th Co., Ltd.	13,159,214	13,194,513	641,772	(36,455)	(36,455)
Newstar SM No.1 Co., Ltd. [1]	—	—	221,213	(10,795)	(10,795)
AJH 1st Co., Ltd. [1]	—	—	—	—	—
AJH 2nd Co., Ltd. [1]	—	—	525,084	76,853	76,853
AJH 3rd Co., Ltd.	10,930,349	10,903,907	636,089	5,774	5,774
Able Youto 1st Co., Ltd.	10,156,561	10,240,557	534,817	(11,626)	(11,626)
Paradise Yeongjong 2nd Co., Ltd.	18,816,116	20,190,086	642,691	(1,340,798)	(1,340,798)
Newstar Hakgok Co., Ltd.	4,492,609	4,540,704	198,439	(75,298)	(75,298)
Songdo PSeven 1st Co., Ltd.	36,152,595	36,256,592	1,442,641	21,392	21,392
Newstar Janghyun Co., Ltd.	4,827,704	4,917,696	352,518	(43,577)	(43,577)
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	177,754,046	7,240,407	14,092,288	5,436,331	6,089,551
Lumen International Developments	174,648,831	154,589,017	9,987,430	(1,203,677)	(1,699,240)
VREF Shaftesbury ScSp	395,913,023	238,175,512	15,326,411	2,763,804	(1,124,227)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2020		2020
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Capstone US Private Investment Trust No. 6[1]	—	—	3,760,094	693,558	693,558
Hyundai Strong-small Corporate Master Trust[1]	—	—	2,676,405	(879,516)	(879,516)
Alpha Spain Real Estate Private Investment Trust 1	67,428,000	2,526,707	6,703,476	3,400,500	3,400,500
Hangang Domestic Private Real Estate Fund No.14	55,262,052	38,418,009	5,226	(516,956)	(516,956)
YJS Ilsan Co., Ltd. [1]	—	—	387,625	(76,483)	(76,483)
Dongtan 1st Co., Ltd. [1]	—	—	101,102	41,082	41,082
Newstar ENE Co., Ltd. [1]	—	—	637,921	(87,984)	(87,984)
Newstar SH Co., Ltd.	30,164,416	30,328,926	1,403,589	(150,066)	(150,066)
Able Alri 1st Co., Ltd[1]	—	—	—	—	—
Newstar IP Co., Ltd.	51,034,770	52,236,910	2,101,052	(1,346,392)	(1,346,392)
Newstar Daerim Co., Ltd.	166,542	150,717	39,276	(47,039)	(47,039)
First Jongno 1st Co., Ltd. [1]	—	—	605,382	(64,392)	(64,392)
Enewstay 1st Co., Ltd.	29,292,787	25,602,335	4,437,427	3,334,861	3,334,861
Able Dangsan Co., Ltd.	17,420,064	17,427,679	1,112,561	183,392	183,392
Newstar Panorama 1st Co., Ltd.	11,453,401	10,628,128	5,381,155	164,173	164,173
Newstar Papyrus Co., Ltd.	23,396,516	24,104,306	2,845,843	(789,195)	(789,195)
Able Daejang Co., Ltd.[1]	—	—	991,862	(55,938)	(55,938)
KB Southgate Co., Ltd. [1]	—	—	445,616	30,013	30,013
SJ Dream 1st Co., Ltd. [1]	—	—	645,568	(7,002)	(7,002)
Able Namyangju Co., Ltd. [1]	—	—	683,755	(55,215)	(55,215)
SJ Jongno 1st Co., Ltd.	66,915,193	69,466,996	200	(411,589)	(411,589)
KB Wise Star Real Estate Feeder Fund 2	111,994,886	153,682	50	(73,418)	(73,418)
APDC Co., Ltd. [1]	—	—	5,874,026	5,349,098	5,349,098
Newstar Cheonwon Co., Ltd	6,300,330	6,297,928	269,722	21,558	21,558
Able Power 1st Co., Ltd. [1]	—	—	—	—	—
DS Gimpo Hagun 1st Co., Ltd. [1]	—	—	142,345	156,530	156,530
Able KD 2nd Co., Ltd.	9,048,506	9,064,257	1,276,866	(301,556)	(301,556)
KB Wise Star Jongno Tower Real Estate Master Fund	503,451,905	339,746,027	87,869	(1,578,851)	(1,578,851)
Young3 Southgate Co.,Ltd. [1]	—	—	492,291	(6,482)	(6,482)
Able Parkway 2nd Co., Ltd[1]	—	—	676,061	(7,992)	(7,992)
Truefriend Wondi 3rd Co., Ltd[1]	—	—	1,537,849	5,265	5,265
Newstar FE Co., Ltd. [1]	—	—	2,588,741	(519,350)	(519,350)
Newstar Goeun 1st Co., Ltd[1]	—	—	357,820	(5,500)	(5,500)
Newstar Goeun 2nd Co., Ltd[1]	—	—	—	—	—
Newstar DS 1st Co., Ltd	15,354,172	15,210,463	827,510	95,443	95,443
Newstar DS 2nd Co., Ltd	37,355,681	37,705,532	2,412,350	(564,383)	(564,383)
Able Yongin 1st Co.,Ltd	5,601,855	5,671,496	273,821	(69,627)	(69,627)
JB Dry Street Private Fund1	994,339	9,332	87,739	(60,180)	(60,180)
JB Australia108 Private Fund1	687,542	3,552	60,434	(42,462)	(42,462)
JB Forge Private Fund1	492,285	2,885	48,423	(30,384)	(30,384)
JB Hall Street Private Fund1	921,818	3,200	81,882	(54,392)	(54,392)
JB Margaret Street Private Fund1	261,076	714	23,126	(15,545)	(15,545)
LB UK Private Real Estate Investment Trust No.18	35,285,997	305,820	188,265	1,598,483	1,989,037
LB UK Private Real Estate Investment Trust No.19	11,192,754	140,312	69,036	508,586	632,940
Hillswood Finco Ltd.	13,531,753	—	1,196,177	1,196,177	551,715
Hillswood Holdings Ltd.	741,201	33,962	—	9,982	(24,901)
Hillswood Holding Property Unit Trust	28,354,552	1	153	1,703,243	1,009,107
Hillswood Property Unit Trust	96,045,052	70,393,909	5,279,941	(1,127,564)	(1,766,154)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2020		2020
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KB Wolpyeongjunglim 1st Co., Ltd[1]	—	—	—	—	—
Newstar Wanee 1st Co., Ltd.	9,413,799	9,123,666	684,141	103,391	103,391
Able Gamsam 1st Co., Ltd.	40,702,130	40,783,834	1,825,778	(24,448)	(24,448)
Able SP Co., Ltd. [1]	—	—	913,235	158,392	158,392
Songdo PFive 2nd Co., Ltd	117,932,381	116,484,600	3,918,762	816,337	816,337
Songdo PFive 3rd Co., Ltd[1]	—	—	—	—	—
Able Sungnae 1st Co., Ltd.	17,510,039	17,531,182	703,798	(820)	(820)
Newstar Haenam 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpo 1st Co., Ltd	34,663,960	34,234,120	2,055,685	210,707	210,707
KB Yeoncheon Co., Ltd. [1]	—	—	120,687	22,407	22,407
Goseong Hills 1st Co., Ltd[1]	—	—	2,481,253	435,391	435,391
Able Ali 2nd Co., Ltd	20,251,064	20,103,568	828,660	147,495	147,495
KB PF 1st Co., Ltd.	2,494,745	2,509,297	206,810	(14,553)	(14,553)
Able BS 1st Co., Ltd. [1]	—	—	107,432	(90,489)	(90,489)
Able Daepo 1st Co., Ltd.	1,253,048	1,279,815	569,433	(26,768)	(26,768)
Able Daepo 2nd Co., Ltd. [1]	—	—	452,491	(138,058)	(138,058)
KB Ansung 1st Co., Ltd	35,532,308	35,716,955	1,024,142	(184,649)	(184,649)
Polar EH 1st Co., Ltd	30,887,550	30,289,346	—	598,203	598,203
Polar EH 2nd Co., Ltd	30,905,766	30,289,346	—	616,418	616,418
Polar SQ 1st Co., Ltd	30,178,678	30,191,764	—	(13,087)	(13,087)
Polar SQ 2nd Co., Ltd	30,178,678	30,191,764	—	(13,087)	(13,087)
Able Mojong 1st Co., Ltd	49,257,354	49,470,144	1,334,740	(212,791)	(212,791)
TS 3rd Co., Ltd [1]	—	—	323,344	116,908	116,908
Able Sungsoo 1st Co., Ltd.	21,790,965	21,908,436	667,011	(117,472)	(117,472)
Newstar EJ Co., Ltd. [1]	—	—	403,121	268,016	268,016
Multiasset PR Private Fund 3	59,912,399	9,908	3,103,477	2,417,559	2,417,559
Multiasset PR Private Fund 4	59,846,957	14,438	4,669,665	3,608,473	3,608,473
Newstar Wanee 2nd Co., Ltd. [1]	—	—	527,687	(74,127)	(74,127)
Able GD 1st Co., Ltd[1]	—	—	1,046,973	(533,421)	(533,421)
Able Daenong Co., Ltd.	22,254,325	22,273,609	989,243	(19,285)	(19,285)
Newstar Chimsan 1st Co., Ltd.	7,929,844	7,896,601	156,607	33,242	33,242
Able Forsythia 1st Co., Ltd.	12,155,174	12,174,970	332,896	(19,796)	(19,796)
JK Banpo 1st Co., Ltd. [1]	—	—	211,237	(105,565)	(105,565)
Able IFP 1st Co., Ltd.	4,165,709	4,193,021	1,055,720	(27,312)	(27,312)
Newstar JY Co., Ltd.	9,074,445	9,077,856	465,115	(3,413)	(3,413)
Newstar Jije Co., Ltd. [1]	—	—	664,618	(18,023)	(18,023)
Able Gorim 1st Co., Ltd.	17,825,030	17,867,405	1,287,460	(42,376)	(42,376)
KB Asan Baebang 1st Co., Ltd	13,265,638	13,387,254	362,603	(121,627)	(121,627)
KB Asan Baebang 2nd Co., Ltd[1]	—	—	291,319	(132,347)	(132,347)
KB Icheon logistics 1st Co., Ltd	27,133,765	27,109,003	799,663	24,761	24,761
Able Unicity 4th Co., Ltd	20,356,084	20,456,441	843,886	(100,358)	(100,358)
Able Gongpyeong 1st Co., Ltd	11,473,343	11,482,101	229,359	(8,758)	(8,758)
Able Gongpyeong 2nd Co., Ltd[1]	—	—	659,101	(24,971)	(24,971)
Hamilton Power First Co., Ltd	26,293,496	29,397,684	3,131,302	(3,104,189)	(3,104,189)
Newstar Yeonje 1st Co., Ltd. [1]	—	—	16,323	(453,895)	(453,895)
Newstar Yeonje 2nd Co., Ltd. [1]	—	—	20,597	(679,698)	(679,698)
Able Sepung industrial estate Co., Ltd[1]	—	—	337,559	(153,196)	(153,196)
Able Hakwoono Co., Ltd[1]	—	—	471,007	(312,296)	(312,296)
Able Chowall 1st Co., Ltd.	23,835,099	23,679,248	1,116,003	155,850	155,850
Newstar Daedeok Co., Ltd. [1]	—	—	82,937	(40,026)	(40,026)
Able Kangil 1st Co., Ltd[1]	—	—	292,807	(85,063)	(85,063)
Startwithone Co., Ltd.	20,715,035	20,561,458	603,779	153,576	153,576
Able Silver Co., Ltd.	8,109,550	8,236,113	300,094	(126,564)	(126,564)
Able Balgok Co., Ltd. [1]	—	—	1,462,707	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	December 31, 2020		2020
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Newstar Yaecheon Co., Ltd. [1]	—	—	15,161	(24,629)	(24,629)
KB Osansaegyo Co., Ltd	46,485,438	46,749,140	779,831	(263,703)	(263,703)
Hd Yongin 1st Co.,Ltd	60,870,057	60,843,107	926,116	26,949	26,949
FN Gasan 1st Co., Ltd.	11,069,124	11,094,383	436,124	(25,260)	(25,260)
ABR Mareuk 1st Co.,Ltd	5,799,675	5,811,800	292,512	(12,126)	(12,126)
Newstarbelieve Co., Ltd.	10,846,033	11,031,411	156,095	(185,379)	(185,379)
Able Electronics 1st Co., Ltd.	50,998,060	51,324,773	573,410	(326,714)	(326,714)
KB Echo 1st Co., Ltd	29,810,778	29,673,664	345,263	137,114	137,114
KB Wondong 1st Co., Ltd	25,086,237	25,185,124	187,617	(98,888)	(98,888)
Newstar Joongbong Co., Ltd.	30,180,753	30,307,774	188,870	(127,021)	(127,021)
Able Island 1st Co., Ltd	44,241,734	44,304,990	187,285	(63,257)	(63,257)
Able Gumi 1st Co., Ltd.	39,852,880	40,115,615	137,867	(262,736)	(262,736)
Able Gwangmyeong 2nd Co., Ltd	29,964,962	30,205,631	106,444	(240,670)	(240,670)
ABR Joongang2 1st Co.,Ltd	16,399,344	16,315,400	157,276	83,943	83,943
Able Bucheon Co., Ltd.	33,139,525	33,202,163	73,070	(62,639)	(62,639)
Newstar Kumo 1st Co., Ltd.	2,674,400	2,581,516	150,535	92,883	92,883
KB Tongyoung 1st Co., Ltd	29,743,060	29,912,553	33,807	(169,494)	(169,494)
Able Seoho 1st Co., Ltd.	32,323,088	32,501,149	29,893	(178,063)	(178,063)
KS Beta Co., Ltd.	10,592,673	10,767,110	10,500	(174,437)	(174,437)

[1]	The company is excluded from subsidiaries as at December 31, 2020.

The details of changes in scope for consolidation for the year ended December 31, 2021, are as follows:

(a) Subsidiaries newly included in the consolidation

Name of entity	Reason
Able Guwol 1st Co., Ltd.	Gain of controlling power
Able Bukcheonan logis Co,. Ltd.	Gain of controlling power
ABR Sosa 1st Co., Ltd.	Gain of controlling power
Able Sky 1st Co., Ltd.	Gain of controlling power
Newstar Gimpo 2nd Co.,Ltd.	Gain of controlling power
Able HD 1st Co., Ltd.	Gain of controlling power
Able Eumsung 1st Co., Ltd.	Gain of controlling power
Able Jinjeop 1st Co., Ltd.	Gain of controlling power
Able Hyosung 1st Co., Ltd.	Gain of controlling power
Able Poongdong 1st Co., Ltd.	Gain of controlling power
Hanwha US Equity Strategy Private Real Estate Fund 3	Controlling ownership interest
Able Ansan Logistics 1st Co., Ltd.	Gain of controlling power
Able Sewoon Co., Ltd.	Gain of controlling power
Newstar Sinchun 1st Co., Ltd.	Gain of controlling power
Songam Park Development Co.,Ltd.	Gain of controlling power
KB Infra 1st Co., Ltd.	Gain of controlling power
Pinetridavil Co., Ltd.	Gain of controlling power
Able Udong 1st Co., Ltd.	Gain of controlling power
Intgreen 1st Inc.	Gain of controlling power
Able Gasan 1st Co., Ltd.	Gain of controlling power
498 Seventh KOR Holdco LP	Controlling ownership interest
498 Seventh KOR LLC	Controlling ownership interest
Pacific Bric Professional Investors’ Private Real Estate Fund No.53	Controlling ownership interest
Able Pocheon 1st Co., Ltd.	Gain of controlling power
Able HD 1st co.ltd	Gain of controlling power
Newstar Seotan Co.,Ltd.	Gain of controlling power
Able PT 1st Co., Ltd	Gain of controlling power

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Name of entity	Reason
Unbroken 1st co.ltd	Gain of controlling power
JOSH Bujeon 1st Co.,Ltd.	Gain of controlling power
Newstarplus1st Co.,Ltd.	Gain of controlling power
KB MyeongJi 1st Co.,Ltd.	Gain of controlling power
Able Dangjin 1st Co.,Ltd.	Gain of controlling power
Able Yongdap 1st Co., Ltd.	Gain of controlling power
Newstar Cold Co., Ltd.	Gain of controlling power
Betares Co., Ltd.	Gain of controlling power
KB Osansegyo 2nd Co.,Ltd.	Gain of controlling power
Able Hyeongok Co.,Ltd.	Gain of controlling power
KB Mapo 1st Co.,Ltd.	Gain of controlling power
KB Mapo 2nd Co.,Ltd.	Gain of controlling power
GDIC 1st co.ltd	Gain of controlling power
Able Wonchang 1st Co., Ltd.	Gain of controlling power
Zitaress 1st Co., Ltd.	Gain of controlling power
KB PF 3rd Co.,Ltd.	Gain of controlling power
Able Beomeo-one Co., Ltd.	Gain of controlling power
Able UC 1st co.ltd	Gain of controlling power
KB Infra 2nd Co., Ltd.	Gain of controlling power
KBillite 1st Co.,Ltd.	Gain of controlling power
Newstar Sina Co., Ltd.	Gain of controlling power
KB Gold 1st Co.,Ltd.	Gain of controlling power
Inspire Gold 1st Co., Ltd.	Gain of controlling power
Inspire Gold 2nd Co., Ltd.	Gain of controlling power
Able MK 1st co.ltd	Gain of controlling power
Yeoksam The Gallery KB 1st Co.,Ltd.	Gain of controlling power
Y Three Ulsan Sinjeong 1st Co., Ltd.	Gain of controlling power

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b) Subsidiaries excluded from the consolidation

Name of entity	Reason
Aquila Global Real Assets Fund No.1 LP	Disposal
AGRAF Real Estate Holding No.1, Senningerberg	Disposal
Vierte CasaLog GmbH & Co. KG	Disposal
Able Hana Co., Ltd.	End of payment guarantee contract
AKB 1st Co., Ltd.	End of payment guarantee contract
Newstar SH Co., Ltd.	End of payment guarantee contract
Newstar Daerim Co., Ltd.	End of payment guarantee contract
KB PF 1st Co., Ltd.	End of payment guarantee contract
Polar SQ 1st Co., Ltd	End of payment guarantee contract
Polar SQ 2nd Co., Ltd	End of payment guarantee contract
Able Sungsoo 1st Co., Ltd.	End of payment guarantee contract
Multiasset PR Private Fund 3	End of payment guarantee contract
Able IFP 1st Co., Ltd.	End of payment guarantee contract
Newstar JY Co., Ltd.	End of payment guarantee contract
Hamilton Power First Co., Ltd	End of payment guarantee contract
Startwithone Co., Ltd.	End of payment guarantee contract
Able Silver Co., Ltd.	End of payment guarantee contract
HD Yongin 1st Co., Ltd	End of payment guarantee contract
KB Wondong 1st Co., Ltd	End of payment guarantee contract
Newstar Joongbong Co., Ltd.	End of payment guarantee contract
Able Island 1st Co., Ltd	End of payment guarantee contract
Able Gumi 1st Co., Ltd.	End of payment guarantee contract
Able Gwangmyeong 2nd Co., Ltd	End of payment guarantee contract
Able Bucheon Co., Ltd.	End of payment guarantee contract
Great GM 12th Co., Ltd.	End of payment guarantee contract
Able HD 1st Co., Ltd.	End of payment guarantee contract
Newstar Wanee 1st Co., Ltd.	End of payment guarantee contract
Able Jinjeop 1st Co., Ltd.	End of payment guarantee contract
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	Disposal
Hyundai Dynamic Mix Securities Master Investment Trust	Disposal
Able Daenong Co., Ltd.	End of payment guarantee contract
Newstar Chimsan 1st Co., Ltd.	End of payment guarantee contract
Able Sungnae 1st Co., Ltd.	End of payment guarantee contract
Able Forsythia 1st Co., Ltd.	End of payment guarantee contract
Able Unicity 4th Co., Ltd	End of payment guarantee contract
Able Daepo 1st Co., Ltd.	End of payment guarantee contract
Able Eumsung 1st Co., Ltd.	End of payment guarantee contract
Crescendo Muju Co., Ltd.	End of payment guarantee contract
Able Mojong 1st Co., Ltd	End of payment guarantee contract
Newstar Janghyun Co., Ltd.	End of payment guarantee contract
Able Bukcheonan logis Co,. Ltd.	End of payment guarantee contract
Able KD 2nd Co., Ltd.	End of payment guarantee contract
Able Seoho 1st Co., Ltd.	End of payment guarantee contract
KS Beta Co., Ltd.	End of payment guarantee contract
Able Ali 2nd Co., Ltd	End of payment guarantee contract
Pinetridavil Co., Ltd.	End of payment guarantee contract
Able Ansan Logistics 1st Co., Ltd.	End of payment guarantee contract
Newstar Cheonwon Co., Ltd	End of payment guarantee contract
Able Dangsan Co., Ltd.	End of payment guarantee contract
Newstar Hakgok Co., Ltd.	End of payment guarantee contract
Hyundai Kon-tiki Specialized Privately Placed Fund 1	Disposal
Able Youto 1st Co., Ltd.	End of payment guarantee contract
KB Osansaegyo Co., Ltd	End of payment guarantee contract
KB Asan Baebang 1st Co., Ltd	End of payment guarantee contract

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Name of entity	Reason
KB Icheon logistics 1st Co., Ltd	End of payment guarantee contract
ABR Sosa 1st Co., Ltd.	End of payment guarantee contract
KB Ansung 1st Co., Ltd	End of payment guarantee contract
Songam Park Development Co., Ltd.	End of payment guarantee contract
Newstar Sinchun 1st Co., Ltd.	End of payment guarantee contract
Songdo PSeven 1st Co., Ltd.	End of payment guarantee contract
Newstar Cold Co., Ltd.	End of payment guarantee contract
Able Gorim 1st Co., Ltd.	End of payment guarantee contract
Betares Co., Ltd.	End of payment guarantee contract
Able Yongin 1st Co., Ltd	End of payment guarantee contract
KB Mapo 1st Co., Ltd.	End of payment guarantee contract
Able HD 1st co.ltd	End of payment guarantee contract
Pacific Bric Professional Investors’ Private Real Estate Fund No.53	Disposal
Hangang Domestic Private Real Estate Fund No.14	Disposal
Hyundai Able Investment REIT	Disposal
Hyundai Able Patriots Park, LLC	Disposal
Newstar Kumo 1st Co., Ltd.	End of payment guarantee contract
Able Udong 1st Co., Ltd.	End of payment guarantee contract

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit plans

•	Plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Group

The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No. 1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying this standard if the change were not a lease modification. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No. 1109 Financial Instruments, Korean IFRS No. 1039 Financial Instruments: Recognition and Measurement, Korean IFRS No. 1107 Financial Instruments: Disclosure, Korean IFRS No. 1104 Insurance Contracts and Korean IFRS No. 1116 Lease – Interest Rate Benchmark Reform

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1116 Leases – COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.3 Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS No.1110 Consolidated Financial Statements.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The Group applies the book-value method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of consolidated book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intergroup transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

If there is objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

If an associate uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(c) Joint Arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint-venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The financial statements are presented in Korean won, which is the Group’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Group classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.5.3 Impairment

The Group assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Group determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following items is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Group generally deems one or more of the following items credit-impaired:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.5.3.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classified the financial liability as “borrowings” in the statement of financial position.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities contain of embedded derivatives issued by the Group.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in fair value of financial liabilities at FVTPL due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in market is periodically reviewed and approved its accuracy.

2.7.1	Day 1 gain & loss

Accordance with Korean IFRS, if there is no available price from active market and if the Group uses a valuation technique that uses data using unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2	Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives are varied as the character of hedging items and the purpose of hedging. The Group holds derivative contracts for the purpose of hedging the risk and the Group designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The fair value of derivatives for hedge is disclosed in note 36.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to the one of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount net of deferred tax is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group should assess whether a contract is, or contains a lease at the date of the contract entered into and the initial application date under Korean IFRS No.1116. But the Group may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Group has gone through all the contract to assess whether the contract is, or contains, a lease at the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use assets (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate can not be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Group (seller-lessee) is required to applying the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Group have extension option and termination option. These conditions are generally used for the maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Group, not lessor. The Group re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination. As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Group recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.16.3 Share-based payment

The Group is under share-based payment arrangements that grant shares to the executives of the Group. When the arrangements are exercised, the Group provides share or cash equal to the monetary value of the share.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and are recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference, will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Group, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including board of directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Group recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Group recognizes as other financial assets and other financial liabilities. The Group offsets the receivable and payable that arise between Korea Exchange and the Group within the same day, and that arise between a customer and the Group within the same day and through the same account.

2.20 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2021 consolidated financial statements of the Group was approved by the Board of Directors on February 7, 2022, which is subject to change with approval at the annual shareholders’ meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Group recorded, based on its best estimate, current taxes and deferred taxes that the Group will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Group is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the tax law. As the Group’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Group determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Group decides operating segment based on the information, which is to be reported to the Group’s chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Group’s operating segments consist of brokerage and wealth management, investment banking, trading and other business.

In accordance with Korean IFRS No.1108, reporting segments of the Group by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors
Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition
Trading	Trading of securities and derivatives, and proprietary trading
Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)
	2021
	Operating income	Operating expense	Operating profit (loss)	Non-operating income(expense)	Income tax expense	Profit(loss) for the year
Brokerage and wealth management	1,876,590,453	1,526,877,616	349,712,837	(4,282,084)	3,238,863	342,191,890
Investment banking	670,323,268	389,625,460	280,697,808	32,438,352	3,894,106	309,242,054
Trading	5,813,364,712	5,733,921,862	79,442,850	(9,527,949)	13,481	69,901,420
Others[1]	189,272,066	77,851,248	111,420,818	(21,858,988)	210,605,778	(121,043,948)

	8,549,550,499	7,728,276,186	821,274,313	(3,230,669)	217,752,228	600,291,416

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

(in thousands of Korean won)
	2020
	Operating income	Operating expense	Operating profit (loss)	Non-operating income(expense)	Income tax expense	Profit(loss) for the year
Brokerage and wealth management	1,983,906,458	1,679,303,841	304,602,617	(33,237,419)	2,030,532	269,334,666
Investment banking	563,650,756	364,975,913	198,674,843	31,038,553	50,701	229,662,695
Trading	7,286,601,282	7,297,120,572	(10,519,290)	30,067,909	—	19,548,619
Others[1]	221,707,520	135,669,652	86,037,868	(13,429,010)	157,203,474	(84,594,616)

	10,055,866,016	9,477,069,978	578,796,038	14,440,033	159,284,707	433,951,364

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Total assets	Total liabilities
Brokerage and wealth management	7,301,547,473	8,598,279,396
Investment banking	4,001,269,431	1,710,091,571
Trading	29,113,741,003	20,800,704,765
Others	15,014,237,509	18,886,164,067

	55,430,795,416	49,995,239,799

(in thousands of Korean won)	2020
	Total assets	Total liabilities
Brokerage and wealth management	7,032,457,658	7,476,908,676
Investment banking	3,632,622,050	1,621,395,021
Trading	31,923,543,701	23,175,131,960
Others	14,911,035,172	20,228,202,818

	57,499,658,581	52,501,638,475

4.4 Information on principal customers

No single customer contributed 10% or more to the Group’s revenue for the years ended December 31, 2021 and 2020.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Cash and cash equivalents
Cash on hand	173	48
Demand deposits	149,590,806	106,219,969
Checking deposit	2,000,976	10,219,982
Foreign currency deposits	504,695,901	161,240,130
Certificates of deposit	8,298,500	6,639,042
MMDA	9,712,212	67,078,049
Accommodation notes	1,555,452	70,000,000

	675,854,020	421,397,220

Deposits
Deposits for securities subscription	—	18,677,943
Reserve for claims of customers’ deposits	351,745,802	177,071,379
Guarantee deposits for securities lending and borrowing	95,528,832	129,910,583
Deposits for exchange-traded derivatives	821,697,818	923,361,475
Guarantee deposits for KSFC trading	2,114,517	—
Long-term deposits	1,088,255,761	1,532,268,664
Restricted due from financial institutes	39,000	42,500
Others	799,445,549	687,074,057
Allowances for credit losses of deposits	(632,624)	(739,569)

	3,158,194,655	3,467,667,032

	3,834,048,675	3,889,064,252

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Restricted deposits as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Deposits for securities subscription [1]	—	18,677,943
Reserve for claims of customers’ deposits [2]	351,745,802	177,071,379
Guarantee deposits for securities lending and borrowing [3]	95,528,832	129,910,583
Deposits for exchange-traded derivatives [4]	821,697,818	923,361,475
Guarantee deposits for KSFC trading [5]	2,114,517	—
Long-term deposits [6]	778,799,807	778,402,964
Restricted due from financial institutes [7]	39,000	42,500
Others [8]	799,445,549	687,074,057

	2,849,371,325	2,714,540,901

[1]

Subscription deposits are subscription margin of investors and the Group that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Group pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	12-month expected credit losses	Lifetime expected credit losses
		Non-Impaired	Impaired
Beginning	739,569	—	—
Reversal of provision	(105,375)	—	—
Others (foreign exchange and etc)	(1,570)	—	—

	632,624	—	—

(in thousands of Korean won)	2020
	12-month expected credit losses	Lifetime expected credit losses
		Non-Impaired	Impaired
Beginning	655,154	—	—
Provision	84,398	—	—
Others (foreign exchange and etc)	17	—	—

	739,569	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL

	2021	2020	2021	2020
Financial assets required to be mandatorily measured at FVTPL	34,182,334,301	33,415,470,014	2,825,922,918	1,884,675,400
Financial assets designated at FVTPL	—	—	9,160,923,652	9,796,959,305

	34,182,334,301	33,415,470,014	11,986,846,570	11,681,634,705

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Deposits
Reserve for claims of customers’ deposits (trust) [1]	5,704,580,963	4,695,211,146
Equity instruments
Stocks	498,608,397	635,558,657
Debt instruments
Government and local government bonds	5,292,775,017	6,021,742,890
Special bonds	2,498,873,337	3,945,432,344
Corporate bonds	8,318,369,010	7,296,659,553
Corporate commercial papers	4,170,294,875	2,773,309,326
Asset-backed short-term bonds	1,490,591,859	997,243,645
Hybrid bond with security-like features	110,295,800	52,192,636
Investment in partnerships	334,361,963	169,159,281
Collective investment securities	2,846,352,569	3,194,568,526
Hybrid stock with bond-like features	134,027,729	61,179,352
Loans
Privately placed bonds	173,459,362	212,021,021
Loan receivables	1,907,034	1,839,848
Derivative linked securities
Equity-linked securities	41,493,507	62,122,313
Other derivative linked securities	139,326,096	310,165,730
Other OTC derivative combined contract	114,887,471	422,455,749
Securities in foreign currency
Stocks in foreign currency	14,529,061	9,664,484
Bonds in foreign currency	1,352,049,465	1,586,981,323
Investment in partnerships in foreign currency	25,840,354	83,245,819
Collective investment securities in foreign currency	260,551,771	255,898,311
Collective fund for default loss	73,273,475	78,755,999
Hybrid bonds	585,355,259	459,694,314
Exchange traded notes	529,927	—
Other held for trading securities	—	90,367,747

	34,182,334,301	33,415,470,014

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to ~~W~~ 98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Equity Securities
Stocks	509,897,766	602,009,122
Collective investment securities	3,056,061	2,961,692
Debt Securities
Government and local government bonds	2,282,891,241	1,279,704,586
Special bonds	30,077,850	—

	2,825,922,918	1,884,675,400

The details of financial assets pledged as collateral as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Description	2021	2020	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	9,294,924,447	6,956,737,812	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	955,030,966	741,196,389	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	1,653,330	1,736,116	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	8,422,134,434	10,510,176,878	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,523,592,569	1,322,997,543	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	—	59,098,805	Hana Financial Investment Co., Ltd., etc
	Guarantee deposits for reverse repurchase agreements	1,990,336,464	2,117,185,736	Customer, Institution

		22,187,672,210	21,709,129,279

(*)	As at December 31, 2021 and 2020, the accrued interests related to debt securities provided as collateral of ~~W~~ 279,423 million and ~~W~~ 263,403 million, respectively, are excluded.

The Group provides ~~W~~ 6,165,555 million and ~~W~~ 4,680,816 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2021 and 2020, respectively.

As at December 31, 2021 and 2020, the fair values of collaterals sold or repledged as collateral regardless of default are as follows:

(in thousands of Korean won)	Securities
	2021	2020
Fair value of collateral held	488,172,002	762,396,545
Fair value of collaterals sold or re-provided as collateral	—	—

	488,172,002	762,396,545

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Derivative linked securities
Equity-linked securities	6,252,543,366	7,210,237,105
Other derivative linked securities	1,972,278,390	1,979,326,585
Other OTC derivative combined contract	899,164,069	606,355,771
Exchange traded notes	36,937,827	1,039,844

	9,160,923,652	9,796,959,305

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Contractual value to be paid at maturity	8,957,601,834	9,583,186,260
Carrying amount	9,160,923,652	9,796,959,305

Differences	(203,321,818)	(213,773,045)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2021	2020
Beginning of the year	15,846,655	28,028,927
Change of fair value	(18,916,700)	(12,182,272)

End of the year	(3,070,045)	15,846,655

[1]	The Group assessed OCI based on the probability of default corresponding to the Group’s credit rating and loss given default. The amount is before tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

7. Derivatives and Hedge Accounting

Derivatives owned by the Group as at December 31, 2021 and 2020, are as follows:

	2021
	Assets		Liabilities		Unsettled amount
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading
Exchange-traded derivatives
Interest rate:
Futures	—	1,903,458	—	2,464,302	4,616,641,898
Equity:
Futures	—	14,338,186	—	6,529,579	1,585,281,541
Purchase options	—	51,905,242	—	—	1,412,231,541
Written options	—	—	—	188,099,589	2,423,244,090
Currency:
Futures	—	464,226	—	877,434	359,457,571
Goods:
Futures	—	42,891	—	81,769	6,370,216

	—	68,654,003	—	198,052,673	10,403,226,857

OTC derivatives
Interest rate:
Forwards	—	125,452,803	—	136,232,672	3,684,000,000
Swaps	—	55,032,397	—	79,573,686	135,999,784,725
Options	—	5,121,493	—	4,809,190	1,010,000,000
Currency:
Forwards	—	147,949,552	16,338,320	115,995,239	13,696,294,964
Swaps	—	6,900,127	915,127	12,190,618	512,493,576
Options	—	2,400,866	—	—	165,970,000
Equity:
Swaps	—	322,887,583	—	132,618,848	5,207,198,079
Purchase options	—	43,280,731	—	—	1,748,428,964
Written options	—	—	—	53,270,931	2,024,447,957
Credit:
Swaps	—	18,979,327	—	7,408,651	2,588,958,733
Others:
Swaps	—	20,859,425	—	117,235,787	1,601,240,180

	—	748,864,304	17,253,447	659,335,622	168,238,817,178

	—	817,518,307	17,253,447	857,388,295	178,642,044,035

	2020
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	43,180	—	1,833,863	3,132,550,449
Equity:
Futures	—	20,061,358	—	2,245,195	1,016,121,962
Purchase options	—	54,275,300	—	—	1,262,500,390
Written options	—	—	—	192,851,867	2,380,430,922
Currency:

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Futures	—	157,658	—	695,064	348,899,584
Goods:
Futures	—	151,488	—	81,382	11,609,428

	—	74,688,984	—	197,707,371	8,152,112,735

OTC derivatives
Interest rate:
Forwards	—	49,212,755	—	110,263,267	1,834,000,000
Swaps	—	138,228,763	—	103,169,860	121,251,241,391
Options	—	3,106,553	—	5,932,213	1,120,000,000
Currency:
Forwards	—	93,344,831	1,124,520	70,531,073	5,424,420,935
Swaps	1,082,173	7,845,855	280,060	13,991,235	491,000,801
Equity:
Swaps	—	423,296,778	—	123,242,355	5,434,056,549
Purchase options	—	81,438,447	—	—	1,389,645,515
Written options	—	—	—	82,429,795	1,441,274,230
Credit:
Swaps	—	19,395,007	—	9,700,485	3,015,782,400
Goods:
Swaps	—	267,562	—	991,466	13,923,100
Others:
Swaps	—	36,782,732	—	143,968,304	1,402,010,347

	1,082,173	852,919,283	1,404,580	664,220,053	142,817,355,268

	1,082,173	927,608,267	1,404,580	861,927,424	150,969,468,003

The Group entered into the derivative contracts for hedging fair value change of the foreign exchanges and hedge of net investments in foreign operations accounting for foreign currency risk of a foreign operation.

Gain or loss on hedge of net investments in foreign operations for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain(loss) on the hedging instrument	(18,044,880)	4,498,658
Effective portion of changes in fair value of hedging (other comprehensive income)	(18,044,880)	4,498,658
Ineffective portion of changes in fair value of hedging (profit or loss)	—	—

The effective portion of changes in fair value of hedge of net investments in foreign operations recognized as other comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other comprehensive income	(18,044,880)	4,498,658
Tax effect	4,962,342	(1,237,131)

Other comprehensive income-net of tax	(13,082,538)	3,261,527

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The average price condition for the nominal future cash flow related to hedge of net investments in foreign operations as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	The nominal amount of the hedging instrument	Average price condition(KRW/USD, Korean won)	Average price condition(KRW/GBP, Korean won)	Average price condition(KRW/EUR, Korean won)
1 year	257,606,000	1,113.44	1,465.26	—
2 year	14,765,740	—	—	1,312.78
3 year	22,705,493	—	1,558.67	—
Over 3 year	100,767,500	1,172.73	—	—

	395,844,733	1,131.56	1,506.43	1,312.78

(in thousands of Korean won)	2020
	The nominal amount of the hedging instrument	Average price condition(KRW/USD, Korean won)	Average price condition(KRW/GBP, Korean won)	Average price condition(KRW/EUR, Korean won)
1 year	52,224,000	1,071.00	—	—
2 year	26,683,200	—	1,465.26	—
3 year	14,720,640	—	—	1,312.78
Over 3 year	21,033,353	—	1,558.67	—

	114,661,193	1,071.00	1,506.43	1,312.78

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Equity instruments
Stocks [1]	365,576,095	307,370,199
Investment in partnerships	1,200,000	1,200,000
Other	78,876,642	70,356,906
Debt instruments
Government and local government bonds	20,989,065	105,141,465
Special bonds	549,741,426	735,513,757
Corporate bonds	2,698,701,899	2,508,024,161
Securities in foreign currency
Debt instruments	123,213,103	176,174,957
Investment in partnerships	1,579,576	1,257,399

	3,839,877,806	3,905,038,844

[1]	Equity investment on Korea Stock Exchange and other relative institutions

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	278,961,566	39,799,222	—	318,760,788
Government and local government bonds	(44,428)	1,768	44,428	1,768
Special bonds	107,785	(3,839,248)	(120,870)	(3,852,333)
Corporate bonds	3,046,331	(16,055,846)	(1,247,051)	(14,256,566)
Securities in foreign currency	1,609,775	(1,083,912)	(1,441,794)	(915,931)
Other Securities in Won currency	356,906	(1,482,017)	—	(1,125,111)

	284,037,935	17,339,967	(2,765,287)	298,612,615

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 598 million is excluded.

(in thousands of Korean won)	2020
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	236,617,727	42,343,839	—	278,961,566
Government and local government bonds	(63,198)	(44,428)	63,198	(44,428)
Special bonds	(74,744)	107,785	74,744	107,785
Corporate bonds	629,978	2,342,739	73,614	3,046,331
Securities in foreign currency	516,553	1,319,203	(225,981)	1,609,775
Other Securities in Won currency	—	356,906	—	356,906

	237,626,316	46,426,044	(14,425)	284,037,935

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 368 million is excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2021.

The dividend income from equity investments at FVOCI for the years ended December 31, 2021 and 2020, are as follows;

(in thousands of Korean won)	2021		2020
	Derecognised	Held at the reporting period	Derecognised	Held at the reporting period
Equity investments at FVOCI
Non marketable securities	—	7,411,793	—	5,169,035
Other equity investments	—	2,668,697	—	2,023,154

The Group recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 1,479 million and ~~W~~ 881 million, as at December 31, 2021 and 2020, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

9. Investments in Associates

Investments in associates as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)					2021			2020
	Location	Industry	Closing month	Percentage of ownership (%)	Acquisition cost	Net asset amount	Book amount	Acquisition cost	Net asset amount	Book amount
Wise Asset Management Co., Ltd. [1]	Korea	Asset management	—	33	4,629,876	—	—	4,629,876	—	—
KB Special Purpose Acquisition Company No.17 [2]	Korea	SPAC	November	0.01	500	955	955	500	959	959
KB Special Purpose Acquisition Company No.18 [2]	Korea	SPAC	November	0.01	1,000	1,955	1,955	1,000	1,958	1,958
KB Special Purpose Acquisition Company No.19 [2]	Korea	SPAC	November	0.02	1,000	1,906	1,906	1,000	1,914	1,914
KB Special Purpose Acquisition Company No.20 [2]	Korea	SPAC	November	0.02	1,000	1,913	1,913	1,000	1,911	1,911
KB Private Equity FundIII	Korea	Investment	—	—	—	—	—	8	93,893	93,893
Keystone-Hyundai Sec. No.1 Private Equity Fund	Korea	Investment	—	—	—	—	—	1,925,000	1,556,346	1,556,346
KB New Paradigm Agriculture Venture Fund	Korea	Investment	December	25	2,725,000	2,940,867	2,940,867	5,000,000	4,922,012	4,922,012
KB KONEX Market Vitalization Fund	Korea	Investment	December	23.44	615,000	5,445,338	5,445,338	6,165,000	9,745,342	9,745,342
KB-KDBC Pre-IPO New Technology Business Investment Fund	Korea	Investment	December	33.33	4,400,000	5,894,529	5,894,529	6,800,000	8,020,843	8,020,843
KBTS Technology Venture Private Equity Fund [2]	Korea	Investment	December	16	4,080,000	4,808,098	4,808,098	4,736,000	5,037,119	5,037,119
KB-SJ Tourism Venture Fund [2]	Korea	Investment	December	18.52	5,000,000	4,146,315	4,146,315	4,500,000	4,133,510	4,133,510
KB Shinjasanaubo Fund [2]	Korea	Investment	December	14.67	1,936,000	1,897,195	1,897,195	1,320,000	1,317,089	1,317,089
UNION Media Commerce Fund	Korea	Investment	December	28.99	1,000,000	958,907	958,907	1,000,000	959,811	959,811
KB-Brain KOSDAQ Scale-Up Fund [2]	Korea	Investment	December	15.96	9,750,000	11,125,821	11,125,821	10,050,000	10,317,253	10,317,253
KB SPROTT Renewable Private Equity Fund I [2]	Korea	Investment	December	7.69	1,182,775	954,286	954,286	1,182,775	1,029,697	1,029,697
KB-Stonebridge Secondary Private Equity Fund [2]	Korea	Investment	December	4.16	6,183,416	6,270,906	6,270,906	4,088,000	4,753,133	4,753,133
KB-SP Private Equity Fund IV [2]	Korea	Investment	December	14.95	6,100,000	5,627,717	5,627,717	6,100,000	5,949,785	5,949,785
KB-UTC Inno-Tech Venture Fund [2]	Korea	Investment	December	14.76	7,125,000	6,990,821	6,990,821	5,805,000	5,666,113	5,666,113
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [2]	Korea	Investment	December	6	6,696,000	7,626,992	7,626,992	2,850,000	2,805,442	2,805,442
JR GLOBAL REIT	Korea	REIT	—	—	—	—	—	215,854,340	215,854,340	215,854,340
Project Vanilla Co., Ltd.	Korea	System software development	December	49	2,450,000	525,344	525,344	2,450,000	2,150,514	2,150,514
December & Company Inc. [2]	Korea	System software development	December	16.78	30,000,000	9,053,043	21,388,370	30,000,000	11,439,476	24,401,295
KB Material and Parts No. 1 PEF [2]	Korea	Investment	December	14.47	3,400,000	3,342,698	3,342,698	3,400,000	3,370,557	3,370,557
KB Bio Private Equity Fund III Ltd. [2]	Korea	Investment	December	12.2	10,000,000	9,950,054	9,950,054	—	—	—
KB Global Commerce Private Equity Investment Fund [2]	Korea	Investment	December	16.28	7,000,000	6,820,331	6,820,331	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB-KTB Technology Venture Fund [2]	Korea	Investment	December	18.18	2,000,000	1,983,162	1,983,162	—	—	—
KB Bio Global Expansion Private Equity Fund No.1	Korea	Investment	December	39.47	15,000,000	14,967,033	14,967,033	—	—	—
KB Digital Platform Fund [2]	Korea	Investment	December	16.67	4,500,000	4,499,746	4,499,746	—	—	—
KB-SOLIDUS Healthcare Investment Fund [2]	Korea	Investment	December	4.9	100,000	100,000	100,000	—	—	—
G payment Joint Stock Company	Vietnam	Electronic payment & settlement agency	December	43.84	9,028,760	3,174,609	9,350,182	—	—	—
498 Seventh Owners LLC [3]	USA	Investment	—	49.9	166,851,037	—	—	—	—	—

					311,756,364	119,110,541	137,621,441	317,859,499	299,129,017	312,090,836

[1]

The Group recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements as at December 31, 2021.

[2]	Although the ownership of the Group is less than 20%, these are included as associates, since the Group has a significant influence over investee’s policy and operations.
[3]	This investment was reclassified to disposal group held for sale as at December 31, 2021.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Changes in investments in associates for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Beginning balance	Acquisition	Dividends	Disposal	Re- classification	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.17	959	—	—	—	—	(12)	8	955
KB Special Purpose Acquisition Company No.18	1,958	—	—	—	—	—	(3)	1,955
KB Special Purpose Acquisition Company No.19	1,914	—	—	—	—	—	(8)	1,906
KB Special Purpose Acquisition Company No.20	1,911	—	—	—	—	—	2	1,913
KB Private Equity FundIII	93,893	—	(80,872)	(13,021)	—	—	—	—
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,556,346	—	(511,575)	(1,044,771)	—	—	—	—
KB New Paradigm Agriculture Venture Fund	4,922,012	—	—	(2,275,000)	—	—	293,855	2,940,867
KB KONEX Market Vitalization Fund	9,745,342	—	—	(5,550,000)	—	—	1,249,996	5,445,338
KB-KDBC Pre-IPO New Technology Business Investment Fund	8,020,843	—	—	(2,400,000)	—	—	273,686	5,894,529
KBTS Technology Venture Private Equity Fund	5,037,119	880,000	—	(1,536,000)	—	—	426,979	4,808,098
KB-SJ Tourism Venture Fund	4,133,510	500,000	—	—	—	—	(487,195)	4,146,315
KB Shinjasanaubo Fund	1,317,089	880,000	—	(264,000)	—	—	(35,894)	1,897,195
UNION Media Commerce Fund	959,811	—	—	—	—	—	(904)	958,907
KB-Brain KOSDAQ Scale-Up Fund	10,317,253	3,750,000	—	(4,050,000)	—	—	1,108,568	11,125,821
KB SPROTT Renewable Private Equity Fund I	1,029,697	—	—	—	—	—	(75,411)	954,286
KB-Stonebridge Secondary Private Equity Fund	4,753,133	3,788,000	(2,827,038)	(1,692,584)	—	—	2,249,395	6,270,906

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

KB-SP Private Equity Fund IV	5,949,785	—	—	—	—	—	(322,068)	5,627,717
KB-UTC Inno-Tech Venture Fund	5,666,113	1,695,000	—	(375,000)	—	—	4,708	6,990,821
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,805,442	3,846,000	—	—	—	—	975,550	7,626,992
JR GLOBAL REIT [1]	215,854,340	—	(6,605,143)	(58,419,857)	(150,829,340)	—	—	—
Project Vanilla Co., Ltd.	2,150,514	—	—	—	—	—	(1,625,170)	525,344
December & Company Inc.	24,401,295	—	—	—	—	492,279	(3,505,204)	21,388,370
KB Material and Parts No. 1 PEF	3,370,557	—	(34,000)	—	—	—	6,141	3,342,698
KB Bio Private Equity Fund III Ltd.	—	10,000,000	—	—	—	—	(49,946)	9,950,054
K The fifteenth Real Estate Investment Trust	—	8,600,000	—	(8,600,000)	—	—	—	—
KB Global Commerce Private Equity Investment Fund	—	7,000,000	—	—	—	—	(179,669)	6,820,331
KB-KTB Technology Venture Fund	—	2,000,000	—	—	—	—	(16,838)	1,983,162
KB Bio Global Expansion Private Equity Fund No.1	—	15,000,000	—	—	—	—	(32,967)	14,967,033
KB Digital Platform Fund	—	4,500,000	—	—	—	—	(254)	4,499,746
KB-SOLIDUS Healthcare Investment Fund	—	100,000	—	—	—	—	—	100,000
G Payment Joint Stock Company	—	9,028,760	—	—	—	655,449	(334,027)	9,350,182
498 Seventh Owners LLC [2]	—	166,851,037	(3,482,501)	—	(169,424,284)	6,055,748	—	—

	312,090,836	238,418,797	(13,541,129)	(86,220,233)	(320,253,624)	7,203,464	(76,670)	137,621,441

[1]	This company was excluded from the associates because of disposal of some portion of equity for the year ended December 31, 2021.
[2]	This investment was reclassified to the disposal group held for sale for the year ended December 31, 2021.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Beginning balance	Acquisition	Dividends	Disposal	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.17	964	—	—	—	(12)	7	959
KB Special Purpose Acquisition Company No.18	1,945	—	—	—	1	12	1,958
KB Special Purpose Acquisition Company No.19	1,906	—	—	—	—	8	1,914
KB Special Purpose Acquisition Company No.20	1,235	—	—	(1,140)	1,807	9	1,911
KB Private Equity FundIII	7,754,143	—	(2,082,104)	(8,000,265)	—	2,422,119	93,893
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,625,390	—	—	—	—	(69,044)	1,556,346
KB IGen Private Equity Fund No 1	55	—	—	(55)	—	—	—
KB New Paradigm Agriculture Venture Fund	4,613,579	—	—	—	—	308,433	4,922,012
KB KONEX Market Vitalization Fund	7,193,572	—	—	(1,335,000)	—	3,886,770	9,745,342
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,494,447	—	—	(3,200,000)	—	1,726,396	8,020,843
GH Real Estate I LP [1]	19,042,209	—	—	—	(19,042,209)	—	—
KBTS Technology Venture Private Equity Fund	5,637,326	640,000	—	(1,568,000)	(84,910)	412,703	5,037,119
KB-SJ Tourism Venture Fund	2,761,088	1,500,000	—	—	—	(127,578)	4,133,510
KB Shinjasanaubo Fund	1,261,893	—	—	—	—	55,196	1,317,089
UNION Media Commerce Fund	960,715	—	—	—	—	(904)	959,811
KB-Brain KOSDAQ Scale-Up Fund	7,688,927	3,000,000	—	(1,200,000)	—	828,326	10,317,253
KB SPROTT Renewable Private Equity Fund I	264,159	842,523	—	—	—	(76,985)	1,029,697
KB-Stonebridge Secondary Private Equity Fund	1,412,535	2,598,000	—	—	—	742,598	4,753,133
KB-SP Private Equity Fund IV	5,904,073	—	—	—	—	45,712	5,949,785
KB-UTC Inno-Tech Venture Fund	138,946	5,655,000	—	—	—	(127,833)	5,666,113
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	—	2,850,000	—	—	—	(44,558)	2,805,442
JR GLOBAL REIT	—	219,492,955	—	(3,638,615)	—	—	215,854,340
IGIS NO371 Professional Investors’ Real Estate Investment Company	—	10,000,000	—	(10,000,000)	—	—	—
Koreit Tower Real Estate Investment Trust Company	—	30,000,000	—	(30,000,000)	—	—	—
Project Vanilla Co., Ltd.	—	2,450,000	—	—	—	(299,486)	2,150,514
December & Company Inc.	—	30,000,000	—	(5,151,367)	—	(447,338)	24,401,295
KB Material and Parts No. 1 PEF	—	3,400,000	—	—	—	(29,443)	3,370,557

	75,759,107	312,428,478	(2,082,104)	(64,094,442)	(19,125,323)	9,205,120	312,090,836

[1]	This company was reclassified to a subsidiary due to additional acquisition of investments for the year ended December 31, 2020.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Summarized financial information of the associates as at and for the years ended December 31, 2021 and 2020, are as follows:

	December 31, 2021			2021
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.17	11,974,917	1,542,330	10,432,587	—	86,837	86,837
KB Special Purpose Acquisition Company No.18	17,410,086	2,117,458	15,292,628	—	(21,971)	(21,971)
KB Special Purpose Acquisition Company No.19	9,158,626	961,254	8,197,372	—	(34,031)	(34,031)
KB Special Purpose Acquisition Company No.20	13,890,288	1,451,405	12,438,883	—	14,741	14,741
KB New Paradigm Agriculture Venture Fund	12,094,989	331,522	11,763,467	1,617,565	1,175,418	1,175,418
KB KONEX Market Vitalization Fund	23,315,388	82,273	23,233,115	8,144,773	5,333,316	5,333,316
KB-KDBC Pre-IPO New Technology Business Investment Fund	18,068,890	385,268	17,683,622	529,527	821,056	821,056
KBTS Technology Venture Private Equity Fund	35,279,435	5,228,823	30,050,612	2,093,762	2,668,615	2,668,615
KB-SJ Tourism Venture Fund	22,947,296	557,141	22,390,155	170,143	(2,630,850)	(2,630,850)
KB Shinjasanaubo Fund	12,942,679	7,256	12,935,423	127,355	(244,730)	(244,730)
UNION Media Commerce Fund	3,318,493	10,260	3,308,233	—	(3,118)	(3,118)
KB-Brain KOSDAQ Scale-Up Fund	69,942,815	220,953	69,721,862	14,244,262	6,947,028	6,947,028
KB SPROTT Renewable Private Equity Fund I	13,885,890	1,467,103	12,418,787	330	(980,352)	(980,352)
KB-Stonebridge Secondary Private Equity Fund	151,003,629	315,806	150,687,823	55,571,834	54,052,960	54,052,960
KB-SP Private Equity Fund IV	37,645,651	4,525	37,641,126	(1,357,783)	(2,154,157)	(2,154,157)
KB-UTC Inno-Tech Venture Fund	47,847,776	496,602	47,351,174	1,080,275	31,887	31,887
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	127,960,429	843,902	127,116,527	20,594,269	16,259,169	16,259,169
Project Vanilla Co., Ltd.	1,283,040	210,910	1,072,130	158	(3,240,504)	(3,240,504)
December & Company Inc.	71,218,592	17,275,345	53,943,247	3,981,614	(20,766,009)	(20,766,009)
KB Material and Parts No. 1 PEF	23,103,939	—	23,103,939	451,280	42,445	42,445
KB Bio Private Equity Fund III Ltd.	81,691,268	100,822	81,590,446	4,434	(409,554)	(409,554)
KB Global Commerce Private Equity Investment Fund	41,896,320	—	41,896,320	2,291	(1,103,680)	(1,103,680)
KB-KTB Technology Venture Fund	11,008,216	100,827	10,907,389	8,481	(92,611)	(92,611)
KB Bio Global Expansion Private Equity Fund No.1	38,031,914	115,430	37,916,484	91,107	(83,516)	(83,516)
KB Digital Platform Fund	27,000,148	1,674	26,998,474	148	(1,526)	(1,526)
KB-SOLIDUS Healthcare Investment Fund	2,040,000	—	2,040,000	—	—	—
G payment Joint Stock Company	7,797,085	555,733	7,241,352	818,790	(761,924)	(761,924)

Summarized financial information of associates for which financial information is not available as at December 31, 2021 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	December 31,2020			2020
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the year	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.17	11,956,818	1,484,678	10,472,140	—	76,656	76,656
KB Special Purpose Acquisition Company No.18	17,399,387	2,084,789	15,314,598	—	94,678	94,678
KB Special Purpose Acquisition Company No.19	9,170,950	939,547	8,231,403	—	32,879	32,879
KB Special Purpose Acquisition Company No.20	13,857,836	1,433,695	12,424,141	—	55,552	55,552
KB Private Equity Fund III	1,132,288	533,721	598,567	—	15,441,616	15,441,616
Keystone-Hyundai Sec. No.1 Private Equity Fund	178,847,952	132,123,089	46,724,863	16,585,605	(1,536,378)	(1,536,378)
KB IGen Private Equity Fund No 1	—	—	—	—	35,552	35,552
KB New Paradigm Agriculture Venture Fund	19,862,877	174,827	19,688,050	2,256,303	1,233,733	1,233,733
KB KONEX Market Vitalization Fund	41,703,184	123,386	41,579,798	18,198,062	16,583,196	16,583,196
KB-KDBC Pre-IPO New Technology Business Investment Fund	24,654,880	592,314	24,062,566	5,151,238	5,179,241	5,179,241
KBTS Technology Venture Private Equity Fund	34,971,722	3,489,725	31,481,997	5,341,939	2,579,393	2,048,707
KB-SJ Tourism Venture Fund	22,326,963	5,958	22,321,005	—	(688,904)	(688,904)
KB Shinjasanaubo Fund	8,993,041	12,889	8,980,152	821,384	376,331	376,331
UNION Media Commerce Fund	3,318,492	7,141	3,311,351	—	(3,118)	(3,118)
KB-Brain KOSDAQ Scale-Up Fund	64,968,056	313,223	64,654,833	5,257,405	5,190,988	5,190,988
KB SPROTT Renewable Private Equity Fund I	13,896,252	497,113	13,399,139	750	(990,922)	(990,922)
KB-Stonebridge Secondary Private Equity Fund	114,711,739	496,003	114,215,736	20,067,870	17,842,342	17,842,342
KB Private Equity Fund IV	39,795,283	—	39,795,283	1,684	305,743	305,743
KB-UTC Inno-Tech Venture Fund	38,584,879	206,392	38,378,487	—	(865,842)	(865,842)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	47,607,400	850,042	46,757,358	2,901,042	(742,641)	(742,641)
JR GLOBAL REIT	1,859,214,122	1,043,068,482	816,145,640	—	—	—
Project Vanilla Co., Ltd.	4,445,406	132,773	4,312,633	—	(611,196)	(611,196)
December & Company Inc.	68,172,547	3,304,131	64,868,416	755,637	(2,468,966)	(2,468,966)
KB Material and Parts No. 1 PEF	23,296,494	—	23,296,494	112	(203,506)	(203,506)

Summarized financial information of associates for which financial information is not available as at December 31, 2020 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The fair value of marketable Investments in associates as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.17	1,000	955
KB Special Purpose Acquisition Company No.18	2,035	1,955
KB Special Purpose Acquisition Company No.19	2,065	1,906
KB Special Purpose Acquisition Company No.20	2,060	1,913

	7,160	6,729

(in thousands of Korean won)	2020
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.17	1,028	959
KB Special Purpose Acquisition Company No.18	2,035	1,958
KB Special Purpose Acquisition Company No.19	2,045	1,914
KB Special Purpose Acquisition Company No.20	2,030	1,911
JR GLOBAL REIT	222,761,679	215,854,340

	222,768,817	215,861,082

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,141,043,225	(29,651)	3,141,013,574
Loans to employees	15,067,486	—	15,067,486
Present value discount	(25,619)	—	(25,619)

	3,156,085,092	(29,651)	3,156,055,441

Corporate
Broker’s loans	270,439,064		270,439,064
Securities purchased under repurchase agreements	442,100,000	—	442,100,000
Loans receivable	3,135,425,896	(36,433,068)	3,098,992,828
Purchased loans	122,776,789	(33,697,663)	89,079,126
Advances for customers	11,404,578	(11,404,578)	—
Privately placed bonds	98,528,167	(742,527)	97,785,640
Financial lease receivables	41,127,430	—	41,127,430
Net deferred origination fees and costs	(5,222,467)	—	(5,222,467)
Present value discount	(4,148,880)	—	(4,148,880)

	4,112,430,577	(82,277,836)	4,030,152,741

	7,268,515,669	(82,307,487)	7,186,208,182

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,716,730,809	(26,029)	2,716,704,780
Loans to employees	19,185,817	—	19,185,817
Present value discount	(55,440)	—	(55,440)

	2,735,861,186	(26,029)	2,735,835,157

Corporate
Broker’s loans	388,915,360	—	388,915,360
Securities purchased under repurchase agreements	706,600,000	—	706,600,000
Loans receivable	2,582,764,768	(23,163,215)	2,559,601,553
Purchased loans	68,237,962	(33,546,231)	34,691,731
Advances for customers	11,469,419	(11,469,419)	—
Privately placed bonds	182,269,546	(812,357)	181,457,189
Financial lease receivables	42,826,306	—	42,826,306
Net deferred origination fees and costs	(610,178)	—	(610,178)
Present value discount	(4,862,120)	—	(4,862,120)

	3,977,611,063	(68,991,222)	3,908,619,841

	6,713,472,249	(69,017,251)	6,644,454,998

The changes in in book amount of loans measured at amortised cost for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non- impaired	Impaired			Non-impaired	Impaired
Beginning	2,735,835,157	—	26,029	—	3,843,579,468	84,724,768	49,306,827	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—	—	7,010,483	(7,010,483)	—	—
Transfer to lifetime expected credit losses	—	—	—	—	—	—	—	—
Sale	—	—	—	—	(137,590,000)	—	—	—
Other changes (recover, etc)	420,220,285	—	3,622	—	291,190,755	(18,714,285)	(66,956)	—

Ending	3,156,055,442	—	29,651	—	4,004,190,706	59,000,000	49,239,871	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,286,095,527	—	28,899	—	3,869,568,409	42,500,000	52,731,440	—
Transfer between stages
Transfer to lifetime expected credit (Non-impaired) losses	—	—	—	—	(108,738,919)	108,738,919	—	—
Transfer to lifetime expected credit losses (Impaired)	—	—	—	—	—	—	—	—
Other changes (recover, etc)	449,739,630	—	(2,870)	—	82,749,978	(66,514,151)	(3,424,613)	—

Ending	2,735,835,157	—	26,029	—	3,843,579,468	84,724,768	49,306,827	—

The changes in allowances for loan losses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	26,029	—	13,854,964	6,037,794	49,098,464	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—	—	38,443	(38,443)	—	—
Transfer to lifetime expected credit losses	—	—	—	—	—	—	—	—
Provision (Reversal)	—	—	—	—	19,913,706	(3,431,871)	(66,957)	—
Other transfer (changes in for FX rate, etc)	—	—	3,622	—	(3,128,625)	361	—	—

Ending [1]	—	—	29,651	—	30,678,488	2,567,841	49,031,507	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	28,899	—	7,730,401	7,387,260	49,407,092	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(445,256)	445,256	—	—
Transfer to lifetime expected credit losses (Impaired)	—	—	—	—	—	—	—	—
Provision (Reversal)	—	—	—	—	5,598,370	(299,311)	(102,582)	—
Other transfer (changes in for FX rate, etc)	—	—	(2,870)	—	971,449	(1,495,411)	(206,046)	—

Ending [1]	—	—	26,029	—	13,854,964	6,037,794	49,098,464	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

Broker’s loan

The Group provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2021, interest rate of the loan is differentiated from 4.3% to 8.7% based on maturities, and overdue interest rate is 9.9%.

Also, as the Group operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Group requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2021, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate (APR) 6.5% to 8.7% based on maturities, from APR 6.0% to 7.5% based on credit rating, and the loan with past due date is 9.9%.

For margin loan to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Group pledged securities as collateral which are purchased with margin to customer loan. If the value of the pledged securities do not reach to 140% of the loan, the Group requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consists of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Group, if any losses from embezzlement and arbitrary trading are occurred.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11. Property and Equipment

The details of property and equipment as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,301,991	—	35,727,831	65,029,822
Buildings	42,017,785	(18,619,751)	—	23,398,034
Furniture and equipment	153,875,006	(121,636,402)	—	32,238,604
Others	51,878,021	(38,488,699)	—	13,389,322
Right-of-use assets	120,064,333	(43,364,266)	—	76,700,067

	397,137,136	(222,109,118)	35,727,831	210,755,849

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,151,086	—	36,112,640	65,263,726
Buildings	43,070,137	(18,153,577)	—	24,916,560
Furniture and equipment	154,081,876	(124,577,785)	—	29,504,091
Others	46,454,540	(29,957,477)	—	16,497,063
Right-of-use assets	130,224,506	(40,285,376)	—	89,939,130

	402,982,145	(212,974,215)	36,112,640	226,120,570

The details of right-of-use assets as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	112,086,115	(38,666,617)	73,419,498
Vehicles	3,528,320	(1,958,126)	1,570,194
Others	4,449,898	(2,739,523)	1,710,375

	120,064,333	(43,364,266)	76,700,067

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	122,184,158	(36,291,685)	85,892,473
Vehicles	3,191,691	(1,845,804)	1,345,887
Others	4,848,657	(2,147,887)	2,700,770

	130,224,506	(40,285,376)	89,939,130

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	65,263,726	—	(272,921)	—	39,017	65,029,822
Buildings	24,916,560	—	(237,867)	(1,064,308)	(216,351)	23,398,034
Furniture and equipment	29,504,091	17,073,312	(12,780)	(14,378,347)	52,328	32,238,604
Others	16,497,063	6,512,746	(174,045)	(9,461,399)	14,957	13,389,322
Right-of-use assets	89,939,130	10,459,410	(669,858)	(18,573,645)	(4,454,970)	76,700,067

	226,120,570	34,045,468	(1,367,471)	(43,477,699)	(4,565,019)	210,755,849

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	67,586,839	—	(2,323,113)	—	—	65,263,726
Buildings	27,411,583	—	(1,380,879)	(1,114,144)	—	24,916,560
Furniture and equipment	23,599,603	19,963,962	(50,890)	(13,971,211)	(37,373)	29,504,091
Others	21,342,127	4,569,643	(139,782)	(9,265,057)	(9,868)	16,497,063
Right-of-use assets	93,503,843	24,208,056	(4,463,384)	(23,660,705)	351,320	89,939,130

	233,443,995	48,741,661	(8,358,048)	(48,011,117)	304,079	226,120,570

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

The changes in right-of-use assets for the year ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	85,892,473	8,199,226	(98,178)	(16,115,606)	(4,458,417)	73,419,498
Vehicles	1,345,887	1,729,628	(329,252)	(1,176,069)	—	1,570,194
Others	2,700,770	530,556	(242,428)	(1,281,970)	3,447	1,710,375

	89,939,130	10,459,410	(669,858)	(18,573,645)	(4,454,970)	76,700,067

[1]	Others consist of foreign exchange differences and others.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	90,328,072	20,423,197	(3,814,694)	(21,374,850)	330,748	85,892,473
Vehicles	2,146,651	1,058,593	(636,339)	(1,223,018)	—	1,345,887
Others	1,029,120	2,726,266	(12,351)	(1,062,837)	20,572	2,700,770

	93,503,843	24,208,056	(4,463,384)	(23,660,705)	351,320	89,939,130

[1]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was June 15, 2016. The Group used the assessed price provided by a qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2021.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	65,029,822	65,029,822

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	65,263,726	65,263,726

Changes in land which is classified to Level 3 for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	65,263,726	67,586,839
Reclassification to property and equipment	491,317	—
Reclassification to investment properties	(452,300)	—
Disposal	(272,921)	(2,323,113)

Ending balance	65,029,822	65,263,726

Book amounts of land under cost model as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	65,029,822	29,301,991	65,263,726	29,151,086

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Change in other comprehensive income related to the revaluation for the year ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Reclassification	Disposal and others	Ending balance
Land	36,517,219	(355,466)	(29,344)	36,132,409
Income tax effects	(10,042,235)	—	8,070	(10,034,165)

	26,474,984	(355,466)	(21,274)	26,098,244

	2020
(in thousands of Korean won)	Beginning balance	Reclassification	Disposal and others	Ending balance
Land	36,597,759	—	(80,540)	36,517,219
Income tax effects	(10,064,384)	—	22,149	(10,042,235)

	26,533,375	—	(58,391)	26,474,984

12. Investment Properties

The details of investment properties as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	756,633,169	—	(446,687)	(59,928)	756,126,554
Buildings	445,162,487	(48,678,965)	(4,863,096)	—	391,620,426

	1,201,795,656	(48,678,965)	(5,309,783)	(59,928)	1,147,746,980

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	770,051,158	—	(409,950)	(415,394)	769,225,814
Buildings	445,317,200	(36,675,654)	(4,463,137)	—	404,178,409

	1,215,368,358	(36,675,654)	(4,873,087)	(415,394)	1,173,404,223

The changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others [1]	Ending balance
Land	769,225,814	28,568,447	(63,117,477)	—	—	21,449,770	756,126,554
Buildings	404,178,409	90,392,980	(107,679,883)	(12,253,077)	—	16,981,997	391,620,426

	1,173,404,223	118,961,427	(170,797,360)	(12,253,077)	—	38,431,767	1,147,746,980

[1]	Others consist of foreign exchange differences and transfer from/to property and equipment.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others [1]	Ending balance
Land	772,957,852	34,404,634	(33,153,457)	—	(444,633)	(4,538,582)	769,225,814
Buildings	715,443,043	18,666,349	(300,783,659)	(20,495,458)	(4,840,740)	(3,811,126)	404,178,409

	1,488,400,895	53,070,983	(333,937,116)	(20,495,458)	(5,285,373)	(8,349,708)	1,173,404,223

[1]	Others consist of foreign exchange differences and transfer from/to property and equipment.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of income and expenditure on investment properties for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Rental income	59,289,744	72,791,783
Expenditure on operating investment properties	(4,971,843)	(23,441,046)
Expenditure on non-operating investment properties	(153,330)	(644,664)

	54,164,571	48,706,073

Details of fair value of investment properties as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	756,126,554	797,881,841	769,225,814	801,998,414
Buildings	391,620,426	438,756,547	404,178,409	437,414,531

	1,147,746,980	1,236,638,388	1,173,404,223	1,239,412,945

The fair values of investment properties as at December 31, 2021 was evaluated by an independent appraiser. The independent appraiser has appropriate qualification and experience in evaluating real estate in the location of investment properties.

The fair value of investment property was measured by using benchmark price of similar properties and discounted cash flow (DCF) method. The fair value of investment property measured by DCF method is assessed by discounting net cash flow from investment property with risk adjusted discount rate, which is reflected by expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and other cost related to promotion for rent. The factors which are significant but non-observable inputs for fair valuation are expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and risk adjusted discount rate.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

There is no significant change in the valuation technique for the year ended December 31, 2021

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of investment properties provided as collaterals as at December 31, 2021 and 2020 is as follows:

2021
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	32,364,150	Hana Bank

	81,345,804	Landesbank Hessen- Thuringen Girozentrale

	57,609,000	Pfandbriefbank	Collateralized borrowing

	248,038,750	LGIM COMMERCIAL LENDING LIMITED

	252,000,000	Hanhwa Life Insurance

	126,000,000	Tongyang Life Insurance

	12,000,000	Kookmin Bank

2020
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	17,487,360	Hana Bank

	18,000,000	Daegu Bank

	7,704,000	Shinhan Capital Co

	29,702,400	Signature Bank

	81,097,344	Landesbank Hessen- Thuringen Girozentrale

	53,366,400	Pfandbriefbank	Collateralized borrowing

	229,772,000	LGIM COMMERCIAL LENDING LIMITED

	252,000,000	Hanhwa Life Insurance

	126,000,000	Tongyang Life Insurance

	12,000,000	Kookmin Bank

Investment properties are provided as collaterals for rental deposits and lease hold right, which amounts to ~~W~~ 7,774,547 thousand and ~~W~~ 12,808,206 thousand as at December 31, 2021 and 2020, respectively.

13. Intangible Assets

The details of intangible assets as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	72,422,758	—	—	72,422,758
Development costs	157,728,820	(122,075,492)	—	35,653,328
Software	106,286,170	(80,030,694)	—	26,255,476
Memberships	37,138,036	(161,619)	(9,330,409)	27,646,008
Others	27,831,662	(3,776,235)	(760,710)	23,294,717

	401,407,446	(206,044,040)	(10,091,119)	185,272,287

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	71,123,932	—	—	71,123,932
Development costs	139,813,005	(107,636,686)	—	32,176,319
Software	87,222,173	(72,007,950)	—	15,214,223
Memberships	39,226,767	(80,537)	(11,873,206)	27,273,024
Others	27,458,526	(3,465,663)	(698,147)	23,294,716

	364,844,403	(183,190,836)	(12,571,353)	169,082,214

The changes in intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	71,123,932	—	—	—	—	—	1,298,826	72,422,758
Development costs	32,176,319	17,915,813	—	(14,438,805)	—	—	1	35,653,328
Software	15,214,223	18,905,463	—	(7,925,949)	—	—	61,739	26,255,476
Memberships	27,273,024	34,781	(2,124,082)	(33,008)	(121,016)	2,630,059	(13,750)	27,646,008
Others	23,294,716	—	—	—	—	—	1	23,294,717

	169,082,214	36,856,057	(2,124,082)	(22,397,762)	(121,016)	2,630,059	1,346,817	185,272,287

[1]	Advance payments and others transferred from other accounts are included
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount.

[4]	Others consist of foreign exchange differences and others.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	71,877,251	—	—	—	—	—	(753,319)	71,123,932
Development costs	30,190,778	14,915,631	—	(12,930,090)	—	—	—	32,176,319
Software	9,690,683	10,542,647	—	(4,994,143)	—	—	(24,964)	15,214,223
Memberships	29,786,098	1,000,436	(5,810,193)	(17,651)	(172,148)	2,505,542	(19,060)	27,273,024
Others	23,854,520	380,000	—	(200,652)	(757,213)	—	18,061	23,294,716

	165,399,330	26,838,714	(5,810,193)	(18,142,536)	(929,361)	2,505,542	(779,282)	169,082,214

[1]	Advance payments and others transferred from other accounts are included
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount.

[4]	Others consist of foreign exchange differences and others.

14. Other Financial Assets

The details of other financial assets as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables	3,195,524,965	6,376,192,248
Accrued income	175,194,245	166,043,983
Accrued interest on bonds	209,164,728	197,977,102
Guarantee deposits	67,903,379	71,669,907
Other	49,579,115	12,047,284
Provision for other financial assets	(35,544,587)	(34,481,327)

	3,661,821,845	6,789,449,197

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

15. Other Assets

The details of other assets as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables	84,740	—
Advance payments	26,351,186	18,549,005
Prepaid expenses	16,962,969	10,348,648
Prepaid value-added taxes	186,676	33,285
Others	7,306,773	11,890,606

	50,892,344	40,821,544

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Customers’ deposits
Customers’ deposits for brokerage	6,640,427,057	5,780,352,166
Customers’ deposits for exchange-traded derivatives trading	590,669,251	822,433,470
Customers’ deposits for subscription	—	208,200
Customers’ deposits for savings	8,609,240	8,324,850
Customers’ deposits for repo	61,627	61,678
Customers’ deposits for the investor of collective investment securities	223,800,663	169,740,311
Others	48,729	48,031

	7,463,616,567	6,781,168,706

Guarantee deposits
Guarantee deposits in foreign currency	474,568,902	300,472,860
Guarantee deposits in won currency	452,889,714	604,769,195

	927,458,616	905,242,055

	8,391,075,183	7,686,410,761

17. Borrowings

The details of borrowings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Call money	40,000,000	290,000,000
Borrowings:
Borrowing from banks	485,868,544	358,461,005
Borrowing from KSFC	1,093,096,057	1,350,000,000
Asset-backed short-term bonds	2,027,557,581	1,841,864,968
CP borrowings	—	8,900,000
Others	572,851,733	621,166,489
Securities sold under repurchase agreements	13,531,208,950	15,004,515,752
Short-term note issued	4,475,145,330	3,732,727,578
Debentures:
Debentures	2,428,734,874	1,823,900,000
Less: discount on debentures issued	(5,081,219)	(2,403,031)

	24,649,381,850	25,029,132,761

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The details of call money as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Korea Investment Management Co,Ltd. and others	1.52	40,000,000	290,000,000

The details of borrowings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)		Interest rate (%)	2021	2020
Borrowings from banks	Kookmin Bank and other	0.90~7.40	485,868,544	358,461,005
Borrowings from KSFC	KSFC	1.37~1.55	1,093,096,057	1,350,000,000
Asset-backed short-term bonds	BNK Securities co., Ltd., and other	1.52~5.00	2,027,557,581	1,841,864,968
CP borrowings		—	—	8,900,000
Others	Hanwha Life Insurance and other	0.00 ~ 3.20	572,851,733	621,166,489

			4,179,373,915	4,180,392,462

The details of securities sold under repurchase agreements as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Customers	0.00~3.00	6,973,309,166	8,221,408,247
Financial institution	0.38~3.50	6,557,899,784	6,783,107,505

		13,531,208,950	15,004,515,752

The details of short-term note issued as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Individual	0.25~4.00	1,724,366,358	1,194,332,495
Corporate	0.40~2.10	2,750,778,972	2,538,395,083

		4,475,145,330	3,732,727,578

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The details of debentures as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2021	2020
The 34-1st unsecured public debenture	2018.3.9	2021.3.9	—	—	290,000,000
The 34-2nd unsecured public debenture	2018.3.9	2023.3.9	3.02	210,000,000	210,000,000
The 35th unsecured public debenture	2018.6.12	2021.6.11	—	—	250,000,000
The 36-1st unsecured public debenture	2019.4.18	2022.4.18	2.00	250,000,000	250,000,000
The 36-2nd unsecured public debenture	2019.4.18	2024.4.18	2.09	250,000,000	250,000,000
The 37-1st unsecured public debenture	2019.6.14	2022.6.14	1.74	100,000,000	100,000,000
The 37-2nd unsecured public debenture	2019.6.14	2024.6.14	1.80	150,000,000	150,000,000
The 38-1st unsecured public debenture	2020.6.11	2022.6.10	1.45	170,000,000	170,000,000
The 38-2nd unsecured public debenture	2020.6.11	2023.6.9	1.54	130,000,000	130,000,000
The 39-1st unsecured public debenture	2021.3.4	2024.3.4	1.31	110,000,000	—
The 39-2nd unsecured public debenture	2021.3.4	2026.3.4	1.70	120,000,000	—
The 40-1st unsecured public debenture	2021.4.23	2024.4.23	1.53	300,000,000	—
The 40-2nd unsecured public debenture	2021.4.23	2026.4.23	1.94	200,000,000	—
The 1st unsecured privately placed bond [1]	2019.5.27	2022.5.27	2.05	23,900,000	23,900,000
The 1st unsecured privately placed bond [2]	2021.6.30	2022.5.31	4.31	23,000,000	—
The 1st unsecured privately placed bond [3]	2021.9.7	2023.3.6	5.30	8,316,583	—
The 1st unsecured privately placed bond [4]	2021.10.29	2023.3.6	5.30	4,158,291	—
The 1st privately placed bond in foreign currency [5]	2021.10.25	2024.10.25	2.35	23,710,000	—
The 21-1 public debenture in foreign currency [6]	2021.11.1	2026.11.1	2.13	355,650,000	—
Less: Discount on debentures issued				(5,081,219)	(2,403,031)

				2,423,653,655	1,821,496,969

1 This privately placed bond was issued by subsidiary named Newstar Papyrus Co., Ltd.

2 This privately placed bond was issued by subsidiary named Able Hyosung 1st Co., Ltd.

3 This privately placed bond was issued by subsidiary named Polar EH 1st Co., Ltd

4 This privately placed bond was issued by subsidiary named Polar EH 2nd Co., Ltd

5 This privately placed bond was issued by subsidiary named Newstar Sina Co., Ltd.

6 The issuance price of this public debenture is US$ 300,000,000.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in borrowings for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	25,029,132,761	19,876,664,217
Increase(decrease) in call money	(250,000,000)	125,000,000
Increase in borrowings from banks	127,407,539	358,461,005
Increase(decrease) in borrowings from KSFC	(256,903,943)	180,000,000
Increase in asset-backed short-term bond	185,692,613	256,624,468
Increase(decrease) in CP borrowings	(8,900,000)	8,900,000
Decrease in other borrowings	(48,314,756)	(534,897,204)
Increase(decrease) in securities sold under repurchase agreements	(1,473,306,802)	2,829,905,276
Increase in short-term note issued	742,417,752	1,627,862,702
Increase in debentures	602,156,686	300,612,297

Ending balance	24,649,381,850	25,029,132,761

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Present value of defined benefit obligations	70,914,622	72,288,500
Fair value of plan assets	(15,294,733)	(18,652,077)

Net defined benefit liabilities	55,619,889	53,636,423

The changes in the defined benefit obligation for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	72,288,500	68,027,108
Current service cost	18,145,235	15,359,347
Past service cost	1,315,190	—
Interest cost	780,607	907,330
Remeasurements
Actuarial gains and losses arising from changes in demographic assumptions	20,113,645	—
Actuarial gains and losses arising from changes in financial assumptions	(1,706,991)	3,756,997
Actuarial gains and losses arising from experience adjustment	(15,407,457)	2,786,630
Payments from plans	(1,416,118)	(2,014,834)
Payments from the Group	(14,513,685)	(15,773,057)
Transfer from related companies	1,823,363	414,573
Transfer to related companies	(895,469)	(1,175,594)
Settlement	(5,301,320)	—
Gain or loss on settlement	(4,310,878)	—

Ending balance	70,914,622	72,288,500

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in the fair value of plan assets for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(18,652,077)	(18,577,975)
Interest income	(204,480)	(320,100)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	87,124	57,038
Contributions by employers	(2,297,614)	(2,586,895)
Payments from plans:
Benefits paid	1,416,119	2,014,834
Settlement	5,284,089	—
Transfer from related companies	(1,823,363)	(414,573)
Transfer to related companies	895,469	1,175,594

Ending balance	(15,294,733)	(18,652,077)

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	9,539,927	62.37	15,199,118	81.49
Investment funds	2,327,801	15.22	1,523,310	8.16
Derivatives	3,427,005	22.41	1,929,649	10.35

	15,294,733	100.00	18,652,077	100.00

Key actuarial assumptions used as at December 31, 2021 and 2020, are as follows:

	2021	2020
Discount rate	DB(Special retirement by salaries peak plan) 2.5% Compensation promotion DC 2.3%	DB 1.2~1.7 % Special retirement by salaries peak plan 1.8% Compensation promotion DC 1.2%

Expected salary growth rate

DB : executives 0%

DC: Promotion + Base up
(December 31, 2021 : 2.3%,
After December 31, 2022 : 2.0%)

Special retirement by salaries peak
plan : January 1st, 2022 : 4.6%(2.3% +
Promotion added 2.3%)

After January 1st, 2023 : 4.3% (2.0% +
Promotion added 2.3%)

DB : executives 0%

DC: Promotion + Base up
(December 31, 2020 : 2%,
After December 31, 2021 : 1.7%)

Special retirement by salaries peak

plan : January 1st, 2021 : 4.36%(2.0%
+ Promotion added 2.36%)

After January 1st, 2022 : 4.06% (1.7% + Promotion added 2.36%)

DB : January 1st, 2021 : 4.36% , after
January 1st, 2022 : 4.06%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2021, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,786,004)	1,891,348
Expected salary growth rate[1]	0.50%	1,705,749	(1,617,655)
Retirement rate	0.50%	(1,164,586)	1,217,894

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows: Expected maturity analysis of undiscounted pension benefits as at December 31, 2021, is as follows:

(in thousands of Korean won)	Less than 1 year [1]	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	11,764,609	4,827,786	27,486,101	36,239,221	65,558,364	145,876,081

[1]	Fixed pension benefits of ~~W~~12.4 billion under promotion compensation defined contribution plan is excluded.

The weighted average duration of the defined benefit obligations is 5.7 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2022 are ~~W~~1,187 million.

18.2 Defined Contribution Plans

The Group recognized the expenses of ~~W~~5,766,377 thousand and ~~W~~6,860,403 thousand for defined contribution plans for the years ended December 31, 2021 and 2020, respectively.

19. Provisions

The details of provisions as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Provisions for non-financial guarantees	1,680,410	1,342,023
Provisions for asset retirement obligation [1]	7,997,559	8,114,793
Provisions for lawsuits	25,150,111	10,643,375
Provisions for the points	2,569,985	2,205,019
Provisions for others	68,725,325	60,565,500

	106,123,390	82,870,710

[1]	The Group recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in provisions for non-financial guarantees for the years ended December 31, 2021 and 2020 are as follows,

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,342,023	—	—
Transfer between stages
Transfer to lifetime expected Credit losses (non-impaired)	(23,238)	23,238	—
Provision for losses (Reversal of provision)	323,272	14,908	—
Other transfer(foreign exchange and other)	207	—	—

Ending [1]	1,642,264	38,146	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,078,479	425,126	—
Provision for losses (Reversal of provision)	269,859	(425,126)	—
Other transfer(foreign exchange and other)	(6,315)	—	—

Ending [1]	1,342,023	—	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

The changes in other provisions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687
Contribution	57,684	8,892	4,520,637	36,725,325	41,312,538
Use	(304,037)	(206,240)	(4,155,671)	(13,861,416)	(18,527,364)
Amortization of discounts	129,119	—	—	—	129,119
Other [1]	—	14,704,084	—	(14,704,084)	—

Ending	7,997,559	25,150,111	2,569,985	68,725,325	104,442,980

[1]	As a lawsuit was filed during the year ended December 31, 2021, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	5,782,187	10,531,027	1,530,704	—	17,843,918
Contribution	2,671,746	197,348	4,109,548	60,565,500	67,544,142
Reversal	—	(85,000)	(24,373)	—	(109,373)
Use	(458,673)	—	(3,410,860)	—	(3,869,533)
Amortization of discounts	119,533	—	—	—	119,533

Ending	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687

20.	Other Financial Liabilities

The details of other financial liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other payables	3,048,066,867	6,283,394,824
Accrued expenses	49,457,140	40,141,813
Financial guarantee liabilities	2,213,138	3,468,243
Provisions for financial guarantee contracts	66,218	—
Leasehold deposits received	26,518,264	27,209,689
Non-controlling liabilities	228,717,913	195,601,085
Lease liabilities	127,992,813	148,849,442
Others	1,617,918	5,665,230

	3,484,650,271	6,704,330,326

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	—	—	—
Provision for losses (Reversal of provision)	66,218	—	—

Ending [1]	66,218	—	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

(in thousands of Korean won)	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	106,274	544,999	—
Provision for losses (Reversal of provision)	(106,274)	(544,999)	—

Ending [1]	—	—	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

21.	Other Liabilities

The details of other liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Accounts payables	43,216,188	45,459,314
Accrued expenses	258,774,213	249,449,785
Advances from customers	4,832,377	4,053,726
Unearned revenue	74,881,733	42,429,767
Taxes withheld	34,664,311	32,126,469
Other long-term employee benefits	7,630,850	5,954,258
Others	3,826,568	8,127,702

	427,826,240	387,601,021

22.	Share Capital

The details of share capital as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won except per share)	Authorized shares	Outstanding shares	Par value per share	2021	2020
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2021 and 2020.

23.	Other Paid-in Capital

The details of other paid-in capital as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	381,666,039	381,694,807

	1,478,687,978	1,478,716,746

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

Changes in other paid-in capital for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	1,478,716,746	1,478,716,746
Changes in ownership percentage due to the paid-in capital increase of subsidiaries	(28,768)	—

Ending balance	1,478,687,978	1,478,716,746

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

24. Retained Earnings

The details of retained earnings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Legal reserve
Earned surplus reserve [1]	101,656,298	88,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,540,948,010	1,310,663,602
Regulatory reserve for credit losses [3]	100,223,524	99,058,565
Unappropriated retained earnings	504,642,277	348,631,030

	2,247,970,109	1,847,509,495

[1]

The Commercial Act of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Parent Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Parent Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	1,847,509,495	1,493,402,661
Profit for the year	600,439,340	433,925,817
Dividends	(200,000,000)	(80,000,000)
Transfer to gain due to disposal of revaluation assets	21,274	181,017

Ending balance	2,247,970,109	1,847,509,495

The amount of dividends and dividends per share for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	234	70,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	435	130,000,000

	2020
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	267	80,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Payout and dividend yield ratios as at December 31, 2021 and 2020, are as follows:

	2021		2020
	Ordinary share		Ordinary share
	Interim dividend	Annual dividend	Annual dividend
Number of shares outstanding	298,620,424 shares	298,620,424 shares	298,620,424 shares
Number of treasury shares	—	—	—
Number of dividend shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Par value per share (in Korean won)	5,000	5,000	5,000
Payout ratio	4.68%	13.40%	8.71%
Scheduled dividends (in thousands of Korean won)	70,000,000	200,000,000	130,000,000
Dividends per share (in Korean won)	234	670	435

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses to be appropriated as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning	100,223,524	99,058,565
Amounts to be reserved	1,618,637	1,164,959

Ending	101,842,161	100,223,524

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Profit for the year before reserve for credit loss	600,291,416	433,951,364
Amounts to be reserved	(1,618,637)	(1,164,959)

Adjusted profit after reversal (provision) of reserve for credit losses[1]	598,672,779	432,786,405

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

25. Other Components of Equity

The details of other components of equity as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Changes in the fair value of financial assets at FVOCI	216,494,145	205,927,502
Share of other comprehensive income of associates	(9,779)	(33,271)
Revaluation surplus	26,749,635	26,770,909
Remeasurements of net defined benefit liabilities	(40,520,752)	(38,283,169)
Exchange differences on translation of foreign operations	12,877,767	(4,277,544)
Hedge of net investments in foreign operations	(13,316,283)	(233,745)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	2,225,783	(11,488,825)

	204,500,516	178,381,857

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	205,927,502	172,279,079
Gain (loss) on valuation	17,339,966	46,426,044
Tax effect of gain (loss) on valuation [1]	(4,768,491)	(12,767,162)
Transfer to gain due to disposal or impairment	(2,765,286)	(14,425)
Tax effect of transfer [1]	760,454	3,966

Ending balance	216,494,145	205,927,502

[1]	Including income tax effect (Note 34).

The changes in the Group’s share of other comprehensive income of associates for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(33,271)	105,624
Changes of other comprehensive income of associates	23,559	(191,580)
Tax effect [1]	(67)	52,685

Ending balance	(9,779)	(33,271)

[1]	Including income tax effect (Note 34).

The changes in gain on revaluation of property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	26,770,909	26,951,926
Transfer to retained earnings due to disposal of Property and equipment and others	(21,274)	(181,017)

Ending balance	26,749,635	26,770,909

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(38,283,169)	(33,497,687)
Changes due to valuation	(3,086,321)	(6,600,665)
Tax effect [1]	848,738	1,815,183

Ending balance	(40,520,752)	(38,283,169)

[1]	Including income tax effect (Note 34).

The changes in exchange differences on translation of foreign operations for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(4,277,544)	12,763,167
Change on foreign operations translation	28,632,701	(19,357,148)
Tax effect [1]	(3,571,779)	2,296,954
Non-controlling interest	(234,864)	19,483
Transferred to equity related to the disposal group classified as held for sale	(7,670,747)	—

Ending balance	12,877,767	(4,277,544)

[1]	Including income tax effect (Note 34).

The changes in gain or loss on valuation of hedge of net investments in foreign operations for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(233,745)	(3,495,272)
Gain (loss) on net investment in a foreign operation hedge	(18,044,880)	4,498,658
Tax effect [1]	4,962,342	(1,237,131)

Ending balance	(13,316,283)	(233,745)

[1]	Including income tax effect (Note 34).

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(11,488,825)	(20,320,972)
Changes	18,916,700	12,182,272
Tax effect [1]	(5,202,092)	(3,350,125)

Ending balance	2,225,783	(11,488,825)

[1]	Including income tax effect (Note 34).

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

26. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Brokerage commissions	726,241,481	640,575,828
Underwriting commissions	123,079,958	102,456,540
Brokerage commissions on collective investment securities	28,155,111	19,308,105
Management fee on asset management	30,304,367	24,715,362
Commissions on merger and acquisition	130,301,073	105,380,888
Trust fees and commissions	14,581,037	13,817,303
Other commissions	91,585,352	80,142,237

	1,144,248,379	986,396,263

The details of fee and commission expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Trading commission	58,690,224	38,466,620
Advisory fees	1,967,202	1,063,507
Investment management delegation fees	4,709,857	3,946,720
Commission fees on group brand	18,483,104	14,760,009
Contributions to external institutions	7,593,876	4,169,119
Others	95,423,744	58,381,366

	186,868,007	120,787,341

27. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,184,940,322	1,285,334,042	(100,393,720)
Financial instruments designated at FVTPL	625,254,719	654,985,522	(29,730,803)
Derivative financial instruments	3,735,932,974	3,625,300,129	110,632,845
Financial assets at FVOCI [1]	4,513,829	15,923,820	(11,409,991)

	5,550,641,844	5,581,543,513	(30,901,669)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,512,967,572	1,349,622,443	163,345,129
Financial instruments designated at FVTPL	664,122,831	1,144,335,895	(480,213,064)
Derivative financial instruments	4,872,665,163	4,559,006,493	313,658,670
Financial assets at FVOCI [1]	18,940,519	9,928,940	9,011,579

	7,068,696,085	7,062,893,771	5,802,314

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2021 and 2020, are as follows:

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,114,176,966	1,205,418,377	(91,241,411)
Financial liabilities at FVTPL	70,763,356	79,915,665	(9,152,309)

	1,184,940,322	1,285,334,042	(100,393,720)

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,485,100,209	1,196,811,892	288,288,317
Financial liabilities at FVTPL	27,867,363	152,810,551	(124,943,188)

	1,512,967,572	1,349,622,443	163,345,129

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	573,754,517	567,589,577	6,164,940
Other OTC derivative-combined contract sold	45,436,321	80,650,312	(35,213,991)
Exchange traded notes sold	6,063,881	6,745,633	(681,752)

	625,254,719	654,985,522	(29,730,803)

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	620,829,696	1,053,036,533	(432,206,837)
Other OTC derivative-combined contract sold	43,060,556	90,962,806	(47,902,250)
Exchange traded notes sold	232,579	336,556	(103,977)

	664,122,831	1,144,335,895	(480,213,064)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,324,856,948	1,264,386,603	60,470,345
Currency	637,974,651	572,974,001	65,000,650
Stock	1,586,645,505	1,585,944,032	701,473
Credit	20,146,569	13,981,328	6,165,241
Commodity	21,864,231	14,815,335	7,048,896
Others	144,445,070	173,198,830	(28,753,760)

	3,735,932,974	3,625,300,129	110,632,845

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,043,073,702	1,029,164,157	13,909,545
Currency	757,686,111	686,550,449	71,135,662
Stock	2,798,447,605	2,549,161,031	249,286,574
Credit	28,505,874	19,213,472	9,292,402
Commodity	18,097,049	21,796,632	(3,699,583)
Others	226,854,822	253,120,752	(26,265,930)

	4,872,665,163	4,559,006,493	313,658,670

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	4,513,829	15,923,820	(11,409,991)

	2020
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	18,940,519	9,928,940	9,011,579

As at December 31, 2021, the Group holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Group holds beneficiary certificates and TRS contracts of ~~W~~191.5 billion (nominal amount). Meanwhile, the Group sold ~~W~~68.1 billion in subsidiary funds of the fund.

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2021, one lawsuit was filed to the Group as a defendant and the Group recognizes provisions for lawsuits for the estimated losses due to the possibility of additional lawsuits being filed in the future.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

28. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	343,144,350	373,724,161
Interest on loans at FVTPL	6,773,305	5,023,676
Interest on commercial papers	52,496,923	51,606,560

	402,414,578	430,354,397

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	10,374,554	12,151,079
Interest on debt instruments at FVOCI	47,099,927	45,258,834
Interest on broker’s loans	219,881,544	161,197,293
Interest on loans	112,290,556	119,279,327
Interest on deposits with KSFC	1,834,471	1,305,407
Interest on certificates of deposit	12,974	9,988
Interest on deposits with financial institution	5,560	50,233
Interest on bonds purchased under resale agreements	3,911,835	4,176,018
Gains on transactions of certificates of deposits	43,948	27,741
Interest on deposits	20,413,692	41,477,710
Interest on other receivables	2,013,585	1,805,224
Others [1]	6,389,513	5,505,239

	424,272,158	392,244,093

	826,686,736	822,598,490

[1]	Interest on lease receivables of ~~W~~1,616 million and ~~W~~1,734 million for the year ended December 31, 2021 and 2020, respectively, are included.

The details of interest expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Interest on borrowings	49,411,645	58,626,606
Fees for the proceeds from the sale of stocks loaned	958,563	980,562
Interest on customers’ deposits	7,096,195	8,197,163
Interest on bonds sold under repurchase agreements	91,025,829	113,243,309
Losses on transactions of certificates of deposit	619	35
Interest on call money	3,045,203	2,723,083
Interest on debentures	43,052,965	40,183,423
Interest on short-term note issued	43,200,628	45,855,164
Interest on asset-backed short-term bonds	26,576,586	32,661,703
Others [1]	3,891,991	6,943,082

	268,260,224	309,414,130

[1]	Interest on lease liabilities of ~~W~~2,953 million and ~~W~~3,786 million for the year ended December 31, 2021 and 2020, respectively, are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

29. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The detail of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain(Loss) on valuation of financial assets measured at amortised cost
Reversal(Provision) of allowance for credit losses of loans	(16,414,879)	(5,196,478)
Reversal(Provision) of allowance for credit losses of deposits	105,374	(84,398)
Reversal(Provision) of allowance for credit losses of other financial assets	(1,060,298)	(18,977,595)
Gain(Loss) on disposal of financial assets measured at amortised cost
Gain(Loss) on disposal of loans measured at amortised cost	2,347,609	24,473,302

	(15,022,194)	214,831

30. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain on foreign currency transactions	710,365,102	879,264,020
Gain on foreign exchange translation	82,888,025	82,437,766

	793,253,127	961,701,786

The details of loss on foreign currency transactions for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Loss on foreign currency transactions	719,825,583	865,224,355
Loss on foreign exchange translation	24,666,526	227,712,217

	744,492,109	1,092,936,572

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

31. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Dividend income	47,721,978	42,282,883
Distribution income	107,324,359	74,256,645
Reversal of provision for credit loss	552,679	1,365,305
Operating lease income	57,421,861	51,148,849
Others	13,859,608	18,166,794

	226,880,485	187,220,476

The details of other operating expenses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Provision for credit loss	957,077	558,764
Others	68,030,407	23,977,889

	68,987,484	24,536,653

32. Selling and Administrative Expenses

(a) The details of selling and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Labor Costs
Salaries	466,062,679	415,131,201
Post-employment benefits	21,492,051	22,806,980
Retirement bonus	619,728	24,047,419
Other long-term employee benefits	2,415,192	819,275
Employee benefits	81,299,860	65,608,727

	571,889,510	528,413,602

Other selling and administrative expenses
Employee benefits	9,980,170	9,031,346
Sales promotion expenses	3,056,724	1,625,149
Computer system operation expenses	24,436,828	20,470,731
Management expenses for rent	20,908,033	22,557,213
Commissions	25,801,889	48,211,754
Research and development	247,420	248,334
Advertising expenses	28,470,056	16,665,006
Depreciation	43,477,698	68,506,575
Training expenses	1,546,429	1,231,295
Amortization expenses of intangible assets	22,397,762	18,142,536
Taxes and dues	34,863,679	31,290,967
Consignment fees	5,296,344	2,304,118
Others	62,890,187	68,764,802

	283,373,219	309,049,826

	855,262,729	837,463,428

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b) Stock Grant Agreement

The executives of the Group have stock grant agreement with KB Financial Group Inc, in which the Group settles the expense arising from the agreement with KB Financial Group Inc. The Group recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2021, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-16	2013-10-1	202	—	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2017-6-1	19,252	2,177	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2017-1-1	81,701	19,490	Service, vesting conditions : market 20%, non-market 80%
Series 1-23	2017-1-9	2,299	258	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	405	Service, vesting conditions : market 30%, non-market 70%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-27	2017-8-26	2,952	431	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	14,698	5,561	Service, vesting conditions : market 20%, non-market 80%
Series 1-29	2018-7-9	1,208	285	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	63,906	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	4,580	4,188	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	2,711	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	4,463	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	4,254	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	2,153	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	64,546	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	3,965	Service, vesting conditions : market 20%, non-market 80%
Series 1-39	2020-8-1	12,551	8,905	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	95,798	51,397	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	5,675	2,837	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,064	1,271	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,190	2,076	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	2,016	604	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,402	704	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,276	477	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	2,571	429	Service, vesting conditions : market 20%, non-market 80%

		416,801	253,956

[1]	The number of maximum payable shares per executive as at December 31, 2021.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The details of share grants linked to short-term performance as at December 31, 2021, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	2,961	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	63,142	18,118	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	70,959	42,669	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	47,664	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	68,689	68,689	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	80,573	80,573	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	27,089	14,979	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	11,355	4,918	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	25,393	15,369	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	35,864	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	77,112	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	328,028	81,867	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	288,006	195,901	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	296,950	296,950	Proportional to service period, vesting conditions satisfied

		1,448,875	983,634

[1]	The number of maximum payable shares per executive as at December 31, 2021.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2021, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	1.349	—	51,523~53,308
Series 1-8	1.349	—	51,523~53,308
Series 1-10	1.349	—	51,523~53,308
Series 1-11	1.349	—	47,631~47,631
Series 1-13	1.349	—	47,631~53,308
Series 1-19	1.349	—	45,096~47,631
Series 1-21	1.349	—	45,096~56,379
Series 1-22	1.349	—	45,096~56,379
Series 1-23	1.349	—	56,379~56,379
Series 1-24	1.349	—	45,096~56,379
Series 1-25	1.349	—	53,308~56,379
Series 1-26	1.349	—	45,096~56,379
Series 1-27	1.349	—	56,379~56,379
Series 1-28	1.349	—	45,096~56,379
Series 1-29	1.349	—	53,308~56,379
Series 1-30	1.349	—	48,344~56,379
Series 1-31	1.349	—	45,096~56,379
Series 1-32	1.349	46,800~56,379	46,800~50,023
Series 1-33	1.349	45,096~56,379	50,023~56,379
Series 1-34	1.349	50,023~56,379	50,023~53,308
Series 1-35	1.349	45,096~56,379	45,096~56,379
Series 1-36	1.349	50,023~56,379	50,023~53,308
Series 1-37	1.349	45,096~56,379	50,023~56,379
Series 1-38	1.349	48,344~53,308	48,344~51,523
Series 1-39	1.349	48,344~53,308	48,344~51,523
Series 1-40	1.349	48,344~56,379	48,344~53,308
Series 1-41	1.349	46,800~51,523	46,800~50,023
Series 1-42	1.349	46,800~51,523	46,800~50,023
Series 1-43	1.349	46,800~51,523	46,800~50,023
Series 1-44	1.349	46,800~51,523	46,800~50,023
Series 1-45	1.349	46,800~51,523	46,800~50,023

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-46	1.349	46,800~51,523	46,800~50,023
Series 2-3	1.349	—	47,631~56,379
Series 2-4	1.349	—	45,096~56,379
Series 2-5	1.349	—	45,096~56,379
Series 2-6	1.349	—	45,096~56,379
Series 2-7	1.349	—	46,800~56,379
Series 2-8	1.349	—	46,800~54,649
Series 3-3	1.349	—	47,631~56,379
Series 3-4	1.349	—	45,096~56,379
Series 3-5	1.349	—	45,096~56,379
Series 3-6	1.349	—	45,096~56,379
Series 3-7	1.349	—	48,344~56,379
Series 4-1	1.349	—	45,096~56,379
Series 4-2	1.349	—	53,308~56,379
Series 4-3	1.349	—	51,523~56,379

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~63,084,932 thousand and ~~W~~41,106,115 thousand are recorded as accrued expenses to KB Financial Group Inc. as at December 31, 2021 and 2020, respectively.

33. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain on disposal of property and equipment	170,470	1,447,234
Gain on disposal of investment properties	6,235,168	46,812,798
Gain on disposal of intangible assets	3,362	—
Reversal of impairment loss on intangible assets	2,630,059	2,505,542
Rent	7,012,044	29,297,428
Gain on equity-method valuation	6,588,879	10,428,289
Gain on disposal of investments in associates	14,573,028	145,365
Gain on disposal of assets held for sale	—	3,974,736
Others	10,916,516	19,727,085

	48,129,526	114,338,477

The details of non-operating expenses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Loss on disposal of property and equipment	184,710	1,318,489
Loss on disposal of investment properties	—	2,322,292
Loss on disposal of intangible assets	40,656	—
Impairment loss on investment properties	—	5,285,373
Impairment loss on intangible assets	121,016	945,230
Donation	7,064,214	5,918,216
Loss on equity-method valuation	6,665,550	1,223,170
Loss on disposal of investments in associates	13,013	5,752,548
Others	37,271,036	77,133,126

	51,360,195	99,898,444

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

34. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Current tax
Current tax on profits for the year	214,168,680	142,111,772
Adjustments in respect of prior years	2,530,896	74,505
Deferred tax
Origination and reversal of temporary differences	11,962,477	27,382,242
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(4,008,037)	(12,763,196)
Shares of other comprehensive income of associates	(67)	52,685
Remeasurements of net defined benefit liabilities	848,738	1,815,183
Foreign operations translation	(3,571,779)	2,296,954
Hedge of net investments in foreign operations	4,962,342	(1,237,131)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(5,202,092)	(3,350,125)
Tax effect derived from group’s income tax system	(3,938,930)	2,901,818

Income tax expense	217,752,228	159,284,707

Reconciliations of profit before tax and tax expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Profit before tax (A)	818,043,644	593,236,070

Tax based on statutory rate	214,600,002	152,777,919
Adjustments
Non-deductible expense	5,549,618	3,527,812
Non-taxable income	(1,197,227)	(440,064)
Changes in deferred tax assets (liabilities) that have not been recognized	(14,833,564)	2,843,032
Effect from tax reduction and credit	(81,033)	(987,422)
Adjustment in respect of prior years	2,530,896	74,505
Tax effect from group’s income tax system	(3,938,930)	2,901,818
Others	15,122,466	(1,412,893)

Tax expense (B)	217,752,228	159,284,707

Effective tax rate (B/A)	26.62%	26.85%

The changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	5,354,729	(731,999)	—	4,622,730
Financial assets at FVOCI	(77,700,924)	2,498,783	(4,008,037)	(79,210,178)
Defined benefit obligation	19,879,337	(1,226,555)	848,738	19,501,520
Other long-term employee benefits	1,637,421	461,063	—	2,098,484
Financial assets at FVTPL	(36,226,370)	91,471,135	—	55,244,765
Financial liabilities at FVTPL	83,623,426	(127,528,819)	(5,202,093)	(49,107,485)
Accrued expenses	68,421,675	7,335,888	—	75,757,563
Dividends (specific overseas company)	10,809,313	(263,662)	—	10,545,651
Accrued income	(22,546,280)	(442,466)	—	(22,988,746)
Property and equipment	(9,816,743)	34,116	—	(9,782,627)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provisions for asset retirement obligation	2,231,568	(32,239)	—	2,199,329
Investments in associates and subsidiaries	(643,340)	2,391,164	—	1,747,824
Derivatives	(70,377,421)	12,918,654	—	(57,458,767)
Loans	170,188	1,414,300	—	1,584,488
Intangible assets	(20,771,808)	241,458	—	(20,530,350)
Plan assets	(5,129,321)	923,269	—	(4,206,052)
Advance depreciation provision	(2,560,369)	58,573	—	(2,501,796)
Interest related to loan for construction	(68,829)	3,878	—	(64,951)
Others	35,891,000	4,323,857	—	40,214,857

Subtotal	(17,680,662)	(6,149,602)	(8,361,391)	(32,191,655)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(3,304,176)	(300,531)	—	(3,604,707)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(14,376,486)	(5,849,071)	(8,361,391)	(28,586,948)
Deferred tax assets of subsidiaries	—	—	—	—
Deferred tax liabilities of subsidiaries	(689,208)	(2,136,707)	—	(2,825,915)
Changes in deferred tax assets due to adjustment of consolidation	10,149,702	2,994,197	1,390,495	14,534,394

Deferred tax assets of the Group	—	—	—	—

Deferred tax liabilities of the Group	(4,915,992)	(4,991,581)	(6,970,896)	(16,878,469)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

	2020
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	8,486,003	(3,131,274)	—	5,354,729
Financial assets at FVOCI	(64,842,702)	(95,026)	(12,763,196)	(77,700,924)
Defined benefit obligation	18,707,455	(643,300)	1,815,183	19,879,338
Other long-term employee benefits	2,162,100	(524,679)	—	1,637,421
Financial assets at FVTPL	(28,430,491)	(7,795,879)	—	(36,226,370)
Financial liabilities at FVTPL	109,501,218	(22,527,667)	(3,350,125)	83,623,426
Accrued expenses	46,873,332	21,548,343	—	68,421,675
Dividends (specific overseas company)	7,410,295	3,399,017	—	10,809,312
Accrued income	(23,288,324)	742,044	—	(22,546,280)
Property and equipment	(9,673,829)	(142,914)	—	(9,816,743)
Provisions for asset retirement obligation	1,590,101	641,467	—	2,231,568
Investments in associates and subsidiaries	(643,339)	(1)	—	(643,340)
Derivatives	(72,386,577)	2,009,156	—	(70,377,421)
Loans	460,582	(290,394)	—	170,188
Intangible assets	(19,232,365)	(1,539,443)	—	(20,771,808)
Plan assets	(5,108,943)	(20,378)	—	(5,129,321)
Advance depreciation provision	(3,538,376)	978,007	—	(2,560,369)
Interest related to loan for construction	(72,707)	3,878	—	(68,829)
Others	20,522,564	15,368,436	—	35,891,000

Subtotal	(11,361,917)	7,979,393	(14,298,138)	(17,680,662)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(6,746,563)	3,442,387	—	(3,304,176)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(4,615,354)	4,537,006	(14,298,138)	(14,376,486)
Deferred tax assets of subsidiaries	810,460	(810,460)	—	—
Deferred tax liabilities of subsidiaries	(730,015)	40,807	—	(689,208)
Changes in deferred tax assets due to adjustment of consolidation	27,001,159	(17,963,964)	1,112,507	10,149,702

Deferred tax assets of the Group	22,466,250	(22,466,250)	—	—

Deferred tax liabilities of the Group	—	8,269,639	(13,185,631)	(4,915,992)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Taxable temporary difference
Investments in subsidiaries	85,576,474	34,419,291
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	144,911,014	93,753,831

Deductible temporary difference
Commission (local subsidiary)	7,512,805	7,646,875
Dividends (specific overseas company)	38,347,821	39,306,592
Investments in subsidiaries	18,755,689	20,445,899
Others	2,705,305	2,705,305

	67,321,620	70,104,671

	77,589,394	23,649,160

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(4,768,491)	(12,767,162)
Shares of other comprehensive income of associates	(67)	52,685
Remeasurements of net defined benefit liabilities	848,738	1,815,183
Foreign operations translation	(3,571,779)	2,296,954
Hedge of net investments in foreign operations	4,962,342	(1,237,131)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(5,202,092)	(3,350,125)
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	760,454	3,966

	(6,970,895)	(13,185,630)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

35. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Derivative asset (hedging)	Totals
Financial Assets
Cash and deposits	—	3,834,048,675	—	—	3,834,048,675
Financial Assets at FVTPL	34,182,334,301	—	—	—	34,182,334,301
Derivatives	817,518,307	—	—	—	817,518,307
Equity instruments at FVOCI	—	—	447,232,312	—	447,232,312
Debt instruments at FVOCI	—	—	3,392,645,494	—	3,392,645,494
Loans measured at amortised cost	—	7,186,208,182	—	—	7,186,208,182
Other financial assets	—	3,661,821,845	—	—	3,661,821,845

	34,999,852,608	14,682,078,702	3,839,877,806	—	53,521,809,116

	2021
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	—	9,160,923,652	—	—	9,160,923,652
Financial liabilities designated at FVTPL	2,825,922,918	—	—	—	2,825,922,918
Derivative financial liabilities	857,388,295	—	—	17,253,447	874,641,742
Deposit liabilities	—	—	8,391,075,183	—	8,391,075,183
Borrowings	—	—	24,649,381,850	—	24,649,381,850
Other financial liabilities	—	—	3,484,650,271	—	3,484,650,271

	3,683,311,213	9,160,923,652	36,525,107,304	17,253,447	49,386,595,616

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Derivative asset (hedging)	Totals
Financial Assets
Cash and deposits	—	3,889,064,252	—	—	3,889,064,252
Financial Assets at FVTPL	33,415,470,014	—	—	—	33,415,470,014
Derivatives	927,608,267	—	—	1,082,173	928,690,440
Equity instruments at FVOCI	—	—	380,184,504	—	380,184,504
Debt instruments at FVOCI	—	—	3,524,854,340	—	3,524,854,340
Loans measured at amortised cost	—	6,644,454,998	—	—	6,644,454,998
Other financial assets	—	6,789,449,197	—	—	6,789,449,197

	34,343,078,281	17,322,968,447	3,905,038,844	1,082,173	55,572,167,745

	2020
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	—	1,884,675,400
Financial liabilities designated at FVTPL	—	9,796,959,305	—	—	9,796,959,305
Derivative financial liabilities	861,927,424	—	—	1,404,580	863,332,004
Deposit liabilities	—	—	7,686,410,761	—	7,686,410,761
Borrowings	—	—	25,029,132,761	—	25,029,132,761
Other financial liabilities	—	—	6,704,330,326	—	6,704,330,326

	2,746,602,824	9,796,959,305	39,419,873,848	1,404,580	51,964,840,557

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36. Financial Instruments

36.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits[2]	3,834,048,675	3,834,048,675	3,889,064,252	3,889,064,252
Financial assets at FVTPL[1]	34,182,334,301	34,182,334,301	33,415,470,014	33,415,470,014
Derivative financial assets[1]	817,518,307	817,518,307	928,690,440	928,690,440
Financial assets at FVOCI	3,839,877,806	3,839,877,806	3,905,038,844	3,905,038,844
Loans measured at amortised cost	7,186,208,182	7,221,929,183	6,644,454,998	6,675,666,913
Other financial assets[2]	3,661,821,845	3,661,821,845	6,789,449,197	6,789,449,197

	53,521,809,116	53,557,530,117	55,572,167,745	55,603,379,660

	2021		2020
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	8,391,075,183	8,391,075,183	7,686,410,761	7,686,410,761
Financial liabilities at FVTPL	2,825,922,918	2,825,922,918	1,884,675,400	1,884,675,400
Financial liabilities designated at FVTPL[1]	9,160,923,652	9,160,923,652	9,796,959,305	9,796,959,305
Derivative financial liabilities[1]	874,641,742	874,641,742	863,332,004	863,332,004
Borrowings	24,649,381,850	24,636,652,379	25,029,132,761	25,057,060,478
Other financial liabilities[2]	3,484,650,271	3,484,650,271	6,704,330,326	6,704,330,326

	49,386,595,616	49,373,866,145	51,964,840,557	51,992,768,274

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates are presented at their book amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the Fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,098,545,069	24,218,855,218	1,766,441,297	33,083,841,584
Financial assets at FVTPL – equity instruments	380,241,477	585,355,259	132,895,981	1,098,492,717
Derivative financial assets[1]	68,654,003	539,055,644	209,808,660	817,518,307
Financial assets at FVOCI	20,989,065	3,450,533,070	368,355,671	3,839,877,806

	7,568,429,614	28,793,799,191	2,477,501,609	38,839,730,414

Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	2,825,922,918
Financial liabilities designated at FVTPL[1]	36,937,827	1,294,944,846	7,829,040,979	9,160,923,652
Derivative financial liabilities[1]	198,052,673	508,125,157	168,463,912	874,641,742

	3,060,913,418	1,803,070,003	7,997,504,891	12,861,488,312

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	8,404,024,034	21,807,348,428	2,099,180,097	32,310,552,559
Financial assets at FVTPL – equity instruments	551,124,012	409,244,614	144,548,829	1,104,917,455
Derivative financial assets[1]	74,688,984	412,225,861	441,775,595	928,690,440
Financial assets at FVOCI	110,134,550	3,485,076,696	309,827,598	3,905,038,844

	9,139,971,580	26,113,895,599	2,995,332,119	38,249,199,298

Financial liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	1,884,675,400
Financial liabilities designated at FVTPL[1]	1,039,843	581,635,249	9,214,284,213	9,796,959,305
Derivative financial liabilities[1]	197,707,371	530,690,359	134,934,274	863,332,004

	2,083,422,614	1,112,325,608	9,349,218,487	12,544,966,709

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

36.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	2021	Valuation techniques	Inputs

Financial assets at FVTPL	24,804,210,477	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Binomial Tree Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others

Derivative financial assets(trading)	539,055,644	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Binomial Tree Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others

Financial assets at FVOCI	3,450,533,070	DCF Model	Discount rate, Interest rate and others

	28,793,799,191

Financial liabilities designated at FVTPL	1,294,944,846	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Binomial Tree Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate

Derivative financial liabilities(trading)	490,871,710	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Binomial Tree Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility

Derivative financial liabilities(hedging)	17,253,447	DCF Model	Discount rate, exchange rate and others

	1,803,070,003

(in thousands of Korean won)	2020	Valuation techniques	Inputs

Financial assets at FVTPL	22,216,593,042	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others

Derivative financial assets(trading)	411,143,688	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others

Derivative financial assets(hedging)	1,082,173	DCF Model	Discount rate, exchange rate and others

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020	Valuation techniques	Inputs
Financial assets at FVOCI	3,485,076,696	DCF Model	Discount rate, Interest rate and others

	26,113,895,599

Financial liabilities designated at FVTPL	581,635,249	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate

Derivative financial liabilities(trading)	529,285,779	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility

Derivative financial liabilities(hedging)	1,404,580	DCF Model	Discount rate, exchange rate and others

	1,112,325,608

36.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Group. Unobservable inputs are produced by the external appraiser or internal valuation system and the Group reviews the adequacy of inputs. The risk management council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the risk management council is to be reported or approved by the risk committee.

(b) Changes in Recurring Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with level 3 fair value for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,243,728,926	309,827,598	306,841,321	(9,214,284,213)
Total gains or losses
Profit or loss	(1,738,868)	—	(66,664,335)	63,081,409
Other comprehensive income	—	39,940,672	—	(5,445,079)
Purchases	882,820,430	18,587,401	3,952,205	—
Sales	(1,227,448,847)	—	(169,985,927)	—
Issues	—	—	(32,516,161)	(8,233,127,666)
Settlements	—	—	—	9,560,734,570
Transfer within levels [1]	1,975,637	—	(282,355)	—

Ending balance	1,899,337,278	368,355,671	41,344,748	(7,829,040,979)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,667,255,684	267,434,949	329,155,365	(11,244,938,670)
Total gains or losses
Profit or loss	(106,516,650)	—	362,132,730	(396,733,496)
Other comprehensive income	—	42,263,399	—	(27,875,885)
Purchases	1,567,224,182	129,250	1,341,781	—
Sales	(1,965,821,751)	—	(328,337,107)	—
Issues	—	—	(42,731,644)	(9,333,419,908)
Settlements	—	—	89,781	11,788,683,746
Transfer within levels [1]	81,587,461	—	(14,809,585)	—

Ending balance	2,243,728,926	309,827,598	306,841,321	(9,214,284,213)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(27,667,310)	—	(109,925,653)	105,096,746
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	39,940,672	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	6,607,886

	(27,667,310)	39,940,672	(109,925,653)	111,704,632

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2020
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(100,075,940)	—	144,156,052	(105,534,507)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	42,263,399	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(9,346,158)

	(100,075,940)	42,263,399	144,156,052	(114,880,665)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2021
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Other derivative linked securities	29,067,962	DCF model, Closed Form, Monte Carlo Simulation, Hull and White, Black-Scholes Model,Binomial Tree Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.26 ~ 0.54	Proportional
					Correlation	0.08 ~ 0.9	Proportional
	Other OTC derivative linked contract	99,015,526			Underlying asset volatility	0.16 ~ 0.26	Proportional
					Correlation	-0.6 ~ 0.77	Proportional
	Debt instruments	1,638,357,809			Underlying asset volatility	0.14 ~ 0.3	Proportional
	Equity instruments	132,895,981			Discount rate	0.1 ~ 0.25	Inversely proportional
Derivative financial assets (trading)	[1]	209,808,660			Underlying asset volatility	0.03 ~ 0.81	Proportional
					Correlation	-0.6 ~ 0.9	Proportional
Financial assets at FVOCI	Equity instruments	368,355,671	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.15	Inversely proportional

		2,477,501,609

Financial liabilities designated at FVTPL	Equity-linked securities sold	6,117,086,280	DCF model, Closed Form, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Binomial Tree Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.15 ~ 0.81	Proportional
					Correlation	-0.6 ~ 0.88	Proportional
	Derivatives linked securities sold	1,567,907,416			Underlying asset volatility	0.01 ~ 0.81	Proportional
					Correlation	-0.48 ~ 0.9	Proportional
	Other OTC derivatives linked contract sold	144,047,283			Underlying asset volatility	0.15 ~ 0.3	Proportional
					Correlation	-0.6 ~ 0.74	Proportional
Derivative financial liabilities (trading)	[1]	168,463,912			Underlying asset volatility	0.05 ~ 0.81	Proportional
					Correlation	-0.6 ~ 0.9	Proportional

		7,997,504,891

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	39,294,908	DCF model, Closed Form, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.23 ~ 0.25	Proportional
					Correlation	-0.61 ~ 0.74	Proportional
	Other derivative linked securities	200,925,330			Underlying asset volatility	0.08 ~ 0.68	Proportional
					Correlation	0.00 ~ 0.89	Proportional
	Other OTC derivative linked contract	395,700,132			Underlying asset volatility	0.20 ~ 0.44	Proportional
					Correlation	-0.61 ~ 0.89	Proportional
	Debt instruments	1,463,259,727			Underlying asset volatility	0.16 ~ 0.48	Proportional
	Equity instruments	144,548,829			Discount rate	0.01 ~ 0.18	Inversely proportional
Derivative financial assets (trading)	[1]	441,775,595			Underlying asset volatility	0.05 ~ 0.72	Proportional
					Correlation	-0.61 ~ 0.91	Proportional
Financial assets at FVOCI	Equity instruments	309,827,598	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.14	Inversely proportional

		2,995,332,119

Financial liabilities designated at FVTPL	Equity-linked securities sold	7,015,384,894	DCF model, Closed Form, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.20 ~ 0.72	Proportional
					Correlation	-0.61 ~ 0.89	Proportional
	Derivatives linked securities sold	1,615,390,797			Underlying asset volatility	0.01 ~ 0.68	Proportional
					Correlation	-0.50 ~ 0.91	Proportional
	Other OTC derivatives linked contract sold	583,508,522			Underlying asset volatility	0.20 ~ 0.54	Proportional
					Correlation	-0.61 ~ 0.89	Proportional
Derivative financial liabilities (trading)	[1]	134,934,274			Underlying asset volatility	0.20 ~ 0.68	Proportional
					Correlation	-0.61 ~ 0.91	Proportional

		9,349,218,487

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2021 and 2020, are as follows.

	2021
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	7,774,418	(6,273,350)	—	—
Derivative financial assets [1]	19,235,324	(19,935,240)	—	—
Financial assets at FVOCI [2]	—	—	26,761,121	(18,444,528)

	27,009,742	(26,208,590)	26,761,121	(18,444,528)

Financial liabilities
Financial liabilities designated at FVTPL[1]	78,355,694	(82,796,956)	—	—
Derivative financial liabilities [1]	31,113,821	(29,105,058)	—	—

	109,469,515	(111,902,014)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2020
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	27,889,118	(4,125,669)	—	—
Derivative financial assets [1]	22,741,681	(24,980,628)	—	—
Financial assets at FVOCI[2]	—	—	18,733,526	(12,585,448)

	50,630,799	(29,106,297)	18,733,526	(12,585,448)

Financial liabilities
Financial liabilities designated at FVTPL[1]	46,859,961	(42,994,436)	—	—
Derivative financial liabilities [1]	7,251,984	(7,136,832)	—	—

	54,111,945	(50,131,268)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(e) Day 1 Profit and Loss

If the Group uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2021	2020
Balances at the beginning of the year (A)	70,759,191	51,580,418
Incurred during the year (B)	176,475,408	166,554,981
Amounts recognized in profit or loss during the year (C)	(153,238,804)	(147,376,208)

Balances at the end of year (A+B+C)	93,995,795	70,759,191

36.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	7,221,929,183	7,221,929,183
Financial liabilities
Borrowings	—	—	24,636,652,379	24,636,652,379

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	6,675,666,913	6,675,666,913
Financial liabilities
Borrowings	—	—	25,057,060,478	25,057,060,478

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that are used book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b) Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits

The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings

The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities

The book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity. However, DCF method is applied for several long-term receivables or payables.

36.6 Derecognition of financial assets

The Group continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Group transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements has repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Group has almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2021 and 2020, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2021
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	8,452,138,400	253,040	1,990,336,464	—
Carrying amount of related liabilities	8,253,574,637	—	1,893,044,535	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2021, the accrued interests related to debt securities of ~~W~~51,550 million is excluded.

	2020
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	10,604,346,072	19,811,120	2,117,185,736	—
Carrying amount of related liabilities	10,060,689,620	—	2,012,167,226	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2020, the accrued interests related to debt securities of ~~W~~88,474 million is excluded.

Meanwhile, the Group provided additional credit enhancements such as purchase agreements in addition to recourse limited to transferred assets to subsidiaries established for asset securitization purposes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2021 and 2020, are as follows:

(In thousands of Korean won)		2021	2020
Underlying assets	Financial assets at fair value through profit or loss	169,478,418	104,574,753
	Loans measured at amortized cost[1]	1,366,231,908	1,362,687,818

		1,535,710,326	1,467,262,571

Associated liabilities	Debentures	1,534,364,063	1,466,664,968

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37. Financial Risk Management

37.1 Summary

37.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout these notes to financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Group’s key risks. These risks are measured and managed by quantifying regulatory capital and VaR (Value at Risk) using a statistical method.

37.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss risk management committee, establish and amend the risk management committee policies, establish the Group’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk management committee

The risk management committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The risk management committee executes the operations delegated by board of directors in accordance with risk management committee policy

(c) Risk management council

Risk management council consists members by appointing Company’s executives, including the director, who is responsible for risk management, compliance, planning/management. Also the organization is delegated by risk management committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Group, such as supporting the risk management committee, reporting the Group’s risk level and computing net operating capital ratio.

37.1.3 Risk Management System

In order to establishing risk management structure, the Group built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Group performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of risk management committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

37.2 Credit Risk

37.2.1 Overview of Credit Risk

The Group is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

37.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. If the trading department of the Group wants to deal with the counterparty that may cause the credit risk, the trading department submit product management plan and application in advance to get approval by the risk management council and the risk management committee. The deal is executed when the approval by the risk management council and the risk management committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

37.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Agreement to purchase the commercial papers [1]	576,882,291	797,960,000
Guarantees and loan commitment	1,292,884,469	1,107,797,432

	1,869,766,760	1,905,757,432

[1]	As at December 31, 2021 and 2020, asset-backed short-term bonds amounting to ~~W~~101,660 million and ~~W~~237,940 million, respectively, held by the Group, are included.

The Group does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,156,085,093	43.42	(29,651)	3,156,055,442
Corporations	4,112,430,576	56.58	(82,277,836)	4,030,152,740

	7,268,515,669	100.00	(82,307,487)	7,186,208,182

	2020
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,735,861,186	40.75	(26,029)	2,735,835,157
Corporations	3,977,611,063	59.25	(68,991,222)	3,908,619,841

	6,713,472,249	100.00	(69,017,251)	6,644,454,998

The details of the Group’s loans measured at amortised cost by industry as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,571,228,558	21.62	(16,021,282)	1,555,207,276
Manufacturing	462,775,654	6.37	(7,778,553)	454,997,101
Service	1,404,940,209	19.33	(33,292,623)	1,371,647,587
Others	673,486,155	9.27	(25,185,379)	648,300,776
Individuals	3,156,085,093	43.41	(29,650)	3,156,055,443

	7,268,515,669	100.00	(82,307,487)	7,186,208,182

	2020
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,942,236,919	28.94	(16,500,361)	1,925,736,558
Manufacturing	143,800,000	2.14	(4,509,634)	139,290,366
Service	28,509,777	0.42	(5,034,033)	23,475,744
Others	1,863,064,367	27.75	(42,947,194)	1,820,117,173
Individuals	2,735,861,186	40.75	(26,029)	2,735,835,157

	6,713,472,249	100.00	(69,017,251)	6,644,454,998

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Group’s securities (except equity instruments) by industry as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	3,834,681,126	100.00	(632,624)	3,834,048,502

	3,834,681,126	100.00	(632,624)	3,834,048,502

Securities at FVTPL
Government and government funded institutions	12,403,754,293	37.69	—	12,403,754,293
Banking and insurance	12,204,363,089	37.09	—	12,204,363,089
Others	8,300,357,806	25.22	—	8,300,357,806

	32,908,475,188	100.00	—	32,908,475,188

Derivatives financial assets
Banking and insurance	805,813,795	98.57	—	805,813,795
Others	11,704,512	1.43	—	11,704,512

	817,518,307	100.00	—	817,518,307

Securities at FVOCI
Government and government funded institutions	411,524,232	12.13	—	411,524,232
Banking and insurance	2,019,245,794	59.52	—	2,019,245,794
Others	961,875,467	28.35	—	961,875,467

	3,392,645,493	100.00	—	3,392,645,493

	40,953,320,114		(632,624)	40,952,687,490

	2020
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	3,889,803,773	100.00	(739,569)	3,889,064,204

	3,889,803,773	100.00	(739,569)	3,889,064,204

Securities at FVTPL
Government and government funded institutions	12,674,913,374	39.60	—	12,674,913,374
Banking and insurance	14,286,364,544	44.63	—	14,286,364,544
Others	5,048,675,316	15.77	—	5,048,675,316

	32,009,953,234	100.00	—	32,009,953,234

Derivatives financial assets
Banking and insurance	912,450,006	98.25	—	912,450,006
Others	16,240,434	1.75	—	16,240,434

	928,690,440	100.00	—	928,690,440

Securities at FVOCI
Government and government funded institutions	598,226,856	16.97	—	598,226,856
Banking and insurance	2,505,880,183	71.09	—	2,505,880,183
Others	420,747,301	11.94	—	420,747,301

	3,524,854,340	100.00	—	3,524,854,340

	40,353,301,787		(739,569)	40,352,562,218

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

Loans measured at amortised cost as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets measured at amortised cost [1]
Corporates
Grade 1	1,642,413,537	—	—	—	—	1,642,413,537
Grade 2	2,315,042,944	37,000,000	—	—	—	2,352,042,944
Grade 3	9,775,000	20,000,000	—	—	—	29,775,000
Grade 4	36,959,224	2,000,000	—	—	—	38,959,224
Grade 5	—	—	49,239,870	—	—	49,239,870

	4,004,190,705	59,000,000	49,239,870	—	—	4,112,430,575

Retails
Grade 1	3,154,795,577	—	—	—	—	3,154,795,577
Grade 2	1,256,577	—	—	—	—	1,256,577
Grade 3	—	—	—	—	—	—
Grade 4	3,289	—	—	—	—	3,289
Grade 5	—	—	29,651	—	—	29,651

	3,156,055,443	—	29,651	—	—	3,156,085,094

Financial assets at FVTPL [1]
Corporates
Grade 1	—	—	—	—	175,366,396	175,366,396
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	175,366,396	175,366,396

	7,160,246,148	59,000,000	49,269,521	—	175,366,396	7,443,882,065

[1]	The amounts disclosed in above table are before deduction of allowances

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets measured at amortised cost [1]
Corporates
Grade 1	2,279,442,923	—	—	—	—	2,279,442,923
Grade 2	1,527,290,208	44,010,482	—	—	—	1,571,300,690
Grade 3	—	30,714,286	—	—	—	30,714,286
Grade 4	36,846,337	—	—	—	—	36,846,337
Grade 5	—	10,000,000	49,306,827	—	—	59,306,827

	3,843,579,468	84,724,768	49,306,827	—	—	3,977,611,063

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Retails
Grade 1	2,734,672,298	—	—	—	—	2,734,672,298
Grade 2	1,132,874	—	—	—	—	1,132,874
Grade 3	—	—	—	—	—	—
Grade 4	29,984	—	—	—	—	29,984
Grade 5	—	—	26,029	—	—	26,029

	2,735,835,156	—	26,029	—	—	2,735,861,185

Financial assets at FVTPL [1]
Corporates
Grade 1	—	—	—	—	213,860,869	213,860,869
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	213,860,869	213,860,869

	6,579,414,624	84,724,768	49,332,856	—	213,860,869	6,927,333,117

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which released the credit risk due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	6,774,307	—	—	—	—	6,774,307
Real estate	452,414,459	—	208,363	—	—	452,622,823
Securities	5,091,901,577	—	—	—	—	5,091,901,577

	5,551,090,343	—	208,363	—	—	5,551,298,706

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	5,710,346	—	—	—	—	5,710,346
Real estate	291,280,762	—	208,363	—	—	291,489,125
Securities	4,462,145,872	7,163,824	—	—	—	4,469,309,696

	4,759,136,980	7,163,824	208,363	—	—	4,766,509,167

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(b) Securities (debt instruments)

Securities (debt instruments) that are exposed to credit risks as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,423,690,840	—	—	—	—	2,423,690,840
Grade 2	955,435,698	—	—	—	—	955,435,698
Grade 3	13,518,956	—	—	—	—	13,518,956
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,392,645,494	—	—	—	—	3,392,645,494

[1]	Before deduction of allowances

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,780,821,858	—	—	—	—	2,780,821,858
Grade 2	744,032,482	—	—	—	—	744,032,482
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,524,854,340	—	—	—	—	3,524,854,340

[1]	Before deduction of allowances

The Group’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions

(c) Deposits

The credit quality of deposits as at December 31, 2021 and 2020, are as follows:

2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,834,681,299	—	—	—	3,834,681,299
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,834,681,299	—	—	—	3,834,681,299

[1]	Before deduction of allowances

2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,889,803,821	—	—	—	3,889,803,821
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,889,803,821	—	—	—	3,889,803,821

[1]	Before deduction of allowances

The Group’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(d) Commitments

The credit quality of commitments as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	612,916,750	17,282,291	—	—	630,199,041
Grade 2	820,660,660	—	—	—	820,660,660
Grade 3	24,706,778	—	—	—	24,706,778
Grade 4	394,200,281	—	—	—	394,200,281
Grade 5	—	—	—	—	—

	1,852,484,470	17,282,291	—	—	1,869,766,760

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	898,413,262	—	—	—	898,413,262
Grade 2	639,631,119	—	—	—	639,631,119
Grade 3	—	—	—	—	—
Grade 4	367,713,051	—	—	—	367,713,051
Grade 5	—	—	—	—	—

	1,905,757,432	—	—	—	1,905,757,432

(e) Other receivables from securities transactions

Other receivables from securities transactions, which are classified as other financial assets, as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables related to proprietary trading	104,074,769	87,743,921
Other receivables related to brokerage Transactions	2,635,657,555	4,701,512,636

The Group recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Group is exposed to credit risks between the trade date and settlement date relating to investment brokerage business, which is standardized by related regulations (generally less than two business days from the trade date). As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Group mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Group can collect the receivables through covering. Therefore, credit risk that the Group actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group recognizes assets and liabilities on trade date for regular-way transactions and is exposed to the market risk and credit risk between trade date and settlement date.

37.3 Liquidity Risk

37.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

37.3.2 Liquidity Risk Management Policy

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Group holds at its discretion are discussed in Note 40.

37.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL [1]	9,160,923,652	—	—	—	—	—	9,160,923,652
Derivatives (trading) [2]	857,388,295	—	—	—	—	—	857,388,295
Derivatives (hedge)	—	9,122,400	—	7,215,920	915,127	—	17,253,447
Deposit liabilities [3]	8,391,075,183	—	—	—	—	—	8,391,075,183
Borrowings	8,448,833,366	9,370,162,500	1,289,202,707	3,045,919,342	2,715,034,226	2,105,718	24,871,257,860
Other financial liabilities	3,376,026	3,324,090,215	4,941,525	22,583,280	87,055,423	26,482,744	3,468,529,213
Guaranteed payments and commitment [4]	1,869,766,760	—	—	—	—	—	1,869,766,760

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

	2020
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	—	—	—	1,884,675,400
Financial liabilities designated at FVTPL [1]	9,796,959,305	—	—	—	—	—	9,796,959,305
Derivatives (trading) [2]	861,927,424	—	—	—	—	—	861,927,424
Derivatives (hedge)	—	476,000	—	340,000	588,580	—	1,404,580
Deposit liabilities [3]	7,686,410,761	—	—	—	—	—	7,686,410,761
Borrowings	9,286,392,035	9,662,335,504	2,305,396,387	1,782,066,817	2,087,735,547	1,381,869	25,125,308,159
Other financial liabilities	1,222,793	6,521,373,899	5,575,367	27,470,886	88,975,309	48,853,368	6,693,471,622
Guaranteed payments and commitment [4]	1,905,757,432	—	—	—	—	—	1,905,757,432

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the financial guarantee contracts and commitments, the amounts included above, which the Group might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

37.4 Market Risk

37.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Group may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

37.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

The Group uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Group uses reflects reported daily losses as VaR does not exceed with 99% chance.

The average, minimum and maximum amount of the Group’s VaR (99%, 10 days) as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2021
Total VaR	27,533,895	44,103,782	13,303,234	32,812,682

	2020
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2020
Total VaR	32,857,032	66,620,975	9,114,539	28,978,719

37.4.3 Risk Management by Market Risk Factors

The Group’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises in the Group’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk and market VaR is computed.

Risk management council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Group’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market value based method such as market VaR and sensitivity analysis.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Group manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

37.4.4 Risk Management by Interest Risk Factors

The Group closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Group established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate. The Group aims to complete the response plan by 2022.

The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2021 is as follows:

(in thousands of Korean won)	2021
Exposure amount [1] USD LIBOR
Measured at amortised cost
Loans	7,035,224
Measured at fair value
Financial assets at FVTPL(non-derivative)	4,694,580
Financial liabilities at FVTPL(derivative)	103,221,786

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

37.5 Operational Risk

37.5.1 Concept

The Group defines operational risk to the extent of financial risk and non-financial risks incurred by unreasonable or wrong internal process, labor, system and external incidents.

37.5.2 Operational Risk Management

The purpose of operational risk management is control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System), supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

37.6 Capital Adequacy

Main purpose of the capital risk management of the Group is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Group has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items and including additional item from financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The adding item includes that any item that recorded as liability without redemption obligation, internal reserves against future losses, items that redeemable in kind and items that function of complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business for financial investor. Quantified amounts of market risks by possible losses due to fluctuation of stock price; interest and exchange rates of the securities that the investment firms held; credit risk amounts from breach of contract by the counterparties and possible losses due to accidents, errors, illegal conduct, any other potential losses from deteriorated condition for operation.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

38. Offsetting Financial Assets and Financial Liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Group’s derivative counterparties. The Group also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2021
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	846,411,930	—	846,411,930	544,286,051	235,743,401	66,382,478
Securities purchased under reverse repurchase agreements	442,100,000	—	442,100,000	442,100,000	—	—
Other receivables [4]	2,317,397,927	2,307,527,540	9,870,387	—	—	9,870,387
Other receivables (Payment and settlement)	105,464,571	99,790,621	5,673,950	—	—	5,673,950
Receivable unsettled spot exchange	237,030,000	—	237,030,000	237,030,000	—	—

	3,948,404,428	2,407,318,161	1,541,086,267	1,223,416,051	235,743,401	81,926,815

Financial liabilities
Derivatives liabilities, others [1]	1,483,107,954	—	1,483,107,954	1,050,325,766	75,252,991	357,529,197
Securities sold under reverse resale agreements [2]	13,531,208,950	—	13,531,208,950	13,531,208,950	—	—
Securities sold [3]	2,825,922,918	—	2,825,922,918	2,825,922,918	—	—
Other payables [4]	2,712,412,451	2,307,527,540	404,884,911	—	—	404,884,911
Other payables (Payment and settlement)	99,790,621	99,790,621	—	—	—	—
Payable unsettled spot exchange	237,100,000	—	237,100,000	237,100,000	—	—

	20,889,542,894	2,407,318,161	18,482,224,733	17,644,557,634	75,252,991	762,414,108

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Group in relation to the client’s consignment trading is included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,259,053,735	—	1,259,053,735	759,398,483	263,290,353	236,364,899
Securities purchased under reverse repurchase agreements	706,600,000	—	706,600,000	706,600,000	—	—
Other receivables [4]	4,540,785,835	4,455,151,627	85,634,208	—	—	85,634,208
Other receivables (Payment and settlement)	106,827,372	97,386,310	9,441,062	—	—	9,441,062
Receivable unsettled spot exchange	532,636,000	—	532,636,000	532,636,000	—	—

	7,145,902,942	4,552,537,937	2,593,365,005	1,998,634,483	263,290,353	331,440,169

Financial liabilities
Derivatives liabilities, others [1]	1,178,486,493	—	1,178,486,493	952,770,129	77,324,124	148,392,240
Securities sold under reverse resale agreements [2]	15,004,515,752	—	15,004,515,752	15,004,515,752	—	—
Securities sold [3]	1,884,675,400	—	1,884,675,400	1,884,675,400	—	—
Other payables [4]	4,742,166,256	4,455,151,627	287,014,629	—	—	287,014,629
Other payables (Payment and settlement)	97,386,310	97,386,310	—	—	—	—
Payable unsettled spot exchange	532,965,000	—	532,965,000	532,965,000	—	—

	23,440,195,211	4,552,537,937	18,887,657,274	18,374,926,281	77,324,124	435,406,869

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Group in relation to the client’s consignment trading is included.

39. Lease

39.1 The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in the consolidated statement of financial position as at December 31, 2021 and 2020, are as follows;

(in thousands of Korean won)	2021	2020
Right-of-use assets [1]
Buildings	73,419,498	85,892,473
Vehicles	1,570,194	1,345,887
Others	1,710,375	2,700,770

	76,700,067	89,939,130

Lease liabilities	127,992,813	148,849,442

[1]	The amount is included in property and equipment in the consolidated statement of financial position.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

39.2 The amounts recognized in the consolidated statement of profit or loss

The amounts related to lease recognized in the consolidated statement of profit or loss for the year ended December 31, 2021 and 2020, are as follows

(in thousands of Korean won)	2021	2020
Depreciation of the right-of-use assets
Buildings	16,115,606	21,374,850
Vehicles	1,176,069	1,223,018
Others	1,281,970	1,062,837

	18,573,645	23,660,705

Interest income from lease receivables (included in financial income)	1,615,695	1,733,996
Interest expense to lease liabilities (included in financial cost)	2,953,182	3,785,894
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-include lease for short-term period)	986,405	770,815
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	256,363	430,931

The total cash outflows for leases in 2021 and 2020 are ~~W~~34,917 million and ~~W~~27,335 million, respectively.

39.3 As a Lessor : Financial Lease

As at December 31, 2021 and 2020, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2021	2020
Total Investment on lease	41,127,430	42,826,306
Net Investment on lease	37,179,103	38,190,239
Present value of minimum lease payments	37,179,103	38,190,239
Unrealized interest income	3,948,327	4,636,067

39.4 As a Lessor : Operating Lease

As at December 31, 2021 and 2020, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2021	2020
Within 1 year	50,784,062	31,399,384
1-5 years	231,084,324	196,308,371
Over 5 years	272,652,305	42,367,817

	554,520,691	270,075,572

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

40. Contingent Liabilities and Commitments

As at December 31, 2021 and 2020, the Group is involved in pending lawsuits, are as follows:

	2021		2020
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	21	176,352,560	19	136,191,220
Plaintiff	9	163,067,109	8	36,820,672

The Group expects that these lawsuits do not have significant impact on the financial position.

The Group has entered into various agreements with financial institutions as at December 31, 2021 and 2020, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2021	2020
Overdraft (including daily overdraft)	Kookmin Bank and others	530,000,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	700,000,000	700,000,000
Working capital loan (general)	KSFC	375,000,000	500,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	850,000,000	850,000,000
Securities underwriting financing	KSFC	1,500,000,000	1,500,000,000

The guarantees and various commitment as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Agreement to purchase commercial papers [1]	576,882,291	797,960,000
Loan agreements	30,000,000	29,440,000
Credit line agreements	817,405,672	580,109,381
LOC and Investment commitments	445,478,798	498,248,051

	1,869,766,761	1,905,757,432

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~101,660 million and ~~W~~237,940 million as at December 31, 2021 and 2020, respectively.

The Group has been provided with ~~W~~12,678 million and ~~W~~14,963 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2021 and 2020, respectively.

The securities in custody as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021	2020	Valuation method
Trustor securities	155,890,031,762	131,197,874,623	Fair value
Saver securities	232,748,017	83,990,031	Fair value
Beneficiary securities	32,356,219,560	31,126,726,711	Standard selling price

	188,478,999,339	162,408,591,365

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

The Group, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, sold ~~W~~326.5 billion of trusts and funds to the individuals and institutional investor. But the local borrower’s breach of the contract makes the fund inoperable and there is a possibility of loss of principal.

As of December 31, 2021, three lawsuits were filed to the Group as a defendant and there is a possibility that additional lawsuits may be filed in the future. The amount and the final result of this lawsuit is uncertain at this time.

The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Group as follows:

–	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

–	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

–

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

–	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Group is closely monitoring the impact of COVID-19 and the impact on expected credit losses is reflected on Note 10 Loans Measured at Amortised Cost, Note 19 Provisions and Note 20 Other financial liabilities.

41. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the KB Securities Co., Ltd. as at December 31, 2021 and 2020.

Significant balances, excluding loan and borrowing transactions, with related parties as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021		2020
	Receivables	Payables	Receivables	Payables
The Parent Company
KB Financial Group Inc.	84,740	106,320,356	—	86,571,112
Others
Kookmin Bank	65,935,574	56,100,555	47,262,861	27,333,878
KB Asset Management Co., Ltd.	1,747	32,815,772	963	32,746,601
KB Real Estate Trust Co., Ltd.	—	522	—	584
KB Investment Co., Ltd.	154,405	121	132,503	123
KB Credit Information Co., Ltd.	—	2,719	—	179
KB Data System Co., Ltd.	179,879	235,328	—	156,605
KB Life Insurance Co., Ltd.	790,282	380,519	729,487	308,663
KB Kookmin Card Co., Ltd.	142,366	7,390,861	72,083	6,001,449
KB Savings Bank Co., Ltd.	—	399	—	433
KB Capital Co., Ltd.	92,710	1,489,116	38,918	50,454,522
KB Insurance Co., Ltd	7,512,920	2,967,593	6,503,365	2,236,590
Prudential Life Insurance Co., Ltd.	378,566	717,402	5,974	412,907
KB Wisestar Private Real Estate Fund Investment Trust No. 1	7,811	59,551,609	3,000,596	61,882,516
Other funds	2,566,825	4,718,031	61,136,048	2,832,061

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Significant transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Associates
KB-Stonebridge Secondary Private Equity Fund	549,714	—	1,442,249	—
KB-SJ Tourism Venture Fund	278,571	—	337,500	—
KB-SP Private Equity Fund IV	388,931	—	479,967	—
KB Special Purpose Acquisition Company No.17	—	1,067,588	2,961	—
KB Special Purpose Acquisition Company No.18	5,886	—	66,423	—
KB Special Purpose Acquisition Company No.19	36,244	—	11,125	—
KB Special Purpose Acquisition Company No.20	67,917	—	1,778,305	—
KB Bio Private Equity Fund III Ltd.	323,836	—	—	—
KB Private Equity Fund III	—	—	462,951	—
K The fifteenth Real Estate Investment Trust [1]	500,000	—	—	—
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	42,637	—	114,835	—
KB-Brain KOSDAQ Scale-Up Fund	514,119	—	733,705	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	189,998	—	300,000	—
KBTS Technology Venture Private Equity Fund	285,290	—	126,027	—
KB-UTC Inno-Tech Venture Fund	471,466	—	370,970	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,198,196	—	237,293	—
KB SPROTT Renewable Private Equity Fund I	487,500	—	487,836	—
KB New Paradigm Agriculture Venture Fund	—	—	225,000	—
KB Shinjasanaubo Fund	—	—	90,000	—
JR GLOBAL REIT [1]	—	—	6,210,000	—
IGIS NO371 Professional Investors’ Real Estate Investment Company [1]	—	—	200,000	—
Koreit Tower Real Estate Investment Trust Company [1]	—	—	2,851,500	—
KB Material and Parts No. 1 PEF	352,500	—	62,774	—
The Parent Company
KB Financial Group Inc.	689,158	15,168	1,397,798	98
Others
Kookmin Bank	114,540,036	117,174,822	45,610,716	64,628,791
KB Asset Management Co., Ltd.	9,821	1,108,009	10,029	1,409,256
KB Real Estate Trust Co., Ltd.	760	5	778	10
KB Investment Co., Ltd.	616,501	1	497,016	2
KB Credit Information Co., Ltd.	218	2,482	246	662
KB Data System Co., Ltd.	823	1,348,880	1,013	1,079,974
KB Life Insurance Co., Ltd.	322,568	327,902	49,322	1,111,202
KB Kookmin Card Co., Ltd.	111,626	679,936	204,124	777,334
KB Savings Bank Co., Ltd.	227	4,610	7	7
KB Capital Co., Ltd.	344,413	478	752,271	2,359
KB Insurance Co., Ltd	889,407	5,459,994	241,525	2,389,441
Prudential Life Insurance Co., Ltd.	614,560	747,319	260,584	2,574

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2021		2020
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
KB Wisestar Private Real Estate Fund Investment Trust No. 1	10,297,783	—	364,208	1,907,319
Other Private Equity Funds	5,305,247	510,087	2,599,262	—
Retirement pension	598,028	—	529,780	—
The Group
Employees	321,649	—	408,651	—

[1]	These companies are excluded from related parties during the year ended December 31, 2021 or 2020. The transaction amounts are up to the date of the exclusion.

Significant loan and borrowing transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

	2021
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,067,088	—	—	(1,067,588)	999,500
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	3,052,888	—	—	5,886	3,058,774
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,054,617	—	—	36,244	2,090,861
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	3,067,305	—	—	67,917	3,135,222
Others
Kookmin Bank	Deposits	466,390,869	—	—	70,800,919	537,191,788
	Borrowings	97,651,298	756,358,434	(729,449,432)	—	124,560,300
The Group
Employees	Loans to employees	19,064,459	2,490,240	(6,614,323)	—	14,940,376

	2020
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,064,127	—	—	2,961	2,067,088
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	2,986,465	—	—	66,423	3,052,888
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,043,492	—	—	11,125	2,054,617

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	1,499,000	—	—	1,568,305	3,067,305
Others
Kookmin Bank	Deposits	423,387,563	—	—	43,003,306	466,390,869
	Borrowings	64,995,500	1,005,167,532	(972,511,734)	—	97,651,298
The Group
Employees	Loans to employees	23,130,910	1,415,150	(5,481,601)	—	19,064,459

Transactions between related parties, such as deposit transaction arising from operating activities are not included in the above table as deposit and withdraw occurred frequently.

Other transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In thousands of Korean won)	2021
	Contribution	Collection and others
Associates
KB New Paradigm Agriculture Venture Fund	—	2,275,000
KB KONEX Market Vitalization Fund	—	5,550,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400,000
KBTS Technology Venture Private Equity Fund	880,000	1,536,000
KB-SJ Tourism Venture Fund	500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,750,000	4,050,000
KB-Stonebridge Secondary Private Equity Fund	3,788,000	1,692,584
KB-UTC Inno-Tech Venture Fund	1,695,000	375,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	3,846,000	—
KB Shinjasanaubo Fund	880,000	264,000
JR GLOBAL REIT [1]	—	65,025,000
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	1,925,000
K The fifteenth Real Estate Investment Trust [1]	8,600,000	8,600,000
KB Private Equity Fund III [1]	—	8
KB Bio Private Equity Fund III Ltd.	10,000,000	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—
KB-KTB Technology Venture Fund	2,000,000	—
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—
KB Digital Platform Fund	4,500,000	—
KB-SOLIDUS Healthcare Investment Fund	100,000	—
Others
KB NA Compass Energy Private Special Asset Fund	1,513,600	2,056,553
Meritz Private Real Estate Fund 9-2	1,053	5,954
KB Global Core Bond Securities Master Fund(Bond)	—	15,000,000
KB Onkookmin TDF 2045 Fund	—	1,400,000
KB Global Platform Fund	5,400,000	—
KB Onkookmin Life Income RIF 20 Feeder Fund(FoFs)	—	2,500,000
KB Onkookmin Life Income RIF 40 Feeder Fund(FoFs)	—	2,500,000
KB BMO senior loan private special asset fund 2	4,477,004	—
KB Multi Alpha Plus Private Fund 1	10,000,000	—
KB KBSTAR 30-Years Treasurybond Enhanced ETF	6,311,671	5,806,617
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	33,017,696	752,186
KB New Deal Innovation Fund	2,000,000	—
Paramark KB Fund I	680,000	—

[1]	These companies are not related party as at December 31, 2021.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In thousands of Korean won)	2020
	Contribution	Collection and others
Associates
KB IGen Private Equity Fund No 1 [1]	—	53
KB KONEX Market Vitalization Fund	—	1,335,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200,000
KBTS Technology Venture Private Equity Fund	640,000	1,568,000
KB-SJ Tourism Venture Fund	1,500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,000,000	1,200,000
KB SPROTT Renewable Private Equity Fund I	842,523	—
KB-Stonebridge Secondary Private Equity Fund	2,598,000	—
KB-UTC Inno-Tech Venture Fund	5,655,000	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,850,000	—
JR GLOBAL REIT	219,492,955	3,638,615
IGIS NO371 Professional Investors’ Real Estate Investment Company [1]	10,000,000	10,000,000
Koreit Tower Real Estate Investment Trust Company [1]	30,000,000	30,000,000
Project Vanilla Co., Ltd.	2,450,000	—
December & Company Inc.	30,000,000	—
KB Material and Parts No. 1 PEF	3,400,000	—
KB Private Equity Fund III	—	7,999,992
Others
KB AU Infigen Energy Private Special Asset Fund [1]	—	23,331,552
KB BMO senior loan private special asset fund	19,352,404	—
KB NA Compass Energy Private Special Asset Fund	1,551,522	2,063,968
Meritz Private Real Estate Fund 9-2	2,336	—
KB Global Platform Fund	3,600,000	—
KB Wisestar Private Real Estate Fund Investment Trust No. 12 [1]	30,000,000	28,523,000

[1]	These companies are not related party as at December 31, 2020.

Details of assets pledged as collateral to related parties as at December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	Details of assets pledged	2021		2020
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	21,183,449	20,000,000	23,384,069	20,000,000
	Investment properties	481,945,657	11,967,467	484,439,157	12,000,000

As at December 31, 2021, the Group received securities amounting to ~~W~~54,000 million (2020 : ~~W~~52,000 million) as a collateral from Kookmin bank and the Group has ~~W~~140,000 million (2020 : ~~W~~140,000 million) of credit line such as loan agreement.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of unused loan commitments provided to the related parties as at December 31, 2021 and 2020, are as follows:

(In thousands of Korean won)	Details	Amounts
		2021	2020
KB Shinjasanaubo Fund	Purchase agreements of securities	—	880,000
KBTS Technology Venture Private Equity Fund	Purchase agreements of securities	176,000	1,056,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
KB-SJ Tourism Venture Fund	Purchase agreements of securities	—	500,000
KB-Brain KOSDAQ Scale-Up Fund	Purchase agreements of securities	—	3,750,000
KB SPROTT Renewable Private Equity Fund I	Purchase agreements of securities	3,817,225	3,817,225
KB-Stonebridge Secondary Private Equity Fund	Purchase agreements of securities	1,594,000	5,382,000
KB Global Platform Fund	Purchase agreements of securities	3,200,000	8,600,000
KB-UTC Inno-Tech Venture Fund	Purchase agreements of securities	—	1,695,000
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	8,304,000	12,150,000
KB BMO senior loan private special asset fund 2	Purchase agreements of securities	18,239	4,290,235
KB-KTB Inno-Tech Venture Fund	Purchase agreements of securities	8,000,000	—
Paramark KB Fund I	Purchase agreements of securities	9,320,000	—
KB New Deal Innovation Fund	Purchase agreements of securities	8,000,000	—
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	4,900,000	—
KB Digital Platform Fund	Purchase agreements of securities	45,500,000	—

The Group received credit card commitment amounting to ~~W~~21,000 million(~~W~~14,000 million as at December 31, 2020) from Kookmin Card Co., Ltd. as at December 31, 2021.

Debt instruments purchased or sold via the Group by the related party for the years ended December 31, 2021 and 2020, are as follows.

	2021
(in thousands of Korean won)	Sale	Purchase [1]
Kookmin Bank	9,642,170,271	9,005,606,675
KB Life Insurance Co., Ltd.	272,656,940	88,646,788
KB Insurance Co., Ltd	853,998,306	446,196,491
KB Kookmin Card Co., Ltd.	—	40,000,000
KB Capital Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Group are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	14,312,409,201	14,548,227,447
KB Life Insurance Co., Ltd.	388,194,034	145,858,941
KB Insurance Co., Ltd	1,850,829,401	984,767,090
KB Kookmin Card Co., Ltd.	—	220,000,000
KB Capital Co., Ltd.	—	180,000,000

[1]	Debt instruments issued by the related party and purchased by the Group are included.

The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2021 and 2020, are as follows.

(in thousands of Korean won)	2021	2020
Short-term salaries	9,493,422	11,637,951
Post-employment benefits	579,895	578,651
Share-based payment	16,001,106	6,658,506

	26,074,423	18,875,108

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

42. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2021 and 2020, are as follows.

(in thousands of Korean won)	2021	2020
Interest income	(826,686,736)	(822,598,490)
Interest expenses	268,260,224	309,414,130
Dividend income and distribution income	(47,721,978)	(42,282,883)
Tax expenses	217,752,228	159,284,707
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(269,490,685)	(435,592,997)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	418,287,034	450,719,275
Gains on valuation of financial assets (liabilities) designated at FVTPL	(602,482,365)	(631,983,229)
Losses on valuation of financial assets (liabilities) designated at FVTPL	170,830,700	339,572,870
Gains on valuation of derivative financial assets (liabilities)	(1,520,100,781)	(1,276,295,828)
Losses on valuation of derivative financial assets (liabilities)	1,675,607,385	1,409,369,289
Gains or losses on disposal of financial assets at FVOCI	10,811,918	(9,379,901)
Provision for allowances for loan losses	17,369,802	24,258,471
Depreciation	55,730,775	68,506,575
Amortization	22,397,762	18,142,536
Foreign currency translations	(58,221,499)	145,274,452
Others	50,343,825	45,046,085

	(417,312,391)	(248,544,938)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2021 and 2020, are as follows.

(in thousands of Korean won)	2021	2020
Deposits in financial institutions	(116,093,291)	(205,891,315)
Financial assets required to be mandatorily measured at FVTPL	(741,184,122)	(5,197,126,116)
Derivative financial instruments	(47,323,458)	(58,043,456)
Loans measured at amortised cost	(965,561,358)	(562,491,351)
Other assets	3,159,131,548	(4,465,952,377)
Deposit liabilities	690,719,218	3,361,720,558
Financial liabilities required to be mandatorily measured at FVTPL	978,686,697	(794,598,016)
Financial liabilities designated at FVTPL	(185,467,288)	(2,662,546,777)
Defined benefit obligation	(16,828,530)	(18,359,951)
Securities sold under repurchase agreements	(1,240,816,274)	1,741,806,861
Other liabilities	(3,249,573,025)	4,283,217,537

	(1,734,309,883)	(4,578,264,403)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2021 and 2020, are as follows.

	2021
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	14,996,548,684	1,821,496,969	27,209,689	148,849,442	195,601,085	17,189,705,869
Cash Transactions	643,655,553	599,948,542	(816,464)	(32,260,777)	23,956,770	1,234,483,624
Exchanges in foreign currency	48,656,448	4,886,332	11,969	(211,878)	—	53,342,871
Changes in consolidation scope	(436,441,656)	—	—	—	—	(436,441,656)
Non-cash transactions	—	(2,678,188)	113,070	11,616,026	9,160,058	18,210,966

Ending balance(net)	15,252,419,029	2,423,653,655	26,518,264	127,992,813	228,717,913	18,059,301,674

	2020
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	11,879,742,313	1,520,884,672	25,846,267	154,115,954	201,598,942	13,782,188,148
Cash Transactions	3,304,511,140	300,000,000	1,120,018	(25,090,408)	8,321,432	3,588,862,182
Exchanges in foreign currency	(15,052,711)	—	(11,930)	—	—	(15,064,641)
Changes in consolidation scope	(170,566,316)	—	—	—	—	(170,566,316)
Non-cash transactions	(2,085,742)	612,297	255,334	19,823,896	(14,319,289)	4,286,496

Ending balance(net)	14,996,548,684	1,821,496,969	27,209,689	148,849,442	195,601,085	17,189,705,869

43. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in consolidated statements of cash flows for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Increase due to gains on valuation of financial assets at FVOCI	13,976,607	46,043,297
Replacement of equity method securities and assets held for sale	169,424,284	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

44. Interests in Unconsolidated Structured Entities

Information about interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Nature	Purpose	Activities	Method of financing
Asset-backed securitization	- Early cash generation through transfer of securitization assets - Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	- Fulfillment of Asset-backed securitization plan - Purchase and transfer of securitization assets - Issuance and repayment of ABS and ABCP	- Issuance of ABS and ABCP based on securitization assets
Project financing	- Granting PF loans to SOC and real estate - Granting loans to ships/ aircrafts SPC	- Construction of SOC and real estate - Building ships/ construction and purchase of aircrafts	- Loan commitments through Credit Line, providing lines of credit and investment agreements
Trust	Management of financial trusts; - Development trust - General unspecified money trust - Principal guaranteed trust	- Development, management, and disposal of trusted real estate assets - Payment of trust fees and allocation of trust profits.	- Sales of financial trusts
Investment funds	- Investment in beneficiary certificates - Investment in PEF and partnerships	- Management of fund assets - Payment of fund fees and allocation of fund profits	- Sales of beneficiary certificate instruments - Investment of managing partners and limited partners

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

Details of the size of the interest in unconsolidated structured entities and the nature of risks related are as follows:

	2021
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	28,911,108,294	19,947,388,460	4,289,171,415	53,147,668,169
Assets recognized in the financial statements of the Group
Loans	398,657,425	—	463,524,918	862,182,343
Securities	3,613,761,414	1,482,094,992	4,995,000	5,100,851,406
Investments in associates	—	106,350,816	—	106,350,816
Derivatives financial assets	180,842	—	—	180,842
Other assets	11,226,387	—	107,631	11,334,018

	4,023,826,068	1,588,445,808	468,627,549	6,080,899,425

Liabilities recognized in the financial statements of the Group
Other liabilities	29,646,421	—	5,166,083	34,812,504

	29,646,421	—	5,166,083	34,812,504

Maximum exposure to loss
Holding assets	4,023,826,069	1,588,445,808	468,627,549	6,080,899,426
Payment guarantee and loan commitments	631,893,710	394,378,798	92,100,000	1,118,372,508

	4,655,719,779	1,982,824,606	560,727,549	7,199,271,934

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

	2020
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	20,154,310,007	18,772,547,034	2,749,664,202	41,676,521,243
Assets recognized in the financial statements of the Group
Loans	250,259,224	—	243,140,313	493,399,537
Securities	2,277,934,281	1,588,185,174	5,119,000	3,871,238,455
Investments in associates	—	69,677,945	—	69,677,945
Derivatives financial assets	1,426,347	—	—	1,426,347
Other assets	13,859,498	2,208,000	88,434	16,155,932

	2,543,479,350	1,660,071,119	248,347,747	4,451,898,216

Liabilities recognized in the financial statements of the Group
Other liabilities	11,768,841	—	965,705	12,734,546

	11,768,841	—	965,705	12,734,546

Maximum exposure to loss
Holding assets	2,543,479,349	1,660,071,119	248,347,747	4,451,898,215
Payment guarantee and loan commitments	844,140,000	297,748,051	87,600,000	1,229,488,051

	3,387,619,349	1,957,819,170	335,947,747	5,681,386,266

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

45. Disposal group classified as held for sale

The Parent Company has decided to sell all shares in 498 Seventh KOR Holdco LP owned by Hanwha US Equity Strategy Private Real Estate Fund 3, a consolidated subsidiary, and 498 Seventh KOR LLC. owned by 498 Seventh KOR Holdco LP. which is consolidated subsidiary.

Accordingly, as at December 31, 2021, the Group classified the assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as the disposal group classified as held for sale, and the accumulated gains and losses from overseas operations were classified as other comprehensive income for the disposal group classified as held for sale. As at the reporting date, the Group has entered into a share transfer agreement with JR No.28 Consignment Management Real Estate Investment Company and is in the process of selling accordingly.

As of December 31, 2021, the main contents of the assets classified as the disposal group classified as held for sale are as follows, and there is no liability directly related to the disposal group classified as held for sale.

(in thousands of Korean won)	498 Seventh KOR Holdco LP.	498 Seventh KOR LLC.	Total
Disposal Group classified as held for sale
Cash and deposits	556,046	512,346	1,068,392
Investments in associates	—	169,424,284	169,424,284
Other assets	—	1,256,639	1,256,639

	556,046	171,193,269	171,749,315

As at December 31, 2021, there is no recognized impairment losses related to disposal groups classified as held for sale.

Other comprehensive income directly recognized relating to the disposal group classified as held for sale as at December 31, 2021, is as follows:

(in thousands of Korean won)	2021
Accumulated exchange gains on foreign business transactions	7,670,746

Exhibit 99.2

KB SECURITIES CO., LTD.

Separate Financial Statements

December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

KB Securities Co., Ltd.:

Opinion

We have audited the separate financial statements of KB Securities Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2021 and 2020, the separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2021 and 2020, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

As a matter that does not affect our audit opinion, we draw attention to the following matter.

As described in note 40 to the separate financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

2

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2022

This report is effective as of March 7, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

3

KB SECURITIES Co., Ltd.

Separate Statements of Financial Position

December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Assets
Cash and deposits	5,35,36,37	3,345,119,599,713	3,545,084,661,134
Financial assets at fair value through profit or loss	6,35,36,37	33,833,764,375,768	33,177,803,060,180
Derivative financial assets	7,35,36,37,38	811,015,165,800	927,311,465,513
Financial assets at fair value through other comprehensive income	8,35,36,37	3,838,298,230,251	3,903,781,444,532
Investments in subsidiaries	9	1,031,745,305,199	687,086,237,981
Investments in associates	9	129,322,034,556	313,229,623,000
Financial assets measured at amortised cost	10,35,36,37,39	5,430,443,815,883	5,000,229,374,340
Property and equipment	11,39	205,420,354,106	220,311,308,814
Investment properties	12	17,754,977,445	18,932,372,093
Intangible assets	13	170,893,377,135	156,075,930,861
Other financial assets	14,35,36,38	3,724,896,077,146	6,837,524,263,018
Other assets	15	31,365,019,508	23,252,144,960

Total assets		52,570,038,332,510	54,810,621,886,426

Liabilities
Deposit liabilities	16,35,36,37	8,400,368,429,840	7,688,906,486,184
Financial liabilities at fair value through profit or loss	6,35,36,37,38	11,986,846,570,347	11,681,634,705,078
Derivative financial liabilities	7,35,36,37,38	836,699,401,537	850,189,391,138
Borrowings	17,35,36,37,38	21,994,629,818,393	22,507,306,458,038
Net defined benefit liabilities	18	55,619,888,673	53,636,423,458
Deferred tax liabilities	34	28,586,947,555	14,376,485,861
Provisions	19	106,098,065,531	82,870,710,240
Other financial liabilities	20,35,36,37,38,39	3,310,748,094,176	6,530,371,315,959
Other liabilities	21	402,286,997,863	372,865,170,473

Total liabilities		47,121,884,213,915	49,782,157,146,429

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Other paid-in capital	23	1,479,110,085,557	1,479,110,085,557
Retained earnings	24	2,270,994,816,373	1,873,327,831,871
Other components of equity	25	204,947,096,665	182,924,702,569

Total equity		5,448,154,118,595	5,028,464,739,997

Total liabilities and equity		52,570,038,332,510	54,810,621,886,426

The above separate statements of financial position should be read in conjunction with the accompanying notes

4

KB SECURITIES Co., Ltd.

Separate Statements of Profit or Loss

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Operating income
Fee and commission income	26	1,167,083,027,784	1,005,891,084,044
Gain on valuation and disposal of financial instruments	27	5,524,737,738,056	7,031,773,693,127
Interest income	28	737,552,790,032	728,642,092,656
Interest income from financial instruments at FVTPL		400,472,062,945	429,256,784,948
Interest income in applying of effective interest rate		337,080,727,087	299,385,307,708
Gain on valuation and disposal of financial assets measured at amortised costs	29	3,142,534,692	25,337,360,084
Gain on foreign currency transactions	30	777,874,300,249	955,596,304,920
Other operating income	31	150,533,956,215	124,163,080,594

		8,360,924,347,028	9,871,403,615,425

Operating expenses
Fee and commission expense	26	171,249,369,130	107,488,062,137
Loss on valuation and disposal of financial instruments	27	5,550,779,222,945	7,036,421,876,565
Interest expense	28	212,429,224,934	239,099,808,344
Loss on valuation and disposal of financial assets measured at amortised cost	29	7,008,606,947	20,868,762,364
Loss on foreign currency transactions	30	745,735,017,357	1,075,918,858,253
Selling and administrative expenses	32	821,513,424,479	776,903,849,502
Other operating expenses	31	45,721,673,439	26,369,565,374

		7,554,436,539,231	9,283,070,782,539

Operating profit		806,487,807,797	588,332,832,886
Non-operating income	33	58,834,512,565	69,624,088,017
Non-operating expenses	33	53,117,324,403	145,512,430,027

Profit before income tax		812,204,995,959	512,444,490,876
Income tax expense	34	214,559,285,270	138,176,141,273

Profit for the year		597,645,710,689	374,268,349,603

The above separate statements of profit or loss should be read in conjunction with the accompanying notes

5

KB SECURITIES Co., Ltd.

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Profit for the year		597,645,710,689	374,268,349,603

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,25	27,779,973,437	30,958,040,138
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,25	13,714,607,803	8,832,146,927
Remeasurements of the net defined benefit liabilities	18,25	(2,237,583,109)	(4,785,482,165)
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,25	(17,213,330,222)	2,690,383,182

Other comprehensive income for the year, net of tax		22,043,667,909	37,695,088,082

Total comprehensive income for the year		619,689,378,598	411,963,437,685

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes

6

KB SECURITIES Co., Ltd.

Separate Statements of Changes in Equity.

Years Ended December 31, 2021 and 2020

		Other paid in capital
	Share Capital	Share Premium	Other Equity	Retained Earnings	Other Components of Equity	Total Equity
Balance at January 1, 2020	1,493,102,120,000	1,142,353,750,001	336,756,335,556	1,578,878,464,871	145,410,631,884	4,696,501,302,312
Dividends	—	—	—	(80,000,000,000)	—	(80,000,000,000)
Revaluation of property and equipment	—	—	—	181,017,397	(181,017,397)	—
Total comprehensive income
Profit for the year	—	—	—	374,268,349,603	—	374,268,349,603
Other comprehensive income	—	—	—	—	37,695,088,082	37,695,088,082

Balance at December 31, 2020	1,493,102,120,000	1,142,353,750,001	336,756,335,556	1,873,327,831,871	182,924,702,569	5,028,464,739,997

Balance at January 1, 2021	1,493,102,120,000	1,142,353,750,001	336,756,335,556	1,873,327,831,871	182,924,702,569	5,028,464,739,997
Dividends	—	—	—	(200,000,000,000)	—	(200,000,000,000)
Revaluation of property and equipment	—	—	—	21,273,813	(21,273,813)	—
Total comprehensive income
Profit for the year	—	—	—	597,645,710,689	—	597,645,710,689
Other comprehensive income	—	—	—	—	22,043,667,909	22,043,667,909

Balance at December 31, 2021	1,493,102,120,000	1,142,353,750,001	336,756,335,556	2,270,994,816,373	204,947,096,665	5,448,154,118,595

The above separate statements of changes in equity should be read in conjunction with the accompanying notes

7

KB SECURITIES Co., Ltd.

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in Korean won)	Notes	2021	2020
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		597,645,710,689	374,268,349,603
Adjustment for non-cash items	42	(403,257,010,550)	(184,104,407,971)
Changes in operating assets and liabilities	42	(1,030,962,895,682)	(4,150,067,411,850)

		(836,574,195,543)	(3,959,903,470,218)
Interest received		772,606,668,847	773,095,128,571
Interest paid		(207,095,952,914)	(233,641,031,034)
Dividends received		43,971,420,825	39,348,969,236
Income taxes paid		(211,038,080,224)	(117,966,960,303)

Net cash used in operating activities		(438,130,139,009)	(3,499,067,363,748)

Cash flows from investing activities
Decrease in long-term deposit held by bank		446,123,655,200	1,616,312,000,000
Acquisition of financial assets at fair value through other comprehensive income		(4,678,242,030,749)	(7,177,559,967,771)
Disposal of financial assets at fair value through other comprehensive income		4,731,871,208,238	5,913,177,631,905
Acquisition of investments of subsidiaries and associates	9	(478,351,517,738)	(425,225,768,833)
Disposal of investment of subsidiaries and associates	9	167,726,385,796	313,811,518,516
Acquisition of property and equipment	11	(22,944,798,945)	(24,300,209,904)
Disposal of property and equipment	11	683,373,612	4,023,409,090
Acquisition of intangible assets	13	(36,580,886,688)	(26,588,064,786)
Disposal of intangible assets	13	2,086,788,000	6,024,675,739
Disposal of investment properties	12	1,158,894,888	14,016,500,000
Others		(26,298,576,016)	(458,672,754)

Net cash provided by investing activities		107,232,495,598	213,233,051,202

Cash flows from financing activities
Increase in borrowings	42	720,139,535,921	3,501,960,424,540
Decrease in guarantee deposit liabilities	42	(3,575,925,704)	(3,172,059,776)
Dividends paid	24	(200,000,000,000)	(80,000,000,000)
Redemption of principal elements of lease payments		(31,849,047,481)	(23,241,770,968)

Net cash provided by financing activities		484,714,562,736	3,395,546,593,796

Effect of exchange rate changes on cash and cash equivalents		1,379,611,661	(491,340,927)

Net increase in cash and cash equivalents		155,196,530,986	109,220,940,323
Cash and cash equivalents at the beginning of the year	5	258,951,267,339	149,730,327,016

Cash and cash equivalents at the end of the year	5	414,147,798,325	258,951,267,339

The above separate statements of cash flows should be read in conjunction with the accompanying notes

8

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

1. The Company

KB Securities Co., Ltd. (the “Company” or “KB Securities”, formerly, Hyundai Securities Co., Ltd.) was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Company amounts to ~~W~~1,493,102 million as at December 31, 2021.

The Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Company.

Meanwhile, the Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2021, the Company has 108 branch offices in Korea and one overseas branch office.

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements have been prepared on the historical cost basis except for the following items:

–	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

–	Assets held for sale measured at fair value less costs to sell, and

–	Defined benefit plans

–	Plan assets measured at fair value

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Company

The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

-	Amendments to Korean IFRS No. 1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying this standard if the change were not a lease modification. These amendments do not have a significant impact on the separate financial statements.

-

Amendments to Korean IFRS No. 1109 Financial Instruments, Korean IFRS No. 1039 Financial Instruments: Recognition and Measurement, Korean IFRS No. 1107 Financial Instruments: Disclosure, Korean IFRS No. 1104 Insurance Contracts and Korean IFRS No. 1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the separate financial statements.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company.

-	Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No. 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

10

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

-	Amendments to Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No. 1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

-	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the separate financial statements.

11

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.3 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.4 Investments in Associates and Subsidiaries

The Company has prepared the separate financial statements in accordance with Korean IFRS No.1027, Separate Financial Statements. Investments in associates and subsidiaries are recognized at cost. The Company recognizes dividend income from subsidiaries or associates in profit or loss when its right to receive dividend is established.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Company classifies financial assets as follows.

-	Those to be measured at fair value (through profit or loss or other comprehensive income)

-	Those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Company assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Company uses the following three measurement techniques in accordance with Korean IFRS:

-	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

-	Simplified approach: for receivables, contract assets and lease receivables

-	Credit-impaired approach: for purchased or originated credit-impaired financial assets

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Company determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following items is deemed significant increase in credit risk.

-	More than 30 days past due;

-	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

-	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Company generally deems one or more of the following items credit-impaired:

-	90 days or more past due;

-	Legal proceedings related to collection;

-	Refinancing;

-	Corporate borrowers that are rated C or D;

-	Debt restructuring.

2.5.3.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

-	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

-	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Company classified the financial liability as “borrowings” in the statement of financial position

The Company writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Company considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities contain of embedded derivatives issued by the Company.

The changes in fair value of financial liabilities at FVTPL due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Company enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in market is periodically reviewed and approved its accuracy.

17

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.7.1 Day 1 gain & loss

Accordance with Korean IFRS, if there is no available price from active market and if the Company uses a valuation technique that uses data using unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives are varied as the character of hedging items and the purpose of hedging. The Company holds derivative contracts for the purpose of hedging the risk and the Company designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 36.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to the one of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

18

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount net of deferred tax is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

19

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Company should assess whether a contract is, or contains a lease at the date of the contract entered into and the initial application date under Korean IFRS No.1116. But the Company may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Company has gone through all the contract to assess whether the contract is, or contains, a lease at the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use assets (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

20

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Company (seller-lessee) is required to applying the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Company have extension option and termination option. These conditions are generally used for the maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Company, not lessor. The Company re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination . As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

21

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.15 Revenue Recognition

The Company recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Company is under share-based payment arrangements that grant shares to the executives of the Company. When the arrangements are exercised, the Company provides share or cash equal to the monetary value of the share.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

22

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and are recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference, will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

23

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Company, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including board of directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Company recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Company recognizes as other financial assets and other financial liabilities. The Company offsets the receivable and payable that arise between Korea Exchange and the Company within the same day, and that arise between a customer and the Company within the same day and through the same account.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Company applies the book-value method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2021 separate financial statements of the Company was approved by the Board of Directors on February 7, 2022, which is subject to change with approval at the annual shareholders’ meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

24

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Company recorded, based on its best estimate, current taxes and deferred taxes that the Company will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Company is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the tax law. As the Company’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Company determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

25

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Company decides operating segment based on the information, which is to be reported to the chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Company’s operating segments consist of brokerage and wealth management, investment banking, trading and other business part.

In accordance with Korean IFRS No.1108, reporting segments of the Company by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors
Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition
Trading	Trading of securities and derivatives, and proprietary trading
Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)
	2021
	Operating income	Operating expense	Operating profit (loss)	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	1,832,603,380	1,484,199,891	348,403,489	(4,106,356)	—	344,297,133
Investment banking	602,707,271	349,138,340	253,568,931	36,865,936	—	290,434,867
Trading	5,761,831,766	5,667,551,744	94,280,022	(6,190,171)	—	88,089,851
Others [1]	163,781,930	53,546,564	110,235,366	(20,852,221)	214,559,285	(125,176,140)

	8,360,924,347	7,554,436,539	806,487,808	5,717,189	214,559,285	597,645,711

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

(in thousands of Korean won)
	2020
	Operating income	Operating expense	Operating profit (loss)	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	1,953,706,559	1,648,534,865	305,171,694	(33,386,543)	—	271,785,151
Investment banking	485,956,275	302,239,410	183,716,865	15,415,043	—	199,131,908
Trading	7,246,771,334	7,243,690,041	3,081,293	1,975,235	—	5,056,528
Others [1]	184,969,447	88,606,467	96,362,980	(59,892,077)	138,176,141	(101,705,238)

	9,871,403,615	9,283,070,783	588,332,832	(75,888,342)	138,176,141	374,268,349

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

26

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Total assets	Total liabilities

Brokerage and wealth management	6,889,059,433	8,300,664,510
Investment banking	2,772,519,734	119,618,507
Trading	28,394,521,203	20,226,698,063
Others	14,513,937,963	18,474,903,134

	52,570,038,333	47,121,884,214

(in thousands of Korean won)	2020
	Total assets	Total liabilities

Brokerage and wealth management	6,742,807,975	7,255,062,020
Investment banking	2,419,223,330	91,865,803
Trading	31,173,002,697	22,605,867,322
Others	14,475,587,884	19,829,362,001

	54,810,621,886	49,782,157,146

4.4 Information on principal customers

No single customer contributed 10% or more to the Company’s revenue for the years ended December 31, 2021 and 2020.

27

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

5. Cash and Deposits

The details of cash and deposits as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Cash and cash equivalents
Cash on hand	105	18
Demand deposits	80,331,797	67,795,866
Checking deposit	2,000,976	3,055,338
Foreign currency deposits	325,866,088	60,047,240
MMDA	4,393,381	58,052,805
Accommodation notes	1,555,452	70,000,000

	414,147,799	258,951,267

Deposits
Deposits for securities subscription	—	18,677,943
Reserve for claims of customers’ deposits	351,745,802	177,071,379
Guarantee deposits for securities lending and borrowing	95,528,832	129,910,583
Deposits for exchange-traded derivatives	779,299,475	885,077,618
Guarantee deposits for KSFC trading	2,114,517	—
Long-term deposits	1,073,550,000	1,518,753,655
Restricted due from financial institutes	39,000	39,000
Others	629,326,773	557,342,761
Allowances for credit losses of deposits	(632,598)	(739,545)

	2,930,971,801	3,286,133,394

	3,345,119,600	3,545,084,661

Restricted deposits as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Deposits for securities subscription [1]	—	18,677,943
Reserve for claims of customers’ deposits [2]	351,745,802	177,071,379
Guarantee deposits for securities lending and borrowing [3]	95,528,832	129,910,583
Deposits for exchange-traded derivatives [4]	779,299,475	885,077,618
Guarantee deposits for KSFC trading [5]	2,114,517	—
Long-term deposits [6]	769,000,000	772,753,656
Restricted due from financial institutes [7]	39,000	39,000
Others [8]	629,326,773	557,342,761

	2,627,054,399	2,540,872,940

[1]

Subscription deposits are subscription margin of investors and the Company that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Company pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

28

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Changes in allowances for credit losses of deposits for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	12-month expected credit losses	Lifetime expected credit losses
		Non- Impaired	Impaired
Beginning	739,545	—	—
Reversal of provision	(106,947)	—	—

	632,598	—	—

(in thousands of Korean won)	2020
	12-month expected credit losses	Lifetime expected credit losses
		Non- Impaired	Impaired
Beginning	654,194	—	—
Provision	85,351	—	—

	739,545	—	—

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL

	2021	2020	2021	2020
Financial assets required to be mandatorily measured at FVTPL	33,833,764,376	33,177,803,060	2,825,922,918	1,884,675,400
Financial assets designated at FVTPL	—	—	9,160,923,652	9,796,959,305

	33,833,764,376	33,177,803,060	11,986,846,570	11,681,634,705

29

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Deposits
Reserve for claims of customers’ deposits (trust) [1]	5,704,580,963	4,695,211,146
Equity instruments
Stocks	486,724,148	631,450,022
Debt instruments
Government and local government bonds	5,292,775,017	6,019,601,902
Special bonds	2,498,873,337	3,945,432,344
Corporate bonds	8,318,369,010	7,296,659,553
Corporate commercial papers	4,170,294,875	2,773,309,326
Asset-backed short-term bonds	1,490,591,859	995,938,332
Hybrid bond with security-like features	110,295,800	52,192,636
Investment in partnerships	334,361,963	169,159,281
Collective investment securities	2,732,256,417	3,118,517,971
Hybrid stock with bond-like features	107,562,502	54,698,881
Loans
Privately placed bonds	173,459,362	237,038,346
Derivative linked securities
Equity-linked securities	41,493,507	62,122,313
Other derivative linked securities	139,326,096	310,165,730
Other OTC derivative combined contract	114,887,470	422,455,749
Securities in foreign currency
Stocks in foreign currency	1,552,014	32,499
Bonds in foreign currency	1,245,665,576	1,503,689,166
Investments in partnerships in foreign currency	25,840,354	83,245,819
Collective investment securities in foreign currency	242,647,445	243,598,014
Collective fund for default loss	73,273,475	78,755,999
Hybrid bonds	528,403,259	394,160,283
Exchange traded notes	529,927	—
Other held for trading securities	—	90,367,748

	33,833,764,376	33,177,803,060

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to ~~W~~98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Equity Securities
Stocks	509,897,766	602,009,122
Collective investment securities	3,056,061	2,961,692
Debt Securities
Government and local government bonds	2,282,891,241	1,279,704,586
Special bonds	30,077,850	—

	2,825,922,918	1,884,675,400

30

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Assets Pledged as Collateral

The details of financial assets pledged as collateral as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Description	2021	2020	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	9,294,924,447	6,956,737,812	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	955,030,966	741,196,389	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	1,653,330	1,736,116	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	8,422,134,434	10,499,296,878	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,523,592,569	1,322,997,543	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	—	59,098,805	Hana Financial Investment Co., Ltd., etc
	Guarantee deposits for reverse repurchase agreements	1,990,336,464	2,117,185,736	Customer, Institution

		22,187,672,210	21,698,249,279

(*)	As at December 31, 2021 and 2020, the accrued interests related to debt securities provided as collateral of ~~W~~279,423 million and ~~W~~263,403 million, respectively, are excluded.

The Company provides ~~W~~6,165,555 million and ~~W~~4,680,816 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2021 and 2020, respectively.

As at December 31, 2021 and 2020, the fair values of collaterals sold or repledged as collaterals regardless of default are as follows:

(in thousands of Korean won)	Securities
	2021	2020
Fair value of collateral held	488,172,002	762,396,545
Fair value of collaterals sold or re-provided as collateral	—	—

	488,172,002	762,396,545

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Financial liabilities designated at FVTPL
	2021	2020
Derivative linked securities
Equity-linked securities	6,252,543,366	7,210,237,105
Other derivative linked securities	1,972,278,390	1,979,326,585
Other OTC derivative combined contract	899,164,069	606,355,771
Exchange traded notes	36,937,827	1,039,844

	9,160,923,652	9,796,959,305

31

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2021 and 2020, are as follows :

(in thousands of Korean won)	2021	2020
Contractual value to be paid at maturity	8,957,601,834	9,583,186,260
Carrying amount	9,160,923,652	9,796,959,305

Differences	(203,321,818)	(213,773,045)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2021 and 2020, are as follows :

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2021	2020
Beginning of the year	15,846,655	28,028,927
Change of fair value	(18,916,700)	(12,182,272)

End of the year	(3,070,045)	15,846,655

[1]	The Company assessed OCI based on the probability of default corresponding to the Company’s credit rating and loss given default. The amount is before tax.

32

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

7. Derivatives and Hedge Accounting

Derivatives owned by the Company as at December 31, 2021 and 2020, are as follows:

	2021
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	1,903,458	—	2,430,952	4,563,014,694
Equity:
Futures	—	14,338,186	—	6,147,764	1,585,281,541
Purchase options	—	51,905,242	—	—	1,412,231,541
Written options	—	—	—	188,099,589	2,423,244,090
Currency:
Futures	—	339,853	—	493,846	309,698,291
Goods:
Futures	—	42,891	—	81,769	6,370,216

	—	68,529,630	—	197,253,920	10,299,840,372

OTC derivatives
Interest rate:
Forwards	—	125,452,803	—	136,232,672	3,684,000,000
Swaps	—	54,554,193	—	77,612,686	135,992,175,725
Options	—	5,121,493	—	4,809,190	1,010,000,000
Currency:
Forwards	—	140,701,852	6,068,500	96,914,441	13,270,136,916
Swaps	—	8,270,011	—	7,273,776	368,698,598
Options	—	2,400,866	—	—	165,970,000
Equity:
Swaps	—	322,864,833	—	132,618,848	5,119,813,277
Purchase options	—	43,280,731	—	—	1,748,428,964
Written options	—	—	—	53,270,931	2,024,447,957
Credit:
Swaps	—	18,979,327	—	7,408,651	2,588,958,733
Others:
Swaps	—	20,859,427	—	117,235,787	1,601,240,180

	—	742,485,536	6,068,500	633,376,982	167,573,870,350

	—	811,015,166	6,068,500	830,630,902	177,873,710,722

	2020
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	43,180	—	1,729,172	3,085,079,165
Equity:
Futures	—	20,061,358	—	1,753,266	1,016,121,962
Purchase options	—	54,275,300	—	—	1,262,500,390
Written options	—	—	—	192,851,867	2,380,430,922
Currency:

33

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Futures	—	157,658	—	424,493	325,952,114
Goods:
Futures	—	151,488	—	81,382	11,609,428

	—	74,688,984	—	196,840,180	8,081,693,981

OTC derivatives
Interest rate:
Forwards	—	49,212,755	—	110,263,267	1,834,000,000
Swaps	—	139,689,297	—	101,353,277	121,256,702,400
Options	—	3,106,553	—	5,932,214	1,120,000,000
Currency:
Forwards	—	91,968,578	816,000	63,733,991	5,220,304,896
Swaps	—	7,747,128	—	10,918,058	309,119,523
Equity:
Swaps	—	423,014,423	—	123,242,355	5,370,303,155
Purchase options	—	81,438,447	—	—	1,389,645,515
Written options	—	—	—	82,429,795	1,441,274,230
Credit:
Swaps	—	19,395,007	—	9,700,485	3,015,782,400
Goods:
Swaps	—	267,562	—	991,466	13,923,100
Others:
Swaps	—	36,782,732	—	143,968,303	1,402,010,347

	—	852,622,482	816,000	652,533,211	142,373,065,566

	—	927,311,466	816,000	849,373,391	150,454,759,547

The Company entered into the derivative contracts and applied fair value hedge accounting for hedging foreign exchange risk of the investment in subsidiaries and others.

Gain or loss on fair value hedge for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain(loss) on the hedging instrument	(6,366,340)	3,524,000
Gain(loss) on the hedged item attributable to the hedged risk	6,366,340	(3,524,000)

	—	—

The average price condition for the nominal future cash flow related to hedge of net investments in foreign operations as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	The nominal amount of the hedging instrument	Average price condition (KRW/USD, Korean won)
1 year	62,831,500	1,071.00
2 year	—	—
3 year	—	—
Over 3 year	100,767,500	1,172.73

	163,599,000	1,133.66

34

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	The nominal amount of the hedging instrument	Average price condition (KRW/USD, Korean won)
1 year	52,224,000	1,071.00

	52,224,000	1,071.00

The contents of fair value hedge as of December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	286,441,109	7,182,340	6,366,340

	2020
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	61,755,900	816,000	(3,524,000)

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Equity instruments
Stocks [1]	365,576,095	307,370,199
Investment in partnerships	1,200,000	1,200,000
Other	78,876,642	70,356,906
Debt instruments
Government and local government bonds	20,989,065	105,141,465
Special bonds	549,741,426	735,513,757
Corporate bonds	2,698,701,899	2,508,024,161
Debt instruments in foreign currency	123,213,103	176,174,957

	3,838,298,230	3,903,781,445

[1]	Equity investment on Korea Stock Exchange and other relative institutions.

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the year ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	278,961,566	39,799,222	—	318,760,788
Government and local government bonds	(44,428)	1,768	44,428	1,768
Special bonds	107,785	(3,839,248)	(120,870)	(3,852,333)
Corporate bonds	3,046,331	(16,055,846)	(1,247,051)	(14,256,566)
Securities in foreign currency	1,609,775	(1,083,912)	(1,441,794)	(915,931)
Securities in won currency	356,906	(1,482,017)	—	(1,125,111)

	284,037,935	17,339,967	(2,765,287)	298,612,615

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~598 million is excluded.

35

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	236,617,727	42,343,839	—	278,961,566
Government and local government bonds	(63,198)	(44,428)	63,198	(44,428)
Special bonds	(74,744)	107,785	74,744	107,785
Corporate bonds	629,978	2,342,739	73,614	3,046,331
Securities in foreign currency	516,553	1,319,203	(225,981)	1,609,775
Securities in won currency	—	356,906	—	356,906

	237,626,316	46,426,044	(14,425)	284,037,935

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~368 million is excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2021.

The dividend income from equity investments at FVOCI for the years ended December 31, 2021 and 2020, are as follows;

(in thousands of Korean won)	2021		2020
	Derecognised	Held at the reporting period	Derecognised	Held at the reporting period
Equity investments at FVOCI
Non marketable securities	—	7,411,793	—	5,169,035
Other equity investments	—	2,668,697	—	2,023,154

The Company recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~1,479 million and ~~W~~881 million, as at December 31, 2021 and 2020, respectively.

36

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

9. Investments in Subsidiaries and Associates

Investments in subsidiaries and associates as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	17,374,703	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	226,462,101	219,432,709	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	194,696,641	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	14,663,774	11,146,330	IT(Fintech)
KB digital innovation & growth new technology business investment fund [1]	Korea	20.00	December	9,106,621	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	33,499,341	15,000,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	17,267,434	1,074,621	Funds
Heungkuk Global Highclass Private Real Estate Trust 23	Korea	100.00	December	2,334,312	1,903,215	Funds
DGB Qualified Investor Private Real Estate Investment Trust No.8	Korea	98.77	December	7,092,945	6,967,178	Funds
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	67,508,018	66,076,000	Funds
Pacific US Blackrock Private Placement Real Estate Fund No.15	Korea	99.50	December	17,710,890	18,697,397	Funds
KTB Aircraft Private Investment Trust No.21-1	Korea	99.61	December	27,791,975	27,752,839	Funds
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Korea	54.84	December	171,044,364	93,059,747	Funds
Mangrove Feeder Fund	Cayman Islands	92.88	December	77,506,120	67,008,400	Funds
GH Real Estate I LP	Guernsey	81.00	December	25,965,320	21,031,909	Investment
JB Dry Street Private Fund1	Korea	100.00	December	801,028	1,060,697	Funds
JB Australia108 Private Fund1	Korea	100.00	December	565,966	759,207	Funds
JB Forge Private Fund1	Korea	100.00	December	397,635	543,244	Funds
JB Hall Street Private Fund1	Korea	100.00	December	749,327	1,016,152	Funds
JB Margaret Street Private Fund1	Korea	100.00	December	212,296	288,186	Funds
LB UK Private Real Estate Investment Trust No.18	Korea	96.78	December	32,429,491	34,500,000	Funds
Alpha Spain Real Estate Private Investment Trust 1	Korea	99.85	December	69,615,347	67,622,466	Funds
Hanwha US Equity Strategy Private Real Estate Fund 3 [2]	Korea	99.95	December	169,094,784	183,669,714	Funds
Ms Sejong 4th Co., Ltd. [1]	Korea	—	December	(318,079)	—	Asset-backed securitization
KB UK Center 1st Co.,Ltd. [1]	Korea	—	December	512,231	—	Asset-backed securitization
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(188,406)	—	Asset-backed securitization
AJH 3rd Co., Ltd. [1]	Korea	—	December	411,135	—	Asset-backed securitization
Paradise Yeongjong 2nd Co., Ltd. [1]	Korea	—	December	(1,277,197)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	6,700,346	—	Asset-backed securitization

37

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Enewstay 1st Co.,Ltd. [1]	Korea	—	December	8,289,028	—	Asset-backed securitization
New star Panorama 1st Co., Ltd. [1]	Korea	—	December	678,535	—	Asset-backed securitization
New star Papyrus Co., Ltd. [1]	Korea	—	December	(513,513)	—	Asset-backed securitization
SJ Jongno 1st Co., Ltd. [1]	Korea	—	December	(3,004,440)	—	Asset-backed securitization
Newstar Ds 1st Co,. Ltd [1]	Korea	—	December	191,023	—	Asset-backed securitization
Newstar Ds 2nd Co,. Ltd [1]	Korea	—	December	524,462	—	Asset-backed securitization
Able Gamsam 1st Co.,Ltd. [1]	Korea	—	December	76,100	—	Asset-backed securitization
Songdo Pfive 2nd Co,. Ltd [1]	Korea	—	December	1,298,857	—	Asset-backed securitization
Newstar Gimpo 1st Co,. Ltd [1]	Korea	—	December	(63,753)	—	Asset-backed securitization
Polar EH 1st Co., Ltd [1]	Korea	—	December	567,650	—	Asset-backed securitization
Polar EH 2nd Co., Ltd [1]	Korea	—	December	910,383	—	Asset-backed securitization
Able Gongpyeong 1st Co.,Ltd [1]	Korea	—	December	91,865	—	Asset-backed securitization
Able Chowall 1st Co., Ltd. [1]	Korea	—	December	(215,427)	—	Asset-backed securitization
FN Gasan 1st Co., Ltd. [1]	Korea	—	December	(1,908)	—	Asset-backed securitization
ABR Mareuk 1st Co.,Ltd [1]	Korea	—	December	(45,716)	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(263,848)	—	Asset-backed securitization
Able Electronics 1st Co., Ltd. [1]	Korea	—	December	174,974	—	Asset-backed securitization
KB Echo 1st Co,. Ltd [1]	Korea	—	December	236,375	—	Asset-backed securitization
ABR Joongang2 1st Co.,Ltd [1]	Korea	—	December	117,313	—	Asset-backed securitization
KB Tongyoung 1st Co,. Ltd [1]	Korea	—	December	(244,026)	—	Asset-backed securitization
Able Guwol 1st Co., Ltd. [1,2]	Korea	—	December	(160,458)	—	Asset-backed securitization
Able Sky 1st Co., Ltd. [1,2]	Korea	—	December	(462,684)	—	Asset-backed securitization
Newstar Gimpo 2nd Co.,Ltd. [1,2]	Korea	—	December	338,948	—	Asset-backed securitization
Able Hyosung 1st Co., Ltd. [1,2]	Korea	—	December	(114,657)	—	Asset-backed securitization
Able Poongdong 1st Co., Ltd. [1,2]	Korea	—	December	(17,866)	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1,2]	Korea	—	December	(1,118,266)	—	Asset-backed securitization
KB Infra 1st Co., Ltd. [1,2]	Korea	—	December	226,900	—	Asset-backed securitization
Intgreen 1st Inc. [1,2]	Korea	—	December	(660,735)	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1,2]	Korea	—	December	(49,387)	—	Asset-backed securitization
Able Pocheon 1st Co., Ltd. [1,2]	Korea	—	December	46,094	—	Asset-backed securitization
Newstar Seotan Co.,Ltd. [1,2]	Korea	—	December	208,862	—	Asset-backed securitization
Able PT 1st Co., Ltd [1,2]	Korea	—	December	(159,043)	—	Asset-backed securitization
Unbroken 1st co.ltd [1,2]	Korea	—	December	(454,809)	—	Asset-backed securitization
JOSH Bujeon 1st Co.,Ltd. [1,2]	Korea	—	December	(590,290)	—	Asset-backed securitization
Newstarplus1st Co.,Ltd. [1,2]	Korea	—	December	291,848	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1,2]	Korea	—	December	46,905	—	Asset-backed securitization
Able Dangjin 1st Co.,Ltd. [1,2]	Korea	—	December	(84,172)	—	Asset-backed securitization
Able Yongdap 1st Co., Ltd. [1,2]	Korea	—	December	(72,070)	—	Asset-backed securitization

38

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB Osansegyo 2nd Co.,Ltd. [1,2]	Korea	—	December	(20,294)	—	Asset-backed securitization
Able Hyeongok Co.,Ltd. [1,2]	Korea	—	December	(63,847)	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1,2]	Korea	—	December	119,719	—	Asset-backed securitization
GDIC 1st co.ltd [1,2]	Korea	—	December	(416,815)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1,2]	Korea	—	December	(226,519)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1,2]	Korea	—	December	(732,386)	—	Asset-backed securitization
KB PF 3rd Co.,Ltd. [1,2]	Korea	—	December	(8,391)	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1,2]	Korea	—	December	(64,991)	—	Asset-backed securitization
Able Yucheon 1st co.ltd [1,2]	Korea	—	December	(1,006,041)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1,2]	Korea	—	December	(2,135,492)	—	Asset-backed securitization
KBillite 1st Co.,Ltd. [1,2]	Korea	—	December	(37,591)	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1,2]	Korea	—	December	(369,157)	—	Asset-backed securitization
KB Gold 1st Co.,Ltd. [1,2]	Korea	—	December	39,430	—	Asset-backed securitization
Inspire Gold 1st Co., Ltd. [1,2]	Korea	—	December	(641,000)	—	Asset-backed securitization
Inspire Gold 2nd Co., Ltd. [1,2]	Korea	—	December	(294,713)	—	Asset-backed securitization
Able MK 1st co.ltd [1,2]	Korea	—	December	(39,136)	—	Asset-backed securitization
Yeoksam The Gallery KB 1st Co.,Ltd. [1,2]	Korea	—	December	(21,787)	—	Asset-backed securitization
Y Three Ulsan Sinjeong 1st Co., Ltd. [1,2]	Korea	—	December	(274,134)	—	Asset-backed securitization

					1,031,745,305

Associates
Wise Asset Management Co., Ltd. [3]	Korea	33.00	—	—	—	Asset Mgt.
KB Special Purpose Acquisition Company No.17 [4]	Korea	0.01	November	10,432,587	500	SPAC
KB Special Purpose Acquisition Company No.18 [4]	Korea	0.01	November	15,292,628	1,000	SPAC
KB Special Purpose Acquisition Company No.19 [4]	Korea	0.02	November	8,197,372	1,000	SPAC
KB Special Purpose Acquisition Company No.20 [4]	Korea	0.02	November	12,438,883	1,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	11,763,467	2,725,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	23,233,115	615,000	Investment
KB-KDBC Pre-IPO New Technology Business Investment Fund	Korea	33.33	December	17,683,622	4,400,000	Investment
KBTS Technology Venture Private Equity Fund [4]	Korea	16.00	December	30,050,612	4,080,000	Investment
KB-SJ Tourism Venture Fund [4]	Korea	18.52	December	22,390,155	5,000,000	Investment
KB Shinjasanaubo Fund [4]	Korea	14.67	December	12,935,423	1,936,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,308,233	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [4]	Korea	15.96	December	69,721,862	9,750,000	Investment
KB SPROTT Renewable Private Equity Fund I [4]	Korea	7.69	December	12,418,787	1,182,775	Investment
KB-Stonebridge Secondary Private Equity Fund [4]	Korea	4.16	December	150,687,823	6,183,416	Investment
KB-SP Private Equity Fund IV [4]	Korea	14.95	December	37,641,126	6,100,000	Investment
KB-UTC Inno-Tech Venture Fund [4]	Korea	14.76	December	47,351,174	7,125,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [4]	Korea	6.00	December	127,116,527	6,696,000	Investment

39

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Project Vanilla Co., Ltd.	Korea	49.00	December	1,072,130	525,344	System software development
December & Company Inc. [4]	Korea	16.78	December	53,943,247	30,000,000	System software development
KB Material and Parts No. 1 PEF [4]	Korea	14.47	December	23,103,939	3,400,000	Investment
KB Bio Private Equity Fund III Ltd. [4]	Korea	12.20	December	81,590,446	10,000,000	Investment
KB Global Commerce Private Equity Investment Fund [4]	Korea	16.28	December	41,896,320	7,000,000	Investment
KB-KTB Technology Venture Fund [4]	Korea	18.18	December	10,907,389	2,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	37,916,484	15,000,000	Investment
KB Digital Platform Fund [4]	Korea	16.67	December	26,998,474	4,500,000	Investment
KB-SOLIDUS Healthcare Investment Fund [4]	Korea	4.90	December	2,040,000	100,000	Investment

					129,322,035

					1,161,067,340

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2021 and included as subsidiaries.
[3]	The Company recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements.
[4]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[5]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

(in thousands of Korean won)	2020
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business

Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	16,275,324	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	115,103,364	117,143,369	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.70	December	102,611,938	104,791,511	Investment, advisory
KB FINA Joint Stock Company[2]	Vietnam	100.00	December	10,880,100	11,146,330	IT(Fintech)
KB Digital Innovation & growth New Technology Business Investment Fund [1]	Korea	20.00	December	6,780,607	1,500,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund1[1,2]	Korea	42.86	December	8,724,002	3,750,000	Other financial
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	Korea	100.00	December	4,329,053	5,559,136	Funds
Hyundai Kon-tiki Specialized Privately Placed Fund 1	Korea	82.06	December	456,804	476,406	Funds
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	16,876,511	1,074,621	Funds
Heungkuk Global Highclass Private Real Estate Trust 23	Korea	100.00	December	4,259,053	3,533,980	Funds
DGB Qualified Investor Private Real Estate Investment Trust No.8	Korea	98.77	December	7,464,049	7,327,638	Funds

40

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	68,405,571	66,076,000	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	99.50	December	14,984,856	15,371,600	Funds
KTB Aircraft Private Investment Trust No.21-1	Korea	99.61	December	27,144,014	27,752,839	Funds
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	Korea	54.84	December	170,513,639	93,059,747	Funds
Aquila Global Real Assets Fund No.1 LP	Cayman Islands	99.96	December	(49,496)	1	Funds
Mangrove Feeder Fund	Cayman Islands	100.00	December	61,781,339	61,755,900	Funds
GH Real Estate I LP [2]	Guernsey	81.00	December	35,295,190	28,916,236	Investment
JB Dry Street Private Fund1	Korea	100.00	December	985,007	1,060,697	Funds
JB Australia108 Private Fund1	Korea	100.00	December	683,990	759,207	Funds
JB Forge Private Fund1	Korea	100.00	December	489,400	543,244	Funds
JB Hall Street Private Fund1	Korea	100.00	December	918,618	1,016,152	Funds
JB Margaret Street Private Fund1	Korea	100.00	December	260,362	288,186	Funds
LB UK Private Real Estate Investment Trust No.18	Korea	96.78	December	34,980,177	34,500,000	Funds
Alpha Spain Real Estate Private Investment Trust 1 [2]	Korea	99.85	December	64,901,293	64,323,723	Funds
Hangang Domestic Private Real Estate Fund No.14 [2]	Korea	99.45	December	16,844,043	18,100,000	Funds
MS Sejong 4th Co.,Ltd [1]	Korea	—	December	(2,801,327)	—	SPEs
Able Hana Co.,Ltd. [1]	Korea	—	December	63,430	—	SPEs
KB UK Center 1st Co.,Ltd. [1]	Korea	—	December	496,635	—	SPEs
AKB 1st Co.,Ltd. [1]	Korea	—	December	1,189,972	—	SPEs
Crescendo Muju Co., Ltd. [1]	Korea	—	December	(175,792)	—	SPEs
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(176,551)	—	SPEs
Great GM 12th Co., Ltd. [1]	Korea	—	December	(35,299)	—	SPEs
AJH 3rd Co., Ltd. [1]	Korea	—	December	26,442	—	SPEs
Able Youto 1st Co., Ltd. [1]	Korea	—	December	(83,996)	—	SPEs
Paradise Yeongjong 2nd Co., Ltd. [1]	Korea	—	December	(1,373,970)	—	SPEs
Newstar Hakgok Co., Ltd. [1]	Korea	—	December	(48,095)	—	SPEs
Songdo PSeven 1st Co., Ltd. [1]	Korea	—	December	(103,997)	—	SPEs
Newstar Janghyun Co., Ltd. [1]	Korea	—	December	(89,992)	—	SPEs
Newstar SH Co., Ltd. [1]	Korea	—	December	(164,510)	—	SPEs
Newstar IP Co., Ltd. [1]	Korea	—	December	(1,202,140)	—	SPEs
Newstar Daerim Co., Ltd. [1]	Korea	—	December	15,825	—	SPEs
Enewstay 1st Co.,Ltd. [1]	Korea	—	December	3,690,452	—	SPEs
Able Dangsan Co.,Ltd. [1]	Korea	—	December	(7,615)	—	SPEs
Newstar Panorama 1st Co., Ltd. [1]	Korea	—	December	825,273	—	SPEs
Newstar Papyrus Co., Ltd. [1]	Korea	—	December	(707,790)	—	SPEs
SJ Jongno 1st Co., Ltd. [1]	Korea	—	December	(2,551,803)	—	SPEs
Newstar Cheonwon Co., Ltd [1]	Korea	—	December	2,402	—	SPEs
Able KD 2nd Co., Ltd. [1]	Korea	—	December	(15,751)	—	SPEs
Newstar DS 1st Co., Ltd [1]	Korea	—	December	143,709	—	SPEs
Newstar DS 2nd Co., Ltd [1]	Korea	—	December	(349,851)	—	SPEs
Able Yongin 1st Co.,Ltd [1]	Korea	—	December	(69,641)	—	SPEs
Newstar Wanee 1st Co., Ltd. [1]	Korea	—	December	290,133	—	SPEs
Able Gamsam 1st Co.,Ltd. [1]	Korea	—	December	(81,704)	—	SPEs

41

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Songdo PFive 2nd Co., Ltd [1]	Korea	—	December	1,447,781	—	SPEs
Able Sungnae 1st Co., Ltd. [1]	Korea	—	December	(21,143)	—	SPEs
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	429,840	—	SPEs
Able Ali 2nd Co., Ltd [1,2]	Korea	—	December	147,496	—	SPEs
KB PF 1st Co., Ltd. [1,2]	Korea	—	December	(14,552)	—	SPEs
Able Daepo 1st Co., Ltd. [1,2]	Korea	—	December	(26,767)	—	SPEs
KB Ansung 1st Co., Ltd [1,2]	Korea	—	December	(184,647)	—	SPEs
Polar EH 1st Co., Ltd [1,2]	Korea	—	December	598,204	—	SPEs
Polar EH 2nd Co., Ltd [1,2]	Korea	—	December	616,420	—	SPEs
Polar SQ 1st Co., Ltd [1,2]	Korea	—	December	(13,086)	—	SPEs
Polar SQ 2nd Co., Ltd [1,2]	Korea	—	December	(13,086)	—	SPEs
Able Mojong 1st Co., Ltd [1,2]	Korea	—	December	(212,790)	—	SPEs
Able Sungsoo 1st Co., Ltd. [1,2]	Korea	—	December	(117,471)	—	SPEs
Able Daenong Co., Ltd. [1,2]	Korea	—	December	(19,284)	—	SPEs
Newstar Chimsan 1st Co., Ltd. [1,2]	Korea	—	December	33,243	—	SPEs
Able Forsythia 1st Co., Ltd. [1,2]	Korea	—	December	(19,796)	—	SPEs
Able IFP 1st Co., Ltd. [1,2]	Korea	—	December	(27,312)	—	SPEs
Newstar JY Co., Ltd. [1,2]	Korea	—	December	(3,411)	—	SPEs
Able Gorim 1st Co., Ltd. [1,2]	Korea	—	December	(42,375)	—	SPEs
KB Asan Baebang 1st Co.,Ltd [1,2]	Korea	—	December	(121,616)	—	SPEs
KB Icheon logistics 1st Co.,Ltd [1,2]	Korea	—	December	24,762	—	SPEs
Able Unicity 4th Co.,Ltd [1,2]	Korea	—	December	(100,357)	—	SPEs
Able Gongpyeong 1st Co.,Ltd [1,2]	Korea	—	December	(8,758)	—	SPEs
Hamilton Power First Co.,Ltd [1,2]	Korea	—	December	(3,104,188)	—	SPEs
Able Chowall 1st Co., Ltd. [1,2]	Korea	—	December	155,851	—	SPEs
Startwithone Co., Ltd. [1,2]	Korea	—	December	153,577	—	SPEs
Able Silver Co., Ltd. [1,2]	Korea	—	December	(126,563)	—	SPEs
KB Osansaegyo Co., Ltd [1,2]	Korea	—	December	(263,702)	—	SPEs
Hd Yongin 1st Co.,Ltd [1,2]	Korea	—	December	26,950	—	SPEs
FN Gasan 1st Co., Ltd. [1,2]	Korea	—	December	(25,259)	—	SPEs
ABR Mareuk 1st Co.,Ltd [1,2]	Korea	—	December	(12,125)	—	SPEs
Newstarbelieve Co., Ltd. [1,2]	Korea	—	December	(185,378)	—	SPEs
Able Electronics 1st Co., Ltd. [1,2]	Korea	—	December	(326,713)	—	SPEs
KB Echo 1st Co., Ltd [1,2]	Korea	—	December	137,114	—	SPEs
KB Wondong 1st Co., Ltd [1,2]	Korea	—	December	(98,887)	—	SPEs
Newstar Joongbong Co., Ltd. [1,2]	Korea	—	December	(127,021)	—	SPEs
Able Island 1st Co., Ltd [1,2]	Korea	—	December	(63,256)	—	SPEs
Able Gumi 1st Co., Ltd. [1,2]	Korea	—	December	(262,735)	—	SPEs
Able Gwangmyeong 2nd Co., Ltd [1,2]	Korea	—	December	(240,669)	—	SPEs
ABR Joongang2 1st Co., Ltd [1,2]	Korea	—	December	83,944	—	SPEs
Able Bucheon Co., Ltd. [1,2]	Korea	—	December	(62,638)	—	SPEs
Newstar Kumo 1st Co., Ltd. [1,2]	Korea	—	December	92,884	—	SPEs
KB Tongyoung 1st Co., Ltd [1,2]	Korea	—	December	(169,493)	—	SPEs
Able Seoho 1st Co., Ltd. [1,2]	Korea	—	December	(178,061)	—	SPEs
KS Beta Co., Ltd. [1,2]	Korea	—	December	(174,437)	—	SPEs

					687,086,238

Associates
Wise Asset Management Co., Ltd. [3]	Korea	33.00	—	—	—	Asset Mgt.
KB Special Purpose Acquisition Company No.17 [4]	Korea	0.01	November	10,472,140	500	SPAC
KB Special Purpose Acquisition Company No.18 [4]	Korea	0.01	November	15,314,598	1,000	SPAC

42

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	Location	Percentage of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB Special Purpose Acquisition Company No.19 [4]	Korea	0.02	November	8,231,403	1,000	SPAC
KB Special Purpose Acquisition Company No.20 [4]	Korea	0.02	November	12,424,141	1,000	SPAC
KB Private Equity Fund III [4]	Korea	15.69	December	598,567	8	Investment
Keystone-Hyundai Sec. No.1 Private Equity Fund [4]	Korea	4.49	December	46,724,863	1,925,000	Investment
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	19,688,050	5,000,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	41,579,798	6,165,000	Investment
KB-KDBC Pre-IPO New Technology Business Investment Fund	Korea	33.33	December	24,062,566	6,800,000	Investment
KBTS Technology Venture Private Equity Fund [4]	Korea	16.00	December	31,481,997	4,736,000	Investment
KB-SJ Tourism Venture Fund [4]	Korea	18.52	December	22,321,005	4,500,000	Investment
KB Shinjasanaubo Fund [4]	Korea	14.67	December	8,980,152	1,320,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,311,351	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [4]	Korea	15.96	December	64,654,833	10,050,000	Investment
KB SPROTT Renewable Private Equity Fund I [4]	Korea	7.69	December	13,399,139	1,182,775	Investment
KB-Stonebridge Secondary Private Equity Fund [4]	Korea	4.16	December	114,215,736	4,088,000	Investment
KB-SP Private Equity Fund IV [4]	Korea	14.95	December	39,795,283	6,100,000	Investment
KB-UTC Inno-Tech Venture Fund [4]	Korea	14.76	December	38,378,487	5,805,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Korea	6.00	December	46,757,358	2,850,000	Investment
JR GLOBAL REIT	Korea	26.07	September	816,145,640	215,854,340	Real estate Investment
Project Vanilla Co., Ltd.	Korea	49.00	December	4,312,633	2,450,000	System software development
December & Company Inc.	Korea	17.63	December	64,868,416	30,000,000	System software development
KB Material and Parts No. 1 PEF	Korea	14.47	December	23,296,494	3,400,000	Investment

					313,229,623

					1,000,315,861

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2020 and included as subsidiaries.
[3]	The Company recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements.
[4]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[5]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

Changes in investments in subsidiaries for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	117,143,369	101,175,500	—	—	1,113,840	219,432,709

43

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Others	Ending balance
KB Securities Vietnam Joint Stock Company	104,791,511	69,084,068	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	11,146,330
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	5,559,136	—	(5,559,136)	—	—	—
Hyundai Kon-tiki Specialized Privately Placed Fund 1	476,406	—	(476,406)	—	—	—
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	1,074,621
Heungkuk Global Highclass Private Real Estate Trust 23	3,533,980	—	(1,630,765)	—	—	1,903,215
DGB Qualified Investor Private Real Estate Investment Trust No.8	7,327,638	—	(360,460)	—	—	6,967,178
LB Ireland Private Real Estate Investment Trust 8	66,076,000	—	—	—	—	66,076,000
Aquila Global Real Assets Fund No. 1 LP	1	—	(1)	—	—	—
Mangrove Feeder Fund	61,755,900	—	—	—	5,252,500	67,008,400
GH Real Estate I LP	28,916,236	—	—	(7,884,327)	—	21,031,909
KTB Aircraft Private Investment Trust No.21-1	27,752,839	—	—	—	—	27,752,839
Pacific US Blackrock Private Placement Real Estate Fund No.15	15,371,600	3,325,797	—	—	—	18,697,397
KB digital innovation & growth new technology business investment fund	1,500,000	500,000	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	3,750,000	11,250,000	—	—	—	15,000,000
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	93,059,747	—	—	—	—	93,059,747
JB Dry Street Private Fund1	1,060,697	—	—	—	—	1,060,697
JB Australia108 Private Fund1	759,207	—	—	—	—	759,207
JB Forge Private Fund1	543,244	—	—	—	—	543,244
JB Hall Street Private Fund1	1,016,152	—	—	—	—	1,016,152
JB Margaret Street Private Fund1	288,186	—	—	—	—	288,186
LB UK Private Real Estate Investment Trust No.18	34,500,000	—	—	—	—	34,500,000
Alpha Spain Real Estate Private Investment Trust 1	64,323,723	3,298,743	—	—	—	67,622,466
Hangang Domestic Private Real Estate Fund No.14	18,100,000	—	(18,100,000)	—	—	—
Hanwha US Equity Strategy Private Real Estate Fund 3	—	183,678,409	(8,695)	—	—	183,669,714
Pacific Bric Professional Investors’ Private Real Estate Fund No.53	—	43,500,000	(43,500,000)	—	—	—

	687,086,238	415,812,517	(69,635,463)	(7,884,327)	6,366,340	1,031,745,305

44

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classi fication[1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	117,143,369	—	—	—	—	—	117,143,369
KB Securities Vietnam Joint Stock Company	104,791,511	—	—	—	—	—	104,791,511
KB FINA Joint Stock Company		11,146,330	—	—	—	—	11,146,330
Hyundai Smart Index Alpha Derivative Feeder Trust 1	10,916,734	—	(10,916,734)	—	—	—	—
Hyundai Strong Korea Equity Trust 1	16,584,623	—	(16,584,623)	—	—	—	—
Hyundai Kidzania Equity Feeder Trust 1	1,938,866	—	(1,938,866)	—	—	—	—
Hyundai Value Plus Equity Feeder Trust 1	16,153,659	—	(16,153,659)	—	—	—	—
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	5,559,136	—	—	—	—	—	5,559,136
Hyundai Quant Long Short Securities Feeder Investment Trust 1	7,312,096	—	(7,312,096)	—	—	—	—
Hyundai Kon-tiki Specialized Privately Placed Fund 1	476,406	—	—	—	—	—	476,406
Hyundai Strong-small Corporate Trust 1	18,735,093		(17,371,080)	—	(1,364,013)	—	—
Heungkuk Highclass Private Real Estate Trust 21	18,000,000	—	(18,000,000)	—	—	—	—
JB New Jersey Private Real Estate Fund 1	17,967,753	—	—	(16,893,132)	—	—	1,074,621
Heungkuk Global Highclass Private Real Estate Trust 23	142,118,613	—	(112,532,442)	(26,052,191)	—	—	3,533,980
DGB Qualified Investor Private Real Estate Investment Trust No.8	7,620,689	—	(293,051)	—	—	—	7,327,638
LB Ireland Private Real Estate Investment Trust 8	66,076,000	—	—	—	—	—	66,076,000
Aquila Global Real Assets Fund No.1 LP	197,093	—	(197,092)	—	—	—	1
Mangrove Feeder Fund	65,279,900	—	—	—	—	(3,524,000)	61,755,900
GH Real Estate I LP	—	13,944,786	(2,706,732)	—	17,678,182	—	28,916,236
KTB Aircraft Private Investment Trust No.21- 1	27,795,627	—	(42,788)	—	—	—	27,752,839
Pacific US BlackRock Placement Private Real Estate Fund Investment Trust No. 15	15,371,600	—	—	—	—	—	15,371,600
KB Digital Innovation & growth New Technology Business Investment Fund	1,000,000	500,000	—	—	—	—	1,500,000

45

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classi fication[1]	Others	Ending balance
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund1[1]	—	3,750,000	—	—	—	—	3,750,000
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	93,059,747	—	—	—	—	—	93,059,747
Capstone US Private Investment Trust No.6	51,411,058	932,452	(52,343,510)	—	—	—	—
JB Dry Street Private Fund 1	1,060,697	—	—	—	—	—	1,060,697
JB Australia108 Private Fund1	759,207	—	—	—	—	—	759,207
JB Forge Private Fund 1	543,244	—	—	—	—	—	543,244
JB Hall Street Private Fund 1	1,016,152	—	—	—	—	—	1,016,152
JB Margaret Street Private Fund 1	288,186	—	—	—	—	—	288,186
LB UK Private Real Estate Investment Trust No.18	35,646,230	—	(1,146,230)	—	—	—	34,500,000
LB UK Private Real Estate Investment Trust No.19	11,349,904	—	(10,849,904)	—	(500,000)	—	—
Alpha Spain Real Estate Private Investment Trust 1	—	64,423,723	(100,000)	—	—	—	64,323,723
Hangang Domestic Private Real Estate Fund No.14	—	18,100,000	—	—	—	—	18,100,000

	873,432,908	112,797,291	(268,488,807)	(42,945,323)	15,814,169	(3,524,000)	687,086,238

[1]	Reclassified to financial assets at FVTPL and reclassified from associates the during the year ended December 31, 2020.

Changes in investment in associates for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classfi fication[1]	Ending balance
KB Special Purpose Acquisition Company No.17	500	—	—	—	—	500
KB Special Purpose Acquisition Company No.18	1,000	—	—	—	—	1,000
KB Special Purpose Acquisition Company No.19	1,000	—	—	—	—	1,000
KB Special Purpose Acquisition Company No.20	1,000	—	—	—	—	1,000
KB Private Equity Fund III	8	—	(8)	—	—	—
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,925,000	—	(1,925,000)	—	—	—
KB New Paradigm Agriculture Venture Fund	5,000,000	—	(2,275,000)	—	—	2,725,000
KB KONEX Market Vitalization Fund	6,165,000	—	(5,550,000)	—	—	615,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	6,800,000	—	(2,400,000)	—	—	4,400,000

46

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KBTS Technology Venture Private Equity Fund	4,736,000	880,000	(1,536,000)	—	—	4,080,000
KB-SJ Tourism Venture Fund	4,500,000	500,000	—	—	—	5,000,000
KB Shinjasanaubo Fund	1,320,000	880,000	(264,000)	—	—	1,936,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	10,050,000	3,750,000	(4,050,000)	—	—	9,750,000
KB SPROTT Renewable Private Equity Fund I	1,182,775	—	—	—	—	1,182,775
KB-Stonebridge Secondary Private Equity Fund	4,088,000	3,788,000	(1,692,584)	—	—	6,183,416
KB-SP Private Equity Fund IV	6,100,000	—	—	—	—	6,100,000
KB-UTC Inno-Tech Venture Fund	5,805,000	1,695,000	(375,000)	—	—	7,125,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,850,000	3,846,000	—	—	—	6,696,000
JR GLOBAL REIT	215,854,340	—	(65,025,000)	—	(150,829,340)	—
Project Vanilla Co., Ltd.	2,450,000	—	—	(1,924,656)	—	525,344
December & Company Inc.	30,000,000	—	—	—	—	30,000,000
KB Material and Parts No. 1 PEF	3,400,000	—	—	—	—	3,400,000
KB Bio Private Equity Fund III Ltd.	—	10,000,000	—	—	—	10,000,000
K The fifteenth Real Estate Investment Trust	—	8,600,000	(8,600,000)	—	—	—
KB Global Commerce Private Equity Investment Fund	—	7,000,000	—	—	—	7,000,000
KB-KTB Technology Venture Fund	—	2,000,000	—	—	—	2,000,000
KB Bio Global Expansion Private Equity Fund No.1	—	15,000,000	—	—	—	15,000,000
KB Digital Platform Fund	—	4,500,000	—	—	—	4,500,000
KB-SOLIDUS Healthcare Investment Fund	—	100,000	—	—	—	100,000

	313,229,623	62,539,000	(93,692,592)	(1,924,656)	(150,829,340)	129,322,035

[1]	Reclassified to investments in subsidiaries

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Re-classfi fication[1]	Ending balance
KB Special Purpose Acquisition Company No.17	500	—	—	—	500
KB Special Purpose Acquisition Company No.18	1,000	—	—	—	1,000
KB Special Purpose Acquisition Company No.19	1,000	—	—	—	1,000
KB Special Purpose Acquisition Company No.20	1,000	—	—	—	1,000
KB Private Equity Fund 3	8,000,000	—	(7,999,992)	—	8
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,925,000	—	—	—	1,925,000
KB IGen Private Equity Fund No 1	53	—	(53)	—	—
KB New Paradigm Agriculture Venture Fund	5,000,000	—	—	—	5,000,000
KB KONEX Market Vitalization Fund	7,500,000	—	(1,335,000)	—	6,165,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	10,000,000	—	(3,200,000)	—	6,800,000
GH Real Estate I LP	17,678,182	—	—	(17,678,182)	—
KBTS Technology Venture Private Equity Fund	5,664,000	640,000	(1,568,000)	—	4,736,000

47

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

KB-SJ Tourism Venture Fund	3,000,000	1,500,000	—	—	4,500,000
KB Shinjasanaubo Fund	1,320,000	—	—	—	1,320,000
UNION Media Commerce Fund	1,000,000	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	8,250,000	3,000,000	(1,200,000)	—	10,050,000
KB SPROTT Renewable Private Equity Fund I	340,252	842,523	—	—	1,182,775
KB-Stonebridge Secondary Private Equity Fund	1,490,000	2,598,000	—	—	4,088,000
KB Private Equity Fund IV	6,100,000	—	—	—	6,100,000
KB-UTC Inno-Tech Venture Fund	150,000	5,655,000	—	—	5,805,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	—	2,850,000	—	—	2,850,000
JR GLOBAL REIT	—	219,492,955	(3,638,615)	—	215,854,340
IGIS NO371 Professional Investors’ Real Estate Investment Company	—	10,000,000	(10,000,000)	—	—
Koreit Tower Real Estate Investment Trust Company	—	30,000,000	(30,000,000)	—	—
Project Vanilla Co., Ltd.	—	2,450,000	—	—	2,450,000
December & Company Inc.	—	30,000,000	—	—	30,000,000
KB Material and Parts No. 1 PEF	—	3,400,000	—	—	3,400,000

	77,420,987	312,428,478	(58,941,660)	(17,678,182)	313,229,623

[1]	Reclassified to investments in subsidiaries

48

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021				2020
	Total amount	Allowances	Book amount	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,875,271,205	—	2,875,271,205	2,571,868,600	—	2,571,868,600
Loans to employees	15,067,486	—	15,067,486	19,185,817	—	19,185,817
Present value discount	(25,619)	—	(25,619)	(55,440)	—	(55,440)

	2,890,313,072	—	2,890,313,072	2,590,998,977	—	2,590,998,977

Corporate
Broker’s loans	270,439,064	—	270,439,064	388,915,360	—	388,915,360
Securities purchased under repurchase agreements	441,800,000	—	441,800,000	706,300,000	—	706,300,000
Loans receivable	1,730,116,707	(12,919,579)	1,717,197,128	1,213,601,632	(8,544,721)	1,205,056,911
Purchased loans	98,535,846	(33,549,254)	64,986,592	89,997,962	(33,546,230)	56,451,732
Advances for customers	11,404,578	(11,404,578)	—	11,469,419	(11,469,419)	—
Privately placed bonds	14,375,767	(331,495)	14,044,272	15,624,645	(329,665)	15,294,980
Financial lease receivables	41,127,430	—	41,127,430	42,826,306	—	42,826,306
Net deferred origination fees and costs	(5,314,862)	—	(5,314,862)	(752,772)	—	(752,772)
Present value discount	(4,148,880)	—	(4,148,880)	(4,862,120)	—	(4,862,120)

	2,598,335,650	(58,204,906)	2,540,130,744	2,463,120,432	(53,890,035)	2,409,230,397

	5,488,648,722	(58,204,906)	5,430,443,816	5,054,119,409	(53,890,035)	5,000,229,374

49

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The change in book amount of loan measured at amortised cost for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021
	Retails			Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses	The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
					Non- impaired	Impaired
Beginning	2,590,998,977	—	—	2,403,099,320	10,714,286	49,306,826	—
Transfer between stages	—	—	—	—	—	—	—
Sale	—	—	—	(137,590,000)	—	—	—
Other increase /decrease, net	299,314,095	—	—	283,586,460	(10,714,286)	(66,956)	—

Ending	2,890,313,072	—	—	2,549,095,780	—	49,239,870	—

(in thousands of Korean won)	2020
	Retails			Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses	The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
					Non- impaired	Impaired
Beginning	2,168,666,367	—	—	2,646,594,167	—	52,731,440	—
Transfer between stages
Transfer to lifetime expected credit losses (non-impaired)	—	—	—	(8,560,623)	8,560,623	—	—
Other increase /decrease, net	422,332,610	—	—	(234,934,224)	2,153,663	(3,424,614)	—

Ending	2,590,998,977	—	—	2,403,099,320	10,714,286	49,306,826	—

50

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The changes in allowances for loan losses for the years ended December 31, 2021 and 2020, are as follows:

	2021
(In thousands of Korean won)	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	4,363,646	427,925	49,098,464	—
Transfer between stages	—	—	—	—
Provision(Reversal) for loan losses	4,809,753	(427,925)	(66,957)	—
Other transfer	—	—	—	—

Ending [1]	9,173,399	—	49,031,507	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

	2020
(In thousands of Korean won)	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	4,753,237	—	49,407,092	—
Transfer between stages
Transfer to lifetime expected credit losses (Non-impaired)	(166,231)	166,231	—	—
Transfer to lifetime expected credit losses (Impaired)	—	—	—	—
Provision(Reversal) for loan losses	(223,360)	261,694	(102,582)	—
Other transfer	—	—	(206,046)	—

Ending [1]	4,363,646	427,925	49,098,464	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

Broker’s loan

The Company provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2020, interest rate of the loan is differentiated from 4.3% to 8.7% based on maturities, and overdue interest rate is 9.9%.

Also, as the Company operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Company requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2021, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate(APR) 6.5% to 8.7% based on maturities, from APR 6.0% to 7.5% based on credit rating, and the loan with past due date is 9.9%

For margin loan to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Company pledged securities as collateral which are purchased with margin to customer loan. If the value of the pledged securities do not reach to 140% of the loan, the Company requires additional cash or trading securities as collateral.

51

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Advances for Customers

Advances for customers consists of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Company, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11. Property and Equipment

The details of property and equipment as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,301,991	—	35,727,831	65,029,822
Buildings	42,017,785	(18,619,751)	—	23,398,034
Furniture and equipment	151,136,006	(119,791,310)	—	31,344,696
Others	51,441,331	(38,219,912)	—	13,221,419
Right-of-use assets	111,255,336	(38,828,953)	—	72,426,383

	385,152,449	(215,459,926)	35,727,831	205,420,354

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,151,086	—	36,112,640	65,263,726
Buildings	43,070,137	(18,153,577)	—	24,916,560
Furniture and equipment	152,154,379	(123,294,422)	—	28,859,957
Others	46,076,125	(29,769,479)	—	16,306,646
Right-of-use assets	122,558,290	(37,593,870)	—	84,964,420

	393,010,017	(208,811,348)	36,112,640	220,311,309

52

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The details of right-of-use assets as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	103,497,623	(34,351,809)	69,145,814
Vehicles	3,528,320	(1,958,126)	1,570,194
Others	4,229,393	(2,519,018)	1,710,375

	111,255,336	(38,828,953)	72,426,383

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	114,723,736	(33,771,596)	80,952,140
Vehicles	3,191,692	(1,845,805)	1,345,887
Others	4,642,863	(1,976,470)	2,666,393

	122,558,291	(37,593,871)	84,964,420

The changes in property and equipment for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	65,263,726	—	(272,921)	—	39,017	65,029,822
Buildings	24,916,560	—	(237,867)	(1,064,308)	(216,351)	23,398,034
Furniture and equipment	28,859,957	16,456,695	(12,780)	(13,959,176)	—	31,344,696
Others	16,306,646	6,488,104	(174,045)	(9,399,286)	—	13,221,419
Right-of-use assets	84,964,420	10,037,472	(669,858)	(17,043,285)	(4,862,366)	72,426,383

	220,311,309	32,982,271	(1,367,471)	(41,466,055)	(5,039,700)	205,420,354

[1]	Others consist of reclassification to investment properties and others.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	67,586,839	—	(2,323,113)	—	—	65,263,726
Buildings	27,411,583	—	(1,380,880)	(1,114,143)	—	24,916,560
Furniture and equipment	22,809,505	19,730,567	(50,890)	(13,629,225)	—	28,859,957
Others	21,080,313	4,569,643	(139,783)	(9,203,527)	—	16,306,646
Right-of-use assets	91,921,701	19,071,016	(4,463,382)	(22,269,095)	704,180	84,964,420

	230,809,941	43,371,226	(8,358,048)	(46,215,990)	704,180	220,311,309

[1]	Others consist of reclassification to investment properties and others.

53

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The changes in right-of-use assets for the year ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others	Ending balance

Buildings	80,952,141	7,777,288	(98,178)	(14,623,072)	(4,862,365)	69,145,814
Vehicles	1,345,888	1,729,628	(329,252)	(1,176,069)	(1)	1,570,194
Others	2,666,391	530,556	(242,428)	(1,244,144)	—	1,710,375

	84,964,420	10,037,472	(669,858)	(17,043,285)	(4,862,366)	72,426,383

	2020
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others	Ending balance

Buildings	88,801,287	15,286,324	(3,814,694)	(20,024,957)	704,180	80,952,140
Vehicles	2,146,652	1,058,592	(636,339)	(1,223,018)	—	1,345,887
Others	973,762	2,726,100	(12,349)	(1,021,120)	—	2,666,393

	91,921,701	19,071,016	(4,463,382)	(22,269,095)	704,180	84,964,420

The Company applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was June 15, 2016. The Company used the assessed price provided by qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2021.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total

Land	—	—	65,029,822	65,029,822

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total

Land	—	—	65,263,726	65,263,726

Changes in land which is classified to Level 3 for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	65,263,726	67,586,839
Reclassification to property and equipment	491,317	—
Reclassification to investment properties	(452,300)	—
Disposal	(272,921)	(2,323,113)

Ending balance	65,029,822	65,263,726

54

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Book amounts of land under cost model as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model

Land	65,029,822	29,301,991	65,263,726	29,151,086

Changes in other comprehensive income related to the revaluation for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Re-classification	Disposal, others	Ending balance

Land	36,517,219	(355,466)	(29,346)	36,132,407
Income tax effects	(10,042,235)	—	8,070	(10,034,165)

After income tax	26,474,984	(355,466)	(21,276)	26,098,242

	2020
(in thousands of Korean won)	Beginning balance	Re-classification	Disposal, others	Ending balance

Land	36,597,759	—	(80,540)	36,517,219
Income tax effects	(10,064,384)	—	22,149	(10,042,235)

After income tax	26,533,375	—	(58,391)	26,474,984

12. Investment Properties

The details of investment properties as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	10,088,388	—	(59,929)	10,028,459
Buildings	17,264,002	(9,537,484)	—	7,726,518

	27,352,390	(9,537,484)	(59,929)	17,754,977

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	10,944,293	—	(415,394)	10,528,899
Buildings	17,856,650	(9,453,177)	—	8,403,473

	28,800,943	(9,453,177)	(415,394)	18,932,372

The changes in investment properties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Reclassi- fication	Ending balance

Land	10,528,899	(461,423)	—	(39,017)	10,028,459
Buildings	8,403,473	(450,605)	(442,702)	216,352	7,726,518

	18,932,372	(912,028)	(442,702)	177,335	17,754,977

55

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Reclassi- fication	Ending balance
Land	16,755,112	(6,226,213)	—	—	10,528,899
Buildings	13,336,678	(4,393,948)	(539,257)	—	8,403,473

	30,091,790	(10,620,161)	(539,257)	—	18,932,372

Details of income and expenditure on investment properties for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Rental income	1,867,883	2,014,001
Expenditure on operating investment properties	(808,657)	(869,792)
Expenditure on non-operating investment properties	(153,330)	(644,664)

	905,896	499,545

Details of fair value of investment properties as at December 31, 2021 and 2020 are as follows:

	2021		2020
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	10,028,459	26,789,618	10,528,899	29,062,499
Buildings	7,726,518	10,963,771	8,403,473	11,183,624

	17,754,977	37,753,389	18,932,372	40,246,123

The fair values of investment properties as at December 31, 2021 was evaluated by an independent appraiser, based on the evaluation result at June 15, 2016. The qualified appraiser is a member of the Korea Appraisers Association and has appropriate qualifications and experience in evaluating real estate in the location of investment properties. This evaluation was based on international evaluation standards and is based on the market price of similar real estate.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered. There is no significant change in the valuation technique for the year ended December 31, 2021.

Investment properties are provided as collaterals for rental deposits and lease hold right, which amount to ~~W~~938,000 thousand and ~~W~~938,000 thousand as at December 31, 2021 and 2020, respectively.

56

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

13. Intangible Assets

The details of intangible assets as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	157,728,819	(122,075,492)	—	35,653,327
Software	104,393,859	(78,917,824)	—	25,476,035
Memberships	36,920,748	(98,188)	(9,242,252)	27,580,308
Others	23,294,717	—	—	23,294,717

	381,227,133	(201,091,504)	(9,242,252)	170,893,377

	2020
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	139,813,005	(107,636,686)	—	32,176,319
Software	85,728,786	(71,225,878)	—	14,502,908
Memberships	39,058,280	(80,537)	(11,764,746)	27,212,997
Others	23,294,717	—	—	23,294,717

	346,783,778	(178,943,101)	(11,764,746)	156,075,931

The changes in intangible assets for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amortization	Reversal of impairment[2]	Ending balance
Goodwill	58,888,990	—	—	—	—	58,888,990
Development costs	32,176,319	17,915,813	—	(14,438,805)	—	35,653,327
Software	14,502,908	18,665,072	—	(7,691,945)	—	25,476,035
Memberships	27,212,997	—	(2,124,080)	(17,652)	2,509,043	27,580,308
Others	23,294,717	—	—	—	—	23,294,717

	156,075,931	36,580,885	(2,124,080)	(22,148,402)	2,509,043	170,893,377

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized an impairment loss because the market price of the asset is lower than book amount, and a reversal of impairment loss because the market price of the asset is higher than book amount.

	2020
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amortization	Reversal of impairment[2]	Ending balance
Goodwill	58,888,990	—	—	—	—	58,888,990
Development costs	30,190,778	14,915,631	—	(12,930,090)	—	32,176,319
Software	8,989,195	10,291,998	—	(4,778,285)	—	14,502,908
Memberships	29,707,012	1,000,436	(5,810,193)	(17,652)	2,333,394	27,212,997
Others	22,914,717	380,000	—	—	—	23,294,717

	150,690,692	26,588,065	(5,810,193)	(17,726,027)	2,333,394	156,075,931

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized an impairment loss because the market price of the asset is lower than book amount, and a reversal of impairment loss because the market price of the asset is higher than book amount.

57

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

14. Other Financial Assets

The details of other financial assets as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables	3,271,464,715	6,435,380,660
Accrued income	163,484,093	156,065,592
Accrued interest on bonds	209,164,728	197,977,102
Guarantee deposits	67,557,208	71,344,145
Other	49,579,114	12,047,284
Provision for other financial assets	(36,353,781)	(35,290,520)

	3,724,896,077	6,837,524,263

15. Other Assets

The details of other assets as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables	84,740	—
Advance payments	23,376,946	15,041,110
Prepaid expenses	7,437,538	1,404,751
Prepaid value-added taxes	24,513	33,285
Others	441,283	6,772,999

	31,365,020	23,252,145

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Customers’ deposits
Customers’ deposits for brokerage	6,640,427,057	5,780,352,166
Customers’ deposits for exchange-traded derivatives trading	599,962,498	824,929,195
Customers’ deposits for subscription	—	208,200
Customers’ deposits for savings	8,609,240	8,324,850
Customers’ deposits for repo	61,627	61,678
Customers’ deposits for the investor of collective investment securities	223,800,663	169,740,311
Others	48,729	48,031

	7,472,909,814	6,783,664,431

Guarantee deposits
Guarantee deposits in foreign currency	474,568,902	300,472,860
Guarantee deposits in won currency	452,889,714	604,769,195

	927,458,616	905,242,055

	8,400,368,430	7,688,906,486

58

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

17. Borrowings

The details of borrowings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Call money	40,000,000	290,000,000
Borrowings:
Borrowing from banks	—	2,787,298
Borrowing from KSFC	1,093,096,057	1,350,000,000
Asset-backed short-term bonds	515,000,000	340,000,000
Securities sold under repurchase agreements	13,531,208,950	14,994,194,613
Short-term note issued	4,475,145,330	3,732,727,578
Debentures:
Debentures	2,345,650,000	1,800,000,000
Less: discount on debentures issued	(5,470,519)	(2,403,031)

	21,994,629,818	22,507,306,458

The details of call money as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Korea Investment Management Co,Ltd. and others	1.52	40,000,000	290,000,000

The details of borrowings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)		Interest rate (%)	2021	2020
Borrowings from banks	—	—	—	2,787,298
Borrowings from KSFC	KSFC	1.37~1.55	1,093,096,057	1,350,000,000
Asset-backed short-term bonds	BNK Securities Co., Ltd. and other	1.52~2.51	515,000,000	340,000,000

			1,608,096,057	1,692,787,298

The details of securities sold under repurchase agreements as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Customers	0.00~3.00	6,973,309,166	8,211,087,108
Financial institution	0.38~3.50	6,557,899,784	6,783,107,505

		13,531,208,950	14,994,194,613

The details of short-term note issued as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Interest rate (%)	2021	2020
Individual	0.25~4.00	1,724,366,358	1,194,332,495
Corporate	0.40~2.10	2,750,778,972	2,538,395,083

		4,475,145,330	3,732,727,578

59

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The details of debentures as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2021	2020
The 34-1st unsecured public debenture	2018.3.9	2021.3.9	—	—	290,000,000
The 34-2nd unsecured public debenture	2018.3.9	2023.3.9	3.02	210,000,000	210,000,000
The 35th unsecured public debenture	2018.6.12	2021.6.11	—	—	250,000,000
The 36-1st unsecured public debenture	2019.4.18	2022.4.18	2.00	250,000,000	250,000,000
The 36-2nd unsecured public debenture	2019.4.18	2024.4.18	2.09	250,000,000	250,000,000
The 37-1st unsecured public debenture	2019.6.14	2022.6.14	1.74	100,000,000	100,000,000
The 37-2nd unsecured public debenture	2019.6.14	2024.6.14	1.80	150,000,000	150,000,000
The 38-1st unsecured public debenture	2020.6.11	2022.6.10	1.45	170,000,000	170,000,000
The 38-2nd unsecured public debenture	2020.6.11	2023.6.9	1.54	130,000,000	130,000,000
The 39-1st unsecured public debenture	2021.3.4	2024.3.4	1.31	110,000,000	—
The 39-2nd unsecured public debenture	2021.3.4	2026.3.4	1.70	120,000,000	—
The 40-1st unsecured public debenture	2021.4.23	2024.4.23	1.53	300,000,000	—
The 40-2nd unsecured public debenture	2021.4.23	2026.4.23	1.94	200,000,000	—
The 21-1 public debenture in foreign currency	2021.11.1	2026.11.1	2.13	355,650,000	—
Less: Discount on debentures issued				(5,470,519)	(2,403,031)

				2,340,179,481	1,797,596,969

The changes in borrowings for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	22,507,306,458	17,271,460,024
Increase(decrease) in call money	(250,000,000)	125,000,000
Increase(decrease) in borrowings from banks	(2,787,298)	2,787,298
Increase(decrease) in borrowings from KSFC	(256,903,943)	180,000,000
Increase in asset-backed short-term bonds	175,000,000	180,000,000
Increase(decrease) in securities sold under repurchase agreements	(1,462,985,663)	2,819,584,137
Increase in short-term note issued	742,417,752	1,627,862,702
Increase in debentures	542,582,512	300,612,297

Ending balance	21,994,629,818	22,507,306,458

60

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Present value of defined benefit obligations	70,914,622	72,288,500
Fair value of plan assets	(15,294,733)	(18,652,077)

Net defined benefit liabilities	55,619,889	53,636,423

The changes in the defined benefit obligation for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	72,288,500	68,027,108
Current service cost	18,145,235	15,359,347
Interest cost	780,607	907,330
Past service cost	1,315,190	—
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions	20,113,645	—
Actuarial gains and losses arising from changes in financial assumptions	(1,706,991)	3,756,997
Actuarial gains and losses arising from experience adjustments	(15,407,457)	2,786,630
Payments from plans:	(1,416,118)	(2,014,834)
Payments from the Company	(14,513,685)	(15,773,057)
Transfer from related companies	1,823,363	414,573
Transfer to related companies	(895,469)	(1,175,594)
Settlement	(5,301,320)	—
Gain or loss on settlement	(4,310,878)	—

Ending balance	70,914,622	72,288,500

The changes in the fair value of plan assets for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(18,652,077)	(18,577,975)
Interest income	(204,480)	(320,100)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	87,124	57,038
Contributions by employers	(2,297,614)	(2,586,895)
Payments from plans:
Benefits paid	1,416,118	2,014,834
Settlement	5,284,090	—
Transfer from related companies	(1,823,363)	(414,573)
Transfer to related companies	895,469	1,175,594

Ending balance	(15,294,733)	(18,652,077)

61

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	9,539,927	62.37	15,199,118	81.49
Investment funds	2,327,801	15.22	1,523,310	8.16
Derivatives	3,427,005	22.41	1,929,649	10.35

	15,294,733	100.00	18,652,077	100.00

Key actuarial assumptions used as at December 31, 2021 and 2020, are as follows:

	2021	2020
Discount rate	DB (Special retirement by salaries peak plan) 2.5%, Compensation promotion DC 2.3%	DB 1.2~1.7 % Special retirement by salaries peak plan 1.8% Compensation promotion DC 1.2%

Expected salary growth rate

DB : executives 0%

DC: Promotion + Base up
(December 31, 2021 : 2.3%,
After December 31, 2022 : 2.0%)

Special retirement by salaries peak
plan : January 1st, 2022 : 4.6%(2.3% +
Promotion added 2.3%)

After January 1st, 2023 : 4.3% (2.0% +
Promotion added 2.3%)

DB : executives 0%

DC: Promotion + Base up
(December 31, 2020 : 2%,
After December 31, 2021 : 1.7%)

Special retirement by salaries peak
plan : January 1st, 2021 : 4.36%(2.0%
+ Promotion added 2.36%)

After January 1st, 2022 : 4.06% (1.7%
+ Promotion added 2.36%)

DB : January 1st, 2021 : 4.36% , after
January 1st, 2022 : 4.06%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2021, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,786,004)	1,891,348
Expected salary growth rate[1]	0.50%	1,705,749	(1,617,655)
Retirement rate	0.50%	(1,164,586)	1,217,894

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

62

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The effect of defined benefit plan on future cash inflows

Expected maturity analysis of undiscounted pension benefits as at December 31, 2021, is as follows:

(in thousands of Korean won)	Less than 1 year [1]	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	11,764,609	4,827,786	27,486,101	36,239,221	65,558,364	145,876,081

[1]	Fixed pension benefits of ~~W~~12.4 billion under promotion compensation defined contribution plan is excluded.

The weighted average duration of the defined benefit obligations is 5.7 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2022 are ~~W~~1,187 million.

18.2 Defined Contribution Plans

The Company recognized the expenses of ~~W~~5,766,377 thousand and ~~W~~6,860,403 thousand for defined contribution plans for the years ended December 31, 2021 and 2020, respectively.

19. Provisions

The details of provisions as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Provisions for non-financial guarantees	1,680,410	1,342,023
Provisions for asset retirement obligation[1]	7,997,559	8,114,793
Provisions for lawsuits	25,150,112	10,643,375
Provisions for the points	2,569,985	2,205,019
Provisions for others	68,700,000	60,565,500

	106,098,066	82,870,710

[1]	The Company recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2021 and 2020 are as follows,

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,342,023	—	—
Transfer between stages
Transfer to lifetime expected credit losses (non-impaired)	(23,238)	23,238	—
Provision for losses (Reversal of provision)	323,273	14,908	—
Other transfer (foreign exchange and other)	206	—	—

Ending [1]	1,642,264	38,146	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

63

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,078,479	425,126	—
Provision for losses (Reversal of provision)	269,859	(425,126)	—
Other transfer (foreign exchange and other)	(6,315)	—	—

Ending [1]	1,342,023	—	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

The changes in other provisions for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687
Contribution	57,684	8,892	4,520,637	36,700,000	41,287,213
Use	(304,037)	(206,240)	(4,155,671)	(13,861,416)	(18,527,364)
Amortization of discounts	129,119	—	—	—	129,119
Other [1]	—	14,704,084	—	(14,704,084)	—

Ending	7,997,559	25,150,111	2,569,985	68,700,000	104,417,655

[1]	As a lawsuit was filed during the year ended December 31, 2021, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

	2020
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	5,782,187	10,531,027	1,530,704	—	17,843,918
Contribution	2,671,746	197,348	4,109,548	60,565,500	67,544,142
Reversal	—	(85,000)	(24,373)	—	(109,373)
Use	(458,673)	—	(3,410,860)	—	(3,869,533)
Amortization of discounts	119,533	—	—	—	119,533

Ending	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687

64

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other payables	3,037,222,814	6,255,743,686
Accrued expenses	40,961,608	31,785,255
Financial guarantee liabilities	97,766,009	83,046,025
Provisions for financial guarantee contracts	2,959,848	3,030,159
Leasehold deposits received	7,319,921	10,782,775
Lease liabilities	123,400,384	143,799,238
Other	1,117,510	2,184,178

	3,310,748,094	6,530,371,316

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	443,598	2,586,561	—
Provision for losses (Reversal of provision)	1,328,791	(1,399,102)	—

Ending [1]	1,772,389	1,187,459	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

(in thousands of Korean won)	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,222,531	6,361,116	—
Provision for losses (Reversal of provision)	(778,933)	(3,774,555)	—

Ending [1]	443,598	2,586,561	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

65

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

21. Other Liabilities

The details of other liabilities as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Account payables	43,216,188	45,459,314
Accrued expenses	258,774,213	249,449,785
Advances from customers	4,615,843	3,722,498
Unearned revenue	52,220,555	32,042,212
Taxes withheld	32,002,782	29,374,619
Other long-term employee benefits	7,630,850	5,954,258
Others	3,826,567	6,862,484

	402,286,998	372,865,170

22. Share Capital

The details of share capital as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won, except per share)	Authorized shares	Outstanding shares	Par value per share	2021	2020
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2021 and 2020.

23. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,088,147	382,088,147

	1,479,110,086	1,479,110,086

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There are no changes in other paid-in capital for the years ended December 31, 2021 and 2020.

66

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

24. Retained Earnings

The details of retained earnings as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Legal reserve
Earned surplus reserve [1]	101,656,298	88,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,540,948,010	1,310,663,602
Regulatory reserve for credit losses [3]	100,223,524	99,058,565
Unappropriated retained earnings	527,666,984	374,449,367

	2,270,994,816	1,873,327,832

[1]

The Commercial Act of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	1,873,327,832	1,578,878,465
Profit for the year	597,645,711	374,268,350
Dividends	(200,000,000)	(80,000,000)
Transfer to gain due to disposal of revaluation assets	21,273	181,017

Ending balance	2,270,994,816	1,873,327,832

The amount of dividends and dividends per share for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	234	70,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	435	130,000,000

	2020
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	267	80,000,000

67

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Appropriation of retained earnings for the years ended December 31, 2021 and 2020, consists of:

	2021		2020
(in thousands of Korean won)	(Expected date of appropriation: March 24, 2022)		(Date of appropriation: March 24, 2021)
Unappropriated retained earnings
Balance at the beginning of year	—		—
Changes of accounting policies	—		—
Interim dividend	(70,000,000)		—
Transfer to gain due to disposal of revaluation assets	21,274		181,017
Profit for the year	597,645,711	527,666,985	374,268,350	374,449,367

Transfer from appropriated retained earnings
Regulatory reserve for credit losses	—	—	—	—

Appropriation of retained earnings
Earned surplus reserve	27,000,000		13,000,000
Regulatory reserve for credit losses	1,618,637		1,164,959
Voluntary reserves	299,048,348		230,284,408
Dividends	200,000,000	527,666,985	130,000,000	374,449,367

(cash dividends per ordinary share: ~~W~~669 (13.39%) in 2021)
(cash dividends per ordinary share: ~~W~~435 (8.71%) in 2020)
Unappropriated retained earnings carried forward to subsequent year		—		—

Payout and dividend yield ratios as at December 31, 2021 and 2020, are as follows:

	2021		2020
	Ordinary share		Ordinary share
	Interim dividend	Annual dividend	Annual dividend
Number of shares outstanding	298,620,424 shares	298,620,424 shares	298,620,424 shares
Number of treasury shares	—	—	—
Number of dividend shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Par value per share (in Korean won)	5,000	5,000	5,000
Payout ratio	4.68%	13.40%	8.71%
Scheduled dividends (in thousands of Korean won)	70,000,000	200,000,000	130,000,000
Dividends per share (in Korean won)	234	670	435

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

68

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The details of the regulatory reserve for credit losses to be appropriated as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning	100,223,524	99,058,565
Amounts to be reserved	1,618,637	1,164,959

Ending	101,842,161	100,223,524

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Profit for the year before reserve for credit loss	597,645,711	374,268,350
Amounts to be reserved	(1,618,637)	(1,164,959)

Adjusted profit after reversal (provision) of reserve for credit losses[1]	596,027,074	373,103,391

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

25. Other Components of Equity

The details of other components of equity as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Changes in the fair value of financial assets at FVOCI	216,494,145	205,927,502
Revaluation surplus	26,749,635	26,770,909
Remeasurements of net defined benefit liabilities	(40,522,467)	(38,284,884)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	2,225,784	(11,488,824)

	204,947,097	182,924,703

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	205,927,502	172,279,079
Gain on valuation	17,339,966	46,426,044
Tax effect of gain (loss) on valuation [1]	(4,768,491)	(12,767,162)
Transfer to gain (loss) due to disposal or impairment	(2,765,286)	(14,425)
Tax effect of transfer [1]	760,454	3,966

Ending balance	216,494,145	205,927,502

[1]	Including income tax effect (Note 34).

69

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The changes in gain on revaluation of property and equipment for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	26,770,909	26,951,926
Transfer to retained earnings due to disposal of revaluation assets	(21,274)	(181,017)

Ending balance	26,749,635	26,770,909

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(38,284,884)	(33,499,401)
Changes during the year	(3,086,321)	(6,600,665)
Tax effect [1]	848,738	1,815,183

Ending balance	(40,522,467)	(38,284,883)

[1]	Including income tax effect (Note 34).

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Beginning balance	(11,488,824)	(20,320,972)
Changes during the year	18,916,700	12,182,272
Tax effect [1]	(5,202,092)	(3,350,124)

Ending balance	2,225,784	(11,488,824)

[1]	Including income tax effect (Note 34).

70

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

26. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Brokerage commissions	707,045,069	633,639,605
Underwriting commissions	128,888,234	103,322,206
Brokerage commissions on collective investment securities	28,155,111	19,308,105
Management fee on asset management	32,036,202	25,343,004
Commissions on merger and acquisition	134,615,127	107,449,257
Trust fees and commissions	14,581,037	13,817,303
Other commissions	121,762,248	103,011,604

	1,167,083,028	1,005,891,084

The details of fee and commission expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Trading commission	58,391,360	38,358,651
Advisory fees	1,967,202	1,063,507
Investment management delegation fees	183,377	193,824
Commission fees on group brand	18,459,525	14,743,067
Contributions to other institutions	7,593,876	4,169,119
Others	84,654,029	48,959,894

	171,249,369	107,488,062

71

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

27. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,162,211,517	1,275,824,696	(113,613,179)
Financial instruments designated at FVTPL	625,254,719	654,985,522	(29,730,803)
Derivative financial instruments	3,732,757,673	3,604,045,185	128,712,488
Financial assets at FVOCI [1]	4,513,829	15,923,820	(11,409,991)

	5,524,737,738	5,550,779,223	(26,041,485)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,487,948,915	1,337,925,897	150,023,018
Financial instruments designated at FVTPL	664,122,831	1,144,335,895	(480,213,064)
Derivative financial instruments	4,860,761,428	4,544,231,144	316,530,284
Financial assets at FVOCI [1]	18,940,519	9,928,941	9,011,578

	7,031,773,693	7,036,421,877	(4,648,184)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,091,448,161	1,195,909,031	(104,460,870)
Financial liabilities at FVTPL	70,763,356	79,915,665	(9,152,309)

	1,162,211,517	1,275,824,696	(113,613,179)

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,460,081,551	1,185,115,347	274,966,204
Financial liabilities at FVTPL	27,867,364	152,810,550	(124,943,186)

	1,487,948,915	1,337,925,897	150,023,018

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	573,754,517	567,589,577	6,164,940
Other OTC derivative-combined contract sold	45,436,321	80,650,312	(35,213,991)
Exchange traded notes sold	6,063,881	6,745,633	(681,752)

	625,254,719	654,985,522	(29,730,803)

72

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	620,829,697	1,053,036,533	(432,206,836)
Other OTC derivative-combined contract sold	43,060,556	90,962,806	(47,902,250)
Exchange traded notes sold	232,578	336,556	(103,978)

	664,122,831	1,144,335,895	(480,213,064)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,324,289,219	1,263,279,444	61,009,775
Currency	636,273,231	553,099,242	83,173,989
Stock	1,585,739,354	1,585,671,006	68,348
Credit	20,146,569	13,981,328	6,165,241
Commodity	21,864,231	14,815,335	7,048,896
Others	144,445,069	173,198,830	(28,753,761)

	3,732,757,673	3,604,045,185	128,712,488

	2020
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,043,911,650	1,025,588,460	18,323,190
Currency	754,318,173	679,958,317	74,359,856
Stock	2,789,073,860	2,544,553,512	244,520,348
Credit	28,505,874	19,213,472	9,292,402
Commodity	18,097,049	21,796,632	(3,699,583)
Others	226,854,822	253,120,751	(26,265,929)

	4,860,761,428	4,544,231,144	316,530,284

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	4,513,829	15,923,820	(11,409,991)

	2020
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	18,940,519	9,928,940	9,011,579

As at December 31, 2021, the Company holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Company holds beneficiary certificates and TRS contracts of ~~W~~191.5 billion (nominal amount). Meanwhile, the Company sold ~~W~~68.1 billion in subsidiary funds of the fund.

73

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2021, one lawsuit was filed to the Company as a defendant and the Company recognizes provisions for lawsuits for the estimated losses due to the possibility of additional lawsuits being filed in the future.

28. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	341,201,835	372,012,851
Interest on loans at FVTPL	6,773,305	5,637,374
Interest on commercial papers	52,496,923	51,606,560

	400,472,063	429,256,785

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	3,469,282	3,129,997
Interest on debt instruments at FVOCI	47,099,927	45,258,834
Interest on broker’s loans	204,101,340	151,123,816
Interest on loans	53,326,130	57,804,610
Interest on deposits with KSFC	1,834,470	1,305,407
Interest on certificates of deposit	12,974	9,988
Interest on deposits with financial institution	5,560	10,173
Interest on bonds purchased under resale agreements	3,909,987	4,175,639
Gains on transactions of certificates of deposits	43,948	27,741
Interest on deposits	14,874,588	30,225,100
Interest on other receivables	2,013,586	1,805,224
Others [1]	6,388,935	4,508,779

	337,080,727	299,385,308

	737,552,790	728,642,093

[1]	Interest on lease receivables of ~~W~~1,616 million and ~~W~~1,734 million for the year ended December 31, 2021 and 2020, respectively, are included.

The details of interest expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Interest on borrowings	15,698,640	18,307,616
Interest on customers’ deposits	6,634,860	7,605,230
Interest on bonds sold under repurchase agreements	91,025,829	113,243,309
Losses on transactions of certificates of deposit	619	35
Interest on call money	3,045,203	2,723,083
Interest on debentures	41,745,311	39,682,637
Interest on short-term note issued	43,200,628	45,714,150
Interest on asset-backed short-term bonds	7,351,150	5,025,090
Fees for the proceeds from the sale of stocks loaned	1,191	—
Others [1]	3,725,794	6,798,658

	212,429,225	239,099,808

[1]	Interest on lease liabilities of ~~W~~2,787 million and ~~W~~3,676 million for the year ended December 31, 2021 and 2020, respectively, are included.

74

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

29. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The details of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain(Loss) on valuation of financial assets measured at amortised cost
Reversal(Provision) of allowance for credit losses of loans	(4,314,871)	64,247
Reversal(Provision) of allowance for credit losses of deposits	106,947	(85,351)
Reversal(Provision) of allowance for credit losses of other financial assets	(1,063,262)	(18,977,595)
Gain(Loss) on disposal of financial assets measured at amortised cost
Gain(Loss) on disposal of loans measured at amortised cost	1,405,114	23,467,297

	(3,866,072)	4,468,598

30. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain on foreign currency transactions	692,728,817	870,162,329
Gain on foreign exchange translation	85,145,483	85,433,976

	777,874,300	955,596,305

The details of loss on foreign currency transactions for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Loss on foreign currency transactions	716,902,499	852,233,021
Loss on foreign exchange translation	28,832,518	223,685,837

	745,735,017	1,075,918,858

31. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Dividend income	43,442,376	39,104,346
Distribution income	101,195,360	77,205,128
Reversal of provision for credit loss	2,758,899	6,639,991
Others	3,137,321	1,213,616

	150,533,956	124,163,081

The details of other operating expenses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Provision for credit losses	3,026,767	1,931,236
Others	42,694,906	24,438,329

	45,721,673	26,369,565

75

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

32. Selling and Administrative Expenses

(a) The details of selling and administrative expenses for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Labor costs
Salaries	449,001,959	405,677,156
Post-employment benefits	21,492,051	22,806,980
Retirement bonus	619,728	24,047,419
Other long-term employee benefits	2,415,192	819,275
Employee benefits	80,461,703	64,268,964

	553,990,633	517,619,794

Other selling and administrative expenses
Employee benefits	9,980,170	9,031,346
Sales promotion expenses	3,056,724	1,625,149
Computer system operation expenses	24,436,828	20,470,731
Management expenses for rent	20,531,947	22,373,130
Commissions	24,093,066	36,776,858
Research and development	208,948	145,547
Advertising expenses	28,029,037	16,463,910
Depreciation	41,466,055	46,755,247
Training expenses	1,521,905	1,229,924
Amortization expenses of intangible assets	22,148,402	17,726,028
Taxes and dues	33,218,538	29,586,838
Consignment fees	4,536,892	1,759,286
Others	54,294,279	55,340,062

	267,522,791	259,284,056

	821,513,424	776,903,850

(b) Stock Grant Agreement

The executives of the Company have stock grant agreement with KB Financial Group Inc., in which the Company settles the expense arising from the agreement with KB Financial Group Inc. The Company recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2021, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-16	2013-10-1	202	—	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2017-6-1	19,252	2,177	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2017-1-1	81,701	19,490	Service, vesting conditions : market 20%, non-market 80%
Series 1-23	2017-1-9	2,299	258	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	405	Service, vesting conditions : market 30%, non-market 70%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-27	2017-8-26	2,952	431	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	14,698	5,561	Service, vesting conditions : market 20%, non-market 80%

76

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-29	2018-7-9	1,208	285	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	63,906	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	4,580	4,188	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	2,711	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	4,463	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	4,254	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	2,153	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	64,546	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	3,965	Service, vesting conditions : market 20%, non-market 80%
Series 1-39	2020-8-1	12,551	8,905	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	95,798	51,397	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	5,675	2,837	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,064	1,271	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,190	2,076	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	2,016	604	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,402	704	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,276	477	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	2,571	429	Service, vesting conditions : market 20%, non-market 80%

		416,801	253,956

[1]	The number of maximum payable shares per executive as at December 31, 2021.

The details of share grants linked to short-term performance as at December 31, 2021, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	2,961	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	63,142	18,118	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	70,959	42,669	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	47,664	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	68,689	68,689	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	80,573	80,573	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	27,089	14,979	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	11,355	4,918	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	25,393	15,369	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	35,864	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	77,112	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	328,028	81,867	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	288,006	195,901	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	296,950	296,950	Proportional to service period, vesting conditions satisfied

		1,448,875	983,634

[1]	The number of maximum payable shares per executive as at December 31, 2021.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

77

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2021, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	1.349	—	51,523~53,308
Series 1-8	1.349	—	51,523~53,308
Series 1-10	1.349	—	51,523~53,308
Series 1-11	1.349	—	47,631~47,631
Series 1-13	1.349	—	47,631~53,308
Series 1-16	1.349	—	—
Series 1-19	1.349	—	45,096~47,631
Series 1-21	1.349	—	45,096~56,379
Series 1-22	1.349	—	45,096~56,379
Series 1-23	1.349	—	56,379~56,379
Series 1-24	1.349	—	45,096~56,379
Series 1-25	1.349	—	53,308~56,379
Series 1-26	1.349	—	45,096~56,379
Series 1-27	1.349	—	56,379~56,379
Series 1-28	1.349	—	45,096~56,379
Series 1-29	1.349	—	53,308~56,379
Series 1-30	1.349	—	48,344~56,379
Series 1-31	1.349	—	45,096~56,379
Series 1-32	1.349	46,800~56,379	46,800~50,023
Series 1-33	1.349	45,096~56,379	50,023~56,379
Series 1-34	1.349	50,023~56,379	50,023~53,308
Series 1-35	1.349	45,096~56,379	45,096~56,379
Series 1-36	1.349	50,023~56,379	50,023~53,308
Series 1-37	1.349	45,096~56,379	50,023~56,379
Series 1-38	1.349	48,344~53,308	48,344~51,523
Series 1-39	1.349	48,344~53,308	48,344~51,523
Series 1-40	1.349	48,344~56,379	48,344~53,308
Series 1-41	1.349	46,800~51,523	46,800~50,023
Series 1-42	1.349	46,800~51,523	46,800~50,023
Series 1-43	1.349	46,800~51,523	46,800~50,023
Series 1-44	1.349	46,800~51,523	46,800~50,023
Series 1-45	1.349	46,800~51,523	46,800~50,023
Series 1-46	1.349	46,800~51,523	46,800~50,023
Series 2-3	1.349	—	47,631~56,379
Series 2-4	1.349	—	45,096~56,379
Series 2-5	1.349	—	45,096~56,379
Series 2-6	1.349	—	45,096~56,379
Series 2-7	1.349	—	46,800~56,379
Series 2-8	1.349	—	46,800~54,649
Series 3-3	1.349	—	47,631~56,379
Series 3-4	1.349	—	45,096~56,379
Series 3-5	1.349	—	45,096~56,379
Series 3-6	1.349	—	45,096~56,379
Series 3-7	1.349	—	48,344~56,379
Series 4-1	1.349	—	45,096~56,379
Series 4-2	1.349	—	53,308~56,379
Series 4-3	1.349	—	51,523~56,379

The Company used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

78

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~63,084,932 thousand and ~~W~~41,106,115 thousand are recorded as accrued expenses to KB Financial Group Inc as at December 31, 2021 and 2020, respectively.

33. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Gain on disposal of property and equipment	170,470	1,447,234
Gain on disposal of investment properties	246,867	5,718,631
Gain on disposal of intangible assets	3,362	301,779
Reversal of impairment loss on intangible assets	2,630,059	2,505,542
Rent	7,012,044	9,668,495
Gain on restoration	304,037	83,082
Gain related to investments in subsidiaries and associates	46,242,488	47,869,843
Others	2,225,186	2,029,482

	58,834,513	69,624,088

The details of non-operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	2021	2020
Loss on disposal of property and equipment	184,710	1,318,489
Loss on disposal of investment properties	—	2,322,292
Depreciation of investment properties	442,702	—
Loss on disposal of intangible assets	40,656	87,296
Impairment loss on intangible assets	121,016	172,148
Loss related to investments in subsidiaries and associates	11,701,543	69,001,405
Donation	7,014,314	5,918,216
Loss on restoration	—	1,690,797
Others	33,612,383	65,001,787

	53,117,324	145,512,430

79

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

34. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Current tax
Current tax on profits for the year	210,118,248	139,736,824
Adjustments in respect of prior years	2,530,896	74,505
Deferred tax
Origination and reversal of temporary differences	14,210,462	9,761,132
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(4,008,037)	(12,763,196)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(5,202,093)	(3,350,125)
Remeasurements of net defined benefit liabilities	848,738	1,815,183
Tax effect derived from group’s income tax system	(3,938,929)	2,901,818

Income tax expense	214,559,285	138,176,141

Reconciliation of profit before tax and tax expense for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Profit before tax (A)	812,204,996	512,444,491

Tax based on statutory rate	212,994,374	130,558,795
Adjustments
Non-deductible expense	5,549,618	3,527,812
Non-taxable income	(1,197,227)	(440,064)
Changes in deferred tax assets (liabilities) that have not been recognized	(300,531)	3,442,387
Effect from tax reduction and credit	(81,033)	(987,422)
Adjustment in respect of prior years	2,530,896	74,505
Tax effect from group’s income tax system	(3,938,930)	2,901,818
Others	(997,882)	(901,690)

Tax expense (B)	214,559,285	138,176,141

Effective tax rate (B/A)	26.42%	26.96%

The changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	5,354,729	(731,999)	—	4,622,730
Financial assets at FVOCI	(77,700,924)	2,498,784	(4,008,037)	(79,210,177)
Defined benefit obligation	19,879,337	(1,226,555)	848,739	19,501,521
Other long-term employee benefits	1,637,421	461,063	—	2,098,484
Financial assets at FVTPL	(36,226,370)	91,471,135	—	55,244,765
Financial liabilities at FVTPL	83,623,427	(127,528,819)	(5,202,093)	(49,107,485)
Accrued expenses	68,421,675	7,335,888	—	75,757,563
Dividends (specific overseas company)	10,809,313	(263,662)	—	10,545,651
Accrued income	(22,546,280)	(442,466)	—	(22,988,746)

80

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Property and equipment	(9,816,743)	34,116	—	(9,782,627)
Provisions for asset retirement obligation	2,231,568	(32,239)	—	2,199,329
Investments in associates and subsidiaries	(643,340)	2,391,164	—	1,747,824
Derivatives	(70,377,421)	12,918,654	—	(57,458,767)
Loans	170,188	1,414,300	—	1,584,488
Intangible assets	(20,771,808)	241,458	—	(20,530,350)
Plan assets	(5,129,321)	923,269	—	(4,206,052)
Advance depreciation provision	(2,560,369)	58,573	—	(2,501,796)
Interest related to loan for construction	(68,829)	3,878	—	(64,951)
Others	35,890,999	4,323,856	—	40,214,855

Subtotal	(17,680,662)	(6,149,602)	(8,361,391)	(32,191,655)
Unrecognized deferred tax assets (liabilities)	(3,304,176)	(300,531)	—	(3,604,707)

Deferred tax assets (liabilities), net [1]	(14,376,486)	(5,849,071)	(8,361,391)	(28,586,948)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

	2020
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	8,486,003	(3,131,274)	—	5,354,729
Financial assets at FVOCI	(64,842,702)	(95,026)	(12,763,196)	(77,700,924)
Defined benefit obligation	18,707,455	(643,300)	1,815,183	19,879,338
Other long-term employee benefits	2,162,100	(524,679)	—	1,637,421
Financial assets at FVTPL	(28,430,491)	(7,795,879)	—	(36,226,370)
Financial liabilities at FVTPL	109,501,218	(22,527,667)	(3,350,125)	83,623,426
Accrued expenses	46,873,332	21,548,343	—	68,421,675
Dividends (specific overseas company)	7,410,295	3,399,017	—	10,809,312
Accrued income	(23,288,324)	742,044	—	(22,546,280)
Property and equipment	(9,673,829)	(142,914)	—	(9,816,743)
Provisions for asset retirement obligation	1,590,101	641,467	—	2,231,568
Investments in associates and subsidiaries	(643,339)	(1)	—	(643,340)
Derivatives	(72,386,577)	2,009,156	—	(70,377,421)
Loans	460,582	(290,394)	—	170,188
Intangible assets	(19,232,365)	(1,539,443)	—	(20,771,808)
Plan assets	(5,108,943)	(20,378)	—	(5,129,321)
Advance depreciation provision	(3,538,376)	978,007	—	(2,560,369)
Interest related to loan for construction	(72,707)	3,878	—	(68,829)
Others	20,522,564	15,368,436	—	35,891,000

Subtotal	(11,361,917)	7,979,393	(14,298,138)	(17,680,662)
Unrecognized deferred tax assets (liabilities)	(6,746,563)	3,442,387	—	(3,304,176)

Deferred tax assets (liabilities), net [1]	(4,615,354)	4,537,006	(14,298,138)	(14,376,486)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

81

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Taxable temporary difference
Investments in subsidiaries	17,815,543	17,815,543
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	77,150,083	77,150,083

Deductible temporary difference
Commission (local subsidiary)	7,512,805	7,646,875
Dividends (specific overseas company)	38,347,821	39,306,592
Investments in subsidiaries	15,476,124	15,476,124
Others	2,705,305	2,705,305

	64,042,055	65,134,896

	13,108,028	12,015,187

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(4,768,491)	(12,767,162)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(5,202,093)	(3,350,125)
Remeasurements of net defined benefit liabilities	848,738	1,815,183
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	760,454	3,966

	(8,361,392)	(14,298,138)

82

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

35. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Derivative asset (hedging)	Totals
Financial Assets
Cash and deposits	—	—	3,345,119,600	—	3,345,119,600
Financial Assets at FVTPL	33,833,764,376	—	—	—	33,833,764,376
Derivatives	811,015,166	—	—	—	811,015,166
Equity instruments at FVOCI	—	445,652,737	—	—	445,652,737
Debt instruments at FVOCI	—	3,392,645,493	—	—	3,392,645,493
Loans measured at amortised cost	—	—	5,430,443,816	—	5,430,443,816
Other financial assets	—	—	3,724,896,077	—	3,724,896,077

	34,644,779,542	3,838,298,230	12,500,459,493	—	50,983,537,265

	2021
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL	—	9,160,923,652	—	—	9,160,923,652
Derivative financial liabilities	830,630,902	—	—	6,068,500	836,699,402
Deposit liabilities	—	—	8,400,368,430	—	8,400,368,430
Borrowings	—	—	21,994,629,818	—	21,994,629,818
Other financial liabilities	—	—	3,310,748,094	—	3,310,748,094

	3,656,553,820	9,160,923,652	33,705,746,342	6,068,500	46,529,292,314

83

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Derivative asset (hedging)	Totals
Financial Assets
Cash and deposits	—	—	3,545,084,661	—	3,545,084,661
Financial Assets at FVTPL	33,177,803,060	—	—	—	33,177,803,060
Derivatives	927,311,466	—	—	—	927,311,466
Equity instruments at FVOCI	—	378,927,105	—	—	378,927,105
Debt instruments at FVOCI	—	3,524,854,340	—	—	3,524,854,340
Loans measured at amortised cost	—	—	5,000,229,374	—	5,000,229,374
Other financial assets	—	—	6,837,524,263	—	6,837,524,263

	34,105,114,526	3,903,781,445	15,382,838,298	—	53,391,734,269

	2020
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	—	1,884,675,400
Financial liabilities designated at FVTPL	—	9,796,959,305	—	—	9,796,959,305
Derivative financial liabilities	849,373,391	—	—	816,000	850,189,391
Deposit liabilities	—	—	7,688,906,486	—	7,688,906,486
Borrowings	—	—	22,507,306,458	—	22,507,306,458
Other financial liabilities	—	—	6,530,371,316	—	6,530,371,316

	2,734,048,791	9,796,959,305	36,726,584,260	816,000	49,258,408,356

84

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

36. Financial Instruments

36.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2021 and 2020, are as follows:

	2021		2020
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	3,345,119,600	3,345,119,600	3,545,084,661	3,545,084,661
Financial assets at FVTPL [1]	33,833,764,376	33,833,764,376	33,177,803,060	33,177,803,060
Derivative financial assets [1]	811,015,166	811,015,166	927,311,466	927,311,466
Financial assets at FVOCI	3,838,298,230	3,838,298,230	3,903,781,445	3,903,781,445
Loans measured at amortised cost	5,430,443,816	5,442,192,266	5,000,229,374	5,021,146,461
Other financial assets [2]	3,724,896,077	3,724,896,077	6,837,524,263	6,837,524,263

	50,983,537,265	50,995,285,715	53,391,734,269	53,412,651,356

	2021		2020
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	8,400,368,430	8,400,368,430	7,688,906,486	7,688,906,486
Financial liabilities at FVTPL	2,825,922,918	2,825,922,918	1,884,675,400	1,884,675,400
Financial liabilities designated at FVTPL [1]	9,160,923,652	9,160,923,652	9,796,959,305	9,796,959,305
Derivative financial liabilities [1]	836,699,402	836,699,402	850,189,391	850,189,391
Borrowings	21,994,629,818	21,981,900,347	22,507,306,458	22,535,234,176
Other financial liabilities [2]	3,310,748,094	3,310,748,094	6,530,371,316	6,530,371,316

	46,529,292,314	46,516,562,843	49,258,408,356	49,286,336,074

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates are presented at their book amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

36.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

85

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the Fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,098,545,069	24,110,564,296	1,607,975,591	32,817,084,956
Financial assets at FVTPL – equity instruments	367,264,430	528,403,259	121,011,731	1,016,679,420
Derivative financial assets [1]	68,529,631	532,676,875	209,808,660	811,015,166
Financial assets at FVOCI	20,989,065	3,450,533,070	366,776,095	3,838,298,230

	7,555,328,195	28,622,177,500	2,305,572,077	38,483,077,772

Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	2,825,922,918
Financial liabilities designated at FVTPL[1]	36,937,827	1,294,944,846	7,829,040,979	9,160,923,652
Derivative financial liabilities [1]	197,253,920	470,981,570	168,463,912	836,699,402

	3,060,114,665	1,765,926,416	7,997,504,891	12,823,545,972

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	8,401,883,047	21,745,480,089	2,004,797,120	32,152,160,256
Financial assets at FVTPL – equity instruments	537,383,392	394,160,283	94,099,129	1,025,642,804
Derivative financial assets [1]	74,688,984	411,129,242	441,493,240	927,311,466
Financial assets at FVOCI	110,134,549	3,485,076,697	308,570,199	3,903,781,445

	9,124,089,972	26,035,846,311	2,848,959,688	38,008,895,971

Financial liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	1,884,675,400
Financial liabilities designated at FVTPL[1]	1,039,843	581,635,249	9,214,284,213	9,796,959,305
Derivative financial liabilities [1]	196,840,180	518,414,937	134,934,274	850,189,391

	2,082,555,423	1,100,050,186	9,349,218,487	12,531,824,096

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

86

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

36.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	2021	Valuation techniques	Inputs

Financial assets at FVTPL	24,638,967,555	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others

Derivative financial assets(trading)	532,676,875	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others

Derivative financial assets(hedging)	—	DCF Model	Discount rate, exchange rate and others

Financial assets at FVOCI	3,450,533,070	DCF Model	Discount rate, Interest rate and others

	28,622,177,500

Financial liabilities designated at FVTPL	1,294,944,846	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate

Derivative financial liabilities(trading)	464,913,070	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	6,068,500	DCF Model	Discount rate, exchange rate and others

	1,765,926,416

(in thousands of Korean won)	2020	Valuation techniques	Inputs

Financial assets at FVTPL	22,139,640,372	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others

Derivative financial assets(trading)	411,129,242	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others

Derivative financial assets(hedging)	—	DCF Model	Discount rate, exchange rate and others

Financial assets at FVOCI	3,485,076,696	DCF Model	Discount rate, Interest rate and others

	26,035,846,310

87

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2020	Valuation techniques	Inputs

Financial liabilities designated at FVTPL	581,635,249	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate

Derivative financial liabilities(trading)	517,598,937	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility

Derivative financial liabilities(hedging)	816,000	DCF Model	Discount rate, exchange rate and others

	1,100,050,186

36.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Company. Unobservable inputs are produced by the external appraiser or internal valuation system and the Company reviews the adequacy of inputs. The risk management council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the risk management council is to be reported or approved by the risk committee.

(b) Changes in Recurring Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with level 3 fair value for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,098,896,249	308,570,199	306,558,966	(9,214,284,213)
Total gains or losses
Profit or loss	(1,512,188)	—	(66,664,335)	63,081,409
Other comprehensive income	—	39,799,222	—	(5,445,079)
Purchases	774,782,753	18,406,674	3,952,205	—
Sales	(1,195,604,829)	—	(169,985,927)	—
Issues	—	—	(32,516,161)	(8,233,127,666)
Settlements	—	—	—	9,560,734,570
Transfer within levels [1]	52,425,337	—	—	—

Ending balance	1,728,987,322	366,776,095	41,344,748	(7,829,040,979)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

88

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,429,084,894	266,226,360	328,302,659	(11,244,938,670)
Total gains or losses
Profit or loss	(111,888,232)	—	353,403,860	(396,733,496)
Other comprehensive income	—	42,343,839	—	(27,875,885)
Purchases	1,548,937,125	—	1,341,781	—
Sales	(1,848,824,999)	—	(319,037,886)	—
Issues	—	—	(42,731,644)	(9,333,419,908)
Settlements	—	—	89,781	11,788,683,746
Transfer within levels [1]	81,587,461	—	(14,809,585)	—

Ending balance	2,098,896,249	308,570,199	306,558,966	(9,214,284,213)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(26,217,164)	—	(109,925,653)	105,096,746
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	39,799,222	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	6,607,886

	(26,217,164)	39,799,222	(109,925,653)	111,704,632

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2020
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(100,098,423)	—	143,661,081	(105,534,507)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	42,343,839	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(9,346,158)

	(100,098,423)	42,343,839	143,661,081	(114,880,665)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

89

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2021
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Other derivative linked securities	29,067,962	DCF model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.26 ~ 0.54	Proportional

					Correlation	0.08 ~ 0.90	Proportional
	Other OTC derivative linked contract	99,015,526			Underlying asset volatility	0.16 ~ 0.26	Proportional
					Correlation	-0.60 ~ 0.77	Proportional
	Debt instruments	1,479,892,103			Underlying asset volatility	0.14 ~ 0.30	Proportional
	Equity instruments	121,011,731			Discount rate	0.10 ~ 0.17	Inversely proportional
Derivative financial assets (trading)	[1]	209,808,660			Underlying asset volatility	0.03 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.90	Proportional
Financial assets at FVOCI	Equity instruments	366,776,095	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.15	Inversely proportional

		2,305,572,077

Financial liabilities designated at FVTPL	Equity-linked securities sold	6,117,086,280	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.15 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.88	Proportional
	Derivatives linked securities sold	1,567,907,416			Underlying asset volatility	0.01 ~ 0.81	Proportional
					Correlation	-0.48 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold	144,047,283			Underlying asset volatility	0.15 ~ 0.30	Proportional
					Correlation	-0.60 ~ 0.74	Proportional
Derivative financial liabilities (trading)	[1]	168,463,912			Underlying asset volatility	0.05 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,997,504,891

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

90

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	39,294,908	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.23~0.25	Proportional
					Correlation	-0.61~0.74	Proportional
	Other derivative linked securities	200,925,330			Underlying asset volatility	0.08~0.68	Proportional
					Correlation	0.00~0.89	Proportional
	Other OTC derivative linked contract	395,700,132			Underlying asset volatility	0.20~0.44	Proportional
					Correlation	-0.61~0.89	Proportional
	Debt instruments	1,368,876,750			Underlying asset volatility	0.16~0.48	Proportional
	Equity instruments	94,099,129			Discount rate	0.08~0.18	Inversely proportional
Derivative financial assets (trading)	[1]	441,493,240			Underlying asset volatility	0.05~0.72	Proportional
					Correlation	-0.61~0.91	Proportional
Financial assets at FVOCI	Equity instruments	308,570,199	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01~0.01	Proportional
					Discount rate	0.11~0.14	Inversely proportional

		2,848,959,688

Financial liabilities designated at FVTPL	Equity-linked securities sold	7,015,384,894	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.20~0.72	Proportional
					Correlation	-0.61~0.89	Proportional
	Derivatives linked securities sold	1,615,390,797			Underlying asset volatility	0.01~0.68	Proportional
					Correlation	-0.50~0.91	Proportional
	Other OTC derivatives linked contract sold	583,508,522			Underlying asset volatility	0.20~0.54	Proportional
					Correlation	-0.61~0.89	Proportional
Derivative financial liabilities (trading)	[1]	134,934,274			Underlying asset volatility	0.20~0.68	Proportional
					Correlation	-0.61~0.91	Proportional

		9,349,218,487

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

91

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2021 and 2020, are as follows.

	2021
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	7,078,832	(5,695,295)	—	—
Derivative financial assets [1]	19,235,324	(19,935,240)	—	—
Financial assets at FVOCI [2]	—	—	26,761,121	(18,444,528)

	26,314,156	(25,630,535)	26,761,121	(18,444,528)

Financial liabilities
Financial liabilities designated at FVTPL[1]	78,355,694	(82,796,956)	—	—
Derivative financial liabilities [1]	31,113,821	(29,105,058)	—	—

	109,469,515	(111,902,014)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2020
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	16,995,137	(14,399,489)	—	—
Derivative financial assets [1]	22,741,681	(24,980,628)	—	—
Financial assets at FVOCI [2]	—	—	18,733,526	(12,585,448)

	39,736,818	(39,380,117)	18,733,526	(12,585,448)

Financial liabilities
Financial liabilities designated at FVTPL[1]	46,859,961	(42,994,436)	—	—
Derivative financial liabilities [1]	7,251,984	(7,136,832)	—	—

	54,111,945	(50,131,268)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

92

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(e) Day 1 Profit and Loss

If the Company uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2021	2020
Balances at the beginning of the year (A)	70,759,191	51,580,418
Incurred during the year (B)	176,475,408	166,554,981
Amounts recognized in profit or loss during the year (C)	(153,238,804)	(147,376,208)

Balances at the end of the year (A+B+C)	93,995,795	70,759,191

36.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	5,442,192,266	5,442,192,266
Financial liabilities
Borrowings	—	—	21,981,900,347	21,981,900,347

	2020
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	5,021,146,461	5,021,146,461
Financial liabilities
Borrowings	—	—	22,535,234,176	22,535,234,176

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that are used book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

93

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(b) Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits

The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings

The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities

The book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity. However, DCF method is applied for several long-term receivables or payables.

36.6 Derecognition of financial assets

The Company continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Company transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements has repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Company has almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2021 and 2020, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2021
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	8,452,138,400	253,040	1,990,336,464	—
Carrying amount of related liabilities	8,253,574,637	—	1,893,044,535	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2021, the accrued interests related to debt securities of ~~W~~51,550 million is excluded.

	2020
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	10,593,466,072	19,811,120	2,117,185,736	—
Carrying amount of related liabilities	10,050,368,480	—	2,012,167,226	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2020, the accrued interests related to debt securities of ~~W~~88,474 million is excluded.

94

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37. Financial Risk Management

37.1 Summary

37.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout these notes to financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Company’s key risks. These risks are measured and managed by quantifying regulatory capital and VaR (Value at Risk) using a statistical method.

37.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss risk management committee, establish and amend the risk management committee policies, establish the Company’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk management committee

The risk management committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The risk management committee executes the operations delegated by board of directors in accordance with risk management committee policy

(c) Risk management council

Risk management council consists members by appointing Company’s executives, including the director, who is responsible for risk management, compliance, planning/management. Also the organization is delegated by risk management committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Company, such as supporting the risk management committee, reporting the Company’s risk level and computing net operating capital ratio.

37.1.3 Risk Management System

In order to establishing risk management structure, the Company built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Company performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

95

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of risk management committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

37.2 Credit Risk

37.2.1 Overview of Credit Risk

The Company is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

37.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. If the trading department of the Company wants to deal with the counterparty that may cause the credit risk, the trading department submit product management plan and application in advance to get approval by the risk management council and the risk management committee. The deal is executed when the approval by the risk management council and the risk management committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

37.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Agreement to purchase the commercial papers [1]	576,882,291	797,960,000
Guarantees and loan commitment	3,103,785,725	2,916,898,021

	3,680,668,016	3,714,858,021

[1]	As at December 31, 2021 and 2020, asset-backed short-term bonds amounting to ~~W~~101,660 million and ~~W~~237,940 million, respectively, held by the Company, are included

The Company does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

96

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,890,313,072	52.66	—	2,890,313,072
Corporations	2,598,335,650	47.34	(58,204,906)	2,540,130,744

	5,488,648,722	100.00	(58,204,906)	5,430,443,816

	2020
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,590,998,976	51.27	—	2,590,998,976
Corporations	2,463,120,433	48.73	(53,890,035)	2,409,230,398

	5,054,119,409	100.00	(53,890,035)	5,000,229,374

The details of the Company’s loans measured at amortised cost by industry as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,461,183,943	26.62	(14,964,413)	1,446,219,530
Manufacturing	432,375,654	7.88	(7,704,189)	424,671,465
Service	119,472,377	2.18	(10,785,553)	108,686,824
Others	585,303,675	10.66	(24,750,751)	560,552,924
Individuals	2,890,313,073	52.66	—	2,890,313,073

	5,488,648,722	100.00	(58,204,906)	5,430,443,816

	2020
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,752,052,054	34.67	(15,767,429)	1,736,284,625
Manufacturing	77,000,000	1.52	(4,179,161)	72,820,839
Service	28,509,777	0.56	(5,034,033)	23,475,744
Others	605,558,601	11.98	(28,909,412)	576,649,189
Individuals	2,590,998,977	51.27	—	2,590,998,977

	5,054,119,409	100.00	(53,890,035)	5,000,229,374

97

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Company’s securities (except equity instruments) by industry as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortized cost
Banking and insurance	3,345,752,093	100.00	(632,598)	3,345,119,495

	3,345,752,093	100.00	(632,598)	3,345,119,495

Securities at FVTPL
Government and government funded institutions	12,403,754,293	38.00	—	12,403,754,293
Banking and insurance	12,012,432,506	36.80	—	12,012,432,506
Others	8,227,438,794	25.20	—	8,227,438,794

	32,643,625,593	100.00	—	32,643,625,593

Derivatives financial assets
Banking and insurance	798,108,024	98.41	—	798,108,024
Others	12,907,141	1.59	—	12,907,141

	811,015,165	100.00	—	811,015,165

Securities at FVOCI
Government and government funded institutions	411,524,232	12.13	—	411,524,232
Banking and insurance	2,019,245,794	59.52	—	2,019,245,794
Others	961,875,467	28.35	—	961,875,467

	3,392,645,493	100.00	—	3,392,645,493

	40,193,038,344		(632,598)	40,192,405,746

	2020
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortized cost
Banking and insurance	3,545,824,188	100.00	(739,545)	3,545,084,643

	3,545,824,188	100.00	(739,545)	3,545,084,643

Securities at FVTPL
Government and government funded institutions	12,674,913,374	39.71	—	12,674,913,374
Banking and insurance	14,197,481,479	44.49	—	14,197,481,479
Others	5,042,194,845	15.80	—	5,042,194,845

	31,914,589,698	100.00	—	31,914,589,698

Derivatives financial assets
Banking and insurance	909,477,726	98.08	—	909,477,726
Others	17,833,740	1.92	—	17,833,740

	927,311,466	100.00	—	927,311,466

Securities at FVOCI
Government and government funded institutions	598,226,856	16.97	—	598,226,856
Banking and insurance	2,505,880,183	71.09	—	2,505,880,183
Others	420,747,301	11.94	—	420,747,301

	3,524,854,340	100.00	—	3,524,854,340

	39,912,579,692		(739,545)	39,911,840,147

98

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

Loans measured at amortised cost as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets measured at amortised cost [1]
Corporates
Grade 1	1,268,085,960	—	—	—	—	1,268,085,960
Grade 2	1,271,234,819	—	—	—	—	1,271,234,819
Grade 3	9,775,000	—	—	—	—	9,775,000
Grade 4	—	—	—	—	—	—
Grade 5	—	—	49,239,870	—	—	49,239,870

	2,549,095,779	—	49,239,870	—	—	2,598,335,649

Retails
Grade 1	2,889,053,207	—	—	—	—	2,889,053,207
Grade 2	1,256,577	—	—	—	—	1,256,577
Grade 3	—	—	—	—	—	—
Grade 4	3,289	—	—	—	—	3,289
Grade 5	—	—	—	—	—	—

	2,890,313,073	—	—	—	—	2,890,313,073

Financial assets at FVTPL [1]
Corporates
Grade 1	—	—	—	—	173,459,362	173,459,362
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	173,459,362	173,459,362

	5,439,408,852	—	49,239,870	—	173,459,362	5,662,108,084

[1]	The amounts disclosed in above table are before deduction of allowances

99

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets measured at amortised cost [1]
Corporates
Grade 1	1,764,516,431	—	—	—	—	1,764,516,431
Grade 2	638,582,889	—	—	—	—	638,582,889
Grade 3	—	10,714,286	—	—	—	10,714,286
Grade 4	—	—	—	—	—	—
Grade 5	—	—	49,306,827	—	—	49,306,827

	2,403,099,320	10,714,286	49,306,827	—	—	2,463,120,433

Retails
Grade 1	2,589,836,118	—	—	—	—	2,589,836,118
Grade 2	1,132,874	—	—	—	—	1,132,874
Grade 3	—	—	—	—	—	—
Grade 4	29,984	—	—	—	—	29,984
Grade 5	—	—	—	—	—	—

	2,590,998,976	—	—	—	—	2,590,998,976

Financial assets at FVTPL [1]
Corporates
Grade 1	—	—	—	—	237,038,346	237,038,346
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	237,038,346	237,038,346

	4,994,098,296	10,714,286	49,306,827	—	237,038,346	5,291,157,755

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

100

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The effect of measured credit risk which released the credit risk due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	6,774,307	—	—	—	—	6,774,307
Real estate	69,433,769	—	208,363	—	—	69,642,132
Securities	4,810,419,571	—	—	—	—	4,810,419,571

	4,886,627,647	—	208,363	—	—	4,886,836,010

	2020
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	5,710,346	—	—	—	—	5,710,346
Real estate	26,707,351	—	208,363	—	—	26,915,714
Securities	4,292,037,958	7,163,824	—	—	—	4,299,201,782

	4,324,455,655	7,163,824	208,363	—	—	4,331,827,842

(b) Securities (debt instruments)

Securities (debt instruments) that are exposed to credit risks as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,423,690,839	—	—	—	—	2,423,690,839
Grade 2	955,435,698	—	—	—	—	955,435,698
Grade 3	13,518,956	—	—	—	—	13,518,956
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,392,645,493	—	—	—	—	3,392,645,493

[1]	Before deduction of allowances

101

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,780,821,858	—	—	—	—	2,780,821,858
Grade 2	744,032,481	—	—	—	—	744,032,481
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,524,854,339	—	—	—	—	3,524,854,339

[1]	Before deduction of allowances

The Company’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions

(c) Deposits

The credit quality of deposits as at December 31, 2021 and 2020, are as follows:

2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,345,752,093	—	—	—	3,345,752,093
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,345,752,093	—	—	—	3,345,752,093

[1]	Before deduction of allowances

102

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,545,824,188	—	—	—	3,545,824,188
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,545,824,188	—	—	—	3,545,824,188

[1]	Before deduction of allowances

The Company’s standard for credit quality of deposits is same as the one of debt securities.

(d) Commitments

The credit quality of commitments as at December 31, 2021 and 2020, are as follows:

	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	926,934,250	17,282,291	—	—	944,216,541
Grade 2	1,967,989,885	37,000,000	—	—	2,004,989,885
Grade 3	92,906,778	20,000,000	—	—	112,906,778
Grade 4	399,845,412	2,000,000	—	—	401,845,412
Grade 5	—	—	—	—	—

	3,387,676,326	76,282,291	—	—	3,463,958,616

	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	1,456,914,261	—	—	—	1,456,914,261
Grade 2	1,534,678,438	37,000,000	—	—	1,571,678,438
Grade 3	68,200,000	20,000,000	—	—	88,200,000
Grade 4	389,178,922	—	—	—	389,178,922
Grade 5	—	10,000,000	—	—	10,000,000

	3,448,971,621	67,000,000	—	—	3,515,971,621

103

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(e) Guarantees

The credit quality guarantees as at December 31, 2021 and 2020, are as follows:

	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Guarantees
Grade 1	130,405,000	—	—	—	130,405,000
Grade 2	86,304,400	—	—	—	86,304,400
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	216,709,400	—	—	—	216,709,400

	2020
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Guarantees
Grade 1	119,680,000	—	—	—	119,680,000
Grade 2	79,206,400	—	—	—	79,206,400
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	198,886,400	—	—	—	198,886,400

(f) Other receivables from securities transactions

Other receivables from securities transactions, which are classified as other financial assets, as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Other receivables related to proprietary trading	104,074,769	85,919,611
Other receivables related to brokerage Transactions	2,635,518,749	4,701,472,630

The Company recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Company is exposed to credit risks between the trade date and settlement date relating to investment brokerage business, which is standardized by related regulations (generally less than two business days from the trade date). As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Company mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Company can collect the receivables through covering. Therefore, credit risk that the Company actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

The Company recognizes assets and liabilities on trade date for regular-way transactions, is exposed to the market risk and credit risk between trade date and settlement date.

104

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.3 Liquidity Risk

37.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Company discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

37.3.2 Liquidity Risk Management Policy

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Company holds at its discretion are discussed in Note 40.

37.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL [1]	9,160,923,652	—	—	—	—	—	9,160,923,652
Derivatives (trading) [2]	830,630,902	—	—	—	—	—	830,630,902
Derivatives (hedge)	—	1,282,400	—	4,786,100	—	—	6,068,500
Deposit liabilities [3]	8,400,368,430	—	—	—	—	—	8,400,368,430
Borrowings	8,448,833,366	8,200,567,373	714,468,357	2,889,324,557	1,898,833,225	—	22,152,026,878
Other financial liabilities	3,376,026	3,155,100,167	4,794,188	21,830,469	84,928,706	24,348,958	3,294,378,514
Guaranteed payments and commitment [4]	3,680,668,016	—	—	—	—	—	3,680,668,016

105

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	1,884,675,400	—	—	—	—	—	1,884,675,400
Financial liabilities designated at FVTPL [1]	9,796,959,305	—	—	—	—	—	9,796,959,305
Derivatives (trading) [2]	849,373,391	—	—	—	—	—	849,373,391
Derivatives (hedge)	—	476,000	—	340,000	—	—	816,000
Deposit liabilities [3]	7,688,906,486	—	—	—	—	—	7,688,906,486
Borrowings	9,286,392,035	8,937,785,754	1,404,532,426	1,679,431,441	1,295,340,200	—	22,603,481,856
Other financial liabilities	1,222,793	6,352,409,239	5,401,556	26,490,496	86,765,098	46,602,371	6,518,891,553
Guaranteed payments and commitment [4]	3,714,858,021	—	—	—	—	—	3,714,858,021

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

37.4 Market Risk

37.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Company may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

106

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10 days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

The Company uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Company uses reflects reported daily losses as VaR does not exceed with 99% chance.

The average, minimum and maximum amount of the Company’s VaR (99%, 10 days) as at December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2021
Total VaR	27,533,895	44,103,782	13,303,234	32,812,682

	2020
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2020
Total VaR	32,857,032	66,620,975	9,114,539	28,978,719

107

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

37.4.3 Risk Management by Market Risk Factors

The Company’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises in the Company’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk and market VaR is computed.

Risk management council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Company’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Company’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market value based method such as market VaR and sensitivity analysis.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

The Company computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Company manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

37.4.4 Risk Management by Interest Risk Factors

The Company closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Company established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate. The Company aims to complete the response plan by 2022.

108

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2021 is as follows:

(in thousands of Korean won)	2021
Exposure amount [1] USD LIBOR
Measured at amortized cost
Loans	7,035,224
Measured at fair value
Financial assets at FVTPL (non-derivative)	4,694,580
Financial liabilities at FVTPL (derivative)	103,221,786

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

37.5 Operational Risk

37.5.1 Concept

The Company defines operational risk to the extent of financial risk and non-financial risks incurred by unreasonable or wrong internal process, labor, system and external incidents.

37.5.2 Operational Risk Management

The purpose of operational risk management is control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System), supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

37.6 Capital Adequacy

Main purpose of the capital risk management of the Company is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Company has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items and including additional item from financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The adding item includes that any item that recorded as liability without redemption obligation, internal reserves against future losses, items that redeemable in kind and items that function of complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business for financial investor. Quantified amounts of market risks by possible losses due to fluctuation of stock price; interest and exchange rates of the securities that the investment firms held; credit risk amounts from breach of contract by the counterparties and possible losses due to accidents, errors, illegal conduct, any other potential losses from deteriorated condition for operation.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

109

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

38. Offsetting Financial Assets and Financial Liabilities

The Company enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Company’s derivative counterparties. The Company also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2021
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	846,411,930	—	846,411,930	544,286,051	235,743,401	66,382,478
Securities purchased under reverse repurchase agreements	441,800,000	—	441,800,000	441,800,000	—	—
Other receivables [4]	2,317,397,927	2,307,527,540	9,870,387	—	—	9,870,387
Other receivables (Payment and settlement)	105,464,571	99,790,621	5,673,950	—	—	5,673,950
Receivable unsettled spot exchange	237,030,000	—	237,030,000	237,030,000	—	—

	3,948,104,428	2,407,318,161	1,540,786,267	1,223,116,051	235,743,401	81,926,815

Financial liabilities
Derivatives liabilities, others [1]	1,483,107,954	—	1,483,107,954	1,050,325,766	75,252,991	357,529,197
Securities sold under reverse resale agreements [2]	13,531,208,950	—	13,531,208,950	13,531,208,950	—	—
Securities sold [3]	2,825,922,918	—	2,825,922,918	2,825,922,918	—	—
Other payables [4]	2,712,412,451	2,307,527,540	404,884,911	—	—	404,884,911
Other payables (Payment and settlement)	99,790,621	99,790,621	—	—	—	—
Payable unsettled spot exchange	237,100,000	—	237,100,000	237,100,000	—	—

	20,889,542,894	2,407,318,161	18,482,224,733	17,644,557,634	75,252,991	762,414,108

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Company in relation to the client’s consignment trading is included.

	2020
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,259,053,735	—	1,259,053,735	759,398,483	263,290,353	236,364,899
Securities purchased under reverse repurchase agreements	706,300,000	—	706,300,000	706,300,000	—	—
Other receivables [4]	4,540,785,835	4,455,151,627	85,634,208	—	—	85,634,208
Other receivables (Payment and settlement)	106,827,372	97,386,310	9,441,062	—	—	9,441,062

110

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Receivable unsettled spot exchange	532,636,000	—	532,636,000	532,636,000	—	—

	7,145,602,942	4,552,537,937	2,593,065,005	1,998,334,483	263,290,353	331,440,169

Financial liabilities
Derivatives liabilities, others [1]	1,178,486,493	—	1,178,486,493	952,770,129	77,324,124	148,392,240
Securities sold under reverse resale agreements [2]	14,994,194,613	—	14,994,194,613	14,994,194,613	—	—
Securities sold [3]	1,884,675,400	—	1,884,675,400	1,884,675,400	—	—
Other payables [4]	4,742,166,256	4,455,151,627	287,014,629	—	—	287,014,629
Other payables (Payment and settlement)	97,386,310	97,386,310	—	—	—	—
Payable unsettled spot exchange	532,965,000	—	532,965,000	532,965,000	—	—

	23,429,874,072	4,552,537,937	18,877,336,135	18,364,605,142	77,324,124	435,406,869

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Company in relation to the client’s consignment trading is included.

39. Lease

39.1 The amounts recognized in the separate statement of financial position

The amounts related to lease recognized in the separate statement of financial position as at December 31, 2021 and 2020, are as follows;

(in thousands of Korean won)	2021	2020
Right-of-use assets [1]
Buildings	69,145,814	80,952,140
Vehicles	1,570,194	1,345,887
Others	1,710,375	2,666,393

	72,426,383	84,964,420

Lease liabilities	123,400,384	143,799,238

[1]	The amount is included in property and equipment in the separate statement of financial position.

111

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

39.2 The amounts recognized in the separate statement of profit or loss

The amounts related to lease recognized in the separate statement of profit or loss for the year ended December 31, 2021 and 2020, are as follows

(in thousands of Korean won)	2021	2020
Depreciation of the right-of-use assets
Buildings	14,623,072	20,024,957
Vehicles	1,176,069	1,223,018
Others	1,244,144	1,021,120

	17,043,285	22,269,095

Interest income from lease receivables (included in financial income)	1,615,695	1,733,996
Interest expense to lease liabilities (included in financial cost)	2,787,349	3,675,842
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-include lease for short-term period)	461,035	586,732
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	256,363	430,931

The total cash outflow for leases in 2021 and 2020 were ~~W~~32,911 million and ~~W~~25,884 million, respectively.

39.3 As a Lessor : Financial Lease

As at December 31, 2021 and 2020, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2021	2020
Total Investment on lease	41,127,430	42,826,306
Net Investment on lease	37,179,103	38,190,239
Present value of minimum lease payments	37,179,103	38,190,239
Unrealized interest income	3,948,327	4,636,067

39.4 As a Lessor : Operating Lease

As at December 31, 2021 and 2020, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2021	2020
Within 1 year	934,595	885,682
1 - 5 years	1,044,287	687,579
Over 5 years	—	—

	1,978,882	1,573,261

112

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

40. Contingent Liabilities and Commitments

As at December 31, 2021 and 2020, the Company is involved in pending lawsuits, are as follows:

	2021		2020
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	21	176,352,560	19	136,191,220
Plaintiff	9	163,067,109	8	36,820,672

The Company expects that these lawsuits do not have significant impact on the financial position.

The Company has entered into various agreements with financial institutions as at December 31, 2021 and 2020, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2021	2020
Overdraft (including daily overdraft)	Kookmin Bank and others	530,000,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	700,000,000	700,000,000
Working capital loan (general)	KSFC	375,000,000	500,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	850,000,000	850,000,000
Securities underwriting financing	KSFC	1,500,000,000	1,500,000,000

The guarantees and various commitment as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Guarantees	216,709,400	198,886,400
Agreement to purchase commercial papers [1]	576,882,291	797,960,000
Loan agreements	2,066,260,939	1,908,020,000
Credit line agreements	369,691,458	238,277,699
LOC and Investment commitments	451,123,929	571,713,922

	3,680,668,017	3,714,858,021

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~101,660 million and ~~W~~237,940 million as at December 31, 2021 and 2020, respectively.

The Company has been provided with ~~W~~12,678 million and ~~W~~14,963 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2021 and 2020, respectively.

The securities in custody as at December 31, 2021 and 2020, are as follows:

(in millions of Korean won)	2021	2020	Valuation method
Trustor securities	155,890,031,762	131,197,874,623	Fair value
Saver securities	232,748,017	83,990,031	Fair value
Beneficiary securities	32,356,219,560	31,126,726,711	Standard selling price

	188,478,999,339	162,408,591,365

113

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

The Company, as a selling company of qualitied investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, sold ~~W~~326.5 billion of trusts and funds to the individuals and institutional investor. But the local borrower’s breach of the contract makes the fund inoperable and there is a possibility of loss of principal.

As of December 31, 2021, three lawsuits were filed to the Company as a defendant and there is a possibility that additional lawsuits may be filed in the future. The amount and the final result of this lawsuit is uncertain at this time.

The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Company as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Company’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Company is closely monitoring the impact of COVID-19 and the impact on expected credit losses is reflected on Note 10 Loans Measured at Amortised Cost, Note 19 Provisions and Note 20 Other financial liabilities.

114

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

41. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the Company as at December 31, 2021 and 2020.

Significant balances, excluding loan and borrowing transactions, with related parties as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021		2020
	Receivables	Payables	Receivables	Payables
Subsidiaries
KB Securities Hong Kong Ltd.	116,043	9,191,784	151,871	2,693,161
KB Securities Vietnam Joint Stock Company	223,957	211,286	293,089	171,513
KBFG Securities America Inc.	—	65,182	—	52,000
LB UK Private Real Estate Investment Trust No.18	681,145	—	—	498,744
Great GM 12th Co., Ltd. [1]	—	—	141,656	174,149
Newstar Kumo 1st Co., Ltd. [1]	—	—	224,082	236,383
Newstar Gimpo 2nd Co.,Ltd.	—	62,715	—	—
Newstar Gimpo 1st Co,. Ltd	—	96,924	—	415,075
Newstar Daerim Co., Ltd. [1]	—	—	—	1,082
Newstar Ds 2nd Co,. Ltd	269,941	1,003,862	810,421	1,736,682
Newstar Ds 1st Co,. Ltd	83,420	255,252	252,882	565,939
Newstar Believe Co., Ltd.	466,986	359,803	1,425,610	1,484,119
Newstar I.P Co., Ltd.	755,420	497,107	3,757,352	2,238,433
Newstar S.H Co., Ltd. [1]	—	—	64,627	164,511
Newstar Wanee 1st Co,. Ltd. [1]	—	—	120,717	383,628
Newstar Janghyun Co., Ltd [1]	—	—	188,710	107,621
Newstar JY Co,. Ltd. [1]	—	—	436,812	470,116
Newstar Joongbong Co., Ltd. [1]	—	—	2,678,675	2,577,313
Newstar Cheonwon Co., Ltd [1]	—	—	134,142	186,769
Newstar Chimsan 1st Co,. Ltd. [1]	—	—	—	21,653
New star Panorama 1st Co., Ltd.	1,134,376	366,669	220,380	80,793
New star Papyrus Co., Ltd.	407,947	338,790	930,038	2,453,575
New Star Hakgok Co., Ltd. [1]	—	—	120,956	189,632
Songdo P Seven The 1st Co., Ltd. [1]	—	—	402,643	560,714
Songdo P-five 2nd Co,. Ltd	3,555,339	4,434,840	5,158,140	5,981,333
Startwithone Co., Ltd. [1]	—	—	886,014	795,172
SJ Jongno 1st Co., Ltd.	8,243,220	3,937,376	10,067,356	7,447,319
Able Gamsam 1st Co.,Ltd.	334,055	620,439	756,628	916,732
Able Gorim 1st Co., Ltd. [1]	—	—	1,230,607	968,548
Able Gongpyeong 1st Co.,Ltd	344,337	468,315	535,757	628,612
Able Gwangmyeong 2nd Co,. Ltd [1]	—	—	1,416,592	1,388,197
Able Gumi 1st Co., Ltd. [1]	—	—	1,791,491	1,747,624
Able Guwol 1st Co., Ltd.	—	256,796	—	—
Ablegwonseon 1ST Co., Ltd.	1,442,002	1,441,021	2,328,732	2,391,001
Able Dangsan Co.,Ltd. [1]	—	—	407,607	540,056
Able Daenong Co,. Ltd. [1]	—	—	552,834	421,540
Able Daepo 1st Co,. Ltd. [1]	—	—	27,093	67,902
Able Mojong 1st Co,. Ltd [1]	—	—	2,137,205	2,155,929
Able Bucheon Co,. Ltd. [1]	—	—	3,784,206	3,941,963
Able Seoho 1st Co., Ltd. [1]	—	—	2,012,101	1,994,756
Able Sungnae 1st Co., Ltd. [1]	—	—	543,295	540,950

115

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Receivables	Payables	Receivables	Payables
Able Sungsoo 1st Co,. Ltd. [1]	—	—	107,664	307,625
Able Sky 1st Co., Ltd.	876,458	780,527	—	—
Able Silver Co,. Ltd. [1]	—	—	676,453	597,644
Able IFP 1st Co,. Ltd. [1]	—	—	194,558	208,154
Able Island 1st Co,. Ltd [1]	—	—	1,970,210	2,087,241
Able Ali 2nd Co., Ltd [1]	—	—	441,365	648,366
Able YongIn 1st Co.,Ltd [1]	—	—	323,801	409,386
Able Unicity 4th Co.,Ltd [1]	—	—	249,328	393,247
Able Youto 1st co., Ltd. [1]	—	—	274,302	319,696
Able Electronics 1st Co., Ltd.	478,655	457,738	3,026,423	2,600,139
Able Chowall 1st Co., Ltd.	687,204	486,393	2,435,467	2,618,415
Able KD 2nd Co., Ltd [1]	—	—	—	35,854
Able Forsythia 1st Co., Ltd. [1]	—	—	548,638	625,310
Able Hana Co., Ltd. [1]	—	—	455,528	104,643
Able Hyosung 1st Co., Ltd.	190,304	104,078	—	—
ABR Mareuk 1st Co.,Ltd	563,465	531,447	800,478	740,017
ABR Joongang2 1st Co.,Ltd	944,229	981,400	1,221,622	1,203,295
AJH 3rd Co., Ltd.	51,476	126,089	220,638	235,762
HD Yongin 1st Co.,Ltd [1]	—	—	4,805,225	4,467,044
AKB 1st Co.,Ltd. [1]	—	—	—	1,955
FN Gasan 1st Co., Ltd.	322,267	177,657	725,446	576,608
MS Sejong 4th Co., Ltd.	23,346	373,287	668,856	2,901,865
Enewstay 1st Co.,Ltd.	155,607	513,045	283,112	770,158
KB Asan Baebang 1st Co.,Ltd [1]	—	—	1,130,300	1,208,559
KB Ansung 1st Co., Ltd [1]	—	—	791,958	1,573,493
KB Echo 1st Co,. Ltd	254,131	348,804	397,561	612,887
KB Osansaegyo Co,. Ltd [1]	—	—	1,209,238	1,507,180
KB Wondong 1st Co,. Ltd [1]	—	—	1,839,694	1,842,478
KBUK Center 1st Co.,Ltd.	276,178	290,164	810,773	782,505
KB Icheon logistics 1st Co.,Ltd [1]	—	—	278,131	705,547
KB Tongyoung 1st Co,. Ltd	2,077,937	2,019,405	2,676,885	2,830,474
KB PF 1st Co., Ltd. [1]	—	—	—	61,574
KS Beta Co,. Ltd. [1]	—	—	721,092	749,130
Crescendo Muju Co., Ltd. [1]	—	—	904,408	1,166,714
Paradise Yeongjong 2nd Co., Ltd.	561,475	1,190,692	875,853	1,315,976
Polar SQ 2nd Co., Ltd [1]	—	—	158,628	159,733
Polar SQ 1st Co., Ltd [1]	—	—	158,628	159,733
Polar EH 2nd Co., Ltd	26,282	659,987	593,376	987,727
Polar EH 1st Co., Ltd	118,174	523,443	855,925	1,232,060
Hamilton Power First Co.,Ltd [1]	—	—	426,894	736,636
Able Gasan 1st Co., Ltd.	1,752,359	1,912,318	—	—
Able Sewoon Co., Ltd.	2,247,203	1,100,094	—	—
Able Poongdong 1st Co., Ltd.	227,757	204,204	—	—
Intgreen 1st Inc.	361,090	657,388	—	—
KB Infra 1st Co., Ltd.	35,629	—	—	—
JOSH Bujeon 1st Co.,Ltd.	2,741,628	2,842,912	—	—
Newstar Seotan Co.,Ltd.	2,128,162	2,084,203	—	—
Able PT 1st Co., Ltd	1,533,501	1,325,275	—	—
Able Pocheon 1st Co., Ltd.	344,897	331,284	—	—
Unbroken 1st co.ltd	2,091,222	2,069,669	—	—
Newstarplus1st Co.,Ltd.	821,849	896,938	—	—
KB MyeongJi 1st Co.,Ltd.	870,712	600,186	—	—
Able Dangjin 1st Co.,Ltd.	419,907	484,391	—	—

116

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Receivables	Payables	Receivables	Payables
Able Yongdap 1st Co., Ltd.	747,302	567,291	—	—
KB Osansegyo 2nd Co.,Ltd.	312,312	324,406	—	—
Able Hyeongok Co.,Ltd.	1,351,045	1,366,250	—	—
KB Mapo 2nd Co.,Ltd.	789,051	592,990	—	—
GDIC 1st co.ltd	564,261	553,590	—	—
Able Wonchang 1st Co., Ltd.	287,588	228,329	—	—
Able MK 1st co.ltd	—	86,444	—	—
Zitaress 1st Co., Ltd.	10,432,660	10,386,012	—	—
KB PF 3rd Co.,Ltd.	232,413	212,241	—	—
Able Beomeo-one Co., Ltd.	4,439,050	4,122,473	—	—
Able UC 1st co.ltd	16,351,249	15,733,748	—	—
KBillite 1st Co.,Ltd.	6,447	13,840	—	—
Newstar Sina Co., Ltd.	150,298	337,985	—	—
KB Gold 1st Co.,Ltd.	1,762,639	1,777,755	—	—
Inspire Gold 1st Co., Ltd.	9,475,071	9,295,817	—	—
Inspire Gold 2nd Co., Ltd.	6,709,834	6,579,288	—	—
Yeoksam The Gallery KB 1st Co.,Ltd.	1,191,825	1,241,051	—	—
Y Three Ulsan Sinjeong 1st Co., Ltd.	6,868,874	6,964,366	—	—
KB Infra 2nd Co., Ltd.	—	143,103	—	—
Others
KB Financial Group Inc.	84,740	106,320,356	—	86,571,112
Kookmin Bank	65,935,575	55,188,817	44,816,309	18,322,076
KB Asset Management Co., Ltd.	1,747	824,381	963	631
KB Real Estate Trust Co., Ltd.	—	522	—	584
KB Investment Co., Ltd.	154,405	121	—	123
KB Credit Information Co., Ltd.	—	2,719	—	179
KB Data System Co., Ltd.	179,879	235,328	—	156,605
KB Life Insurance Co., Ltd.	790,282	380,519	729,487	108,318
KB Kookmin Card Co., Ltd.	142,366	7,390,861	72,083	5,333,632
KB Savings Bank Co., Ltd.	—	399	—	433
KB Capital Co., Ltd.	92,710	1,489,116	38,918	50,320,958
KB Insurance Co., Ltd	7,512,920	2,967,593	6,503,365	429,615
Prudential Life Insurance Co., Ltd.	378,566	717,402	5,974	412,907
KB Wise Star Private Real Estate Feeder Fund 1st.	7,811	—	3,000,596	—
Other funds	2,566,825	4,718,031	61,136,048	2,832,061
LB UK Private Real Estate Investment Trust No.19 [2]	248,353	—	—	116,363

[1]	These companies are not related parties as at December 31, 2021.
[2]	These companies are excluded from the subsidiaries because of disposal of some portion of equity for the year ended December 31, 2020.

117

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Significant transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021		2020
	Revenue	Expenses	Revenue	Expenses
Subsidiaries
Aquila Global Real Assets Fund No. 1 LP [1]	—	—	375,884	—
DGB Qualified Investor Private Real Estate Investment Trust No.8	385,703	—	403,565	—
JB New Jersey Private Real Estate Fund 1	957,963	—	1,386,887	—
KB Securities Hong Kong Ltd.	323,789	346,720	152,320	305,295
KB Securities Vietnam Joint Stock Company	211,236	181,318	191,378	40,843
KBFG Securities America Inc.	—	1,109,996	—	686,727
KB digital innovation & growth new technology business investment fund	200,000	—	100,546	—
KTB Aircraft Private Investment Trust No.21-1	1,129,492	—	1,564,466	—
LB Ireland Private Real Estate Investment Trust 8	4,433,491	—	4,430,718	—
LB UK Private Real Estate Investment Trust No.18	3,460,949	—	1,877,262	187,849
Gaehwasanyeokgaebal1st Co., Ltd. [1]	—	—	182,524	—
Goseong Hills 1st Co., Ltd [1]	—	—	1,210,398	—
Great GM 12th Co., Ltd. [1]	64,336	—	442,563	—
Newstar Goeun 1st Co., Ltd [1]	—	—	357,820	—
Newstar Kumo 1st Co., Ltd. [1]	237,989	—	23,517	—
Newstar Gimpo 2nd Co.,Ltd.	763,924	—	—	—
Newstar Gimpo 1st Co,. Ltd	1,399,309	—	1,772,642	—
Newstar Daedeok Co., Ltd. [1]	—	—	17,034	—
Newstar Daerim Co., Ltd. [1]	—	1,083	—	1,082
Newstar Ds 2nd Co,. Ltd	1,582,784	—	714,535	—
Newstar Ds 1st Co,. Ltd	445,737	—	233,784	—
Newstar Believe Co., Ltd.	287,723	—	101,068	—
Newstar IP Co., Ltd.	1,225,374	1,346,831	1,581,355	—
Newstar SH Co., Ltd. [1]	—	22,362	827,061	22,362
Newstar SM No.1 Co., Ltd. [1]	—	—	150,442	—
Newstar FE Co., Ltd. [1]	—	—	205,136	—
Newstar Yeonje 2nd Co,. Ltd. [1]	—	—	458	—
Newstar Yeonje 1st Co,. Ltd. [1]	—	—	2,825	—
Newstar Yaecheon Co., Ltd. [1]	—	—	1,649	—
Newstar Wanee 2nd Co,. Ltd. [1]	—	—	24,244	—
Newstar Wanee 1st Co,. Ltd. [1]	375,598	—	254,652	—
Newstar ENE Co., Ltd. [1]	—	—	201,800	—
Newstar EJ Co,. Ltd. [1]	—	—	8,633	—
Newstar Janghyun Co., Ltd [1]	—	185	279,529	—
Newstar JY Co,. Ltd. [1]	50,934	—	261,080	—
Newstar Joongboo Corporation [1]	—	—	361,359	—
Newstar Jije Co,. Ltd. [1]	—	—	133,451	—
Newstar Cheonwon Co., Ltd [1]	149,626	—	100,363	—
Newstar Chimsan 1st Co,. Ltd. [1]	—	21,654	1,000	21,653
New star Panorama 1st Co., Ltd.	1,466,077	458,175	2,542,558	1,190,169
New star Papyrus Co., Ltd.	2,856,637	—	1,002,885	1,303,632
New Star Hakgok Co., Ltd. [1]	133,620	—	171,297	—
Dongtan 1st Co., Ltd. [1]	—	—	34,328	—
Multiasset PR Private Fund 3 [1]	—	—	488,000	—

118

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Revenue	Expenses	Revenue	Expenses
Multiasset PR Private Fund 4	—	—	602,000	—
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	4,634,891	—	4,613,927	—
Songdo P Seven The 1st Co., Ltd. [1]	476,916	—	701,055	—
Songdo P-five 2nd Co,. Ltd	1,554,876	—	1,026,672	—
Startwithone Co., Ltd. [1]	—	—	101,842	—
Alpha Spain Real Estate Private Investment Trust 1	2,376,306	—	3,576,153	—
SJ Dream 1st Co.,Ltd [1]	—	—	277,108	—
SJ Jongno 1st Co., Ltd.	1,685,806	—	2,179,296	—
Able Gamsam 1st Co.,Ltd.	1,478,542	—	1,325,523	37,943
Able Kangil 1st Co,. Ltd [1]	—	—	125,387	—
Able Gorim 1st Co., Ltd. [1]	199,781	—	320,874	—
Able Gongpyeong 1st Co.,Ltd	232,580	—	108,566	—
Able Guwol 1st Co., Ltd.	1,657,905	—	—	—
Able Gwonseon 1ST Co., Ltd.	990,705	—	1,224,820	—
Able Namyangju Co.,Ltd. [1]	—	—	317,552	—
Able Dangsan Co.,Ltd. [1]	461,558	—	569,068	—
Able Daenong Co,. Ltd. [1]	648,944	—	531,054	—
Able Daejang Co., Ltd. [1]	—	—	469,260	—
Able Daepo 2nd Co,. Ltd. [1]	—	—	74,582	—
Able Daepo 1st Co,. Ltd. [1]	44,715	—	158,952	—
Able Mojong 1st Co,. Ltd [1]	295,153	—	519,467	—
Able Balgok Co,. Ltd. [1]	—	—	10,282	—
Able Bukcheonan logis Co,. Ltd. [1]	872,802	—	—	—
Able BS 1st Co,. Ltd. [1]	—	—	57,835	—
Able Samgi [1]	—	—	1,385,645	845,047
Able Seoho 1st Co., Ltd. [1]	176,409	—	17,345	—
Able Sungnae 1st Co., Ltd. [1]	42,500	—	186,168	—
Able Sungsoo 1st Co,. Ltd. [1]	—	—	207,805	—
Able Sky 1st Co., Ltd.	595,931	—	—	—
Able Silver Co,. Ltd. [1]	—	—	135,809	—
Able IFP 1st Co,. Ltd. [1]	—	—	896,047	—
Able Ali 2nd Co., Ltd [1]	321,946	—	287,880	—
Able Sp Co.,Ltd. [1]	—	—	113,510	—
Able NS Co., Ltd. [1]	—	—	581,905	—
Able YongIn 1st Co.,Ltd [1]	256,778	—	228,041	—
Able Unicity 4th Co.,Ltd [1]	315,590	—	364,732	—
Able Youto 1st co., Ltd. [1]	—	—	355,441	—
Able Eumsung 1st Co., Ltd. [1]	348,135	—	—	—
Able Electronics 1st Co., Ltd.	1,712,184	—	440,284	—
Able GD 1st Co.,Ltd [1]	—	—	109,518	—
Able Jinjeop 1st Co., Ltd. [1]	39,062	—	—	—
Able Chowall 1st Co., Ltd.	860,596	—	463,859	—
Able KD 2nd Co., Ltd [1]	—	—	1,235,959	—
Able Parkway 2nd Co., Ltd [1]	—	—	359,310	—
Able Forsythia 1st Co., Ltd. [1]	241,312	—	161,305	—
Able Hana Co., Ltd. [1]	92,273	—	882,191	20,080
Able Hakwoono Co., Ltd [1]	—	—	43,973	—
Able Hyosung 1st Co., Ltd.	2,762,765	—	—	—
ABR Mareuk 1st Co.,Ltd	198,279	—	68,569	—
ABR Sosa 1st Co., Ltd. [1]	231,496	—	—	—
ABR Joongang2 1st Co.,Ltd	302,038	—	19,584	—
AJH 3rd Co., Ltd.	136,511	—	328,713	—

119

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Revenue	Expenses	Revenue	Expenses
AJH 2nd Co., Ltd. [1]	—	—	182,675	—
HD Yongin 1st Co.,Ltd [1]	—	—	453,181	—
AKB 1st Co.,Ltd. [1]	—	—	622,652	102,725
APDC Co., Ltd. [1]	—	—	362,166	—
FN Gasan 1st Co., Ltd.	152,743	—	180,544	—
MS Sejong 4th Co., Ltd.	433,231	1,801,942	523,398	642,062
Young3Southgate Co.,Ltd. [1]	—	—	292,211	—
YJS Ilsan Co., Ltd. [1]	—	—	274,900	—
Enewstay 1st Co.,Ltd.	1,212,559	—	580,837	—
JK Banpo 1st Co., Ltd. [1]	—	—	485,599	—
Capstone US Professional Investment Private Fund No.6 [1]	—	—	3,898,889	—
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	509,250	—	25,820	—
KB Southgate Co.,Ltd. [1]	—	—	277,637	—
KB Asan Baebang 2nd Co.,Ltd [1]	—	—	103,129	—
KB Asan Baebang 1st Co.,Ltd [1]	203,171	—	228,863	—
KB Ansung 1st Co., Ltd [1]	1,333,952	—	322,271	—
KB Echo 1st Co,. Ltd	673,291	—	122,351	24,910
KB Yeoncheon Co., Ltd. [1]	—	—	92,780	—
KB Osansaegyo Co,. Ltd [1]	789,697	—	562,416	—
KB Wondong 1st Co,. Ltd [1]	139,857	—	99,086	—
KBUK Center 1st Co.,Ltd.	432,730	—	368,239	—
KB Icheon logistics 1st Co.,Ltd [1]	1,183,260	—	173,389	—
KB Tongyoung 1st Co,. Ltd	716,845	—	33,151	—
KB Park 1st Co.,Ltd. [1]	—	—	734,767	—
KB PF 1st Co., Ltd. [1]	5,016	56,558	82,984	56,558
KS Beta Co,. Ltd. [1]	196,180	—	2,569	—
Crescendo Muju Co., Ltd. [1]	872,200	—	715,820	—
Truefriendwondi 3rd Co,. Ltd [1]	—	—	1,101,045	—
TS 3rd Co,. Ltd [1]	—	—	45,496	—
Paradise Yeongjong 2nd Co., Ltd.	520,352	—	328,857	446,061
First Jongno 1st Co.,Ltd [1]	—	—	402,841	—
Pacific US Blackrock Private Placement Real Estate Fund No.15	1,171,319	—	957,699	—
Polar SQ 2nd Co., Ltd [1]	31,335	—	753,296	—
Polar SQ 1st Co., Ltd [1]	31,335	—	753,296	—
Polar EH 2nd Co., Ltd	448,549	—	576,561	—
Polar EH 1st Co., Ltd	504,769	—	577,053	—
Hangang Domestic Private Real Estate Fund No.14 [1]	1,573,959	—	2,016,390	—
Hamilton Power First Co.,Ltd [1]	—	—	2,502,814	515,183
Heungkuk Global Highclass Private Real Estate Trust 23	—	—	9,830,000	—
Heungkuk Highclass Private Real Estate Trust 21 [1]	—	—	1,000,000	—
Newstar Sinchun 1st Co., Ltd. [1]	540,917	—	—	—
Songam Park Development Co.,Ltd. [1]	746,940	—	—	—
SJ Sejong Co., Ltd.	69,000	—	—	—
Able Gasan 1st Co., Ltd.	462,819	—	—	—
Able Sewoon Co., Ltd.	2,591,808	—	—	—
Able Ansan Logistics 1st Co., Ltd. [1]	147,843	—	—	—
Able Udong 1st Co., Ltd. [1]	53,535	—	—	—
Able KJ 1st Co., Ltd.	15,000	—	—	—
Able Poongdong 1st Co., Ltd.	784,073	—	—	—

120

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Revenue	Expenses	Revenue	Expenses
Intgreen 1st Inc.	2,198,225	—	—	—
KB Daemyung 1st Co., Ltd.	—	331,246	—	—
KB Infra 1st Co., Ltd.	478,423	—	—	—
Pinetridavil Co., Ltd. [1]	148,109	—	—	—
JOSH Bujeon 1st Co.,Ltd.	1,889,108	—	—	—
Newstar Seotan Co.,Ltd.	435,687	—	—	—
Able PT 1st Co., Ltd	241,590	—	—	—
Able Pocheon 1st Co., Ltd.	526,898	—	—	—
Able HD 1st co.ltd [1]	353,553	—	—	—
Unbroken 1st co.ltd	241,491	—	—	—
Newstarplus1st Co.,Ltd.	1,650,919	—	—	—
KB MyeongJi 1st Co.,Ltd.	470,527	—	—	—
Able Dangjin 1st Co.,Ltd.	135,951	—	—	—
Able Yongdap 1st Co., Ltd.	198,537	—	—	—
Newstar Cold Co., Ltd. [1]	588,135	—	—	—
Betares Co., Ltd. [1]	26,730	—	—	—
KB Osansegyo 2nd Co.,Ltd.	43,931	—	—	—
Able Hyeongok Co.,Ltd.	179,795	—	—	—
KB Mapo 1st Co.,Ltd.	100,000	—	—	—
KB Mapo 2nd Co.,Ltd.	396,061	—	—	—
Newstar Joongbong Co., Ltd. [1]	—	—	102,361	—
Able Gwangmyeong 2nd Co,. Ltd [1]	—	—	143,767	—
Able Gumi 1st Co., Ltd. [1]	—	—	130,953	—
Able Bucheon Co,. Ltd. [1]	—	—	56,942	—
Able Island 1st Co,. Ltd [1]	—	—	75,816	—
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	1,607,304	—	—	—
Hanwha US Equity Strategy Private Real Estate Fund 3	7,648,350	—	—	—
GDIC 1st co.ltd	218,392	—	—	—
Able Wonchang 1st Co., Ltd.	120,892	—	—	—
Pacific Bric Professional Investors’ Private Real Estate Fund #53 [1]	1,695,000	—	—	—
Able MK 1st co.ltd	47,693	—	—	—
Zitaress 1st Co., Ltd.	820,602	—	—	—
KB PF 3rd Co.,Ltd.	20,172	—	—	—
Able Beomeo-one Co., Ltd.	329,377	—	—	—
Able UC 1st co.ltd	865,337	—	—	—
KBillite 1st Co.,Ltd.	8,502	—	—	—
Newstar Sina Co., Ltd.	488,215	—	—	—
KB Gold 1st Co.,Ltd.	41,821	—	—	—
Inspire Gold 1st Co., Ltd.	245,720	—	—	—
Inspire Gold 2nd Co., Ltd.	180,437	—	—	—
Yeoksam The Gallery KB 1st Co.,Ltd.	7,499	—	—	—
Y Three Ulsan Sinjeong 1st Co., Ltd.	14,663	—	—	—
KB Infra 2nd Co., Ltd.	143,103	—	—	—
Associates
KB Special Purpose Acquisition Company No.17	—	1,067,588	2,961	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	189,998	—	300,000	—
KBTS Technology Venture Private Equity Fund	285,290	—	126,027	—
KB-SJ Tourism Venture Fund	278,571	—	337,500	—
KB Private Equity Fund III	—	—	462,951	—

121

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	2021		2020
	Revenue	Expenses	Revenue	Expenses
Keystone-Hyundai Sec. No.1 Private Equity Fund	42,637	—	114,835	—
KB-Brain KOSDAQ Scale-Up Fund	514,119	—	733,705	—
KB Special Purpose Acquisition Company No.18	5,886	—	66,423	—
KB SPROTT Renewable Private Equity Fund I	487,500	—	487,836	—
KB-Stonebridge Secondary Private Equity Fund	549,714	—	1,442,249	—
KB Special Purpose Acquisition Company No.19	36,244	—	11,125	—
KB Special Purpose Acquisition Company No.20	67,917	—	1,778,305	—
KB-UTC Inno-Tech Venture Fund	471,466	—	370,970	—
KB-SP Private Equity Fund IV	388,931	—	479,967	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,198,196	—	237,293	—
KB New Paradigm Agriculture Venture Fund	—	—	225,000	—
KB Shinjasanaubo Fund	—	—	90,000	—
JR GLOBAL REIT	—	—	6,210,000	—
IGIG NO371 Professional Investors’ Real Estate Investment Company [1]	—	—	200,000	—
Koreit Tower Real Estate Investment Trust Company [1]	—	—	2,851,500	—
KB Material and Parts No. 1 PEF	352,500	—	62,774	—
KB Bio Private Equity Fund III Ltd.	323,836	—	—	—
K The fifteenth Real Estate Investment Trust [1]	500,000	—	—	—
Others
KB Financial Group Inc.	689,158	15,168	1,067,798	98
Kookmin Bank	110,412,211	113,932,738	43,997,058	57,284,860
KB Asset Management Co., Ltd.	9,821	1,108,009	10,029	1,437
KB Real Estate Trust Co., Ltd.	760	5	778	10
KB Investment Co., Ltd.	616,501	1	182,016	2
KB Credit Information Co., Ltd.	218	2,482	246	662
KB Data System Co., Ltd.	823	1,348,880	1,013	1,079,974
KB Life Insurance Co., Ltd.	322,568	327,902	49,322	1,111,202
KB Kookmin Card Co., Ltd.	111,626	679,936	204,124	777,334
KB Savings Bank Co., Ltd.	227	4,610	7	7
KB Capital Co., Ltd.	344,413	478	89,856	2,359
KB Insurance Co., Ltd	889,407	5,459,994	241,525	2,389,441
Prudential Life Insurance Co., Ltd.	614,560	747,319	260,584	2,574
KB Wise Star Private Real Estate Feeder Fund 1st.	7,255,541	—	364,208	1,907,319
Other funds	5,305,247	510,087	2,599,262	—
Retirement pension	598,028	—	529,780	—
LB UK Private Real Estate Investment Trust No.19 [2]	396,837	—	69,187	68,905
The Company
Employees	321,649	—	408,651	—

[1]	These companies are not related parties as at December 31, 2021.
[2]	These companies are excluded from the subsidiaries because of disposal of some portion of equity for the year ended December 31, 2020.

122

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Significant loan and borrowing transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

	2021
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Panorama 1st Co., Ltd.	Loans	9,845,711	—	(6,321)	—	9,839,390
Newstar Gimpo 1st Co,. Ltd	Loans	33,527,243	—	(3,700,384)	—	29,826,859
Newstar Gimpo 2nd Co.,Ltd.	Loans	—	12,369,667	—	—	12,369,667
Able Gamsam 1st Co.,Ltd.	Loans	22,962,057	—	(12,824)	—	22,949,233
Able KD 2nd Co., Ltd [1]	Loans	4,592,411	—	(4,592,411)	—	—
KB Echo 1st Co,. Ltd	Loans	15,075,090	—	(100,815)	—	14,974,275
Hamilton Power First Co.,Ltd [1]	Loans	28,956,749	—	(28,956,749)	—	—
KB Infra 1st Co., Ltd.	Loans	—	11,874,477	—	—	11,874,477
Able MK 1st co.ltd	Loans	—	15,902,044	—	—	15,902,044
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,067,088	—	—	(1,067,588)	999,500
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	3,052,888	—	—	5,886	3,058,774
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,054,617	—	—	36,244	2,090,861
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	3,067,305	—	—	67,917	3,135,222
Others
Kookmin Bank	Deposits	425,062,348	—	—	92,988,880	518,051,228
	Borrowings	2,787,298	726,662,134	(729,449,432)	—	—
The Company
Employees	Loans to employees	19,064,459	2,490,240	(6,614,323)	—	14,940,376

[1]	These companies are not related parties as at December 31, 2021.

123

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

	2020
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
AKB 1st Co.,Ltd.	Loans at FVTPL	25,120,050	—	—	(102,725)	25,017,325
Newstar Gangneung 1st Co., Ltd. [1]	Loans	113,670,222	—	(113,670,222)	—	—
Able KD 2nd Co., Ltd.	Loans	29,949,550	—	—	(25,357,139)	4,592,411
KB Yeoncheon Co., Ltd. [1]	Loans	6,588,901	—	(6,588,901)	—	—
Newstar Panorama 1st Co., Ltd.	Loans	44,703,021	—	—	(34,857,310)	9,845,711
Newstar Goeun 1st Co., Ltd [1]	Loans	29,868,389	—	(29,868,389)	—	—
Newstar Gimpo 1st Co., Ltd	Loans	68,883,966	—	—	(35,356,723)	33,527,243
Newstar Haenam 1st Co., Ltd. [1]	Loans	39,601,732	—	(39,601,732)	—	—
Hamilton Power First Co.,Ltd	Loans	—	28,956,749	—	—	28,956,749
Able Gamsam 1st Co.,Ltd.	Loans	—	22,962,057	—	—	22,962,057
KB Echo 1st Co., Ltd	Loans	—	15,075,090	—	—	15,075,090
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,064,127	—	—	2,961	2,067,088
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	2,986,465	—	—	66,423	3,052,888
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,043,492	—	—	11,125	2,054,617
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	1,499,000	—	—	1,568,305	3,067,305
Others
Kookmin Bank	Deposits	215,482,730	—	—	209,579,618	425,062,348
	Borrowings	—	1,005,167,532	(1,002,380,234)	—	2,787,298
The Company
Employees	Loans to employees	23,130,910	1,415,150	(5,481,601)	—	19,064,459

[1]	These companies are not related parties as at December 31, 2020.

Transactions between related parties, such as deposit transaction arising from operating activities are not included in the above table as deposit and withdraw occurred frequently.

124

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Other transactions with related parties for the years ended December 31, 2021 and 2020, are as follows:

(In thousands of Korean won)	2021
	Contribution	Collection and others
Subsidiaries
KB Securities Hong Kong Ltd.	101,175,500	—
KB Securities Vietnam Joint Stock Company	69,084,068	—
Aquila Global Real Assets Fund No. 1 LP [1]	—	1
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	11,250,000	—
Pacific US Blackrock Private Placement Real Estate Fund No.15	3,325,797	—
DGB Qualified Investor Private Real Estate Investment Trust No.8	—	360,460
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	—	5,559,136
KB digital innovation & growth new technology business investment fund	500,000	—
Alpha Spain Real Estate Private Investment Trust 1	3,298,743	—
Hangang Domestic Private Real Estate Fund No.14 [1]	—	18,100,000
Heungkuk Global Highclass Private Real Estate Trust 23	—	1,630,765
Hanwha US Equity Strategy Private Real Estate Fund 3	183,678,409	8,695
Hyundai Kon-tiki Specialized Privately Placed Fund 1 [1]	—	476,406
Pacific Bric Professional Investors’ Private Real Estate Fund No.53 [1]	43,500,000	43,500,000
Associates
KB New Paradigm Agriculture Venture Fund	—	2,275,000
KB KONEX Market Vitalization Fund	—	5,550,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400,000
KBTS Technology Venture Private Equity Fund	880,000	1,536,000
KB-SJ Tourism Venture Fund	500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,750,000	4,050,000
KB-Stonebridge Secondary Private Equity Fund	3,788,000	1,692,584
KB-UTC Inno-Tech Venture Fund	1,695,000	375,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	3,846,000	—
KB Shinjasanaubo Fund	880,000	264,000
JR GLOBAL REIT [1]	—	65,025,000
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	1,925,000
K The fifteenth Real Estate Investment Trust [1]	8,600,000	8,600,000
KB Private Equity Fund III [1]	—	8
KB Bio Private Equity Fund III Ltd.	10,000,000	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—
KB-KTB Technology Venture Fund	2,000,000	—
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—
KB Digital Platform Fund	4,500,000	—
KB-SOLIDUS Healthcare Investment Fund	100,000	—
Others
KB NA COMPASS ENERGY PRIVATE SPECIAL ASSET FUND	1,513,600	2,056,553
Meritz Private Real Estate Fund 9-2	1,053	5,954
KB Global Core Bond Securities Master Fund(Bond)	—	15,000,000
KB Onkookmin TDF 2045 Fund	—	1,400,000
KB Global Platform Fund	5,400,000	—
KB Onkookmin Life Income RIF 20 Feeder Fund(FoFs)	—	2,500,000
KB Onkookmin Life Income RIF 40 Feeder Fund(FoFs)	—	2,500,000
KB BMO senior loan private special asset fund 2	4,477,004	—
KB Multi Alpha Plus Private Fund 1	10,000,000	—
KB KBSTAR 30-Years Treasurybond Enhanced ETF	6,311,671	5,806,617

125

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In thousands of Korean won)	2021
	Contribution	Collection and others
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	33,017,696	752,186
KB New Deal Innovation Fund	2,000,000	—
Paramark KB Fund I	680,000	—

[1]	No related party of the Company as at December 31, 2021.

(In thousands of Korean won)	2020
	Contribution	Collection and others
Subsidiaries
KB FINA Joint Stock Company	11,146,330	—
Aquila Global Real Assets Fund No.1 LP	—	197,092
GH Real Estate I LP	13,944,786	2,706,732
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	3,750,000	—
Hyundai Smart Index Alpha Derivative Feeder Trust 1 [1]	—	10,382,785
Hyundai Strong Korea Equity Trust 1 [1]	—	2,976,264
Hyundai Kidzania Equity Feeder Trust 1 [1]	—	361,855
Hyundai Value Plus Equity Feeder Trust 1 [1]	—	1,822,420
Hyundai Quant Long Short Securities Feeder Investment Trust 1 [1]	—	7,116,562
Hyundai Strong-small Corporate Trust 1 [1]	—	1,006,516
Heungkuk Highclass Private Real Estate Trust 21 [1]	—	20,679,999
DGB Qualified Investor Private Real Estate Investment Trust No.8	—	293,050
KTB Aircraft Private Investment Trust No.21-1	—	40,608
KB Digital Innovation&growth New Technology Business Investment Fund	500,000	—
Capstone US Private Investment Trust No.6	932,452	50,397,818
LB Ireland Private Real Estate Investment Trust 18	—	1,146,231
Alpha Spain Real Estate Private Investment Trust 1	64,423,723	100,000
Hangang Domestic Private Real Estate Fund No.14	18,100,000	100,000
Heungkuk Global Highclass Private Real Estate Trust 23	—	107,000,000
Associates
KB IGen Private Equity Fund No 1 [1]	—	53
KB KONEX Market Vitalization Fund	—	1,335,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	3,200,000
KBTS Technology Venture Private Equity Fund	640,000	1,568,000
KB-SJ Tourism Venture Fund	1,500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,000,000	1,200,000
KB SPROTT Renewable Private Equity Fund I	842,523	—
KB-Stonebridge Secondary Private Equity Fund	2,598,000	—
KB-UTC Inno-Tech Venture Fund	5,655,000	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,850,000	—
JR GLOBAL REIT	219,492,955	3,638,615
IGIS NO371 Professional Investors’ Real Estate Investment Company [1]	10,000,000	10,000,000
Koreit Tower Real Estate Investment Trust Company [1]	30,000,000	30,000,000
Project Vanilla Co., Ltd.	2,450,000	—
December & Company Inc.	30,000,000	—
KB Material and Parts No. 1 PEF	3,400,000	—
KB Private Equity Fund III	—	7,999,992
Others
KB AU Infigen Energy Private Special Asset Fund [1]	—	23,331,552
KB BMO senior loan private special asset fund	19,352,404	—
KB NA Compass Energy Private Special Asset Fund	1,551,522	2,063,968
Meritz Private Real Estate Fund 9-2	2,336	—

126

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In thousands of Korean won)	2020
	Contribution	Collection and others
KB Global Platform Fund	3,600,000	—
KB Wisestar Private Real Estate Fund Investment Trust No. 12 [1]	30,000,000	28,523,000
LB Ireland Private Real Estate Investment Trust 19 [1]	—	10,849,905

[1]	No related party of the Company as at December 31, 2020.

Details of payment guarantees and other similar contracts with related parties as at December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	Description	Amounts
		2021	2020
KB Securities Vietnam Joint Stock Company	Payment guarantees	86,304,400	79,206,400
KB Securities HongKong Ltd.	Payment guarantees	130,405,000	119,680,000
Able Hana Co., Ltd. [1]	Private placement bonds purchase agreement	—	16,500,000
Ms Sejong 4th Co., Ltd.	Loans purchase agreement	2,000,000	10,000,000
KBUK Center 1st Co.,Ltd.	Replenishment of loan	12,600,000	10,500,000
Crescendo Muju Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
Great GM 12th Co., Ltd. [1]	Private placement bonds purchase agreement	—	13,010,000
AJH 3rd Co., Ltd.	Private placement bonds purchase agreement	11,000,000	11,000,000
Able Youto 1st co., Ltd. [1]	Private placement bonds purchase agreement	—	10,000,000
Paradise Yeongjong 2nd Co., Ltd.	Private placement bonds purchase agreement	20,000,000	20,000,000
Newstar Hakgok Co., Ltd. [1]	Private placement bonds purchase agreement	—	7,800,000
Songdo P Seven The 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	35,880,000
Newstar Janghyun Co., Ltd [1]	Private placement bonds purchase agreement	—	4,800,000
Ablegwonseon 1ST Co., Ltd.	Private placement bonds purchase agreement	35,000,000	35,000,000
Newstar SH Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
Newstar IP Co., Ltd.	Private placement bonds purchase agreement	50,700,000	50,700,000
Newstar Daerim Co., Ltd. [1]	Private placement bonds purchase agreement	—	500,000
Newstar Ds 1st Co,. Ltd	Private placement bonds purchase agreement	15,000,000	15,000,000
Newstar Ds 2nd Co,. Ltd	Private placement bonds purchase agreement	37,000,000	37,000,000
Newstar Papyrus Co., Ltd.	Private placement bonds purchase agreement	24,200,000	24,200,000
Able Dangsan Co.,Ltd. [1]	Private placement bonds purchase agreement	—	21,500,000
SJ Jongno 1st Co., Ltd.	Private placement bonds purchase agreement	68,200,000	68,200,000
Enewstay 1st Co.,Ltd.	Private placement bonds purchase agreement	25,600,000	25,600,000
Newstar Cheonwon Co., Ltd [1]	Private placement bonds purchase agreement	—	8,600,000
Able YongIn 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	10,000,000
Newstar Gimpo 1st Co,. Ltd	Credit line	—	2,700,000
Newstar Wanee 1st Co,. Ltd. [1]	Private placement bonds purchase agreement	—	8,900,000

127

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	Description	Amounts
		2021	2020
Able Gamsam 1st Co.,Ltd.	Private placement bonds purchase agreement	17,000,000	17,000,000
Able Sungnae 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	8,650,000
Songdo Pfive 2nd Co,. Ltd	Private placement bonds purchase agreement	121,821,000	123,000,000
Polar EH 1st Co., Ltd	Private placement bonds purchase agreement	2,411,809	29,900,000
Polar EH 2nd Co., Ltd	Private placement bonds purchase agreement	12,391,709	29,900,000
Polar SQ 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	30,000,000
Polar SQ 2nd Co., Ltd [1]	Private placement bonds purchase agreement	—	30,000,000
Able Ali 2nd Co., Ltd [1]	Private placement bonds purchase agreement	—	20,000,000
Able Daepo 1st Co,. Ltd. [1]	Private placement bonds purchase agreement	—	1,200,000
Able Sungsoo 1st Co,. Ltd. [1]	Private placement bonds purchase agreement	—	22,440,000
KB Ansung 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	55,000,000
KB PF 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	2,500,000
Able Mojong 1st Co,. Ltd [1]	Private placement bonds purchase agreement	—	49,000,000
Newstar Chimsan 1st Co,. Ltd. [1]	Private placement bonds purchase agreement	—	10,000,000
Newstar JY Co,. Ltd. [1]	Private placement bonds purchase agreement	—	17,500,000
Able Unicity 4th Co.,Ltd [1]	Private placement bonds purchase agreement	—	20,000,000
Able Gongpyeong 1st Co.,Ltd	Private placement bonds purchase agreement	20,000,000	20,000,000
KB Asan Baebang 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	20,000,000
KB Icheon logistics 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	46,000,000
Able Daenong Co,. Ltd. [1]	Private placement bonds purchase agreement	—	22,000,000
Able Forsythia 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	23,000,000
Able IFP 1st Co,. Ltd. [1]	Private placement bonds purchase agreement	—	4,000,000
Able Gorim 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
HD Yongin 1st Co.,Ltd [1]	Private placement bonds purchase agreement	—	60,000,000
Startwithone Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
Newstar Believe Co., Ltd.	Private placement bonds purchase agreement	7,500,000	17,500,000
Able Chowall 1st Co., Ltd.	Credit line	30,000,000	30,000,000
FN Gasan 1st Co., Ltd.	Private placement bonds purchase agreement	6,538,462	20,000,000
ABR Mareuk 1st Co.,Ltd	Credit line	10,300,000	10,300,000
KB Osansaegyo Co,. Ltd [1]	Credit line	—	57,000,000
Able Silver Co,. Ltd. [1]	Credit line	—	8,000,000
Newstar Joongbong Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000

128

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	Description	Amounts
		2021	2020
ABR Joongang2 1st Co.,Ltd	Credit line	20,000,000	20,000,000
Newstar Kumo 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	2,500,000
Able Gumi 1st Co., Ltd. [1]	Credit line	—	60,000,000
Able Seoho 1st Co., Ltd. [1]	Credit line	—	35,000,000
Able Island 1st Co,. Ltd [1]	Private placement bonds purchase agreement	—	34,000,000
Able Gwangmyeong 2nd Co,. Ltd [1]	Credit line	—	60,000,000
KB Echo 1st Co,. Ltd	Credit line	30,000,000	30,000,000
KB Wondong 1st Co,. Ltd [1]	Credit line	—	70,000,000
KB Tongyoung 1st Co,. Ltd	Credit line	34,000,000	44,000,000
Able Bucheon Co,. Ltd. [1]	Credit line	—	40,000,000
Able Electronics 1st Co., Ltd.	Credit line	70,000,000	70,000,000
KS Beta Co,. Ltd. [1]	Credit line	—	45,000,000
Newstar Seotan Co.,Ltd.	Credit line	63,000,000	—
Newstar Plus1st Co.,Ltd.	Private placement bonds purchase agreement	16,000,000	—
Unbroken 1st co.ltd	Private placement bonds purchase agreement	30,000,000	—
Able Dangjin 1st Co.,Ltd.	Credit line	35,000,000	—
Able Yongdap 1st Co., Ltd.	Private placement bonds purchase agreement	29,000,000	—
Able Wonchang 1st Co., Ltd.	Credit line	20,000,000	—
Able Pocheon 1st Co., Ltd.	Private placement bonds purchase agreement	12,300,000	—
Able PT 1st Co., Ltd	Private placement bonds purchase agreement	5,000,000	—
Able Hyeongok Co.,Ltd.	Credit line	60,000,000	—
JOSH Bujeon 1st Co.,Ltd.	Credit line	90,000,000	—
GDIC 1st co.ltd	Private placement bonds purchase agreement	40,000,000	—
KB Mapo 2nd Co.,Ltd.	Private placement bonds purchase agreement	10,000,000	—
KB MyeongJi 1st Co.,Ltd.	Credit line	45,000,000	—
KB Osansegyo 2nd Co.,Ltd.	Private placement bonds purchase agreement	8,626,660	—
Able Guwol 1st Co., Ltd.	Private placement bonds purchase agreement	41,900,000	—
Able Hyosung 1st Co., Ltd.	Private placement bonds purchase agreement	17,000,000	—
Able Sky 1st Co., Ltd.	Private placement bonds purchase agreement	30,000,000	—
Newstar Gimpo 2nd Co.,Ltd.	Credit line	12,600,000	—
Intgreen 1st Inc.	Private placement bonds purchase agreement	47,500,000	—
Able Gasan 1st Co., Ltd.	Credit line	60,000,000	—
Able Sewoon Co., Ltd.	Private placement bonds purchase agreement	48,000,000	—
Able Poongdong 1st Co., Ltd.	Credit line	4,850,000	—
Zitaress 1st Co., Ltd.	Private placement bonds purchase agreement	120,000,000	—
KB PF 3rd Co.,Ltd.	Private placement bonds purchase agreement	4,500,000	—
Able Beomeo-one Co., Ltd.	Private placement bonds purchase agreement	30,000,000	—
Able UC 1st co.ltd	Credit line	160,000,000	—
KB Infra 2nd Co., Ltd.	Private placement bonds purchase agreement	58,500,000	—

129

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(in thousands of Korean won)	Description	Amounts
		2021	2020
KBillite 1st Co.,Ltd.	Credit line	1,000,000	—
Newstar Sina Co., Ltd.	Private placement bonds in foreign currency purchase agreement	24,421,300	—
KB Gold 1st Co.,Ltd.	Credit line	20,000,000	—
Inspire Gold 1st Co., Ltd.	Credit line	100,000,000	—
Inspire Gold 2nd Co., Ltd.	Credit line	50,000,000	—
Yeoksam The Gallery KB 1st Co.,Ltd.	Credit line	25,000,000	—
Y Three Ulsan Sinjeong 1st Co., Ltd.	Private placement bonds purchase agreement	59,000,000	—

[1]	No related party of the Company as at December 31, 2021.

As at December 31, 2021, the Company recognizes financial guarantee liability amounting to ~~W~~95,553 million (~~W~~79,578 million in 2020) in conjunction with the above.

Details of assets pledged as collateral to related parties as at December 31, 2021 and 2020 are as follows:

(in thousands of Korean won)	Details of assets pledged	2021		2020
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	21,183,449	20,000,000	23,384,069	20,000,000

As at December 31, 2021, the Company received securities amounting to ~~W~~54,000 million (~~W~~52,000 million in 2020) as a collateral from Kookmin bank and the Company has ~~W~~140,000 million (~~W~~140,000 million in 2020) of credit line such as loan agreement.

Details of unused loan commitments provided to the related parties as at December 31, 2021 and 2020, are as follows:

(In thousands of Korean won)	Details	Amounts
		2021	2020
KB Shinjasanaubo Fund	Purchase agreements of securities	—	880,000
KBTS Technology Venture Private Equity Fund	Purchase agreements of securities	176,000	1,056,000
KB Wise Star Private Real Estate Feeder Fund 1st	Purchase agreements of securities	19,000	19,000
KB-SJ Tourism Venture Fund	Purchase agreements of securities	—	500,000
KB-Brain KOSDAQ Scale-Up Fund	Purchase agreements of securities	—	3,750,000
KB SPROTT Renewable Private Equity Fund I	Purchase agreements of securities	3,817,225	3,817,225
KB-Stonebridge Secondary Private Equity Fund	Purchase agreements of securities	1,594,000	5,382,000
KB Global Platform Fund	Purchase agreements of securities	3,200,000	8,600,000
KB-UTC Inno-Tech Venture Fund	Purchase agreements of securities	—	1,695,000
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

(In thousands of Korean won)	Details	Amounts
		2021	2020
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	8,304,000	12,150,000
KB BMO senior loan private special asset fund 2	Purchase agreements of securities	18,239	4,290,235
KB New Deal Innovation Fund	Purchase agreements of securities	8,000,000	—
KB Digital Platform Fund	Purchase agreements of securities	45,500,000	—
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	4,900,000	—
Paramark KB Fund I	Purchase agreements of securities	9,320,000	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Purchase agreements of securities	5,645,131	—
KB-KTB Technology Venture Fund	Purchase agreements of securities	8,000,000	—

The Company received credit card commitment amounting to ~~W~~21,000 million(~~W~~14,000 million in 2020) from Kookmin Card Co.,Ltd. as at December 31, 2021.

Debt instruments purchased or sold via the Company by the related party for the years ended December 31, 2021 and 2020, are as follows.

(in thousands of Korean won)	2021
	Sale	Purchase [1]
Kookmin Bank	9,642,170,271	9,005,606,675
KB Life Insurance Co., Ltd.	272,656,940	88,646,788
KB Insurance Co., Ltd	853,998,306	446,196,491
KB Kookmin Card Co., Ltd.	—	40,000,000
KB Capital Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2021, are included.

(in thousands of Korean won)	2020
	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	14,312,409,201	14,548,227,447
KB Life Insurance Co., Ltd.	388,194,034	145,858,941
KB Insurance Co., Ltd	1,850,829,401	984,767,090
KB Kookmin Card Co., Ltd.	—	220,000,000
KB Capital Co., Ltd.	—	180,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2020, are included.

The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2021 and 2020, is as follows:

(in thousands of Korean won)	2021	2020
Short-term salaries	9,493,422	11,637,951
Post-employment benefits	579,895	578,651
Share-based payment	16,001,106	6,658,506

	26,074,423	18,875,108

131

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

42. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2021 and 2020, consist of the following:

(in thousands of Korean won)	2021	2020
Interest income	(737,552,790)	(728,642,093)
Interest expenses	212,429,225	239,099,808
Dividend income and distribution income	(43,442,376)	(39,104,346)
Tax expenses	214,559,285	138,176,141
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(258,480,104)	(429,533,160)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	409,884,788	442,764,856
Gains on valuation of financial assets (liabilities) designated at FVTPL	(602,482,365)	(631,983,229)
Losses on valuation of financial assets (liabilities) designated at FVTPL	170,830,700	339,572,870
Gains on valuation of derivative financial assets (liabilities)	(1,522,684,712)	(1,270,915,293)
Losses on valuation of derivative financial assets (liabilities)	1,657,639,495	1,403,355,352
Gains or losses on disposal of financial assets at FVOCI	10,811,918	(9,379,901)
Foreign currency translations	(56,312,965)	138,251,861
Provision for allowances for loan losses	5,378,133	18,913,348
Gains on disposal of investments in associates and subsidiaries	(12,324,064)	(11,793,641)
Losses on disposal of investments in associates and subsidiaries	3,817,216	26,056,081
Impairment loss on investments in associates and subsidiaries	7,884,327	42,945,323
Depreciation	41,908,757	46,755,247
Amortization	22,148,402	17,726,028
Others	72,730,119	83,630,340

	(403,257,011)	(184,104,408)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2021 and 2020, consist of the following:

(in thousands of Korean won)	2021	2020
Deposits in financial institutions	(73,947,140)	(136,267,872)
Financial assets required to be mandatorily measured at FVTPL	(632,998,030)	(5,283,547,060)
Derivative financial instruments/liabilities (net)	(37,400,973)	(58,540,806)
Loans measured at amortised cost	(425,945,416)	(187,115,298)
Other assets	3,122,483,949	(4,476,264,985)
Deposit liabilities	699,427,267	3,360,215,715
Financial liabilities required to be mandatorily measured at FVTPL	978,686,697	(794,598,016)
Financial liabilities designated at FVTPL	(185,467,288)	(2,662,546,777)
Defined benefit obligation	(16,828,530)	(18,359,951)
Securities sold under repurchase agreements	(1,240,816,274)	1,741,806,861
Other liabilities	(3,218,157,158)	4,365,150,777

	(1,030,962,896)	(4,150,067,412)

132

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2021 and 2020

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2021 and 2020, consist of the following:

	2021
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Total
Beginning balance (net)	12,498,622,381	1,797,596,969	10,782,775	143,799,238	14,450,801,363
Cash Transactions	181,842,566	538,296,970	(3,575,926)	(31,849,047)	684,714,563
Non-cash transactions	676,224	4,285,542	113,072	11,450,193	16,525,031

Ending balance(net)	12,681,141,171	2,340,179,481	7,319,921	123,400,384	15,152,040,957

	2020
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Total
Beginning balance (net)	9,298,438,121	1,496,984,672	13,699,502	152,465,425	10,961,587,720
Cash Transactions	3,201,960,425	300,000,000	(3,172,060)	(23,241,771)	3,475,546,594
Non-cash transactions	(1,776,165)	612,297	255,333	14,575,584	13,667,049

Ending balance(net)	12,498,622,381	1,797,596,969	10,782,775	143,799,238	14,450,801,363

43. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in separate statements of cash flows for the years ended December 31, 2021 and 2020, are as follows:

(in thousands of Korean won)	2021	2020
Increase due to gains on valuation of financial assets at FVOCI	13,976,607	46,043,297

133

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the Chief Executive Officer of

KB Securities Co., Ltd.:

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of KB Securities Co., Ltd. (“the Company”) as of December 31, 2021. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of the ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of the ICFR, the Company’s management stated: “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2021, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.”

We conducted our review in accordance with the ICFR Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the management’s report on the effectiveness of ICFR is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of the Company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the management’s report on the effectiveness of ICFR as of December 31, 2021 is not prepared, in all material respects, in accordance with ‘Best Practice Guideline of Internal Control over Financial Reporting’.

Our review is based on the Company’s ICFR as of December 31, 2021. We did not review the Company’s ICFR subsequent to December 31, 2021. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2022

134

Report on the Effectiveness of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of

KB Securities Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Securities Co., Ltd. (the “Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2021.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). And we conducted an evaluation of ICFR based on ‘Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2021, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 17, 2022

Park, Jung Lim, Chief Executive Officer

Han, Jeong Ho, Internal Accounting Controller Officer

135